04012344

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House

Delamare Road

Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 29 2004

THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: *[signature]*

DAT : 1/22/04

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser. If you have sold or transferred all your ordinary shares in the Company this document, together with the enclosed proxy form, should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors
J.A. Gardiner (Chairman)
R.S. Ager
C.L. Allen
R.F. Chase
P.A. Clarke
Dr. H. Einsmann
J. Gildersleeve
A.T. Higginson
Sir Terry Leahy
T.J.R. Mason
V. Morali
G.F. Pimlott
D.T. Potts
D.E. Reid, C.A

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

9 May 2003

Dear Shareholder

ANNUAL GENERAL MEETING

This year's Annual General Meeting is to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on 13 June 2003 at 11 a.m. The notice of the meeting is set out on pages 4 to 8. This letter explains the purpose of resolutions 10 to 15 and gives you details of the scrip dividend option in respect of the final dividend of 4.33p per share for the 52 weeks ended 22 February 2003 ("final dividend").

Directors' Remuneration Report

It is proposed by resolution 10 to approve the directors' remuneration report. A summary and full report are included in the Annual Review and Summary Financial Statement 2003 on pages 32 to 33 and Annual Report and Financial Statements 2003 on pages 12 to 21 respectively. The report is designed to comply with new requirements introduced by the Directors' Remuneration Report Regulations 2002 (the "Regulations") for a report on the remuneration of all directors, both executive and non executive.

The report is divided into two parts. Each part contains a section of information that is subject to audit. Executive director remuneration is contained in the first part of the report, which was prepared by the remuneration committee. Non-executive director remuneration is contained in the second part of the report, which was prepared by the company secretary on behalf of the board.

The report has been approved by the board and signed on its behalf by the chairman of the remuneration committee. Shareholders will be asked for the first time at this Annual General Meeting to approve the report in accordance with the provisions of the Regulations.

Scrip Dividend Scheme

Your directors have again decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 22 April 2003, other than certain overseas shareholders, the opportunity to receive the final dividend of 4.33p per share in fully paid up shares in the Company instead of cash on the basis of one new share for every 44.79 ordinary shares in the Company registered in their names. It is proposed by resolution 11 to authorise the directors to make a similar offer in respect of any future dividend for any financial year of the Company ending on or before 29 February 2008.

All shareholders have previously been invited to lodge a mandate to receive all dividends in respect of which a scrip dividend option is available (including the final dividend) in the form of new shares in the Company. Those shareholders who have completed a mandate will automatically be allotted their entitlement to new shares in the Company. Those shareholders who have not completed a mandate and wish to receive the final dividend and all future dividends in the form of new shares in the Company need to complete and return a mandate by 5.00 pm on 30 May 2003. (A copy of the scheme booklet and mandates can be obtained from the Company's registrars).

All existing mandates will remain valid, unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the final dividend it must be received by the registrars no later than 5.00 pm on 30 May 2003.

If all eligible shareholders were to elect to receive shares in respect of their entire shareholdings in lieu of the final cash dividend, 161,604,115 new shares would be issued representing 2.2 per cent of the issued share capital of the Company. The total cost of the dividend if paid wholly in cash would be £313.42 million.

Share Capital

It is proposed by resolution 12 to authorise the directors to allot up to 2,059 million shares in the Company, representing approximately 28.5 per cent of the issued share capital of the Company. This authority will expire five years from the date on which the resolution is passed. Your directors have no present intention of exercising this authority other than to satisfy mandates under the scrip dividend scheme.

It is proposed by resolution 13 to empower the directors to allot equity securities for cash without first offering them to existing shareholders in proportion to their holdings, subject to certain limits which comply with the accepted guidelines. This resolution will enable your directors, in appropriate circumstances, to allot for cash (other than in connection with a rights issue or open offer) equity securities with an aggregate nominal value of up to £18.09 million representing approximately 5 per cent of the issued share capital of the Company. It will replace the equivalent resolution passed at the last Annual General Meeting and will expire at the conclusion of next year's Annual General Meeting. This resolution is proposed so as to give your directors flexibility to take advantage of business opportunities as they arise.

It is proposed by resolution 14 to extend the Company's authority to purchase its own shares at a price of not less than the par value of the shares and not more than 5 per cent above the average of the middle-market quotation of the shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made. The authority will be for the purchase of a maximum of approximately 10 per cent of the Company's issued share capital and will expire at the conclusion of next year's Annual General Meeting. Your directors have no present intention of making such purchases but consider it prudent to have this ability so as to be able to act at short notice in appropriate circumstances. No purchases will

be made unless the expected effect will be to increase earnings per share. Any shares so purchased will be treated as cancelled.

The total number of options to subscribe for equity shares outstanding at 22 April 2003 is 334,369,731. This represents 4.62 per cent of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of resolution 14 then these options would represent 5.13 per cent of the reduced issued share capital. The Company has no outstanding warrants.

The Political Parties, Elections and Referendums Act 2000 ("the Act").

The Company's policy is not to make donations to any political party. However, the Act contains broad definitions of political donations and expenditure so as to include activities (such as sponsoring a small number of receptions or other events at annual party political conferences) that are an accepted part of engaging with stakeholders and opinion-formers to ensure that our issues and concerns are considered and addressed.

To allow the Company to continue to provide for a limited number of these activities, which we consider to be in our interest, we believe it prudent to obtain shareholder approval to make donations or incur relevant expenditure up to a specified limit in accordance with the Act.

Accordingly, your directors are again seeking shareholder approval for amounts similar to those being sought by comparable companies in response to this legislation. These amounts include a margin for safety, and we anticipate that actual expenditure will be lower than the sums for which approval is being sought.

Resolutions 15 (a) to 15 (j) seek authority from the shareholders to enable the Company and certain of its operating subsidiaries to make donations or incur expenditure which would otherwise have been prohibited under the Act. In each resolution, the authority is sought in respect of an aggregate amount per annum for the full period of four years as permitted by the Act.

The Company will make disclosure in its next annual report of any relevant donations made or expenditure incurred by it or its subsidiaries in excess of £200 in accordance with the provisions of the Act.

Action to be taken

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's registrars, Lloyds TSB Registrars, PO Box 699, Worthing, West Sussex BN99 6YY as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your directors are of the opinion that all the resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J A Gardiner
Chairman

TESCO PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN of the Annual General Meeting of Tesco PLC to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 13 June 2003 at 11.00 am for the following purposes:

Report and accounts

1 To receive the directors' report and accounts for the 52 weeks ended 22 February 2003.

Final dividend

2 To declare a final dividend on the ordinary share capital of the Company.

Re-election of directors

3 To re-elect Mr J. A. Gardiner as a director.

4 To re-elect Mr R. S. Ager as a director.

5 To re-elect Mr A. T. Higginson as a director.

6 To re-elect Mr D. E. Reid as a director.

7 To re-elect Mr R. F. Chase as a director.

Re-appointment of auditors

8 To re-appoint PricewaterhouseCoopers LLP as auditors to hold office until the conclusion of the next Annual General Meeting.

Auditors' remuneration

9 To authorise the directors to determine the remuneration of the auditors.

Directors' remuneration report

10 To approve the directors' remuneration report for the 52 weeks ended 22 February 2003.

Scrip dividend

11 To resolve that, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of any dividends (including interim dividends) paid by the directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 29 February 2008, including the final dividend for the financial year ended on 22 February 2003; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly lodging such mandates in accordance with their respective entitlements.

Directors' authority to allot shares

12 To resolve that in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £102.95 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

Directors' power to disapply pre-emption rights

13 To resolve as a special resolution that:

(a) the directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the directors by resolution 12 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

   (i) in connection with a rights issue; and

   (ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £18.09 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlement or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

Authority to purchase own shares

14 To resolve as a special resolution that the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 723 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

Political donations and expenditure

15 By separate resolutions, to resolve:

(a) That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such

donations and expenditure shall not exceed an aggregate of £100,000 during any financial year of the Company.

(b) That Tesco Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £100,000 during any financial year of the Company.

(c) That Tesco Ireland Limited (incorporated in Ireland) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(d) That Tesco.com Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(e) That Tesco Freetime Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(f) That Nutri Centres Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(g) That Dunnhumby Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(h) That Tesco Home Shopping Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting,

provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(i) That Tesco Vin Plus S.A. (incorporated in France) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

(j) That T & S Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985) during the period expiring on the earlier of 13 June 2007 or the date of the Company's Annual General Meeting in 2007, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that such donations and expenditure shall not exceed an aggregate of £25,000 during any financial year of the Company.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

By order of the Board
R.S. Ager
Secretary

9 May 2003

Notes

(1) In accordance with Regulation 41 of the Uncertified Securities Regulations 2001, only those members entered on the Company's register of members not later than 48 hours before the time of the Meeting or if the Meeting is adjourned, shareholders entered on the Company's register of members not later than 48 hours before the time fixed for the adjourned Meeting shall be entitled to attend and vote at the Meeting.

(2) Any member of the Company who is entitled to attend and vote at the Meeting may appoint one or more proxies to attend, and on a poll vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power of authority, must be received at the office of the Registrars of the Company not less than 48 hours before the time fixed for the Meeting.

(3) Brief biographies of the directors seeking re-election appear in the Annual Review and Summary Financial Statement 2003.

(4) Copies of all the directors' service contracts with the Company or any of its subsidiaries and a register of interests of directors and their families in the shares of the Company will be available for inspection at the Company's registered office during normal business hours (Saturdays and public holidays excepted) until 13 June 2003 and at the venue for the Annual General Meeting from 10.45 am on 13 June 2003 until the conclusion of the Meeting.

Printed by St Ives Burrups B705595/10640
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

TESCO PLC

ADMISSION/VOTING CARD

Annual General Meeting 13th June, 2003, at 11.00 a.m.
The Meeting is being held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY

[redacted]

01247742

Please retain this card until the close of the Meeting or any adjournment of the Meeting.

NOTES ON COMPLETION OF FORM OF PROXY

1 Please indicate how you wish to vote by printing an X in the For/Against box next to the resolution.

2 In the case of a corporation this proxy must be given under the common seal or under the hand of an officer, attorney or other person duly authorised to sign it.

3 In the case of joint holders the vote of the senior who tenders the vote will be accepted to the exclusion of all other, the seniority being determined by the order in which the names stand in the register of members.

4 To be valid this proxy, duly executed, and the power of attorney or other authority (if any) under which it is executed or a certified copy of such power or authority must be received at the office of the Registrars of the Company not later than 48 hours before the time appointed for the Meeting.

5 If a member wishes to appoint any person other than the specified appointees to act as proxy, insert the name in the space provided and strike out all other appointees. A proxy need not be a member of the Company.

6 If you do not wish anyone other than the Company or the Registrars to see the form of proxy you may fold it in half and send it in an envelope to: Lloyds TSB Registrars, FREEPOST SEA 9439, Worthing, West Sussex BN99 6DW (no stamp is needed).

UNSOLICITED MAIL

The Company is obliged by law to make its share register (or part thereof) available on request to other persons and organisations on payment of the statutory fee, who could then use it as a mailing list. This may result in shareholders receiving unsolicited mail and is quite outside the Company's control.

However, if you wish to limit the receipt of unsolicited mail you can do so by writing to the Mailing Preference Service, an independent organisation which offers a free service to the public, MPS will then notify the bodies which support its service that you do not wish to receive unsolicited mail.

If you would like to take advantage of this service, please write for an application form (no stamp needed) to:
The Mailing Preference Service,
Freepost 22,
London W1E 7EZ

TESCO PLC
FORM OF PROXY

[redacted]

01247742

I/We appoint Mr John Gardiner (Chairman of the Company), or failing him, the duly appointed Chairman of the meeting

or [ ] as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 13th June, 2003 and at any adjournment thereof.

		For	Against
1	To receive the Directors' Report and Accounts	☐	☐
2	To declare a final dividend	☐	☐
3	To re-elect Mr J. A. Gardiner as a director	☐	☐
4	To re-elect Mr R. S. Ager as a director	☐	☐
5	To re-elect Mr A. T. Higginson as a director	☐	☐
6	To re-elect Mr D. E. Reid as a director	☐	☐
7	To re-elect Mr R. F. Chase as a director	☐	☐
8	To re-appoint the auditors	☐	☐
9	To authorise the Directors to determine the remuneration of the auditors	☐	☐
10	To approve the directors' remuneration report	☐	☐
11	To authorise the Directors to offer scrip dividends	☐	☐
12	To authorise the Directors to allot scrip relevant securities	☐	☐
13	To disapply pre-emption rights	☐	☐
14	To renew the authority to purchase own shares	☐	☐
15(a)	To authorise political donations and expenditure by the Company	☐	☐
15(b)	To authorise political donations and expenditure by Tesco Stores Limited	☐	☐
15(c)	To authorise political donations and expenditure by Tesco Ireland Limited	☐	☐
15(d)	To authorise political donations and expenditure by Tesco.com Limited	☐	☐
15(e)	To authorise political donations and expenditure by Tesco Freetime Limited	☐	☐
15(f)	To authorise political donations and expenditure by Nutri Centres Limited	☐	☐
15(g)	To authorise political donations and expenditure by Dunnhumby Limited	☐	☐
15(h)	To authorise political donations and expenditure by Tesco Home Shopping Limited	☐	☐
15(i)	To authorise political donations and expenditure by Tesco Vin Plus S.A.	☐	☐
15(j)	To authorise political donations and expenditure by T&S Stores Limited	☐	☐

Signature ....

Date ...., 2003

Smith & Ouzman - 9537 - 51176 - 1/03 - Q2351(1)Sort1

ONSE LICENCE No.
SEA9439

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6DW

PERFECT INFORMATION

END OF DOCUMENT

PERFECT INFORMATION LTD
MICHAEL HOUSE
35 CHISWELL STREET
LONDON EC1Y 4SE

TELEPHONE 020 7892 4200
FAX: 020 7892 4201

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

This Form of Acceptance, which relates to the Offer, should be read in conjunction with the accompanying offer document dated 15 November 2002 (the "Offer Document"). The definitions used in the Offer Document apply in this Form of Acceptance unless the context otherwise requires. The terms of Parts A, B and C of Appendix I to the Offer Document are incorporated in and form part of this Form of Acceptance and should be read carefully by each T&S Shareholder.

If you have sold or otherwise transferred all of your T&S Shares, please send this Form of Acceptance, the Offer Document and the first class reply-paid envelope *(for use in the UK only)* as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into the United States, Canada, Australia or Japan.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other form of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, nor will it be made in or into Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within these jurisdictions. Accordingly, copies of the Offer Document, the Form of Acceptance and any related document are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan. Accordingly, any accepting T&S Shareholder who is unable to give the representation and warranty set out in paragraph (d) of Part C of Appendix I to the Offer Document may be deemed not to have accepted the Offer.

The new Tesco Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act, or under the securities laws of any state of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the new Tesco Shares have not been, nor will they be, registered under or offered in compliance with the applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the new Tesco Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or (unless an exemption under relevant securities laws applies) in or into Canada, Australia or Japan or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Any person (including nominees, trustees or custodians) who would, or otherwise intends to, forward this Form of Acceptance, the Offer Document and/or any related document outside the United Kingdom, should read the further details in this regard which are contained in paragraph 7 of Part B of Appendix I and paragraph (d) of Part C of Appendix I to the Offer Document before taking any action.

FORM OF ACCEPTANCE AND AUTHORITY

Recommended offer

by

Greenhill & Co. International LLP

on behalf of

Tesco PLC

for

T&S Stores Plc

PROCEDURE FOR ACCEPTANCE

- To accept the Offer, use this Form of Acceptance and follow the instructions and notes for guidance set out on pages 2 and 4 of this Form of Acceptance. All T&S Shareholders who are individuals must sign the Form of Acceptance in the presence of a witness who must also sign where indicated. If you hold T&S Shares jointly with others, you must arrange for all other joint holders to sign this Form of Acceptance.
- The information set out on pages 2 and 4 of this Form of Acceptance may help to answer queries you may have about the Form of Acceptance and procedure for responding to the Offer.
- Please return this Form of Acceptance, duly completed and signed, and accompanied by your share certificate(s) and/or other document(s) of title either by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by hand only from Monday to Friday, between 9.00 a.m. and 5.00 p.m., to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL **as soon as possible, but in any event so as to arrive no later than 3.00 p.m. on 6 December 2002. A first class reply-paid envelope (for use in the UK only) is enclosed for documents lodged by post.**
- If your T&S Shares are in uncertificated form (that is, in CREST), you should return this Form of Acceptance, duly completed and signed, and take the action set out in paragraph 14(d) of the letter from Greenhill contained in the Offer Document in order to transfer your T&S Shares to an escrow balance. For this purpose, the participant ID of Lloyds TSB Registrars, which will act as the Escrow Agent for the purposes of the Offer, is 6RA96 and its member account ID is RA553601 and the Reference Number of this Form of Acceptance (for insertion in the eight characters of the shared note field on the transfer to escrow (TTE) instruction) is shown next to Box [4] on page 3 of this Form of Acceptance. **You should ensure that the TTE settles no later than 3.00 p.m. on 6 December 2002. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance.**
- ***If you hold T&S Shares in both certificated and uncertificated form, you should complete a separate Form of Acceptance for each holding.*** **If you hold T&S Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. Similarly, if you hold T&S Shares in certificated form but under different designations, you should complete a separate Form of Acceptance in respect of each designation. Additional Forms of Acceptance can be obtained from Lloyds TSB Registrars (telephone number: 0870 600 0673).**
- *If your T&S Shares are in certificated form and the relevant share certificate(s) and/or other document(s) of title is/are lost or not readily available* you should nevertheless complete, sign and return this Form of Acceptance as stated above so as to arrive no later than 3.00 p.m. on 6 December 2002 and the share certificate(s) and/or other document(s) of title or an indemnity satisfactory to Tesco should be lodged as soon as possible thereafter with Lloyds TSB Registrars at either of the addresses given and in the manner referred to above.
- **Please read Parts A, B and C of Appendix I to the Offer Document, the terms of which are incorporated in and form part of this Form of Acceptance.**
- Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Tesco or its agents to have been sent from the United States, Canada, Australia or Japan or from a US person or a resident of Canada, Australia or Japan, may be rejected as an invalid acceptance of the Offer.

DO NOT DETACH ANY PART OF THIS FORM OF ACCEPTANCE

IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THIS FORM OF ACCEPTANCE, PLEASE CONTACT LLOYDS TSB REGISTRARS (TELEPHONE NUMBER: 0870 600 0673)

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

The terms of Parts A, B and C of Appendix I to the Offer Document are incorporated in and form part of this Form of Acceptance.

1

The Offer

To accept the Offer, insert in Box [1] the total number of T&S Shares for which you wish to accept the Offer. You must also sign Box [2] in the presence of a witness which will constitute your acceptance of the Offer and complete Box [3] and Box [7]. If applicable, you should also complete Box [6]. If no number or a number greater than your registered holding of T&S Shares is inserted in Box [1] and you have signed Box [2], you will be deemed to have inserted in Box [1] and to have accepted the Offer in respect of, your entire registered holding of T&S Shares (being your entire holding under the name and address specified in Box [3], or, if your T&S Shares are in CREST, under the participant ID and member account ID specified in Box [4]). CREST participants are requested to insert in Box [1] the same number of T&S Shares as entered on the related TTE instruction. If you put "No" in Box [5], you may be deemed not to have accepted the Offer.

Complete here ➡

2

Signatures

You must sign Box [2] regardless of which other box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise. Each holder who is an individual must sign in the presence of a witness. The witness must be over 18 years of age and must not be one of the joint registered holders. The witness should also print his/her name and address where indicated. The same witness may witness each signature of the joint registered holders. If the acceptance is not made by the registered holder(s), insert the name(s) and capacity (e.g. executor) of the person(s) making the acceptance. A company may either execute under seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations or, if applicable, in accordance with Section 36A of the Companies Act 1985, by a director and the company secretary or by two directors of the company signing the Form of Acceptance and inserting the name of the company above their signature.

Sign here ➡

3

Full name(s) and address(es)

Complete Box [3] with the full name and address of the sole or first-named registered holder together with the full names and addresses of all other joint holders (if any) in BLOCK CAPITALS. Unless you complete Box [6], the address of the sole or first-named registered holder is the address to which your consideration will be sent. If the address inserted in Box [3] is in the United States, Canada, Australia or Japan, you must insert in Box [6] an alternative address outside the United States, Canada, Australia or Japan.

Complete here ➡

4

Participant ID and member account ID

If your T&S Shares are in CREST, you must insert in Box [4] the participant ID and the member account ID under which such T&S Shares are held by you in CREST. You must also transfer (or procure the transfer of) the T&S Shares concerned to an escrow balance, specifying in the TTE instruction the participant ID and the member account ID inserted in Box [4] and the Reference Number of this Form of Acceptance and the other information specified in paragraph 14(d) of the letter from Greenhill contained in the Offer Document.

Complete here ➡

5

U.S. and other overseas persons

If you are unable to give the representations and warranties required by paragraph (d) of Part C of Appendix I to the Offer Document, YOU MUST PUT "NO" IN BOX [5].
If you put "NO" in Box [5] and therefore do not give such representation and warranty, you may be deemed not to have accepted the Offer.

Complete here ➡

6

Alternative address for despatch of consideration and/or other documents

If you wish the consideration and/or other documents to be sent to an address other than the address of the first-named registered holder set out in Box [3] (but not in the United States, Canada, Australia or Japan) or to someone other than the first-named registered holder at the address set out in Box [3] (e.g. your bank manager or stockbroker) you should complete Box [6]. Box [6] must also be completed by holders with registered addresses in the United States, Canada, Australia or Japan or holders who have completed Box [3] with an address in the United States, Canada, Australia or Japan. You must not insert in Box [6] an address in the United States, Canada, Australia or Japan.

Complete here ➡

7

Daytime telephone number

Insert in Box [7] your daytime telephone number in case of queries.

FORM OF ACCEPTANCE RELATING TO THE OFFER

1

TO ACCEPT THE OFFER

Complete Box [1], Box [3] and Box [7] (and, if appropriate, Box [4] and Box [6]) and sign Box [2].

BOX [1]

Total number of T&S Shares for which you are accepting the Offer

____

2

SIGN HERE TO ACCEPT THE OFFER

BOX [2]

Execution by an individual

Signed and delivered as a deed by:

1 ______________________

2 ______________________

3 ______________________

4 ______________________

In the presence of:

1 Name of witness ______________ Address ______________
Signature ______________ ______________

2 Name of witness ______________ Address ______________
Signature ______________ ______________

3 Name of witness ______________ Address ______________
Signature ______________ ______________

4 Name of witness ______________ Address ______________
Signature ______________ ______________

Execution by a company

**The common seal of the company named below was affixed/Executed as a deed by the company named below:

Name of company ______________________

In the presence of: Signature ______________ Name of director ______________

Signature ______________ Name of director/secretary** ______________

**Delete as appropriate

Note: *All holders of T&S Shares who are individuals must sign the Form of Acceptance in the presence of a witness who should also sign Box* [2] in accordance with the instruction printed in respect of Box [2]. The witness must be over 18 years of age and must not be one of the joint registered holders.

3

FULL NAME(S) AND ADDRESS(ES) (IN BLOCK CAPITALS)

BOX [3]

First registered holder

Forename(s) ______________
Surname (Mr/Mrs/Miss/Title) ______________
Address ______________
______________ Postcode ______________

Second registered holder

Forename(s) ______________
Surname (Mr/Mrs/Miss/Title) ______________
Address ______________
______________ Postcode ______________

Third registered holder

Forename(s) ______________
Surname (Mr/Mrs/Miss/Title) ______________
Address ______________
______________ Postcode ______________

Fourth registered holder

Forename(s) ______________
Surname (Mr/Mrs/Miss/Title) ______________
Address ______________
______________ Postcode ______________

4

PARTICIPANT ID AND MEMBER ACCOUNT ID

Complete this box only if your T&S Shares are in CREST.

The Reference Number of this Form of Acceptance is:

00001834

BOX [4]

Participant ID ______________

Member Account ID ______________

5

OVERSEAS SHAREHOLDERS

Please put "No" in Box [5] if you are unable to give the representation and warranty relating to overseas shareholders in paragraph (d) of Part C of Appendix I of the Offer Document. If you put "No" in Box [5], you may be deemed not to have accepted the Offer.

BOX [5]

6

ALTERNATIVE ADDRESS

Address, if not as specified in Box [3], outside the United States, Canada, Australia or Japan to which consideration is to be sent.

BOX [6]

Name ______________
Address ______________
____
______________ Postcode ______________

7

DAYTIME TELEPHONE NUMBER

BOX [7]

Daytime telephone number

FURTHER NOTES ABOUT COMPLETING AND LODGING THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed personally by the registered holder or, in the case of a joint holding, by ALL the joint registered holders and each individual signature must be independently witnessed and each witness must complete his/her details and sign his/her name in the place provided in Box [2]. A company must execute this Form of Acceptance under its common seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which section 36A of the Companies Act 1985 applies may execute this Form of Acceptance by a director and the company secretary or by two directors of the company signing the Form of Acceptance and a company incorporated outside England and Wales may sign in accordance with the laws of the relevant territory in which the relevant company is incorporated. In both cases, execution should be expressed to be by the company and each person signing the Form of Acceptance should state the office which he/she holds and insert the name of the company above or alongside his/her signature.

In order to avoid delay and inconvenience to yourself, the following points may assist you:

1. If a registered holder is away from home (e.g. abroad or on holiday)

Send this Form of Acceptance and the Offer Document by the quickest means (e.g. air mail), but not in or into the United States, Canada, Australia or Japan, to the registered holder for execution or, if he/she has executed a power of attorney giving sufficient authority, have this Form of Acceptance signed by the attorney in the presence of a witness. In the latter case, the power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971) must be lodged with this Form of Acceptance for noting (see paragraph 8 below). No other signatures are acceptable.

2. If you have sold or transferred, or wish to sell or transfer, all of your T&S Shares

You should pass this Form of Acceptance together with the Offer Document and the first class reply-paid envelope (for use in the UK only) at once, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. **However, this Form of Acceptance and the Offer Document should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan.** If your T&S Shares are in certificated form, and you wish to sell part of your holding of T&S Shares and also wish to accept the Offer in respect of the balance, but are unable to obtain the balance certificate by 6 December 2002, you should ensure that the stockbroker or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of T&S' registrars, Capita IRG plc, at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU in respect of the balance of your holding of T&S Shares.

3. If the sole registered holder has died

If a grant of probate or letters of administration has/have been registered with T&S' registrars, Capita IRG plc, this Form of Acceptance must be signed by the personal representative(s) of the deceased registered holder, each in the presence of a witness, and returned either by post or by hand to Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1. If a grant of probate or letters of administration has/have not been registered with T&S registrars, Capita IRG plc, the personal representative(s) or the prospective personal representative(s) should sign this Form of Acceptance, each in the presence of a witness, and return it with the share certificate(s) or other document(s) of title to Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1. However, the grant of probate or letters of administration must be lodged with Lloyds TSB Registrars before the consideration due under the Offer can be forwarded to the personal representative(s).

4. If one of the joint registered holders has died

This Form of Acceptance must be signed by all the surviving registered holders in the presence of a witness, and lodged with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 with the share certificate(s) and/or other documents of title and accompanied by the death certificate, the grant of probate or letters of administration in respect of the deceased registered holder.

5. If your share certificate(s) are held by your stockbroker, bank or some other agent

Complete this Form of Acceptance and, if the share certificate(s) is/are readily obtainable, deliver this completed Form of Acceptance to your bank, stockbroker or other agent for lodging with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 accompanied by the share certificate(s) and/or other document(s) of title. If the share certificate(s) is/are not readily obtainable, send this Form of Acceptance duly completed to Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 together with a note saying, for example, "Share certificate(s) to follow" and arrange for the share certificate(s) to be forwarded to Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 as soon as possible thereafter. It is helpful for your agent to be informed of the full terms of the Offer.

6. If your T&S Shares are in certificated form and the share certificate(s) have been lost

Complete this Form of Acceptance and lodge it, together with any share certificate(s) available, with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 accompanied by a letter stating that you have lost one or more of your share certificate(s). At the same time you should write to T&S' registrars, Capita IRG plc, at the address given in note 2 above, requesting that they send you a letter of indemnity for completion. When completed, the letter of indemnity must be lodged with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 in support of this Form of Acceptance as soon as possible thereafter.

7. If your T&S Shares are in CREST

You should take the action set out in paragraph 14(d) of the letter from Greenhill contained in the Offer Document to transfer your T&S Shares to an escrow balance. **You are reminded to keep a record of the Reference Number of the Form of Acceptance so that such number can be inserted in the TTE instruction.**

If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo in relation to your T&S Shares.

8. If this Form of Acceptance is signed under a power of attorney

The completed Form of Acceptance, together with the share certificate(s) and/or other document(s) of title, should be lodged with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1, accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971). The power of attorney will be noted by Lloyds TSB Registrars and returned as directed.

9. If your name or other particulars differ from those appearing on your share certificate(s), for example:

(a) Name on the certificate .... James Smith

Correct name .... James John Smith

Complete this Form of Acceptance with the correct name and lodge it with Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1 accompanied by your share certificate(s) and by a letter from your bank, stockbroker or solicitor confirming that the person described on the share certificate(s) and the person who has signed this Form of Acceptance are one and the same.

(b) Incorrect address on the share certificate(s)

Write the correct address in Box [3] of this Form of Acceptance.

(c) Change of name

If you have changed your name, lodge your marriage certificate or the deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form of Acceptance for noting in the manner referred to in note 8 above.

10. If you are not resident in the United Kingdom

The attention of T&S Shareholders not resident in the UK is drawn, in particular to paragraph 7 of Part B of Appendix I and paragraph (d) of Part C of Appendix I to the Offer Document.

Without prejudice to Parts B and C of Appendix I to the Offer Document and subject to the terms of the Offer and the provisions of the City Code, Tesco reserves the right to treat as valid, in whole or in part, any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE or (as applicable) the relevant share certificate(s) and/or other required document(s) or which is received by it in a form or at a place or places other than as set out in this Form of Acceptance or the Offer Document. In that event, no allotment of new Tesco Shares will be made under the Offer until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Tesco have been received by Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1. Notwithstanding that no share certificate(s) and/or other documents of title is/are delivered with this Form of Acceptance, the Form of Acceptance, if otherwise valid and accompanied by an appropriate endorsement or certification to the effect that the T&S Shares referred to therein are available for acceptance, and if signed on behalf of T&S' registrars, Capita IRG plc, and delivered to Lloyds TSB Registrars at either of the addresses given and in the manner referred to on page 1, may be treated as valid for all purposes.

PERFECT INFORMATION

END OF DOCUMENT

PERFECT INFORMATION LTD
MICHAEL HOUSE
35 CHISWELL STREET
LONDON EC1Y 4SE

TELEPHONE 020 7892 4200
FAX: 020 7892 4201

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser. If you have sold or transferred all your ordinary shares in the Company this document, together with the enclosed proxy form, should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors
J.A. Gardiner (Chairman)
R.S. Ager
C.L. Allen
P.A. Clarke
Dr H. Einsmann
J. Gildersleeve
A.T. Higginson
Sir Terry Leahy
T.J.R. Mason
J. Melbourn, C.B.E
V. Morali
G.F. Pimlott
D.T. Potts
D.E. Reid, C.A

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

10 May 2002

Dear Shareholder

ANNUAL GENERAL MEETING

This year's Annual General Meeting is to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on 14 June 2002 at 11 a.m. The notice of the meeting is set out on pages 4 to 8. This letter explains the purpose of resolutions 9 to 14 and gives you details of the scrip dividend option in respect of the final dividend of 3.93p per share for the 52 weeks ended 23 February 2002 ("final dividend").

Share Capital

It is proposed by resolution 9 to increase the authorised share capital of the Company from £460,000,000 to £481,600,000 (an increase of approximately 4.7 per cent.) to allow the Company greater flexibility to allot shares.

On the basis that resolution 9 is passed, it is proposed by resolution 11 to authorise the directors to allot up to 2,331 million shares in the Company, representing approximately 33 per cent of the current issued share capital. This authority will expire five years from the date on which the resolution is passed. Your directors have no present intention of exercising this authority other than to satisfy mandates under the scrip dividend scheme.

It is proposed by resolution 12 to empower the directors to allot equity securities for cash without first offering them to existing shareholders in proportion to their holdings, subject to certain limits which comply with the accepted guidelines. This resolution will enable your directors, in appropriate circumstances, to allot for cash

(other than in connection with a rights issue or open offer) equity securities with an aggregate nominal value of up to £17.5 million, representing approximately 5 per cent. of the issued share capital of the Company. It will replace the equivalent resolution passed at the last Annual General Meeting and will expire at the conclusion of next year's Annual General Meeting. This resolution is proposed so as to give your directors flexibility to take advantage of business opportunities as they arise.

It is proposed by resolution 13 to extend the Company's authority to purchase its own shares at a price of not less than the par value of the shares and not more than 5 per cent. above the average of the middle-market quotations of the shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made. The authority will be for the purchase of a maximum of approximately 10 per cent. of the Company's issued share capital and will expire at the conclusion of next year's Annual General Meeting. Your directors have no present intention of making such purchases but consider it prudent to have this ability so as to be able to act at short notice in appropriate circumstances. No purchases will be made unless the expected effect will be to increase earnings per share. Any shares so purchased will be treated as cancelled.

The total number of options to subscribe for equity shares outstanding at 19 April 2002 is 299,213,955. This represents 4.27 per cent. of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of resolution 13 then these options would represent 4.75 per cent of the reduced issued share capital. The Company has no outstanding warrants.

Scrip Dividend Scheme

Your directors have again decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 19 April 2002, other than certain overseas shareholders, the opportunity to receive the final dividend of 3.93p per share in fully paid up shares in the Company instead of cash on the basis of one new share for every 66.82 ordinary shares in the Company registered in their names. It is proposed by resolution 10 to authorise the directors to make a similar offer in respect of any future dividend for any financial year of the Company ending on or before 28 February 2007.

All shareholders have previously been invited to lodge a mandate to receive all dividends in respect of which a scrip dividend option is available (including the final dividend) in the form of new shares in the Company. Those shareholders who have completed a mandate will automatically be allotted their entitlement to new shares in the Company. Those shareholders who have not completed a mandate and wish to receive the final dividend and all future dividends in the form of new shares in the Company need to complete and return a mandate by 5.00 pm on 29 May 2002. (A copy of the scheme booklet and mandates can be obtained from the Company's registrars).

All existing mandates will remain valid, unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the final dividend it must be received by the registrars no later than 5.00 pm on 29 May 2002.

If all eligible shareholders were to elect to receive shares in respect of their entire shareholdings in lieu of the final cash dividend, 104,779,402 new shares would be issued representing 1.50 per cent. of the issued share capital of the Company. The total cost of the dividend if paid wholly in cash would be £275.15 million.

The Political Parties, Elections and Referendums Act 2000 ("the Act").

The Company's policy is not to make donations to any political party. However, the Act contains broad definitions of political donations and expenditure so as to include activities (such as sponsoring a small number of

receptions or other events at annual party political conferences) that are an accepted part of engaging with stakeholders and opinion-formers to ensure that our issues and concerns are considered and addressed.

To allow the Company to continue to provide for a limited number of these activities, which we consider to be in our interest, we believe it prudent to obtain shareholder approval to make donations or incur relevant expenditure up to a specified limit in accordance with the Act.

We are seeking shareholder approval for amounts similar to those being sought by comparable companies in response to this legislation. These amounts include a margin for safety, and we anticipate that actual expenditure will be lower than the sums for which approval is being sought.

Resolutions 14(a) to 14(i) seek authority from the shareholders to enable the Company and certain of its operating subsidiaries to make donations or incur expenditure which would otherwise have been prohibited under the Act.

The Company will make disclosure in its next annual report of any relevant donations made or expenditure incurred by it or its subsidiaries in excess of £200 in accordance with the provisions of the Act.

Action to be taken

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's registrars, Lloyds TSB Registrars, P O Box 699, Worthing, West Sussex BN99 6YY as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your directors are of the opinion that all the resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J A Gardiner
Chairman

TESCO PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN of the Annual General Meeting of Tesco PLC to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 14 June 2002 at 11.00 am for the following purposes:

Report and accounts

1 To receive and adopt the directors' report and accounts for the 52 weeks ended 23 February 2002.

Final dividend

2 To declare a final dividend on the ordinary share capital of the Company.

Re-election of directors

3 To re-elect Sir Terry Leahy as a director.

4 To re-elect Mr J. Gildersleeve as a director.

5 To re-elect Mr T. J. R. Mason as a director.

6 To re-elect Mr D. T. Potts as a director.

Re-appointment of auditors

7 To reappoint PricewaterhouseCoopers as auditors to hold office until the conclusion of the next Annual General Meeting.

Auditors' remuneration

8 To authorise the directors to fix the remuneration of the auditors.

Increase of share capital

9 To resolve that the authorised share capital of the Company be increased from £460,000,000 to £481,600,000 by the creation of 432,000,000 ordinary shares of 5p each.

Scrip dividend

10 To resolve that, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of any dividends (including interim dividends) paid by the directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2007, including the final dividend for the financial year ended on 23 February 2002; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly lodging such mandates in accordance with their respective entitlements.

Directors' authority to allot shares

11 To resolve that, subject to the passing of resolution 9 set out in this notice, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £116.55 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right

Directors' power to disapply pre-emption rights

12 To resolve as a special resolution that:

(a) the directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.5 million.

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlement or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

Authority to purchase own shares

13 To resolve as a special resolution that the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 700 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

Political donations and expenditure

14 By separate resolutions, to resolve:

(a) That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(b) That Tesco Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and

expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(c) That Tesco Ireland Limited (incorporated in Ireland) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(d) That Tesco.Com Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(e) That Tesco Freetime Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(f) That Nutri Centres Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(g) That Dunnhumby Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(h) That Tesco Home Shopping Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(i) That Tesco Vin Plus S.A. (incorporated in France) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

By order of the Board
R.S. Ager
Secretary

10 May 2002

Notes

(1) In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those members entered on the Company's register of members not later than 48 hours before the time of the Meeting or if the Meeting is adjourned, shareholders entered on the Company's register of members not later than 48 hours before the time fixed for the adjourned Meeting shall be entitled to attend and vote at the Meeting.

(2) Any member of the Company who is entitled to attend and vote at the Meeting may appoint one or more proxies to attend, and on a poll, vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power or authority, must be received at the office of the Registrars of the Company not less than 48 hours before the time fixed for the Meeting.

(3) Brief biographies of the directors seeking re-election appear in the Annual Review and Summary Financial Statement 2002.

(4) Copies of all the directors' service contracts with the Company or any of its subsidiaries and a register of interests of directors and their families in the shares of the Company will be available for inspection at the Company's registered office during normal business hours (Saturdays and public holidays excepted) until 14 June 2002 and at the venue for the Annual General Meeting from 10.45 am on 14 June 2002 until the conclusion of the Meeting.

Printed by St Ives Burrups B566600/7602
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

TESCO PLC

FORM OF PROXY

I/We appoint Mr John Gardiner (Chairman of the Company), or failing him, the duly appointed Chairman of the meeting or ______________________ as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 14th June 2002 and at any adjournment thereof.

		For	Against
1	To adopt the Directors' Report and Accounts	☐	☐
2	To declare a final dividend	☐	☐
3	To re-elect Sir Terry Leahy as a director	☐	☐
4	To re-elect Mr J. Gildersleeve as a director	☐	☐
5	To re-elect Mr T. J. R. Mason as a director	☐	☐
6	To re-elect Mr D. T. Potts as a director	☐	☐
7	To re-appoint the auditors	☐	☐
8	To authorise the Directors to fix the remuneration of the auditors	☐	☐
9	To increase the authorised share capital of the Company	☐	☐
10	To authorise the Directors to offer scrip dividends	☐	☐
11	To authorise the Directors to allot scrip relevant securities	☐	☐
12	To disapply pre-emption rights	☐	☐
13	To renew the authority to purchase own shares	☐	☐
14(a)	To authorise political donations and expenditure by the Company	☐	☐
14(b)	To authorise political donations and expenditure by Tesco Stores Limited	☐	☐
14(c)	To authorise political donations and expenditure by Tesco Ireland Limited (incorporated in Ireland)	☐	☐
14(d)	To authorise political donations and expenditure by Tesco.Com Limited	☐	☐
14(e)	To authorise political donations and expenditure by Tesco Freetime Limited	☐	☐
14(f)	To authorise political donations and expenditure by Nutri Centres Limited	☐	☐
14(g)	To authorise political donations and expenditure by Dunnhumby Limited	☐	☐
14(h)	To authorise political donations and expenditure by Tesco Home Shopping Limited	☐	☐
14(i)	To authorise political donations and expenditure by Tesco Vin Plus S.A. (incorporated in France)	☐	☐

Signature ....

Date 2002

Printed by St Ives Burrups 86588000/7802

TESCO PLC

ADMISSION/VOTING CARD

Annual General Meeting 14th June 2002, at 11.00 a.m.
The Meeting is being held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY

0 0 1 0 1 2 5 6

Please retain this card until the close of the Meeting or any adjournment of the Meeting.

Notes on completion of Form of Proxy

1 Please indicate how you wish to vote by printing an X in the For/Against box next to the resolution.

2 In the case of a corporation this proxy must be given under the common seal or under the hand of an officer, attorney or other person duly authorised to sign it.

3 In the case of joint holders the vote of the senior who tenders the vote will be accepted to the exclusion of all other, the seniority being determined by the order in which the names stand in the register of members.

4 To be valid this proxy, duly executed, and the power of attorney or other authority (if any) under which it is executed or a certified copy of such power or authority must be received at the office of the Registrars of the Company not later than 48 hours before the time appointed for the Meeting.

5 If a member wishes to appoint any person other than the specified appointees to act as proxy, insert the name in the space provided and strike out all other appointees. A proxy need not be a member of the Company.

6 If you do not wish anyone other than the Company or the Registrars to see the form of proxy you may fold it in half and send it in an envelope to:
Lloyds TSB Registrars, FREEPOST, SEA 7153 Worthing, West Sussex BN99 6BL
(no stamp is needed)

Unsolicited Mail

The Company is obliged by law to make its share register (or part thereof) available on request to other persons and organisations on payment of the statutory fee, who could then use it as a mailing list. This may result in shareholders receiving unsolicited mail and is quite outside the Company's control.

However, if you wish to limit the receipt of unsolicited mail you can do so by writing to the Mailing Preference Service, an independent organisation which offers a free service to the public, MPS will then notify the bodies which support its service that you do not wish to receive unsolicited mail.

If you would like to take advantage of this service, please write for an application form (no stamp needed) to:
The Mailing Preference Service
Freepost 22,
London W1E 7EZ

RESPONSE LICENCE No
SEA7153

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BL

PERFECT INFORMATION

END OF DOCUMENT

PERFECT INFORMATION LTD
MICHAEL HOUSE
35 CHISWELL STREET
LONDON EC1Y 4SE

TELEPHONE 020 7892 4200
FAX: 020 7892 4201
WEBSITE: www.perfectinfo.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser. If you have sold or transferred all your ordinary shares in the Company this document, together with the enclosed proxy form, should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors
J.A. Gardiner (Chairman)
R.S. Ager
C.L. Allen
P.A. Clarke
Dr H. Einsmann
J. Gildersleeve
A.T. Higginson
Sir Terry Leahy
T.J.R. Mason
J. Melbourn, C.B.E
V. Morali
G.F. Pimlott
D.T. Potts
D.E. Reid, C.A

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

10 May 2002

Dear Shareholder

ANNUAL GENERAL MEETING

This year's Annual General Meeting is to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on 14 June 2002 at 11 a.m. The notice of the meeting is set out on pages 4 to 8. This letter explains the purpose of resolutions 9 to 14 and gives you details of the scrip dividend option in respect of the final dividend of 3.93p per share for the 52 weeks ended 23 February 2002 ("final dividend").

Share Capital

It is proposed by resolution 9 to increase the authorised share capital of the Company from £460,000,000 to £481,600,000 (an increase of approximately 4.7 per cent.) to allow the Company greater flexibility to allot shares.

On the basis that resolution 9 is passed, it is proposed by resolution 11 to authorise the directors to allot up to 2,331 million shares in the Company, representing approximately 33 per cent of the current issued share capital. This authority will expire five years from the date on which the resolution is passed. Your directors have no present intention of exercising this authority other than to satisfy mandates under the scrip dividend scheme.

It is proposed by resolution 12 to empower the directors to allot equity securities for cash without first offering them to existing shareholders in proportion to their holdings, subject to certain limits which comply with the accepted guidelines. This resolution will enable your directors, in appropriate circumstances, to allot for cash

(other than in connection with a rights issue or open offer) equity securities with an aggregate nominal value of up to £17.5 million, representing approximately 5 per cent. of the issued share capital of the Company. It will replace the equivalent resolution passed at the last Annual General Meeting and will expire at the conclusion of next year's Annual General Meeting. This resolution is proposed so as to give your directors flexibility to take advantage of business opportunities as they arise.

It is proposed by resolution 13 to extend the Company's authority to purchase its own shares at a price of not less than the par value of the shares and not more than 5 per cent. above the average of the middle-market quotations of the shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made. The authority will be for the purchase of a maximum of approximately 10 per cent. of the Company's issued share capital and will expire at the conclusion of next year's Annual General Meeting. Your directors have no present intention of making such purchases but consider it prudent to have this ability so as to be able to act at short notice in appropriate circumstances. No purchases will be made unless the expected effect will be to increase earnings per share. Any shares so purchased will be treated as cancelled.

The total number of options to subscribe for equity shares outstanding at 19 April 2002 is 299,213,955. This represents 4.27 per cent. of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of resolution 13 then these options would represent 4.75 per cent of the reduced issued share capital. The Company has no outstanding warrants.

Scrip Dividend Scheme

Your directors have again decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 19 April 2002, other than certain overseas shareholders, the opportunity to receive the final dividend of 3.93p per share in fully paid up shares in the Company instead of cash on the basis of one new share for every 66.82 ordinary shares in the Company registered in their names. It is proposed by resolution 10 to authorise the directors to make a similar offer in respect of any future dividend for any financial year of the Company ending on or before 28 February 2007.

All shareholders have previously been invited to lodge a mandate to receive all dividends in respect of which a scrip dividend option is available (including the final dividend) in the form of new shares in the Company. Those shareholders who have completed a mandate will automatically be allotted their entitlement to new shares in the Company. Those shareholders who have not completed a mandate and wish to receive the final dividend and all future dividends in the form of new shares in the Company need to complete and return a mandate by 5.00 pm on 29 May 2002. (A copy of the scheme booklet and mandates can be obtained from the Company's registrars).

All existing mandates will remain valid, unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the final dividend it must be received by the registrars no later than 5.00 pm on 29 May 2002.

If all eligible shareholders were to elect to receive shares in respect of their entire shareholdings in lieu of the final cash dividend, 104,779,402 new shares would be issued representing 1.50 per cent. of the issued share capital of the Company. The total cost of the dividend if paid wholly in cash would be £275.15 million.

The Political Parties, Elections and Referendums Act 2000 ("the Act").

The Company's policy is not to make donations to any political party. However, the Act contains broad definitions of political donations and expenditure so as to include activities (such as sponsoring a small number of

receptions or other events at annual party political conferences) that are an accepted part of engaging with stakeholders and opinion-formers to ensure that our issues and concerns are considered and addressed.

To allow the Company to continue to provide for a limited number of these activities, which we consider to be in our interest, we believe it prudent to obtain shareholder approval to make donations or incur relevant expenditure up to a specified limit in accordance with the Act.

We are seeking shareholder approval for amounts similar to those being sought by comparable companies in response to this legislation. These amounts include a margin for safety, and we anticipate that actual expenditure will be lower than the sums for which approval is being sought.

Resolutions 14(a) to 14(i) seek authority from the shareholders to enable the Company and certain of its operating subsidiaries to make donations or incur expenditure which would otherwise have been prohibited under the Act.

The Company will make disclosure in its next annual report of any relevant donations made or expenditure incurred by it or its subsidiaries in excess of £200 in accordance with the provisions of the Act.

Action to be taken

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's registrars, Lloyds TSB Registrars, P O Box 699, Worthing, West Sussex BN99 6YY as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your directors are of the opinion that all the resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J A Gardiner
Chairman

TESCO PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN of the Annual General Meeting of Tesco PLC to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 14 June 2002 at 11.00 am for the following purposes:

Report and accounts

1 To receive and adopt the directors' report and accounts for the 52 weeks ended 23 February 2002.

Final dividend

2 To declare a final dividend on the ordinary share capital of the Company.

Re-election of directors

3 To re-elect Sir Terry Leahy as a director.

4 To re-elect Mr J. Gildersleeve as a director.

5 To re-elect Mr T. J. R. Mason as a director.

6 To re-elect Mr D. T. Potts as a director.

Re-appointment of auditors

7 To reappoint PricewaterhouseCoopers as auditors to hold office until the conclusion of the next Annual General Meeting.

Auditors' remuneration

8 To authorise the directors to fix the remuneration of the auditors.

Increase of share capital

9 To resolve that the authorised share capital of the Company be increased from £460,000,000 to £481,600,000 by the creation of 432,000,000 ordinary shares of 5p each.

Scrip dividend

10 To resolve that, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of any dividends (including interim dividends) paid by the directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2007, including the final dividend for the financial year ended on 23 February 2002; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly lodging such mandates in accordance with their respective entitlements.

Directors' authority to allot shares

11 To resolve that, subject to the passing of resolution 9 set out in this notice, in place of the equivalent authority conferred on the directors at the last Annual General Meeting, the directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £116.55 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right

Directors' power to disapply pre-emption rights

12 To resolve as a special resolution that:

(a) the directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.5 million.

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlement or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

Authority to purchase own shares

13 To resolve as a special resolution that the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 700 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

Political donations and expenditure

14 By separate resolutions, to resolve:

(a) That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(b) That Tesco Stores Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and

expenditure not exceeding in total the sum of £100,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(c) That Tesco Ireland Limited (incorporated in Ireland) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(d) That Tesco.Com Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(e) That Tesco Freetime Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(f) That Nutri Centres Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(g) That Dunnhumby Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(h) That Tesco Home Shopping Limited be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

(i) That Tesco Vin Plus S.A. (incorporated in France) be authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985), such donations and expenditure not exceeding in total the sum of £25,000 during the period expiring at the conclusion of the next Annual General Meeting to be held after the passing of this resolution.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

By order of the Board
R.S. Ager
Secretary

10 May 2002

Notes

(1) In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those members entered on the Company's register of members not later than 48 hours before the time of the Meeting or if the Meeting is adjourned, shareholders entered on the Company's register of members not later than 48 hours before the time fixed for the adjourned Meeting shall be entitled to attend and vote at the Meeting.

(2) Any member of the Company who is entitled to attend and vote at the Meeting may appoint one or more proxies to attend, and on a poll, vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power or authority, must be received at the office of the Registrars of the Company not less than 48 hours before the time fixed for the Meeting.

(3) Brief biographies of the directors seeking re-election appear in the Annual Review and Summary Financial Statement 2002.

(4) Copies of all the directors' service contracts with the Company or any of its subsidiaries and a register of interests of directors and their families in the shares of the Company will be available for inspection at the Company's registered office during normal business hours (Saturdays and public holidays excepted) until 14 June 2002 and at the venue for the Annual General Meeting from 10.45 am on 14 June 2002 until the conclusion of the Meeting.

Printed by St Ives Burrups B666600/7802
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

TESCO PLC

FORM OF PROXY

I/We appoint Mr John Gardiner (Chairman of the Company), or failing him, the duly appointed Chairman of the meeting or ______________________ as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 14th June 2002 and at any adjournment thereof.

		For	Against
1	To adopt the Directors' Report and Accounts	☐	☐
2	To declare a final dividend	☐	☐
3	To re-elect Sir Terry Leahy as a director	☐	☐
4	To re-elect Mr J. Gildersleeve as a director	☐	☐
5	To re-elect Mr T. J. R. Mason as a director	☐	☐
6	To re-elect Mr D. T. Potts as a director	☐	☐
7	To re-appoint the auditors	☐	☐
8	To authorise the Directors to fix the remuneration of the auditors	☐	☐
9	To increase the authorised share capital of the Company	☐	☐
10	To authorise the Directors to offer scrip dividends	☐	☐
11	To authorise the Directors to allot scrip relevant securities	☐	☐
12	To disapply pre-emption rights	☐	☐
13	To renew the authority to purchase own shares	☐	☐
14(a)	To authorise political donations and expenditure by the Company	☐	☐
14(b)	To authorise political donations and expenditure by Tesco Stores Limited	☐	☐
14(c)	To authorise political donations and expenditure by Tesco Ireland Limited (incorporated in Ireland)	☐	☐
14(d)	To authorise political donations and expenditure by Tesco.Com Limited	☐	☐
14(e)	To authorise political donations and expenditure by Tesco Freetime Limited	☐	☐
14(f)	To authorise political donations and expenditure by Nutri Centres Limited	☐	☐
14(g)	To authorise political donations and expenditure by Dunnhumby Limited	☐	☐
14(h)	To authorise political donations and expenditure by Tesco Home Shopping Limited	☐	☐
14(i)	To authorise political donations and expenditure by Tesco Vin Plus S.A. (incorporated in France)	☐	☐

Signature .... Date 2002

Printed by St Ives Burrups 8668800/7802

TESCO PLC

ADMISSION/VOTING CARD

Annual General Meeting 14th June 2002, at 11.00 a.m.
The Meeting is being held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY

00101256

Please retain this card until the close of the Meeting or any adjournment of the Meeting.

Notes on completion of Form of Proxy

1 Please indicate how you wish to vote by printing an X in the For/Against box next to the resolution.

2 In the case of a corporation this proxy must be given under the common seal or under the hand of an officer, attorney or other person duly authorised to sign it.

3 In the case of joint holders the vote of the senior who tenders the vote will be accepted to the exclusion of all other, the seniority being determined by the order in which the names stand in the register of members.

4 To be valid this proxy, duly executed, and the power of attorney or other authority (if any) under which it is executed or a certified copy of such power or authority must be received at the office of the Registrars of the Company not later than 48 hours before the time appointed for the Meeting.

5 If a member wishes to appoint any person other than the specified appointees to act as proxy, insert the name in the space provided and strike out all other appointees. A proxy need not be a member of the Company.

6 If you do not wish anyone other than the Company or the Registrars to see the form of proxy you may fold it in half and send it in an envelope to:
Lloyds TSB Registrars, FREEPOST, SEA 7153 Worthing, West Sussex BN99 6BL
(no stamp is needed)

Unsolicited Mail

The Company is obliged by law to make its share register (or part thereof) available on request to other persons and organisations on payment of the statutory fee, who could then use it as a mailing list. This may result in shareholders receiving unsolicited mail and is quite outside the Company's control.

However, if you wish to limit the receipt of unsolicited mail you can do so by writing to the Mailing Preference Service, an independent organisation which offers a free service to the public, MPS will then notify the bodies which support its service that you do not wish to receive unsolicited mail.

If you would like to take advantage of this service, please write for an application form (no stamp needed) to:
The Mailing Preference Service
Freepost 22,
London W1E 7EZ

RESPONSE LICENCE No
SEA7153

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BL

PERFECT INFORMATION

END OF DOCUMENT

PERFECT INFORMATION LTD
MICHAEL HOUSE
35 CHISWELL STREET
LONDON EC1Y 4SE

TELEPHONE 020 7892 4200
FAX: 020 7892 4201
WEBSITE: www.perfectinfo.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your shares in Safeway, please forward this document as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

HSBC, which is regulated in the United Kingdom for the conduct of investment business by The Financial Services Authority, is acting for Safeway and no one else in connection with the matters described herein, and will not be responsible to anyone other than Safeway for providing the protections afforded to customers of HSBC nor for providing advice in relation to the matters described herein.

Schroder Salomon Smith Barney is acting for Safeway and no one else in connection with the matters described herein, and will not be responsible to anyone other than Safeway for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the matters described herein.

Safeway plc

12 February 2003

Directors:
David Webster
Carlos Criado-Perez
Simon Laffin
Lawrence Christensen CBE
Richard Williams
Jack Sinclair
Michael Allen
Hugh Collum
Peter Foy
Sharon Hintze
Peter Smith

To Safeway Shareholders and, for information only, to participants in the Safeway Share Schemes

Dear Shareholder

Advice to Safeway Shareholders in relation to offer from Wm Morrison Supermarkets PLC

Introduction

On 31 January 2003 Morrisons posted details of its all share offer for Safeway to Safeway Shareholders. This document sets out advice from the directors of Safeway to Safeway Shareholders concerning their holdings of Safeway Shares.

Background

On 9 January 2003, the boards of Morrisons and Safeway announced a proposed merger, to be made on the basis of 1.32 new Morrisons Shares for each Safeway Share. At that time, the Morrisons Offer valued each Safeway Share at 277.5 pence, a 30.3 per cent. premium to the closing price of 213 pence on the previous day.

Since then, on 13 January 2003 Sainsbury's announced that it is considering making an offer for Safeway, in approximately equal amounts of cash and new Sainsbury's shares, which, based on the Sainsbury's closing price on Friday 10 January 2003, would result in a value per Safeway Share of in excess of 300 pence. On 14 January 2003, Wal-Mart announced that it is considering making an all cash offer to acquire Safeway, at an unspecified price. On 17 January 2003, KKR announced that it is considering its position in relation to a potential offer for Safeway. On 20 January 2003, Philip Green announced that he had requested information to evaluate a possible offer for Safeway. On 22 January 2003, Tesco announced that it is considering making an offer for Safeway at an unspecified price.

Based on the Morrisons closing price on 11 February 2003 (being the latest practicable date prior to the posting of this document) the Morrisons Offer now values each Safeway Share at 223 pence against a Safeway closing price at the same date of 314.5 pence.

In the announcement on 9 January, the board of Safeway indicated that it intended to recommend the Morrisons Offer at the time that Morrisons posted its offer document. On 23 January, the board of Safeway announced that, in light of the events described above, it was not able at that time to recommend Safeway Shareholders to accept the Morrisons Offer. Notwithstanding this, the board of Safeway continued to believe that a combination with Morrisons represented an opportunity to create a dynamic force in UK food retailing and remained fully supportive of Morrisons pursuing its offer. However, in light of the announcements by potential offerors, the board of Safeway advised Safeway Shareholders to await developments. This position remains the case today.

The board will provide further advice to Safeway Shareholders as matters progress, including advice in relation to the terms of any proposal from Sainsbury's, Wal-Mart, KKR, Philip Green or Tesco and a decision being announced as to whether or not the proposed combination of Safeway with Morrisons or any of the potential offerors is to be referred to the Competition Commission.

Offer by Morrisons

On 31 January 2003 Morrisons posted details of its all share offer for Safeway to Safeway Shareholders. The Morrisons Offer was made on the basis of 1.32 new Morrisons Shares for each Safeway Share. The Morrisons Offer Document states that the Morrisons Offer will initially be open for acceptance until 3.00 p.m. on 21 February 2003. The full terms and conditions of the Morrisons Offer, including Morrisons' rights and obligations in relation to extending the Morrisons Offer beyond 21 February 2003, are set out in the Morrisons Offer Document.

In originally concluding that a merger with Morrisons on the terms set out in the announcement of 9 January 2003 was fair and reasonable to Safeway Shareholders, the board of Safeway paid particular attention to the potential value that would be created for Safeway Shareholders as a result of:

- the opportunities for the combined Morrisons/Safeway group to accelerate the delivery of Safeway's strategy of growing average customer spend;
- the enhanced nationwide position which the combined group would enjoy;
- the potential for generating synergies; and
- the premium payable under the terms of the Morrisons Offer.

The board notes the comment in the Morrisons Offer Document that Morrisons attaches great importance to the skills and experience of the existing management and employees of Safeway and that Morrisons believes that they will have greater opportunities as a result of the merger with Morrisons. Morrisons has given assurances to the board of Safeway that the existing employment rights, including pension rights, of all employees of Safeway will be fully safeguarded.

The board of Safeway remains confident that the merger with Morrisons should be capable of avoiding reference to the Competition Commission and also notes that the Morrisons Offer remains the only firm offer that has been announced.

Property valuation

On 24 January 2003, the board of Safeway announced the valuation of 201 of Safeway's stores, which it believes is relevant to Safeway Shareholders in assessing the all share offer by Morrisons and any offer that may be announced by Sainsbury's, Wal-Mart, KKR, Philip Green, Tesco or any other party. The information contained in the announcement on 24 January 2003 is repeated in full in Appendix I of this document.

Directors' recommendation

In the light of the developments described above, the board, which has been so advised by HSBC and Schroder Salomon Smith Barney, is not able to recommend Safeway Shareholders to accept the Morrisons Offer. Notwithstanding this, the board of Safeway continues to believe that a combination with Morrisons represents an opportunity to create a dynamic force in UK food retailing and remains fully supportive of Morrisons pursuing its offer. However, in light of the announcements by potential offerors, the board of Safeway is advising Safeway Shareholders to await developments. The directors are not intending to accept the Morrisons Offer in respect of their own beneficial holdings of Safeway Shares. In providing advice to the board of Safeway, HSBC and Schroder Salomon Smith Barney have taken into account the commercial assessments of the directors of Safeway.

The board of Safeway will provide further advice to Safeway Shareholders as matters progress, including advice in relation to the terms of any proposal from Sainsbury's, Wal-Mart, KKR, Philip Green or Tesco and a decision being announced as to whether or not the proposed combination of Safeway with Morrisons or any of the potential offerors is to be referred to the Competition Commission.

Yours faithfully

David Webster
Chairman

Registered Office: 6 Millington Road, Hayes, Middlesex UB3 4AY
Registered in England No. 1299733

APPENDIX I

1. Safeway's store portfolio valuation

On 24 January 2003 the board of Safeway announced the valuation of 201 of Safeway's stores. The text of that announcement is set out below without material amendment:

"Property valuation – £2 billion surplus equivalent to additional 184p per share

The board of Safeway is today announcing the valuation of 201 of Safeway's stores, which it believes is relevant to Safeway Shareholders in assessing the all share offer by Morrisons and any offer that may be announced by Sainsbury's, Wal-Mart, KKR, Philip Green, Tesco or any other party.

David Webster, Chairman of Safeway, today commented:

"This property valuation, with its £2 billion surplus, underlines the substantial value within Safeway's store portfolio. We would expect our shareholders to benefit from this under the terms of any proposal."

Safeway has a strategically valuable portfolio of 479 stores:

- over three-quarters of the 10.5 million square feet selling area is freehold or ground lease;
- 75 per cent. of Safeway's selling space is in stores of 20,000 square feet or over;
- planning permissions or resolutions to grant planning permission have been obtained for extensions that will create another 27 hypermarkets and for 36 other extensions, which will increase sales area by over 700,000 square feet; and
- given the current planning constraints on new store development, this valuable portfolio cannot now be replicated.

The board of Safeway believes that there is significant value in the group's store portfolio that is not reflected in the current book value. In order to confirm this, in October 2002, Safeway commissioned DTZ, an independent valuer, to produce an existing use valuation for 201 of Safeway's stores, out of its total portfolio of 479 stores. The majority of the 201 stores that have been valued are freehold and they have a total selling area of 5.8 million square feet out of a total Safeway Group selling area of 10.5 million square feet. The stores selected consisted principally of larger stores, together with certain smaller stores which the board of Safeway considered among the most valuable stores within the Safeway portfolio.

The DTZ valuations of these 201 stores amount to £4,504 million. These valuations reflect their opinion of the market value of these stores on an existing use basis, which ignores the value of any alternative uses for the stores. A valuation report from DTZ summarising these valuations follows below. This compares to a current net book value for those stores of £2,561 million, giving a surplus over net book value for those stores of some £1,943 million or 184 pence per share. Safeway's current net asset value, before such surplus, is 207 pence per share.

The current net book value of the remaining 278 stores, which have not been subject to an independent valuation, is £962 million. Of these stores, 141 are held on a freehold or ground lease basis. In addition, Safeway has non-store assets, including sites, developments in progress, a freehold head office and four million square feet of distribution centres, 60 per cent. of which are freehold, have a current net book value of £565 million. Shareholders should note that, given that no

independent valuation has been undertaken on these stores and the non-store assets, no conclusion can be drawn in relation to the possible existing use value, or any difference to net book value, attributable to them.

Number of stores		Net Book Value (£ million)	DTZ Valuation (£ million)	Surplus (£ million)
201	Stores valued	2,561	4,504	1,943
278	Residual stores	962		
	Other non-store assets	565		
479		4,088		

It is not Safeway's intention to dispose of any of these stores. However, the estimated amount of tax on chargeable gains that would be payable if the 201 stores which have been subject to the valuation were sold at their existing use value of £4,504 million is approximately £500 million (to the nearest £100 million). This calculation relates only to the tax on potential gains. It takes no account of the tax position of any potential offeror that may reduce the tax on any such gains."

2. Valuation Report from DTZ

A valuation report from DTZ summarising these valuations was included in the Safeway announcement of 24 January 2003. The full text of this report follows:

"Safeway plc
6 Millington Road
Hayes
Middlesex
UB3 4AY

24 January 2003

Gentlemen,

VALUATION OF A PORTFOLIO OF 201 SAFEWAY PLC PROPERTIES

INTRODUCTION

In accordance with our instructions confirmed in your letter dated 14 November 2002 received from Safeway plc (the "**Company**"), we have inspected 201 properties owned and occupied by the Company (the "**Properties**" or the "**Portfolio**") that form part of a larger portfolio of properties occupied by the Company, in order to provide existing use values for each of the Properties. The Properties comprise 187 freehold/heritable, 11 leasehold and 3 part freehold/part leasehold properties. The date of valuation is 21 November 2002 and the valuations were reported to the Company on 5 December 2002.

We confirm that the valuations have been made in accordance with the appropriate sections of the Practice Statements and Guidance Notes contained within the Appraisal and Valuation Manual, Third Edition, Amendment 14 (the "**Manual**") issued by the Royal Institution of Chartered Surveyors (the "**RICS**") save as set out below in this paragraph, and that they have been undertaken by valuers, acting as external valuers, as defined in Practice Statement 5.3.2, qualified for the purpose of the

valuations. In accordance with your instructions relating to the commercial sensitivity of publishing individual property values and descriptions and addresses of the Properties, we have not included such information within this report. Only in so far as these matters of disclosure are concerned, is this valuation report non-compliant with the Manual.

The value reported below reflects the aggregate of the individual valuations of each of the Properties.

Where appropriate, elements of this report refer to economics, planning and accounting matters which have been prepared in conjunction with DTZ Pieda Consulting.

The Company has received planning consent to extend 49 of the Properties totalling some additional circa 540,000 square feet of sales area. The valuations do not take account of the impact on future earnings resulting from the potential increase in sales area of the Properties.

We confirm that the valuations have been prepared in accordance with the City Code on Take-overs and Mergers. We have not been instructed to value the entirety of the Company's property holdings.

This Report is intended for Safeway plc's use only, including for use in connection with any offer for Safeway plc.

It is confirmed that DTZ Pieda Consulting is retained by the Company to act for them in respect of planning matters. In addition we have previously undertaken valuation work for the Company.

The Properties were subject to internal and external inspections between 18 October 2002 and 8 November 2002.

PORTFOLIO OVERVIEW

Portfolio Overview

The Portfolio comprises 201 retail properties occupied by the Company. The Properties are generally located in good trading locations within regional or sub-regional centres.

Tenure

Tenure	Number of Properties
Freehold/Heritable	187
Long leasehold	4
Part freehold/part leasehold	3
Short leasehold	7
Total	**201**

Type of Store

Type of Store	Number of Properties
Hypermarket	5
Superstore	179
Supermarket	16
Convenience	1
Total	**201**

Location

Region	Number of Properties
East Anglia	8
East Midlands	18
Greater London	13
North	11
North West	13
Scotland	34
South East	34
South West	27
Wales	10
West Midlands	26
Yorkshire and Humberside	3
Non mainland	4
Total	**201**

The Properties range in size from approximately 1,208 square metres (13,000 square feet) to 5,946 square metres (64,000 square feet).

BASIS OF VALUATION

Existing Use Value

The value of the Properties has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Manual. In particular, we have assessed Existing Use Value in accordance with Practice Statement 4.3. Under these provisions the term "Existing Use Value" means an "opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

a) a willing seller;
b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;
c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;
d) that no account is taken of any additional bid by a prospective purchaser with a special interest;
e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion;
f) the property can be used for the foreseeable future only for the existing use; and
g) that vacant possession is provided on completion of the sale of all parts of the property occupied by the business."

Assumption (d) has particular regard to the special position of a sitting tenant with an advantageous lease, or an adjoining owner.

In undertaking our valuations, we have not made any adjustment to reflect any liability to taxation that may arise on disposal of any of the Properties, nor for any costs associated with such disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance or lottery funding that may arise on any disposal.

In undertaking our Existing Use valuations we have made deductions to reflect purchaser's normal acquisition costs.

Methodology Overview

The Properties have been valued as fully operational businesses and our valuation therefore reflects the income derived from the operation of the Properties.

The Manual requires that the valuation of operational properties is calculated by reference to their trading potential, and that it specifically excludes any goodwill associated with the management of such properties.

The Properties are of a nature normally sold as fully equipped and operational entities, and as such have been valued by reference to their trading potential to include:

- The land and the buildings;
- Trade fixtures, fittings, furniture, furnishings and equipment;
- The market's perception of the trading potential excluding personal goodwill, with an assumed ability to renew existing licences, consents, registrations, permits and certificates. Consumable stocks have been excluded.

Trading projections have been based on the assumptions that:

- The businesses will at all times be effectively and competently managed, operated and promoted;
- The businesses will be properly staffed, stocked and capitalised; and
- In undertaking a valuation by reference to trading performance, we have been provided with and reviewed the trading accounts for current and previous years.

As with all classes of property valued by reference to trading potential, the underlying value of the property asset can fluctuate to a greater degree when that trading potential is altered, either up or down, than is normally the case with most other types of commercial property.

At a number of the Properties there are adjoining or adjacent buildings producing small elements of income from areas which are let/sublet to third party tenants. The total rental income amounts to circa £4 million per annum. As this is not material to the valuation of the Portfolio we were instructed not to carry out detailed inspections and have accordingly excluded this element of value from the total. In the event of contemplation of a sale of an individual property this element of value would need to be assessed.

We have not considered at this stage whether by applying Open Market Value as a basis of valuation this would give rise to a materially different number to Existing Use Value.

Individual properties

Our capital valuations relate to each of the Properties on an individual basis and it should be noted that there could be addition to, or reduction in, the aggregate of those individual values if all the Properties were to be included in a single sale or if certain of the Properties were to be sold in groups.

VALUATION METHODOLOGY

Supermarket operators have historically determined bid values for purchasing properties and new store locations using cashflow appraisal models based on the potential trading performance of the property.

We have valued each of the Properties using a cashflow evaluation appraisal cross-referenced against the following:

- an assessment of potential bidders and existing local competition;
- a physical inspection;
- an economic assessment; and
- a planning appraisal.

The Properties have been valued on this basis because it is considered that this approach reflects that which potential purchasers would take.

ASSUMPTIONS AND SOURCES OF INFORMATION

In undertaking our valuations, we have made a number of assumptions and have relied on certain sources of information. These are detailed in the following section. Where appropriate, the Company has undertaken its own enquiries and has confirmed that our assumptions are correct so far as it is aware. In the event that any of these assumptions prove to be incorrect then the value of the Properties could vary from the valuations provided in this Valuation Report. The assumptions are referred to below:

Title

We have not had access to the title deeds of the Properties. In accordance with our instructions, we have assumed that the Company is possessed of good and marketable freehold, heritable and/or leasehold title in each case and that the Properties are free from rights of way or easements, burdens, servitudes, wayleaves, restrictive covenants, disputes, restrictions on development or onerous or unusual outgoings. No account has been taken of any mortgages, standard securities, debentures or other security which may now or in the future exist over any of the Properties.

Condition of structure and services, deleterious materials, plant and machinery and goodwill

Condition surveys have not been undertaken, nor have woodwork or other parts of the structures which are covered, unexposed or inaccessible, been inspected. Therefore, we are unable to report that the Properties are structurally sound or are free from any defects. We have assumed the Properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects and that the services are functioning satisfactorily. Our valuations have taken into account the general condition and age of the Properties as observed from the inspections of the Properties.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious material have been used in construction or any alterations, and therefore we cannot confirm that the Properties are free from risk in this regard. For the purpose of these valuations, it has been assumed that any investigation would not reveal the presence of such materials in any adverse condition.

No mining, geological or other investigations have been undertaken to certify that the sites are free from any defect as to foundations. We have assumed that the load bearing qualities of the site of each of the Properties are sufficient to support the buildings constructed thereon. We have assumed that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

No tests have been carried out as to electrical, electronic, heating, or any other services nor have the drains been tested. However, we have assumed all services to be functioning satisfactorily.

We have assumed that basic fixtures, fittings, furniture and furnishings are transferred with the Properties. We have excluded from the valuations vehicles, stock and loose tools. Further, no account has been taken in our valuations of any goodwill that may arise from the present occupation of the Properties.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the valuation report in no way relates to, or gives warranties as to the condition of the structure, foundations, soil and services of any of the Properties.

Environmental matters

We have made enquiries of the Company in each case, in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of any of the sites occupied by the Properties and any adjoining sites. The Company has confirmed to us from its own enquiries and knowledge of the Properties that it is not aware of any environmental matters that are material to the valuations.

We have assumed that the information and opinions we have been given are complete and correct in respect of the Properties and that further investigations would not reveal more information sufficient to affect value. We consider that this assumption is reasonable in the circumstances.

Our enquiries and inspections have provided no evidence that there is a risk of the presence of contamination at, in or under any of the Properties that is sufficient to affect value. Accordingly, you have instructed us to assume that no contamination or other adverse environmental matters exist in relation to the Properties sufficient to affect value. Other than as referred to above, we have not made any investigations to establish whether there is any contamination or potential for contamination to the Properties. Commensurate with our assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations. If it is subsequently established that significant contamination exists at any of the Properties or on any neighbouring land, and such contamination is migrating onto, or otherwise adversely affecting any of the Properties, that causes or is likely to cause significant harm to the environment or water pollution, or that the premises are being put to any contaminative use, then this would reduce the values now reported.

Floor areas

The Company has provided us with the floor areas of the Properties that are relevant to our valuations. As instructed, we have relied on these areas and have not checked them on site. We have assumed that the floor areas supplied to us have been calculated in accordance with the current Code of Measuring Practice, prepared by the Royal Institution of Chartered Surveyors.

Statutory requirements and planning

It has been assumed that the buildings have been constructed in full compliance with valid town planning and building regulations approvals, that where necessary they have the benefit of a current Fire Certificate, and that the Properties are not subject to any outstanding statutory notices as to their construction, use or occupation. No allowance has been made for rights, obligations or liabilities arising under the Defective Premises Act 1972, and we have assumed that the Properties comply with all relevant statutory requirements.

It has been further assumed that the existing use of each Property is duly authorised or established and that no adverse planning condition or restriction applies.

We understand that all licenses, consents and approvals necessary for each asset are in place.

Food Safety Act 1990

In accordance with our instructions, we have assumed that the Properties have been registered and comply with the regulations. No account of the cost of compliance has been allowed for within the valuations.

Landlord And Tenant Act 1987

Where this is applicable we have assumed that necessary notices have been given to the residential tenants under the provisions of the Act, and that such tenants have elected not to acquire the freehold or head leasehold interest, and therefore disposals into the Existing Use are unrestricted.

Occupational Leases

In those instances where the Company has a leasehold interest we have relied on the information provided to us by the Company in respect of the lease details.

Information

We have assumed that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have assumed that details of all matters likely to affect value within their collective knowledge have been made available to us and that the information is up to date.

EBITDA and Commercial Information

The Company has provided to us financial information including EBITDA and turnover information for the two years ended March 2002. In addition the Company has also supplied financial information

for the period March 2002 to end October 2002. We have relied on the financial information provided by the Company. We have conducted a sample verification and check of information provided by the Company and are satisfied on the basis of this limited exercise that we have no reason to consider that information provided by the Company is other than materially accurate.

Taxation

In undertaking our capital valuations, we have not made any adjustment to reflect any liability to taxation that may arise on disposal of any of the Properties, nor for any costs associated with such disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance or lottery funding that may arise on any disposal.

In undertaking our existing use valuations, we have made deductions to reflect purchaser's normal acquisition costs where appropriate.

VAT

We are not aware whether the Company exercised its option to tax in respect of the Properties.

The capital valuations included in this report are all net of value added tax at the prevailing rate.

General matters

We have not been instructed to value the benefit or detriment of any contractual arrangements or options in respect of any of the Properties.

None of the Properties were in the course of development at the date of valuation.

VALUATION

Existing Use Value

We are of the opinion that in respect of the 201 properties the aggregate of the Existing Use Values as at 21 November 2002 of the freehold/heritable, leasehold and part freehold and part leasehold interests, subject to the assumptions and comments in this Report was as follows:

£4,504,000,000
(Four Billion, Five Hundred and Four Million Pounds Sterling)

As noted above these valuations do not take account of let and sub-let rental income for the Portfolio of circa £4 million per annum.

CONFIDENTIALITY AND DISCLOSURE

The contents of this Report are for the sole benefit of Safeway plc, including for use in connection with any offer for Safeway plc, and for Safeway's sole use. Consequently, and in accordance with current practice, no responsibility is accepted to any other party in respect of the whole or any part of the contents of this Report. Before this Report, or any part thereof, is reproduced or referred to, in any Circular or statement, and before its contents, or any part thereof, are disclosed orally, or otherwise, to a third party, DTZ's approval in writing as to the form and context of such publication or disclosure must first be obtained.

For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung and/or DTZ Pieda Consulting are referred to by name and whether or not the contents of our Report are combined with others.

It is confirmed that, subject to the above, consent has been given, and not withdrawn, for the inclusion of this valuation report in the press announcement by Safeway plc dated 24 January 2003.

Yours faithfully
C H SMITH MRICS

DIRECTOR
FOR AND ON BEHALF OF
DTZ DEBENHAM TIE LEUNG LIMITED"

APPENDIX II

Additional Information

1. Responsibility

The directors of Safeway, whose names are set out in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Safeway (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

The directors of Safeway and their respective roles are:

Name	Role
David Gordon Comyn Webster	*Chairman*
Carlos Criado-Perez	*Chief Executive*
Simon Timothy Laffin	*Group Finance and Property Director*
Lawrence Richard Christensen CBE	*Supply Director*
Jack Loudon Sinclair	*Group Marketing and Trading Director*
Richard Glynne Williams	*Group Services Director*
Michael John Allen	*Non-executive Director*
Hugh Robert Collum	*Non-executive Director*
Peter Foy	*Non-executive Director*
Sharon Hintze	*Non-executive Director*
Peter Alan Smith	*Non-executive Director*

3. Disclosure of interests and dealings

In this document "disclosure period" means the period commencing on 9 January 2002 (being the date 12 months prior to the announcement of the Morrisons Offer) and ending on 10 February 2003 (being the latest practicable date prior to the publication of this document) and "offer period" means the period commencing on 9 January 2003 (being the day of the announcement of the Morrisons Offer) and ending on 10 February 2003 (being the latest practicable date prior to the publication of this document).

(a) Shareholdings and dealings in Safeway Shares

(i) The interests of the directors of Safeway and members of their immediate families and connected persons (within the meaning of section 346 of the Companies Act 1985), all of which unless otherwise stated are beneficial, (as shown in the register required to be kept under the provisions of section 325 of the Companies Act 1985 or which have been notified to Safeway pursuant to sections 324 or 328 of the Companies Act 1985) at 10 February 2003 (being the latest practicable date prior to publication of this document) were as follows:

Safeway Director	Number of Safeway Shares
David Webster	594,040[1]
Carlos Criado-Perez	65,745[2]
Simon Laffin	115,376[3]
Lawrence Christensen CBE	44,321[4]
Jack Sinclair	37,798
Richard Williams	42,161
Michael Allen	20,690
Hugh Collum	5,000
Peter Foy	20,450

[1] David Webster has a non-beneficial interest in 19,901 of these shares and a further 82,580 of these shares are held by his immediate family.
[2] Of these shares, 4,344 are held by or for the benefit of his spouse.
[3] Of these shares, 11,357 are held in non-discretionary PEPs for the benefit of Simon Laffin and his spouse.
[4] Of these shares, 555 are held by his spouse and 2,861 are held in a non-discretionary PEP for the benefit of Lawrence Christensen.

In addition, the executive directors of Safeway are technically interested in 3,244,677 Safeway Shares held by the trustee of the Safeway Employee Share Ownership Plan. The interest arises as the respective directors are members of the class of beneficiaries under the relevant trust.

(ii) As at 10 February 2003 (being the latest practicable date before the publication of this document) the following options had been granted to the directors of Safeway under the terms of the Safeway Share Option Schemes and remain exercisable at the prices shown below between the stated dates:

Scheme	Maximum number of Safeway Shares under option	Date of grant	Exercise price per Safeway Share (p)	Exercise period
David Webster				
Safeway Executive Share Option Scheme	100,000	06/12/93	255.00	All exercisable 3 years from date of grant for 7 years.
	100,000	13/12/94	237.00	
	100,000	19/12/95	308.00	
	100,000	09/12/96	375.50	
	75,000	21/11/97	318.75	
	38,900	08/12/98	283.00	
	175,000	29/11/99	182.75	
	135,000	04/01/01	296.00	
	185,000	22/11/01	328.50	
Safeway Sharesave Scheme				All exercisable for 6 months from maturity date.
	3,272	27/06/01	296.00	Matures September 2004.

Scheme	Maximum number of Safeway Shares under option	Date of grant	Exercise price per Safeway Share (p)	Exercise period
Carlos Criado-Perez				
Safeway	321,200	17/08/99	233.50	All exercisable
Executive Share	200,000	29/11/99	182.75	3 years from date
Option Scheme	100,000	12/06/00	246.00	of grant for 7 years.
	200,000	04/01/01	296.00	
	200,000	22/11/01	328.50	
Simon Laffin				
Safeway	20,000	06/12/93	255.00	All exercisable
Executive Share	50,000	13/12/94	237.00	3 years from date
Option Scheme	50,000	19/12/95	308.00	of grant for 7 years.
	75,000	09/12/96	375.50	
	56,250	21/11/97	318.75	
	27,500	08/12/98	283.00	
	150,000	29/11/99	182.75	
	115,000	04/01/01	296.00	
	97,000	22/11/01	328.50	
Safeway Sharesave Scheme				All exercisable for 6 months from maturity date.
	1,713	28/06/00	197.00	Matures September 2005.
	981	27/06/01	296.00	Matures September 2004.
	2,139	26/06/02	222.00	Matures September 2005.
Lawrence Christensen CBE				
Safeway	50,000	19/12/95	308.00	All exercisable
Executive Share	50,000	09/12/96	375.50	3 years from date
Option Scheme	37,500	21/11/97	318.75	of grant for 7 years.
	50,000	08/12/98	283.00	
	150,000	29/11/99	182.75	
	115,000	04/01/01	296.00	
	85,000	22/11/01	328.50	
Safeway Sharesave Scheme				All exercisable for 6 months from maturity date.
	1,963	27/06/01	296.00	Matures September 2004.

Scheme	Maximum number of Safeway Shares under option	Date of grant	Exercise price per Safeway Share (p)	Exercise period
Richard Williams				
Safeway Executive Share Option Scheme	50,000	19/12/95	308.00	All exercisable 3 years from date of grant for 7 years.
	50,000	09/12/96	375.50	
	37,500	21/11/97	318.75	
	41,100	08/12/98	283.00	
	150,000	29/11/99	182.75	
	115,000	04/01/01	296.00	
	85,000	22/11/01	328.50	
Safeway Sharesave Scheme				All exercisable for 6 months from maturity date.
	1,967	28/06/00	197.00	Matures September 2003.
	2,567	26/06/02	222.00	Matures September 2005.
Jack Sinclair				
Safeway Executive Share Option Scheme	15,000	13/12/94	237.00	All exercisable 3 years from date of grant for 7 years.
	15,000	19/12/95	308.00	
	25,000	09/12/96	375.50	
	25,000	21/11/97	318.75	
	30,000	08/12/98	283.00	
	75,000	29/11/99	182.75	
	95,000	04/01/01	296.00	
	82,000	22/11/01	328.50	
Safeway Sharesave Scheme				All exercisable for 6 months from maturity date.
	983	28/06/00	197.00	Matures September 2003.
	654	27/06/01	296.00	Matures September 2004.

(iii) In addition, certain of the directors of Safeway have interests in Safeway Shares under the Safeway Long Term Incentive Plan for senior executives which is a performance share plan. Under the terms of the plan, executives receive a conditional award of Safeway Shares at the beginning of a three year cycle. The actual number of Safeway Shares to which executives obtain vested rights depends on Safeway's performance over the relevant three year period and will not be known until the end of such period but could, dependent upon performance, be a nil award or up to a maximum of the number of shares shown in the table below.

In the event of a change of control of Safeway, the trustee of the Safeway Employee Share Ownership Plan may make a transfer of shares to participants in the Safeway

Long Term Incentive Plan for senior executives even though the relevant three year period has not ended.

The cycle performance period for the awards made in 2000 is 2 April 2000 to 29 March 2003, for the awards made in 2001 is 1 April 2001 to 3 April 2004, and for awards made in 2002 is 31 March 2002 to 2 April 2005.

Director	Maximum number of Safeway Shares		
	2000 Award	2001 Award	2002 Award
David Webster	350,000	210,000	240,385
Carlos Criado-Perez	280,000	125,000	151,442
Simon Laffin	145,000	66,000	79,327
Lawrence Christensen	135,000	62,000	69,712
Jack Sinclair	55,000	51,000	67,308
Richard Williams	135,000	62,000	69,712

(iv) During the disclosure period the directors of Safeway and their immediate families have dealt for value in Safeway Shares as follows:

Date	Transaction	Number of Safeway Shares	Price per Safeway Share (p)
David Webster			
10/07/02	Acquisition through LTIP	51,450	260.81
10/07/02	Disposal	20,621	260.81
Carlos Criado-Perez			
18/02/02	DRIP acquisition	1	315.56
10/07/02	Bonus share acquisition	42,205	260.81
10/07/02	Acquisition through LTIP	33,565	260.81
10/07/02	Disposal	30,370	260.81
05/08/02	DRIP acquisition	422	232.83
10/02/03	DRIP acquisition	584	315.64
Simon Laffin			
24/04/02	Acquisition through PEP	27	295.00
10/07/02	Bonus share acquisition	22,138	260.81
10/07/02	Acquisition through LTIP	21,315	260.81
10/07/02	Disposal	17,416	260.81
25/09/02	Acquisition through PEP	112	207.00
22/01/03	Acquisition through Sharesave maturity	1,424	204.00
06/02/03	Acquisition through Sharesave maturity	1,206	286.00

Date	Transaction	Number of Safeway Shares	Price per Safeway Share (p)
Lawrence Christensen CBE			
18/02/02	DRIP acquisition	161	315.56
24/04/02	Acquisition through PEP	22	295.00
10/07/02	Bonus share acquisition	19,696	260.81
10/07/02	Acquisition through LTIP	15,190	260.81
10/07/02	Disposal	13,982	260.81
05/08/02	DRIP acquisition	501	232.83
25/09/02	Acquisition through PEP	89	207.00
26/09/02	Acquisition through Sharesave maturity	1,899	204.00
10/02/03	DRIP acquisition	394	315.64
Jack Sinclair			
10/07/02	Acquisition through LTIP	6,125	260.81
10/07/02	Disposal	2,455	260.81
04/09/02	Acquisition through Sharesave maturity	949	204.00
Richard Williams			
18/02/02	DRIP acquisition	153	315.56
10/07/02	Bonus share acquisition	19,696	260.81
10/07/02	Acquisition through LTIP	15,190	260.81
10/07/02	Disposal	13,982	260.81
05/08/02	DRIP acquisition	473	232.83
06/02/03	Acquisition through Sharesave maturity	3,618	286.00
10/02/03	DRIP acquisition	366	315.64

(v) As at 10 February 2003 (being the latest practicable date before the publication of this document) Safeway QUEST Trustees Limited (a subsidiary of Safeway), as trustee for the Safeway Qualifying Employee Share Ownership Trust, held no Safeway Shares, Mourant & Co. Trustees Limited held 3,244,677 Safeway Shares on behalf of the Safeway Employee Share Ownership Plan and 25,323,889 Safeway Shares on behalf of the Safeway Customer Care Performance Share Option Plan.

(vi) During the offer period, the following subsidiaries of Safeway have dealt for value in Safeway Shares as follows:

Name	Date	Transaction	Number of Safeway Shares	Price per Safeway Share (p)
Safeway QUEST Trustees Limited	22/01/03	Disposal on behalf of Safeway Sharesave Scheme	148,977	204.00
Safeway QUEST Trustees Limited	28/01/03	Disposal on behalf of Safeway Sharesave Scheme	66,696	204.00
Safeway QUEST Trustees Limited	28/01/03	Disposal on behalf of Safeway Sharesave Scheme	8,683	286.00
Safeway QUEST Trustees Limited	28/01/03	Disposal on behalf of Safeway Sharesave Scheme	524	197.00
Safeway QUEST Trustees Limited	06/02/03	Disposal on behalf of Safeway Sharesave Scheme	64,964	204.00
Safeway QUEST Trustees Limited	06/02/03	Disposal on behalf of Safeway Sharesave Scheme	17,969	286.00

(vii) During the offer period, Mourant & Co. Trustees Limited, trustees of the Safeway Employee Share Ownership Plan, has dealt for value in Safeway Shares on behalf of the Safeway Executive Share Option Scheme as follows:

Date	Transaction	Number of Safeway Shares	Price per Safeway Share (p)
23/01/03	Disposal	63,000	182.75
04/02/03	Disposal	11,000	182.75

(viii) During the offer period, Mourant & Co. Trustees Limited, trustees of the Safeway Customer Care Performance Share Option Plan has dealt for value in Safeway Shares as follows:

Date	Transaction	Number of Safeway Shares	Price per Safeway Share (p)
09/01/03	Disposal	952,597	263.00
15/01/03	Disposal	124,344	293.00
17/01/03	Disposal	725,125	300.00
22/01/03	Disposal	1,113,869	316.32
22/01/03	Disposal	18,788	316.00
24/01/03	Disposal	898,515	319.48
29/01/03	Disposal	1,033,691	303.68
30/01/03	Disposal	170,622	308.00
05/02/03	Disposal	1,365,898	318.38

(ix) As at 10 February 2003 (being the latest practicable date prior to publication of this document), WestLB Panmure held a beneficial interest in 4,149,849 Safeway Shares.

(x) During the offer period, WestLB Panmure dealt for value in Safeway Shares as follows:

Total acquisitions during the offer period	13,566,171
Highest price paid	325.5p
Lowest price paid	257.5p
Total disposals during the offer period	9,866,322
Highest price paid	324.0p
Lowest price paid	257.8p

WestLB Panmure have received permission from the Takeover Panel to aggregate their dealings. The full list of WestLB Panmure's dealings is included within the documents available for inspection as referred to in paragraph 8 below.

(b) Shareholdings and dealings in Morrisons Shares and Morrisons Preference Shares:

(i) As at 10 February 2003 (being the latest practicable date before publication of this document), Safeway held a beneficial interest in 200 Morrisons Shares.

(ii) During the disclosure period there were no dealings for value in any related securities of Morrisons by Safeway or by any of the directors of Safeway or their immediate families.

(iii) As at 10 February 2003 (being the latest practicable date prior to publication of this document), WestLB Panmure held a short position of 170,000 Morrisons Shares and a beneficial interest in 26,232 Morrisons Preference Shares.

(iv) During the offer period, WestLB Panmure dealt for value in Morrisons Shares and Morrisions Preference Shares as follows:

Morrisons Shares

Total acquisitions during the offer period	2,508,477
Highest price paid	198p
Lowest price paid	161p
Total disposals during the offer period	2,601,176
Highest price paid	189p
Lowest price paid	164p

Morrisons Preference Shares

Total acquisitions during the offer period	6,072
Highest price paid	620p
Lowest price paid	550p
Total disposals during the offer period	Nil

WestLB Panmure have received permission from the Takeover Panel to aggregate their dealings. The full list of WestLB Panmure's dealings is included within the documents available for inspection as referred to in paragraph 8 below.

(c) General

(i) Save as disclosed in this paragraph 3, none of the directors of Safeway nor any member of their immediate families nor Safeway was interested in any relevant securities on 10 February 2003 (being the latest practicable date before the publication of this document) nor has any such person dealt for value therein during the disclosure period and no bank, stockbroker, financial or other professional adviser (other than an exempt market-maker) to Safeway (nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser), nor any subsidiary of Safeway, nor any pension fund of Safeway or any of its subsidiaries (other than those where investment decisions are at the fund manager's discretion), nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the

same control as Safeway or any bank, stockbroker, financial or other professional adviser to Safeway, owned or controlled any relevant securities on 10 February 2003 (being the latest practicable date before the publication of this document) and no such person dealt for value in relevant securities in the period from 9 January 2003 to 10 February 2003 (being the latest practicable date before the publication of this document).

(ii) Neither Safeway nor any of its associates has any arrangement with any person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(iii) References in this paragraph 3 to:

(A) an "associate" are to:

(1) subsidiaries of Safeway and associated companies of Safeway and its subsidiaries and companies of which any such companies are associated companies;

(2) banks, financial and other professional advisers (including stockbrokers) to Safeway or a company covered in paragraph (1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the directors of Safeway and the directors of any company covered in paragraph (1) above (together in each case with their close relatives and related trusts); and

(4) the pension funds of Safeway or any company covered in paragraph (1) above.

(B) a "bank" do not apply to a bank whose sole relationship with Safeway or a company covered in paragraph (A)(1) above is the provision of normal commercial banking services or such activities in connection with the Morrisons Offer as handling acceptances and other registration work;

(C) "relevant securities" mean existing Morrisons Shares, Morrisons Preference Shares and Safeway Shares and any securities convertible into or exchangeable for, rights to subscribe for, options (including traded options) in respect thereof and derivatives referenced thereto; and

(D) for the purposes of this paragraph 3, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holding, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives de facto control.

4. Material contracts

The following contract, not being a contract entered into in the ordinary course of business, has been entered into by a member of the Safeway Group during the period commencing on 9 January 2001 (the date two years before the announcement of the Morrisons Offer) and ended on 10 February 2003 (the latest practicable date before the publication of this document) and is, or may be, material:

- an agreement entered into on 9 January 2003 with Morrisons setting out provisions relating to implementation of the Morrisons Offer and imposing, inter alia, an obligation on each of the parties to use all reasonable endeavours (taking account of the fiduciary duties of their respective directors) to complete the Morrisons Offer subject to, and in accordance with, the conditions to the Morrisons Offer. Morrisons and Safeway also provide certain undertakings to the other concerning the conduct of their respective businesses prior to the date on which the Morrisons Offer closes or termination of this merger agreement, whichever occurs earlier. The other principal provisions of this merger agreement include:

  (A) warranties relating to the disclosure of information to the other party and the ability to fulfil the conditions to the Morrisons Offer;

  (B) obligations on Safeway relating to the non-solicitation of any third party alternative offer, scheme or other merger transaction and restrictions on discussions or negotiation with, and the provision of information to, any solicited third party in connection with any such alternative offer, scheme or other merger transaction; and

  (C) an agreement under which Safeway has agreed to pay Morrisons an inducement fee of £29.2 million if the Morrisons Offer lapses or is withdrawn in accordance with its terms for whatever reason and prior thereto an independent competing offer for Safeway has been announced and that or any other independent competing offer becomes or is declared wholly unconditional within 15 months of 9 January 2003.

5. Directors' service contracts

The following are particulars of the current service agreements between the directors of Safeway and members of the Safeway Group which do not expire, or cannot be terminated by the employing company, within the next 12 months:

Safeway Director	Date of agreement	Notice period	Salary (per annum)	Employing Safeway Group company
David Webster	18 July 1994	24 months	£787,500	Safeway plc
Lawrence Christensen[1]	18 November 1996	24 months	£304,500	Safeway Stores plc
Simon Laffin	18 November 1996	24 months	£346,500	Safeway plc
Richard Williams	28 April 1994	24 months	£304,500	Safeway Stores plc

[1] Lawrence Christensen's service contract will terminate in accordance with its terms on 18 June 2003.

Lawrence Christensen, Simon Laffin and Richard Williams participate in an annual incentive award scheme that provides for bonus payments that are based on the sales and profit after interest but before property results achieved in the relevant financial year and that are calculated by reference to targets set by the Remuneration Committee of Safeway at the beginning of each financial year. Awards under the scheme range from nil to 100 per cent. of basic salary and are made to the directors as to half in cash and half in Safeway Shares (less tax).

Save as disclosed in the above table there are no service agreements in force between any director of Safeway or any proposed director of Safeway and Safeway or any of its subsidiaries which do not expire or cannot be terminated by Safeway or its relevant subsidiary within the next 12 months without payment of compensation (other than statutory compensation) and no such service agreements were entered into during the six months preceding the date of this document nor have any amendments been made to any such service agreements during that period.

Morrisons has stated in the Morrisons Offer Document that it intends to compensate all executive directors of the current board of Safeway who leave the employment of the Safeway Group in accordance with their service agreements and, where relevant, without discount for possible or actual mitigation.

6. Sources of information

(a) Unless otherwise stated, financial information concerning Safeway has been extracted from the Annual Report and Accounts of Safeway for the year ended 30 March 2002, from Safeway's interim report for the 28 week period ended 12 October 2002 or from other published sources.

(b) The current net book value of the 201 Safeway stores, which have been independently valued by DTZ, of £2,561 million is derived from the Safeway interim accounts for the 28 week period ended 12 October 2002. The valuation surplus of £1,943 million, or 184 pence per share and the current net asset value per share of 207 pence are based on the issued ordinary share capital of Safeway of 1,056.5 million ordinary shares as at 23 January 2003, being the last practicable date prior to the date of the Safeway announcement of 24 January 2003 and a net asset value of £2,188.7, as per Safeway's interim report for the 28 week period ended 12 October 2002.

7. General

(a) HSBC has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(b) Schroder Salomon Smith Barney has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(c) DTZ has given and has not withdrawn its written consent to the inclusion in this document of their report as set out in Appendix I of this document and references to their name in the form and context in which they appear.

8. Documents available for inspection

Copies of the documents listed below may be inspected free of charge at the offices of Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) throughout the period during which the Morrisons Offer remains open for acceptance:

(a) the Memorandum and Articles of Association of Safeway;

(b) the statutory accounts of Safeway for the two financial years ended 30 March 2002;

(c) the unaudited interim results for Safeway for the twenty-eight week period ended 12 October 2002;

(d) the valuation report as set out in Appendix I;

(e) the material contract referred to in paragraph 4 above;

(f) the directors' service contracts referred to in paragraph 5 above;

(g) the written consents referred to in paragraph 7 above; and

(h) a list of individual dealings as referred to in paragraphs 3(a)(x) and 3(b)(iv) above.

APPENDIX III

Definitions

The following terms have the following meanings in the document:

"Competition Commission"	The Competition Commission established by the Competition Act 1998
"DTZ"	DTZ Debenham Tie Leung Limited
"HSBC"	HSBC Bank plc
"KKR"	Kohlberg Kravis Roberts & Co. LP
"Morrisons"	Wm Morrison Supermarkets PLC
"Morrisons Offer"	The offer made by ABN AMRO Corporate Finance Limited on behalf of Morrisons for the entire share capital, issued and to be issued, of Safeway contained in the Morrisons Offer Document
"Morrisons Offer Document"	The document containing the Morrisons Offer posted to Safeway Shareholders on 31 January 2003
"Morrisons Preference Shares"	The 5 ¼ per cent. cumulative redeemable convertible preference shares of £1.00 each in the capital of Morrisons
"Morrisons Shares"	Ordinary shares of 10 pence each in the capital of Morrisons
"Philip Green"	Philip Green and his family
"Safeway"	Safeway plc
"Safeway Group"	Safeway and its subsidiaries and subsidiary undertakings
"Safeway Shareholders"	The holders of Safeway Shares
"Safeway Shares"	The existing issued or unconditionally allotted and fully paid (or credited as fully paid) ordinary shares of 25 pence each in the capital of Safeway
"Safeway Share Option Schemes"	The Safeway 1993 Executive Share Option Scheme, the Safeway Customer Care Performance Share Option Plan and the Safeway 1996 Sharesave Scheme
"Safeway Share Schemes"	The Safeway Long Term Incentive Plan for Senior Executives, the Safeway Deferred Annual Bonus Scheme and the Safeway Share Option Schemes
"Sainsbury's"	J Sainsbury PLC
"Schroder Salomon Smith Barney" or "SSSB"	Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney. "Schroder" is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited

"Takeover Panel"	The Panel on Takeovers and Mergers
"Tesco"	Tesco PLC
"Wal-Mart"	Wal-Mart Stores, Inc.
"WestLB Panmure"	WestLB Panmure Limited, an associate of Safeway under the definitions of The City Code on Takeovers and Mergers

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended to seek your own advice from an independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Unsecured Deep Discount Loan Stock 2006 referred to below, you are requested to send this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Proposal by

TESCO PLC

for change of trustee under its outstanding £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006

and

Notice of Meeting of Stockholders

Notice of a Meeting of the Stockholders to be held at the offices of Capita IRG Trustees Limited at Guildhall House, 81/87 Gresham Street, London EC2V 7QE on 19 March, 2003 is set out on page 10 of this document and a Form of Proxy for use in relation to the Meeting is enclosed. To be valid, Forms of Proxy, completed in accordance with the instructions thereon, should be returned so as to arrive at the Registrars for the Stock, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by no later than 10.30 a.m. on 17 March, 2003.

CONTENTS

		Page No.
PART 1	**Letter from the Chairman of the Company**	3
1.	Background	3
2.	The Proposal	4
3.	Deed of Retirement and Appointment of Trustee	4
4.	Meeting and action to be taken	4
5.	Additional Information	5
6.	Recommendation	5
PART 2	**Definitions**	6
PART 3	**General Information**	8
NOTICE OF MEETING		10

TIMETABLE OF EVENTS

Latest time and date for receipt of Forms of Proxy	**10.30 a.m. on 17 March, 2003**
Time and date of Meeting	**10.30 a.m. on 19 March, 2003**

PART 1

Letter from the Chairman of the Company

Tesco PLC
(Registered in England No. 445790)

Directors:

J. A. Gardiner (Chairman)
Sir Terry Leahy
D.E. Reid, CA
R.S. Ager
C.L. Allen
R. Chase
P.A. Clarke
Dr. H Einsmann
J. Gildersleeve
A.T. Higginson
T.J.R. Mason
V. Morali
G.F. Pimlott
D.T. Potts

Registered Office:

Tesco House
Delamare Road
Cheshunt
Herts EN8 9SL

24 February, 2003

To the Stockholders

Dear Stockholder

Proposal by Tesco PLC for a change of trustee under its outstanding £125,000,000 4 per cent Unsecured Deep Discount Loan Stock 2006

1. Background

The purpose of this document is to set out the Proposal and to give Stockholders notice of the Meeting.

Certain capitalised expressions used in this document are defined in Part 2 of this document.

Axa, the existing trustee of the Stock, wishes to retire as trustee of the Stock. It is entitled to do so pursuant to Clause 28 of the Principal Trust Deed.

In February 2000 Axa agreed to sell its corporate trustee business to Capita.

The Company wishes to appoint Capita as trustee of the Stock in place of Axa.

Under Clause 27 of the Principal Trust Deed the power of appointing a new trustee is vested in the Company, subject to the prior approval of the Stockholders by way of an Extraordinary Resolution.

The Company is seeking the consent of Stockholders to the Proposal.

This document summarises the Proposal and gives notice to the Stockholders of the Meeting at which the Resolution to approve and implement the Proposal is to be proposed.

A meeting of Stockholders convened to be held on 20 December, 2002 for the purpose of approving a proposal in the same terms as the Proposal was not held on that date because a quorum was not present. In part, due to the Christmas holiday period, the Chairman of the meeting did not appoint a day and time for the adjournment of such meeting and notice of the adjournment of such meeting was not given to Stockholders. For this reason the process is being repeated.

2. The Proposal

The Proposal comprises the following:

(a) the retirement of Axa as sole trustee of the Stock;

(b) the approval by the Stockholders of the appointment of Capita as sole trustee of the Stock in place of Axa; and

(c) the entry into a Deed of Retirement and Appointment of Trustee between the Company, Axa and Capita giving effect to the retirement of Axa as trustee of the Stock and the appointment of Capita in its place.

3. Deed of Retirement and Appointment of Trustee

If the Resolution is passed, the Company and Axa and Capita will enter into a Deed of Retirement and Appointment of Trustee. A draft of the proposed Deed of Retirement and Appointment of Trustee is available for inspection in accordance with paragraph 6 of Part 3 of this document.

4. Meeting and action to be taken

The Meeting will be held at the offices of Capita IRG Trustees Limited at Guildhall House, 81/87 Gresham Street, London EC2V 7QE at 10.30 a.m. on 19 March, 2003.

The quorum for the Meeting is two or more persons holding or representing in aggregate a clear majority in nominal amount of the Stock for the time being outstanding. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to such day and time not being less than seven or more than twenty-eight days thereafter and to such place as may be appointed by the Chairman, and at such adjourned meeting any Stockholder or Stockholders present in person or by proxy whatever the nominal amount of the Stock held or represented by them shall be a quorum. At least seven days' notice of any such adjourned meeting will be given in the same manner as for the Meeting.

Whether or not you plan to attend the Meeting, you should complete, sign and return the enclosed Form of Proxy in accordance with the instructions printed thereon (together with any power of attorney or other authority under which it is signed, or a notarially certified copy thereof) so as to arrive at the Registrars for the Stock, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, as soon as possible and in any case no later than 10.30 a.m. on 17 March, 2003, which is forty-eight hours before the time appointed for holding

the Meeting. Failure to do so may result in the Form of Proxy not being treated as valid. This will not prevent you from attending and voting in person if you wish so to do.

To be passed, the Resolution requires a majority in favour consisting of not less than three-fourths of the persons voting at the Meeting upon a show of hands or, if a poll is duly demanded, a majority consisting of not less than three-fourths of the votes given on such poll. On a show of hands every Stockholder who (being an individual) is present in person or (being a corporation) is present by its duly authorised representative shall have one vote. On a poll votes may be given either personally or by proxy and every Stockholder who is present in person or by proxy shall have one vote in respect of each £1 of the Stock of which he is the holder or in respect of which he is the proxy or representative. A Stockholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

In the case of joint holders of Stock the vote of the first named in the register of Stockholders who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders.

Any company or corporation which is a registered holder of any of the Stock may by resolution of its directors or other governing body authorise any person to act as its representative at any meeting of the Stockholders, and such representative shall be entitled to exercise the same powers on behalf of the company or corporation which he represents as if he were the registered holder of the Stock.

Once passed, the Resolution will be binding upon all the Stockholders whether or not present in person or by proxy at the Meeting and each Stockholder shall be bound to give effect thereto accordingly.

5. Additional Information

Additional general information concerning, amongst other things, the Company is contained in Part 3 of this document.

Further copies of this document and of the Notice of Meeting may be obtained from the Registrars for the Stock, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

6. Recommendation

The Directors consider the Proposal to be in the best interests of the Stockholders. Accordingly the Directors support the Proposal and recommend that Stockholders should vote in favour of the Resolution to be proposed at the Meeting.

Yours faithfully,

J. A. Gardiner
Chairman

PART 2

DEFINITIONS

In this document the following definitions shall apply unless the context otherwise requires:

"Axa"	means AXA Insurance plc (formerly called Guardian Royal Exchange Assurance plc);
"Capita"	means Capita IRG Trustees Limited;
"Company" or "Tesco"	means Tesco PLC;
"Deed of Retirement and Appointment of Trustee"	means the Deed of Retirement and Appointment of Trustee to be entered into between the Company, Axa and Capita to implement the Proposal;
"Directors" or "the Board"	means the board of directors for the time being of the Company;
"Extraordinary Resolution"	means a resolution passed at a meeting of the Stockholders duly convened and held in accordance with the provisions of the Principal Trust Deed and the Schedules thereto as from time to time modified in accordance with the provisions therein contained and carried by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll be duly demanded then by a majority consisting of not less than three-fourths of the votes given on such poll;
"First Supplemental Trust Deed"	means the First Supplemental Trust Deed dated 17 April 2001 between the Company and Axa modifying the Principal Trust Deed;
"Further Stock"	means all further unsecured loan stock created and issued pursuant to Clause 4(B) of the Principal Trust Deed and constituted by a deed supplemental to the Principal Trust Deed and for the time being outstanding or, as the context may require, a specific portion thereof;
"Meeting"	means the meeting of the Stockholders convened for 10.30 a.m. on 19 March, 2003, notice of which is set out at the end of this document;
"Original Stock"	means the £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006 of the Company constituted by the Trust Deed or as the case may be the amount thereof for the time being issued and outstanding or as the context may require a specific portion thereof;
"Principal Trust Deed"	means the Trust Deed dated 1 September 1986 between

the Company and Axa (then called Guardian Royal Exchange Assurance plc) as modified by the First Supplemental Trust Deed;

"Proposal"	means the proposal set out in this document for the appointment of Capita in place of Axa as trustee of the Stock;
"Registrars"	means Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL;
"Resolution"	means the Extraordinary Resolution to sanction the Proposal and its implementation in the form set out in the Notice of Meeting at the end of this document, to be proposed at the Meeting;
"Stock"	means the Original Stock and any Further Stock;
"Stockholders"	means the several persons for the time being entered in the register mentioned in the Principal Trust Deed as the holders of the Stock.

PART 3

GENERAL INFORMATION

1. **The Company**

(a) The Company was incorporated in England and Wales on 27 November 1947 under the Companies Act, 1929 with number 445790 as a company limited by shares.

(b) The Company's registered office and its principal place of business is at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL.

2. **Directors**

(a) The directors of the Company, each of whose business address is Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL, are:

J. A. Gardiner	Chairman
Sir Terry Leahy	Chief Executive
D.E. Reid, CA	Deputy Chairman
R.S. Ager	Company Secretary
C.L. Allen	Non-Executive Director
R. Chase	Non-Executive Director
P.A. Clarke	Logistics and IT Director
Dr. H Einsmann	Non-Executive Director
J. Gildersleeve	Commercial and Trading Director
A.T. Higginson	Finance Director
T.J.R. Mason	Marketing and E-Commerce Director
V. Morali	Non-Executive Director
G.F. Pimlott	Non-Executive Director
D.T. Potts	Retail Director

(b) None of the directors of the Company or any of their immediate families or related trusts have any interest in any of the Stock.

3. **The Registrars**

The Registrars for the Stock are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

4. **The Trustee**

The trustee of the Stock is Axa Insurance plc (formerly called Guardian Royal Exchange Assurance plc) and has its principal and registered office at 107 Cheapside, London EC2V 6DU. Axa Insurance plc has delegated to Capita IRG Trustees Limited the performance and exercise of its powers and discretions as trustee of the Stock and Capita IRG Trustees Limited acts as attorney of the trustee accordingly.

5. **Consents**

Axa and Capita have each given and not withdrawn their respective written consents to the issue of this document with the inclusion of their names and the references to them in the form and context in which they appear in this document.

6. **Documents Available for Inspection**

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Linklaters at One Silk Street, London EC2Y 8HQ from 24 February, 2003 up to and including the date of the Meeting and will also be available for inspection at the Meeting:

(a) the Principal Trust Deed and a draft (subject to modification) of the Deed of Retirement and Appointment of Trustee to implement the Proposal;

(b) the consent letters from Axa and Capita in the terms referred to in paragraph 5 of Part 3 of this document.

NOTICE OF MEETING

TESCO PLC
(the "Company")

Notice of a Meeting of the holders of the Company's outstanding £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006

NOTICE IS HEREBY GIVEN that a Meeting of the holders of the Company's outstanding £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006, which is constituted by the Trust Deed dated 1 September 1986 made between the Company and Axa Insurance plc (then called Guardian Royal Exchange Assurance plc) as trustee for the holders of the said Stock as modified by the First Supplemental Trust Deed dated 17 April 2001 (together the "Principal Trust Deed"), will be held at the offices of Capita IRG Trustees Limited at Guildhall House, 81/87 Gresham Street, London EC2V 7QE at 10.30 a.m. on 19 March, 2003 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution pursuant to the provisions contained in the Third Schedule to the Principal Trust Deed:

EXTRAORDINARY RESOLUTION

THAT this Meeting of the holders of the outstanding £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006 (the "Stock") of Tesco PLC (the "Company"), which is constituted by the Trust Deed dated 1 September 1986 made between the Company and Axa Insurance plc (then called Guardian Royal Exchange Assurance plc) ("Axa") as trustee for the holders of the Stock (the "Stockholders") as modified by the First Supplemental Trust Deed dated 17 April 2001, HEREBY:

(1) sanctions and approves the Proposal as defined and set out in the document dated 24 February 2003 addressed by the Company to the Stockholders (the "Circular Letter"), a copy of which has been produced to this Meeting and initialled by the Chairman thereof for the purpose of identification, and the implementation thereof in accordance with the provisions set out in the Circular Letter and this Resolution;

(2) authorises and requests each of Axa and Capita IRG Trustees Limited ("Capita") to execute, perform and concur in all such deeds (including, but not limited to, the Deed of Retirement and Appointment of Trustee in the form produced to this Meeting and initialled by the Chairman thereof for the purpose of identification with such, if any, modifications thereto as Axa or Capita shall require), instruments, acts and things as may be considered by it to be necessary or appropriate to give effect to the Proposal and its implementation and this Resolution.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts EN8 9SL

By Order of the Board
R.S. Ager
Secretary

Date: 24 February, 2003

Notes:

(1) A Stockholder entitled to attend and vote at the above Meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote in his place. A person appointed to act as a proxy need not be a Stockholder. A Form of Proxy is enclosed for your use. To be valid, such Form of Proxy, and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not less than 48 hours before the time appointed for holding the Meeting or any adjourned such Meeting (or in the case of a poll held 24 hours or more after the time appointed for the Meeting or any adjourned such Meeting not less than 24 hours before the time appointed for the taking of such poll). In the case of a corporation, the Form of Proxy must be executed either under its common seal or under the hand of a duly authorised officer or attorney.

(2) The completion and return of a Form of Proxy will not preclude a Stockholder from attending and voting at the Meeting or any adjourned such Meeting in person.

CONFORMED COPY

DATED 17 April 2001

TESCO PLC

- and -

AXA INSURANCE PLC
(formerly Guardian Royal Exchange Assurance plc)

FIRST SUPPLEMENTAL TRUST DEED
supplemental to a Trust Deed
dated 1 September 1986

BERWIN LEIGHTON

Adelaide House London Bridge London EC4R 9HA
Telephone +44(0) 20 7760 1000 Fax +44(0) 20 7760 1111

THIS FIRST SUPPLEMENTAL TRUST DEED is made on 17 April 2001 BETWEEN:

(1) **TESCO PLC** (registered in England Number 445790) whose registered office is at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL (the "**Company**"); and

(2) **AXA INSURANCE PLC** (formerly Guardian Royal Exchange Assurance plc) (registered in England Number 932111) whose registered office is at 107 Cheapside, London EC2V 6DU (the "**Trustee**" which expression shall, wherever the context so admits, include the other trustee or trustees for the time being of these presents).

WHEREAS:

(A) By a resolution of a duly authorised committee of the board of directors of the Company passed on 6th June 1986 the Company resolved to create £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006.

(B) Pursuant to a Trust Deed dated 1 September 1986 (the "**Principal Trust Deed**") made between the Company and the Trustee (then called Guardian Royal Exchange Assurance plc) the Trustee agreed to act as trustee on the terms and conditions therein appearing.

(C) Pursuant to paragraph 20 (D) of the Third Schedule of the Principal Trust Deed a meeting of the Stockholders is empowered by Extraordinary Resolution to assent to any modification of the Conditions to which the Stock is subject and/or of the provisions contained in the Principal Trust Deed and the Schedules thereto proposed or agreed to by the Company and to authorise the Trustee to concur in and execute any supplemental trust deed embodying any such modification.

(C) By a letter dated 2 March 2001 from the Chairman of the Company to Stockholders the Company described certain proposals for modification of the Principal Trust Deed (the "**Proposals**") and by a Notice of Meeting of the same date the Company gave notice to Stockholders of a meeting, amongst other things, to approve the Proposals and to authorise the Trustee to enter into a supplemental trust deed to give effect to the Proposals.

(D) On 27 March 2001 a meeting of the Stockholders was held and an Extraordinary Resolution of the Stockholders was passed, amongst other things, approving the Proposals and authorising the Trustee to execute such supplemental trust deed.

(E) The Company and the Trustee have agreed to modify the Principal Trust Deed as provided in this First Supplemental Trust Deed so as to give effect to the Proposals and have agreed to enter into this First Supplemental Trust Deed which is supplemental to the Principal Trust Deed accordingly.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:

1 **Defined Terms**

Subject as hereinafter provided, all words and expressions defined in the Principal Trust Deed shall have the same meanings in this First Supplemental Trust Deed unless the context otherwise requires.

2 **Modification of the Principal Trust Deed**

Save for the purpose (where necessary) of construing the provisions of this First Supplemental Trust Deed, with effect on and from the date of this First Supplemental Trust Deed the Principal Trust Deed is modified in such manner as would result in the Principal Trust Deed as modified being in the form set out in the Schedule hereto and the provisions of the Principal Trust Deed as so modified shall have effect accordingly.

3 **Stock Certificates**

From the date of this First Supplemental Trust Deed, all Certificates for the Stock hereafter issued by the Company shall be in the form or substantially in the form set forth in the First Schedule to the Principal Trust Deed as modified pursuant to this First Supplemental Trust Deed.

4 **Memorandum**

A memorandum of this First Supplemental Trust Deed shall be endorsed by the Trustee on the original of the Principal Trust Deed and by the Company on its duplicate of the Principal Trust Deed.

5 **One Agreement**

The provisions of the Principal Trust Deed and this First Supplemental Trust Deed shall henceforth be read and construed as one document.

6 **Counterparts**

This First Supplemental Trust Deed may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

7 **Governing Law**

This First Supplemental Trust Deed shall be governed by and construed in accordance with English law.

SCHEDULE

TRUST DEED DATED 1 SEPTEMBER 1986
AS MODIFIED ON 17 April 2001

TESCO PLC

-and-

AXA INSURANCE PLC
(formerly Guardian Royal Exchange Assurance plc)

TRUST DEED
constituting £125,000,000
4 per cent. Unsecured Deep Discount
Loan Stock 2006

BLP1.1341544.14.HARD/T0273/00376

THIS TRUST DEED was made on 1 September 1986 and modified on 17 April 2001 BETWEEN:

(1) **TESCO PLC** (registered in England Number 445790) whose registered office is at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL (the "**Company**"); and

(2) **AXA INSURANCE PLC** (formerly Guardian Royal Exchange Assurance plc) (registered in England Number 932111) whose registered office is at 107 Cheapside, London EC2V 6DU (the "**Trustee**" which expression shall, wherever the context so admits, include the other trustee or trustees for the time being of these presents).

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:

1 **Definitions and Interpretation**

(A) In these presents (except where such interpretation shall be inconsistent with the context or subject matter):

"**Adjusted Capital and Reserves**" means at any relevant time the amount of the issued and paid up share capital of the Company (for which purpose an issue or proposed issue of share capital for cash which has been unconditionally underwritten shall be deemed paid up to the extent that the underwriters are liable therefor and that such capital will be paid up within six months from the date when such underwriting liability becomes unconditional) and the aggregate amount standing to the credit of the consolidated capital and revenue reserves of the Company and the Subsidiaries (including for the purpose hereof any share premium account, capital redemption reserve, revaluation reserve, the unappropriated balance of investment grants and the amount standing to the credit of the profit and loss account) all as shown in the Latest Consolidated Balance Sheet but:

(i) adjusted as may be appropriate to take account of (a) any increase in or reduction of such share capital and reserves (other than in respect of any unaudited profit or loss attributable to the ordinary course of trading) since the date to which the Latest Consolidated Balance Sheet shall have been made up (b) any distributions in cash or in specie made (otherwise than to the Company or to a Subsidiary) from such reserves or profit and loss account since such date and not provided for therein (c) any Subsidiary not consolidated in the Latest Consolidated Balance Sheet, any companies which since the date thereof have ceased to be Subsidiaries and any companies which will become or will cease to be Subsidiaries as a result of the transaction in relation to which the calculation falls to be made and (d) any other variation in the Company's interests in Subsidiaries since the date of the Latest Consolidated Balance Sheet;

(ii) after excluding any sums set aside for taxation (including deferred tax) and any amount attributable to minority interests in Subsidiaries;

(iii) after deducting all amounts (if any) attributable to any debit balance on profit and loss account or other reserve account;

(iv) after deducting an amount equal to such part of the interests of the Company or any of the Subsidiaries in an associated company as is attributable to any post-acquisition undistributed profits and reserves, but including such interests at original cost or, if lower, book value;

(v) after deducting (if not otherwise deducted) such amount (if any) as the Auditors shall consider appropriate in respect of any contingent taxation liabilities on the net amount by which the fixed assets of the Company and the Subsidiaries shall have been written up as a result of any revaluation; and

(vi) after making such other adjustments (if any) as the Auditors may consider appropriate;

"**Adjusted Issue Price**" means, subject to sub-clause 9(C), that price (as reported to the Company and the Trustee by a financial adviser approved by the Trustee), expressed as a percentage (rounded to three decimal places, 0.0005 being rounded downwards), at which the Gross Redemption Yield on the Original Stock, if it were to be purchased at such price, in the case of a purchase in accordance with Clause 5, on the Price Reference Date or, in the case of repayment in accordance with Clause 9(A), on the date of the relevant declaration by the Trustee, would be equal to 9.913 per cent. (being the Gross Redemption Yield on the Original Stock at the initial issue price), it being acknowledged that such price does not include accrued interest since the immediately preceding 31st January or 31st July, as the case may be;

"**Adjusted Redemption Price**" means that price (as reported to the Company and the Trustee by a financial adviser approved by the Trustee), expressed in pounds per £100 nominal amount of the Stock (rounded to three decimal places, 0.0005 being rounded downwards), at which the Gross Redemption Yield on the Stock, if it were to be purchased at such price on the Price Reference Date, would be equal to the Gross Redemption Yield on the Reference Stock on the basis of the arithmetic mean of the offered prices (exclusive of accrued interest since the last interest payment date) quoted for such Reference Stock on a dealing basis by three brokers and/or gilt-edged market-makers and/or other persons operating in the gilt-edged market (in each case approved by the Trustee) at or about 11.00 a.m. on the Price Reference Date plus three-quarters of one per cent. per annum (the "**Gilts Plus Rate**"), it being acknowledged that such price does not include accrued interest since the immediately preceding 31st January or 31st July, as the case may be;

"**Auditors**" means the auditors for the time being of the Company or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the terms of these presents, such other firm of accountants as may be nominated or approved by the Trustee for the purpose after consultation with the Company;

"**Borrowings**" shall, for the purposes of the definition of Put Event and sub-clauses 5(E) and 5(F), at any date mean and be deemed to include the following except in so far as otherwise taken into account:

(i) all moneys borrowed (with or without security) by any member of the Group;

(ii) the nominal amount of the issued share capital (other than equity share capital which as regards capital has rights no more favourable than those attached to its ordinary capital) of any Subsidiary, which is not beneficially owned by the Company or another Subsidiary;

(iii) the maximum amount for the time being outstanding for which any member of the Group has given security or is liable as guarantor or indemnifier in respect of:

(a) obligations for redemption of any share capital of any body corporate (other than share capital which is beneficially owned by any member of the Group); or

(b) the principal amount of borrowings or other indebtedness of any person other than a member of the Group;

(iv) the principal amount raised by any member of the Group by acceptances (not being acceptances in relation to the purchase of goods or services in the ordinary course of trading which have been outstanding for 180 days or less) or under any acceptance credit opened on its behalf by a bank or accepting house; and

(v) the principal amount of any debentures (as defined by Section 744 of the Companies Act 1985) of any member of the Group; provided however that, in the case of a debenture which constitutes a deep discount security for the purposes of Section 36 of the Finance Act 1984 and contains provision for prepayment or acceleration the principal amount shall be deemed at any relevant time to be the highest amount which would, if such debenture were then to be repaid in accordance with any such provision for prepayment or acceleration, be repayable in respect of the principal amount thereof;

but shall not include:

(vi) amounts borrowed and otherwise falling to be taken into account pursuant to either of the limits set out in paragraphs (i) and (ii) of the definition of Put Event and intended to be applied within four months of being so borrowed in the repayment of borrowings then outstanding which fall to be taken into account pursuant to such definition pending their application for such purpose or the expiration of such period whichever shall be the earlier provided that where the new amounts borrowed would otherwise fall to be treated as Priority Borrowings but the amounts borrowed so to be repaid fall to be taken into account only pursuant to the limit set out in paragraph (i) of the definition of Put Event the new amounts borrowed shall be taken into account and the amounts borrowed so to be repaid shall not; and

(vii) in the case of a Subsidiary part of whose equity share capital is beneficially owned otherwise than by the Company or another Subsidiary the proportion of the total amounts for the time being outstanding of sums borrowed by such Subsidiary otherwise than from the Company or another Subsidiary which corresponds to the proportion of the total nominal amount of the issued equity share capital of such Subsidiary not beneficially owned by the Company or another Subsidiary but only to the extent that an amount equivalent to such proportion exceeds sums borrowed from such partly-owned Subsidiary by the Company or another Subsidiary;

and so that:

(viii) no amount shall be taken into account more than once in the same calculation;

(ix) when the aggregate amount of Borrowings required to be taken into account for the purpose of the definition of Put Event on any particular day is being ascertained, any such Borrowings denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent at the rate of exchange prevailing on that day in London (and so that for this purpose the rate of exchange shall be taken as the middle market rate as at the close of business);

(x) a sum equal to the amount of Borrowings of a company which becomes a Subsidiary after 9th June 1986 and which are outstanding at the date when such company becomes a Subsidiary shall for the period of six months from the date of such event be deemed not to be Borrowings for the purpose of either of the limits contained in paragraphs (i) and (ii) of the definition of Put Event;

(xi) any company which it is proposed shall become or cease to be a Subsidiary contemporaneously with any relevant transaction shall be treated as if it had already become or ceased to be a Subsidiary; and

(xii) for the avoidance of doubt, amounts prospectively payable for the hire or lease of moveable or immovable property shall not be deemed to be Borrowings notwithstanding that a capital amount in respect of such amounts may be included as a liability in the Latest Consolidated Balance Sheet;

"**Business Day**" means any day (other than a Saturday, Sunday or public holiday) on which banks are open for business in London;

"**Directors**" means the Board of Directors for the time being of the Company;

"**equity share capital**" means equity share capital as defined in Section 744 of the Companies Act 1985;

"**Extraordinary Resolution**" bears the meaning set out in paragraph 22 of the Third Schedule;

"**Further Stock**" means all further unsecured loan stock created and issued pursuant to Clause 4(B) and constituted by a deed supplemental to this Trust Deed and for the time being outstanding or, as the context may require, a specific portion thereof;

"**Gilts Plus Rate**" is defined in the definition of Adjusted Redemption Price;

"**Gross Redemption Yield**" will be calculated on the basis indicated by the Joint Index and Classification Committee of the Institute and Faculty of Actuaries as reported in the Journal of the Institute of Actuaries Vol. 105, Part 1, 1978 page 18;

"**Group**" means the Company and all its Subsidiaries and "**member of the Group**" shall be construed accordingly;

"**Guarantor Subsidiary**" means a United Kingdom Subsidiary which is for the time being a guarantor in accordance with Clause 8 of the Original Stock and any Further Stock;

"**Latest Consolidated Balance Sheet**" means at any date the then latest consolidated balance sheet of the Company and its Subsidiaries prepared for the purposes of the Companies Acts which has been audited and has been reported on by the Auditors as the main accounts of the Group, whether prepared in accordance with the historical cost convention or current cost convention or otherwise;

"**Maturity Date**" means 31st July 2006;

"**Original Stock**" means the £125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006 of the Company hereby constituted or, as the case may be, the amount thereof for the time being issued and outstanding or, as the context may require, a specific portion thereof;

"**Price Reference Date**" means the Business Day which is three Business Days before the date upon which the Put Event Notice is given in accordance with sub-clause 5(B);

"**principal moneys**" in relation to the Stock or any series thereof shall include any premium payable on repayment and the word "**principal**" shall be construed accordingly;

"**Principal Subsidiary**" means a Subsidiary the total of whose fixed and current assets as included in the Latest Consolidated Balance Sheet represents 10 per cent. or more of the total of the consolidated fixed assets and consolidated current assets shown therein;

"**Priority Borrowings**" means, for the purposes of the definition of Put Event and sub-clauses 5(E) and 5(F), the aggregate of:

(i) Borrowings by the Company or any Guarantor Subsidiary on the security of any mortgage or charge or other encumbrance over assets of a member of the Group; and

(ii) Borrowings by any Subsidiary not being a Guarantor Subsidiary;

and for the purposes of this definition:

(a) Borrowings by the Company or a Guarantor Subsidiary which are guaranteed or secured or the subject of an indemnity by any Subsidiary (not being a Guarantor Subsidiary) shall be deemed to be Borrowings of the latter;

(b) no Borrowings shall be taken into account more than once in the same calculation;

"**Purchase Date**" means the day which is 14 days after the Put Expiry Date or, if that day is not a Business Day, the immediately following Business Day;

"**Put Event**" means the occurrence of any event or circumstances upon the happening of which:

(i) the aggregate principal amount (together with any fixed or minimum premium payable on final repayment) for the time being outstanding in respect of all Borrowings (other than amounts for the time being owing to and beneficially owned by a member of the Group) shall exceed a sum equal to 1.75 times the Adjusted Capital and Reserves; or

(ii) the aggregate principal amount (together with any fixed or minimum premium payable on final repayment) for the time being outstanding in respect of all Priority Borrowings (other than amounts for the time being owing to and beneficially owned by the Company or a Guarantor Subsidiary) shall exceed a sum equal to 0.5 times the Adjusted Capital and Reserves;

"**Put Event Notice**" bears the meaning set out in sub-clause 5(B);

"**Put Expiry Date**" means the day which is 45 days after the Put Event Notice is given pursuant to sub-clause 5(B);

"**Put Notice**" means a notice in the form set out in the Fourth Schedule (or in such other form as the Trustee and the Company shall from time to time agree);

"**Reference Stock**" means the 7.5 per cent. Treasury Stock 2006 maturing on 7 December 2006 (or such other H.M. government stock as the Trustee, with the advice of three brokers and/or gilt edged market-makers and/or other persons operating in the gilt-edged market (in each case approved by the Trustee), may agree to be appropriate);

"**repayment**" includes redemption and vice versa and the words "**repay**", "**redeem**" "**repayable**", "**redeemable**", "**repaid**" and "**redeemed**" shall be construed accordingly;

"**Stock**" means and includes the Original Stock and any Further Stock except in the First Schedule hereto where "**Stock**" means the Original Stock and any Further Stock which forms a single series with the Original Stock;

"**Stockholders**" means the several persons for the time being entered in the register hereinafter mentioned as the holders of the Stock;

"**Subsidiary**" means a body corporate which is at the relevant time a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

"**these presents**" means this Trust Deed and the Schedules hereto as from time to time modified in accordance with the provisions herein contained, and shall include any supplemental Trust Deed executed in accordance with the provisions hereof;

"**United Kingdom Subsidiary**" means a Subsidiary incorporated in the United Kingdom except:

(i) a Subsidiary whose main business is carried on, or the major part of whose fixed assets is situated, outside the United Kingdom; or

(ii) a Subsidiary of a Subsidiary which is incorporated outside the United Kingdom or which falls within (i) above.

(B) Save as herein expressly defined any words and expressions defined in the Companies Act 1985 shall bear the same meanings in these presents as in those Acts.

(C) Words denoting the singular number only shall include the plural number also and vice versa.

(D) Words denoting the masculine gender only shall include the feminine gender also.

(E) Words denoting persons only shall include corporations.

(F) Schedules, Clauses, sub-clauses, paragraphs and sub-paragraphs shall be construed as references to respectively the Schedules to this Trust Deed and to the Clauses, sub-clauses, paragraphs and sub-paragraphs of this Trust Deed.

(G) Reference in these presents to costs charges and expenses shall unless otherwise provided include any Value Added Tax or similar tax charged in respect thereof.

(H) Any register, index, minute book, book of account or accounting record required to be kept by these presents shall be kept, and inspection thereof shall be allowed and copies shall be supplied, in such form and manner and subject to such precautions as would from time to time be permissible or required if it were a register, index, minute book, book of account or accounting record required to be kept by the

Companies Act 1985 as from time to time amended extended or re-enacted, and references to such records in these presents shall be construed accordingly.

(I) The headings herein are for convenience only and shall not affect the construction hereof.

2 **Covenant to repay and pay interest**

(A) The Company hereby covenants with the Trustee that it will on the Maturity Date or such earlier date as the Original Stock or any part thereof is due or ought to be redeemed as hereinafter provided pay to the Trustee at the registered office of the Company or at such other place as the Trustee shall approve the principal amount of the Original Stock or in the case of a partial redemption of the Original Stock the principal amount of the Original Stock due to be redeemed together in each case with interest accrued to the date of redemption. Every payment to the Stockholders in respect of principal upon the Original Stock held by them respectively shall be in satisfaction pro tanto of the covenant by the Company in this sub-clause contained.

(B) The Company hereby further covenants with the Trustee that it will until the whole of the Original Stock shall have been repaid or purchased by the Company pay to the Trustee interest on the nominal amount of the Original Stock at the rate (as well after as before any judgment) of 4 per cent. per annum (less income tax where required by law to be deducted from the payment) by equal half-yearly instalments on 31st January and 31st July in every year in respect of the half-years ending on those dates but so that the first payment of interest amounting to £2.553 (less income tax as aforesaid) per £100 nominal of Original Stock shall be made on 31st January 1987 and be in respect of the period from 13th June 1986 to 31st January 1987 (both dates inclusive), calculated on the full nominal amount of the Original Stock, and so in proportion for nominal amounts of Original Stock other than £100. Every payment to the Stockholders on account of interest on the Original Stock held by them respectively shall be in satisfaction pro tanto of the covenant by the Company in this sub-clause contained.

3 **Stock Certificates**

(A) The Certificates for the Original Stock shall be in the form or substantially in the form set out in the First Schedule hereto with such modifications as the Company and the Trustee may from time to time approve and shall have endorsed thereon Conditions in the form or substantially in the form also set out in that Schedule with such modifications only (if any) as aforesaid. The Certificates for any Further Stock shall be as nearly as may be in the same form as those for the Original Stock and shall have endorsed thereon Conditions as nearly as may be (having regard to the terms of issue of such Further Stock) similar to the Conditions for the Original Stock. Every Certificate shall be issued under the Seal of the Company which shall be affixed in accordance with the provisions of the Articles of Association of the Company for the time being in force.

(B) Every Stockholder shall be entitled without charge to receive one Certificate for the Stock of each series held by him but joint holders shall be entitled to only one Certificate in respect of each series of the Stock held jointly by them which Certificate shall be delivered to that one of the joint holders whose name stands

first in the register of Stockholders in respect of the joint holding or to such other person as the joint holders may in writing direct. The Company shall not be bound to register more than four persons as joint holders of any Stock. Where part only of a holding of Stock has been transferred or redeemed the Company shall issue free of charge to the Stockholder concerned a fresh Certificate for the balance of the Stock retained by him.

(C) The Company hereby covenants with the Trustee that it will comply with the provisions of the Stock Certificates and the Conditions endorsed thereon and the provisions set out in the Second and Third Schedules hereto and the Stock shall be held subject to and with the benefit of the said Conditions and provisions all of which shall be deemed to be incorporated in this Deed and shall be binding on the Company and the Stockholders and all persons claiming through or under them respectively.

4 **The Original Stock and Further Issues**

(A) The Original Stock is limited to £125,000,000 in nominal amount, and shall be known as "4 per cent. Unsecured Deep Discount Loan Stock 2006".

(B) Subject to the provisions of this Deed the Company shall be at liberty from time to time without the consent of the Stockholders to create and issue further unsecured loan stock either so as to form a single series with the Original Stock or on such terms, including issue price, interest, repayment and otherwise, as the Directors may think fit. Such further unsecured loan stock shall, if identical (or identical except as regards the amount and date of the first payment of interest) and forming a single series with the Original Stock, and may, in any other case with the consent of the Trustee, be constituted by a deed supplemental to this Deed. In any such cases the Company shall prior to the allotment of any further unsecured loan stock to be so constituted or as soon as practicable thereafter execute and deliver to the Trustee a deed supplemental to this Trust Deed (if applicable duly stamped or denoted) containing covenants by the Company in the form mutatis mutandis of Clause 2 of this Trust Deed in relation to the principal moneys and interest in respect of such further unsecured loan stock and such other provisions (corresponding to any of the provisions contained in these presents) as the Trustee shall require, and a memorandum of every such supplemental deed shall be endorsed by the Trustee on this Trust Deed and by the Company on the duplicate of this Trust Deed.

(C) The whole of the moneys owing in respect of the Original Stock as and when issued shall rank pari passu equally and rateably without discrimination or preference as an unsecured obligation of the Company.

(D) The Stock may be issued to such persons at such times and on such terms and either at par or at a premium or at a discount as the Company may think fit.

5 **Put Event**

(A) In the event of a Put Event prior to the Maturity Date, each Stockholder will have the option in accordance with this Clause 5 to require the Company to purchase his Stock (in whole or in part) on the Purchase Date in an amount equal to the greater of:

(i) the Adjusted Issue Price together with accrued interest on the nominal amount of his Stock from the last interest payment date, being the immediately preceding 31st January or 31st July, as the case may be, to the Price Reference Date at the rate of 4 per cent. per annum and interest on such Adjusted Issue Price from the Price Reference Date to the Purchase Date (or, in the event that the Company shall fail to pay the purchase price therefor on the Purchase Date in accordance with sub-clause 5(C), to such date as the Company shall pay the said purchase price) at the higher of (x) the rate of 9.913 per cent. per annum and (y) the Gilts Plus Rate; and

(ii) the Adjusted Redemption Price together with accrued interest on the nominal amount of his Stock from the last interest payment date, being the immediately preceding 31st January or 31st July, as the case may be, to the Price Reference Date at the rate of 4 per cent. per annum and interest on such Adjusted Redemption Price from the Price Reference Date to the Purchase Date (or, in the event that the Company shall fail to pay the purchase price therefor on the Purchase Date in accordance with sub-clause 5(C), to such date as the Company shall pay the said purchase price) at the Gilts Plus Rate;

provided that no such option may be exercised unless a Put Event Notice has been duly given in accordance with this Clause 5.

(B) In the event of a Put Event, the Company shall promptly upon becoming aware thereof (and the Trustee may upon becoming aware thereof, and, upon the request in writing of the registered holders of at least one-fifth in nominal amount of the Stock for the time being outstanding or upon being so directed by an Extraordinary Resolution of the Stockholders, shall) give notice (the "**Put Event Notice**") in writing to the Stockholders in accordance with paragraph 15 of the Second Schedule (and send a copy thereof to the Trustee) specifying:

(i) the nature of the Put Event;

(ii) the totals of the items in paragraphs (i) and (ii) of sub-clause 5(A) including a breakdown of their component parts;

(iii) the procedure for exercising the option contained in this Clause 5; and

(iv) a statement concerning the taxation implications of exercising such option to the extent required by market practice at the time.

The Put Event Notice shall also be accompanied by a form of Put Notice.

(C) To exercise the option contained in this Clause 5, a Stockholder must deliver his Stock Certificate to the Company, on any Business Day falling on or before the Put Expiry Date, accompanied by a duly signed and completed Put Notice. The Company shall purchase the relevant Stock and pay the purchase price therefor to the relevant registered holders of such Stock on the Purchase Date, unless the same has been previously redeemed and cancelled.

(D) If any Stockholder shall fail to exercise his put option contained in this Clause 5 by the Put Expiry Date, the Trustee may, at its absolute discretion (and without responsibility for any loss occasioned thereby), within the period of seven Business Days commencing on the day after the Put Expiry Date and ending on the day seven Business Days after the Put Expiry Date by written notice to the Company (the "**Trustee's Exercise Notice**") exercise (in whole and not in part) the option contained in this Clause 5 on behalf of those Stockholders which have not exercised such option in respect of their Stock by the Put Expiry Date. It shall not be necessary for the Trustee to cause to be delivered to the Company any Stock Certificates in respect of the Stock which is the subject of the Trustee's Exercise Notice. The Company shall purchase the Stock the subject of the Trustee's Exercise Notice and pay the purchase price therefor to the relevant registered holders of such Stock on the Purchase Date, unless the same has been previously redeemed and cancelled. In making a decision as to whether or not to exercise such option, the Trustee shall be entitled to act (or not act) in reliance on advice, to be provided to it by a financial adviser appointed by it for the purpose, as to whether or not such exercise is likely, in the opinion of such adviser, to be in the interest of such Stockholders, and the Trustee shall not be bound to take into consideration any other fact, matter or thing.

(E) The Company hereby covenants with the Trustee that so long as any part of the Original Stock remains outstanding it will procure that no beneficiary of any Borrowings (other than a Stockholder in respect of his Stock) shall be entitled to (i) demand or receive from the Company or any Subsidiary early repayment or prepayment of such Borrowings or (ii) require the Company or any Subsidiary to purchase such Borrowings, in either case, in the event of a Put Event.

(F) The Company covenants with the Trustee that so long as any part of the Original Stock remains outstanding it will not grant any beneficiary of any Borrowings:

(i) a financial covenant undertaking that the aggregate principal amount (together with any fixed or minimum premium payable on final repayment) for the time being outstanding in respect of all Borrowings (other than amounts for the time being owing to and beneficially owned by a member of the Group) (or any different definition of Borrowings which would result in the calculation of Borrowings giving rise to a higher or lower amount than would be the case were they to be calculated in accordance with these presents) shall not exceed a sum equal to 1.75 times (or any lower or higher multiple of) the Adjusted Capital and Reserves (or any different definition of Adjusted Capital and Reserves which would result in the calculation of Adjusted Capital

and Reserves giving rise to a lower or higher amount than would be the case were they to be calculated in accordance with these presents); or

(ii) a financial covenant undertaking that the aggregate principal amount (together with any fixed or minimum premium payable on final repayment) for the time being outstanding in respect of all Priority Borrowings (other than amounts for the time being owing to and beneficially owned by the Company or a Guarantor Subsidiary) (or any different definition of Priority Borrowings which would result in the calculation of Priority Borrowings giving rise to a higher or lower amount than would be the case were they to be calculated in accordance with these presents) shall not exceed a sum equal to 0.5 times (or any lower or higher multiple of) the Adjusted Capital and Reserves (or any different definition of Adjusted Capital and Reserves which would result in the calculation of Adjusted Capital and Reserves giving rise to a lower or higher amount than would be the case were they to be calculated in accordance with these presents); or

(iii) a put option which would arise in circumstances where either such ratio were to be exceeded;

save that, for the avoidance of doubt, it is agreed that the Company may include any such financial covenant undertaking referred to in paragraph (i) above of this sub-clause with a ratio not exceeding 3 or a higher number of times in its Articles of Association from time to time and may agree with beneficiaries of Borrowings that it will comply with the provisions of and/or that it will not breach the provisions of its Articles of Association from time to time.

6 **Disposals**

(A) The Company hereby covenants with the Trustee that so long as any part of the Original Stock remains outstanding the Company will not, and will procure that none of its Subsidiaries shall, dispose of the whole or any part of its assets (whether by a single transaction or a series of transactions whether related or not) if and to the extent that the value of the assets disposed of when aggregated with all other disposals of assets by members of the Group would exceed 30 per cent. of the value of the assets of the Group taken as a whole, provided that no disposal shall be taken into account for the purposes of this provision:

(a) if the disposal of assets (other than immovable property) is made in the ordinary course of trading;

(b) where the disposal is made by any member of the Group to another member of the Group;

(c) if it is a disposal which the Trustee has determined under sub-clause (C) of this Clause shall not be taken into account;

(d) if and to the extent that an aggregate amount equivalent to the proceeds of disposal of immovable property has, within a period of 12 months (or such longer period as the Trustee may agree) before or after such

disposal, been applied in the acquisition or construction of other immovable property;

(e) if and to the extent that an aggregate amount equivalent to the proceeds of disposal of fixed assets (other than immovable property) has, within a period of 12 months (or such longer period as the Trustee may agree) before or after such disposal, been applied in the acquisition or construction of other fixed assets or of immovable property;

(f) if and to the extent that an aggregate amount equivalent to the proceeds of disposal of current assets has, within a period of 12 months (or such longer period as the Trustee may agree) before or after such disposal, been applied in the acquisition of any other assets;

(g) where the assets (other than immovable property) disposed of comprise obsolete or obsolescent assets or temporary investments which are surplus to requirements; or

(h) where immovable property is disposed of in the normal course of development of the Group's business.

(B) For the purposes of sub-clause (A) of this Clause:

(a) the value of any assets disposed of shall be the value thereof as included in the Latest Consolidated Balance Sheet published last prior to the date of disposal or, in the case of an asset which was not taken into account for the purposes thereof, its book value at the date of disposal;

(b) the value of the assets of the Group taken as a whole shall be the total value thereof shown in the Latest Consolidated Balance Sheet;

(c) the expenditure of cash shall be deemed not to be a disposal of assets; cash arising from claims for loss of or damage to immovable property shall, however, be deemed not to be cash but to be immovable property;

(d) if any shares in a relevant company are disposed of or acquired there shall be deemed to have been a disposal or acquisition not of such shares but of the underlying assets. For this purpose:

(i) "**relevant company**" means a company which is a Subsidiary at the relevant time;

(ii) "**underlying assets**" means those proportions of the assets of the relevant company and of any companies which are Subsidiaries of it (other than assets which would be eliminated on consolidation if a consolidated balance sheet of the Group were prepared) which correspond to the proportion of the equity share capital of the company concerned in which the Company is (directly or through Subsidiaries) interested (all as at the relevant time); and

(iii) "**relevant time**" means in the case of an acquisition immediately after such acquisition and in the case of a disposal immediately before such disposal;

(e) references to the proceeds of disposal of assets shall be taken to refer to the net proceeds after allowing for taxation payable by reason of the disposal; and

(f) "**disposal**" includes sale transfer or assignment, and "**dispose**" shall be construed accordingly.

(C) The Trustee may at any time without the consent or sanction of the Stockholders consent to any disposal or determine that any disposals made or intended to be made shall not be taken into account.

7 **Covenants by the Company**

The Company hereby covenants with the Trustee that so long as any of the Original Stock remains outstanding:

(i) except with the prior written consent of the Trustee the Company will not and will procure that none of the Subsidiaries shall whether by acquisition or otherwise make any alteration to the nature of its business which would result in a fundamental change in the general nature of the businesses of the Company and the Subsidiaries taken as a whole from that of the manufacture and sale by retail of foods and other products;

(ii) no loan capital of the Company or any Subsidiary shall be paid up in whole or in part by way of capitalisation of profits or reserves (including share premium account and any capital redemption reserve) or be issued by way of collateral security; and

(iii) the Company will use its best endeavours to obtain and maintain a listing of the Original Stock on The London Stock Exchange.

8 **Guarantor Subsidiaries**

(A) Power is reserved to the Company at any time and from time to time to procure any United Kingdom Subsidiary to become a Guarantor Subsidiary by executing in favour of the Trustee in such form as the Trustee may approve a Deed (expressed to be supplemental to this Deed) unconditionally guaranteeing the principal moneys and interest payable in respect of the Stock and any Further Stock and all other moneys intended to be payable to the Trustee or the Stockholders pursuant to these presents provided that no Subsidiary shall become a Guarantor Subsidiary unless the Trustee shall be of the opinion that the guarantee to be given by it will be legally valid and effectual.

(B) The Trustee will, at the request of the Company, release any Guarantor Subsidiary from the guarantee given by it of the principal of, and premium (if any) and interest on, the Stock and any Further Stock, if such release is for the purpose of either:

(i) the sale or other disposal for full consideration of the whole of the interest of the Company and the Subsidiaries in such Guarantor Subsidiary (as a result of which such Guarantor Subsidiary ceases to be a Subsidiary) subject to the receipt by one or more of the Company and the remaining Guarantor Subsidiaries of the consideration for such sale or disposal or such part thereof as may be attributable to the Company and the Guarantor Subsidiaries. A certificate by any two directors of the Company certifying that any sale or other disposal is for full consideration shall be conclusive; or

(ii) the members' voluntary winding up of such Guarantor Subsidiary subject to the distribution of such of its assets as may be attributable to the Company or any of the Guarantor Subsidiaries, to one or more of the Company and the Guarantor Subsidiaries;

provided that in either such case the Auditors shall have reported to the Trustee that immediately after such sale, disposal or winding up the limits set out in paragraphs (i) and (ii) of the definition of Put Event will not be exceeded.

9 **Events of default**

(A) The Trustee may at its discretion and shall upon the request in writing of the registered holders of at least one-fifth in nominal amount of the Stock for the time being outstanding or upon being so directed by an Extraordinary Resolution of the Stockholders by notice in writing to the Company declare the Stock to have become repayable in the following circumstances, provided that in the case of the happening of any of the events mentioned in paragraphs (iv), (v), (vii), (viii), (ix), (x) and (xii) of this sub-clause the Trustee shall have certified in writing to the Company that such event in its circumstances is in the opinion of the Trustee materially prejudicial to the interests of the Stockholders:

(i) if default shall be made in the payment on the due date of any principal moneys or for a period of fourteen days in the payment of any interest owing on any part of the Stock;

(ii) if an order shall be made or an effective resolution passed for winding up the Company or a Guarantor Subsidiary or for the appointment of an administrator in respect of the Company or a Guarantor Subsidiary;

(iii) if an order shall be made or an effective resolution passed for winding up any Principal Subsidiary (other than a Guarantor Subsidiary) or for the appointment of an administrator in respect of a Principal Subsidiary (other than a Guarantor Subsidiary), in either case without the previous consent of the Trustee;

(iv) if an incumbrancer shall take possession or a receiver or manager or administrative receiver shall be appointed of the whole or any part of the assets or undertaking of the Company or any Guarantor Subsidiary or any Principal Subsidiary;

(v) if a distress, execution or other process shall be levied or enforced upon or sued out against any asset of the Company or any Guarantor

Subsidiary or any Principal Subsidiary and shall not be removed discharged or paid out within fourteen days;

(vi) if the Company or any Guarantor Subsidiary shall stop payment or shall cease or threaten to cease to carry on business or shall be unable to pay its debts within the meaning of Section 518 of the Companies Act 1985 or any statutory modification or re-enactment thereof;

(vii) if any Principal Subsidiary other than a Guarantor Subsidiary shall stop payment or shall cease or threaten to cease to carry on business (except with the consent of the Trustee) or shall be unable to pay its debts within the meaning of Section 518 of the Companies Act 1985 or any statutory modification or re-enactment thereof;

(viii) if the security constituted by any mortgage, charge or other security upon the whole or any part of the undertaking or assets of the Company or of any Guarantor Subsidiary or of any Principal Subsidiary shall become enforceable and steps are taken to enforce the same;

(ix) if default shall be made by the Company or any Guarantor Subsidiary in the performance or observance of any covenant condition or provision (other than any covenant for the payment of the principal moneys or interest owing on any part of the Stock) herein contained and on its part to be performed or observed and the Company and any Guarantor Subsidiary shall fail to perform fully or make good the breach of such covenant condition or provision within twenty one days from receipt of notice in writing from the Trustee requiring it to do so;

(x) if any debenture stock, loan stock or other securities or borrowings of the Company any Guarantor Subsidiary or any Principal Subsidiary shall become repayable prior to the due date for repayment thereof by reason of default of the Company any Guarantor Subsidiary or any Principal Subsidiary or is not paid when due (or within any period of grace originally applicable thereto) and steps are taken to obtain repayment;

(xi) if any amounts borrowed which are deemed by virtue of paragraph (vi) of the definition of Borrowings not to be moneys borrowed are not applied within four months of being borrowed in repayment of other amounts borrowed (or, where the proviso to such provision applies, the original amounts borrowed are not repaid within four months after the borrowing of the new amounts borrowed) and but for such provision either of the limits imposed by paragraphs (i) and (ii) of the definition of Put Event would have been exceeded;

(xii) if any guarantee of any loan or debt of any third party given by the Company any Guarantor Subsidiary or any Principal Subsidiary shall not be honoured when due and called upon and steps are taken to enforce the same;

provided that the provisions of this Clause and of Clauses 12 to 18 inclusive and Clause 25 shall apply separately in relation to each series of the Stock and in such

Clauses the expressions "Stock" and "Stockholders" shall be construed accordingly.

(B) Upon any such declaration being made as aforesaid the said principal moneys shall be deemed to have become repayable at the time of the event which shall have happened as aforesaid.

(C) If the Original Stock is declared to have become repayable by the Trustee in accordance with the provisions of this Clause, then the Original Stock shall become repayable at the Adjusted Issue Price together with accrued interest; provided that, if repayment of the Original Stock (or of part thereof) is not made on the date of such declaration the Adjusted Issue Price applicable in calculating the price at which any repayment of any such Original Stock is subsequently made shall be that applicable not at the date of such declaration but at the date on which such repayment is actually made by the Company (or any Guarantor Subsidiary) to the Trustee or Stockholders pursuant to such declaration and the definition of Adjusted Issue Price shall be construed accordingly.

(D) The Company hereby covenants with the Trustee that so long as any part of the Stock remains outstanding the Company will upon becoming aware of the happening of any such event as is mentioned in sub-clause (A)(i) to (xii) (inclusive) of this Clause (whether or not in the case of (ix) the Trustee has given any notice in respect thereof) give notice in writing thereof to the Trustee.

10 Further covenants by the Company

The Company hereby covenants with the Trustee that so long as any part of the Stock remains outstanding the Company will at all times:

(A) carry on and conduct and procure each of the Guarantor Subsidiaries and each of its Principal Subsidiaries to carry on and conduct its and their respective businesses and affairs in a proper and efficient manner including (without prejudice to the generality of the foregoing) effecting and maintaining such insurances as are in the opinion of the Directors appropriate for its business;

(B) give to the Trustee such information as it shall require for the purpose of the discharge of the duties and discretions vested in it under these presents or by operation of law and furnish and cause each Guarantor Subsidiary to furnish to the Trustee two copies of every report balance sheet profit and loss account circular or notice issued to its Shareholders or Stockholders at the time of issue provided that where in any request for information made by the Trustee a reasonable period is specified within which such information is to be given then no further notice shall be required to be given by the Trustee for the purposes of Clause 9 (A)(ix);

(C) request the Auditors to furnish to the Trustee such certificates reports or other information as the Trustee may from time to time require in connection with any calculation or matter arising under these presents and, without prejudice to the generality of the foregoing, send or procure to be sent to the Trustee as soon as reasonably practicable after any request by the Trustee, a report by the Auditors stating in their

opinion which Subsidiaries are Principal Subsidiaries at any particular time;

(D) keep and procure that each of the Guarantor Subsidiaries and each of the Principal Subsidiaries keeps proper books of account or accounting records and upon the Trustee certifying to the Company that it has reasonable grounds to suspect that an event upon the happening of which the Stock may be declared to have become repayable in accordance with Clause 9 has occurred or is about to occur and/or after such an event has occurred allow the Trustee or such person as it from time to time in writing for that purpose appoints (not being a person to whom the Company may reasonably object) during normal business hours to examine all such books of account, accounting records and other documents as the Trustee may require to inspect;

(E) send to the Trustee, at or about the time of sending its annual accounts to members and also within fourteen days after any request by the Trustee, a certificate signed by any two of the Directors to the effect that to the best of the knowledge, information and belief of the persons so certifying:

(i) there did not exist, as at a date not more than 5 days prior to the date of the certificate, any such event as is referred to in Clause 9 (A)(i) to (xii) (inclusive) (whether or not in the case of (ix) the Trustee has given any notice in respect thereof) or, if such an event did then exist, specifying the same;

(ii) during the last financial year (or during such period as the Trustee may specify in such request) and since the completion thereof up to the date mentioned in (i) above the Company and each of the Guarantor Subsidiaries has complied with its obligations contained in these presents or (if such is not the case) specifying the respects in which it has not complied;

and as to such other matters in relation to which the Trustee may require to be satisfied or to receive information for the purposes of these presents;

(F) comply with and procure that each of the Guarantor Subsidiaries and each of its Principal Subsidiaries complies with its obligations pursuant to the Companies Act 1985 relating to the publication of accounts;

(G) promptly provide the Trustee and the Stockholders annually with the Latest Consolidated Balance Sheet and other audited consolidated accounts of the Company and its Subsidiaries at or about the time of sending the same to members.

11 **Certificate or report of the Auditors**

It is hereby expressly declared that the Trustee may accept without further enquiry a certificate or report obtained from the Auditors as to the amount of the Adjusted Capital and Reserves or as to the amount of Borrowings or of Priority Borrowings (and may assume that at any particular time or throughout a specified period no

Put Event has occurred unless the Trustee has received express notice that a Put Event has occurred) and such certificate or report shall be conclusive and binding for all purposes on the Company, the Trustee, the Stockholders and all other persons interested under these presents.

12 Trustee's power to institute proceedings

At any time after the Stock shall have become repayable under the provisions of Clause 9 the Trustee may at its discretion and shall upon the request in writing of the registered holders of at least one-fifth in nominal value of the Stock or upon being so directed by an Extraordinary Resolution or a Resolution in writing within the meaning set out in paragraph 23 of the Third Schedule (but subject always to the Trustee being indemnified to its satisfaction against all proceedings claims and demands to which the Trustee may be liable and all costs charges and expenses which may be incurred by the Trustee in connection therewith) without further notice institute such proceedings as it may think fit to enforce repayment of the Stock.

13 Application of moneys received by Trustee

The Trustee shall apply all moneys received by it hereunder in respect of the Stock at any time after the Stock shall have become repayable under Clause 9 in the first place in paying or providing for the payment or satisfaction of all costs charges expenses and liabilities incurred in or about the execution of the trusts of these presents (including remuneration of the Trustee) and shall apply the residue of such moneys:

FIRST in or towards payment to the Stockholders of all arrears of interest remaining unpaid on the Stock held by them respectively pari passu and rateably according to the amount of such interest due to them;

SECONDLY in or towards payment to the Stockholders of all principal moneys due in respect of the Stock held by them respectively pari passu and rateably according to the amount of such principal moneys due to them; and

THIRDLY shall pay the surplus (if any) of such moneys to the Company or as it shall direct;

provided that at the discretion of the Trustee payments may be made on account of principal moneys before the interest or the whole of the interest on the Stock has been paid but such alteration in the order of payment of the principal moneys and interest shall not prejudice the right of the Stockholders to receive the full amount to which they would have been entitled if the ordinary order of payment had been observed or any less amount which the sum ultimately available would be sufficient to pay.

14 Receipts amounting to less than 10 per cent. of the nominal value of the Stock

If the amount of the moneys at any time applicable under Clause 13 shall be less than 10 per cent. of the nominal value of the Stock for the time being outstanding the Trustee may at its discretion invest such moneys upon some or one of the investments hereinafter authorised with power from time to time at the like discretion to vary such investments and such investments with the resulting income

thereof may be accumulated until the accumulations together with any other funds for the time being under the control of the Trustee and applicable for the purpose shall amount to at least 10 per cent. of the nominal value of such Stock for the time being outstanding and then such accumulations and funds shall be applied in manner aforesaid.

15 **Notice of payments to Stockholders**

The Trustee shall give not less than fourteen days' notice to the Stockholders of the day place and time fixed for any payment to them under Clauses 13 or 14 and after the day so fixed the Stockholders shall (subject to the proviso in Clause 13) be entitled to interest on the balance only (if any) of the principal moneys owing on the Stock held by them after deducting the amount (if any) of such principal moneys payable on the day so fixed.

16 **Receipts by registered holders of Stock**

Without prejudice to paragraphs 10 and 11 of the Second Schedule the receipt of the registered holder of any Stock or in the case of joint Stockholders of any one of such joint holders for the principal moneys or interest payable by the Trustee in respect of the Stock held by such Stockholder or joint Stockholders shall be a good discharge to the Trustee.

17 **Production of Stock Certificates**

Upon any payment under any of the provisions of Clauses 13 and 14 on account of the principal moneys due in respect of the Stock the Certificate for the Stock in respect of which such payment shall be made shall be produced to the Trustee who shall cause a memorandum of the amount and date of payment to be enfaced thereon or in the case of repayment in full shall retain the same but the Trustee may in any particular case dispense with the production and enfacement of a Stock Certificate upon such indemnity being given as it shall think sufficient.

18 **Investment of moneys by Trustee**

(A) Any moneys which under the trusts contained in these presents may be invested by the Trustee may at the discretion of the Trustee be invested in the name or under the control of the Trustee in any of the investments for the time being authorised by law for the investment by trustees of trust moneys or in any other investments whether similar to the aforesaid or not which may be selected by the Trustee or by placing the same on deposit in the name or under the control of the Trustee at such bank as it may think fit and the Trustee shall not be responsible for any loss occasioned thereby or due to the depreciation in value of any such investment or otherwise in respect of such investment.

(B) After provision for payment off and satisfaction of any or all of the Stock is made by payment to the Trustee of the moneys required for the purpose (including any outstanding interest) the Trustee may deposit the same in the name of the Trustee in such bank as it may think fit and thereafter neither the Trustee nor the Company shall be responsible for the safe custody of such moneys or for interest thereon except in the case of the Trustee such interest (if any) as the said moneys may earn whilst on deposit less any expenses incurred and charges made by the Trustee.

19 **Stock Register**

The Company shall at all times keep at its registered office or at the office of the Company's Registrar or at such other place as the Trustee may approve a register showing the amount of the Stock and the date of issue and all subsequent transfers and changes of ownership thereof and the names and addresses of the Stockholders. The Trustee and the Stockholders or any of them and any person authorised by the Trustee or any of the Stockholders shall be at liberty at all times during office hours to inspect the said register and to take copies of or extracts from the same or any part thereof. In the event of the Trustee requiring to convene a meeting of or to give any notice to the Stockholders the Company shall at its own expense furnish the Trustee with such copies of or extracts from the register as the Trustee shall require. The register may be closed by the Company for such periods and at such times as it may think fit provided that it shall not be closed for more than thirty days in any calendar year. Any change of name or address on the part of any Stockholder shall forthwith be notified to the Company and thereupon the register shall be altered accordingly.

20 **Remuneration of the Trustee**

(A) The Company shall pay to the Trustee remuneration for its services as Trustee at the rate hereinafter provided by equal half-yearly payments on 31st January and 31st July in every year (the first of such payments to be made on 31st January 1987 and to be calculated from 9th June 1986) such remuneration to be payable until the trusts of these presents shall be finally wound up and whether or not such trusts shall be administered by or under the order of any Court, and the Company shall also on demand pay all costs, charges and expenses properly incurred by the Trustee in relation hereto and interest thereon as hereinafter mentioned. The rate of remuneration payable under this Clause in the first instance shall be £3,500 per annum provided that with effect from 1st February 1987 and in every subsequent year the rate of remuneration shall be increased by 5 per cent. per annum over the annual rate of remuneration payable in the year to the immediately preceding 31st January. Upon the issue of any Further Stock such rate of remuneration shall be increased by such amount as may be agreed between the Company and the Trustee, such additional remuneration to be calculated from the date of allotment of such Further Stock. The Company and the Trustee may at any time or from time to time agree any change in the rate of remuneration payable to the Trustee under this Clause.

(B) In the event that the Trustee declares the Stock to have become repayable pursuant to Clause 9 the rate of remuneration payable under this Clause shall, with effect from the date of such declaration, be increased by such an amount per annum as shall be necessary to ensure that the Trustee is reasonably remunerated in respect of such additional work as may fall upon it in or about enforcing repayment in respect of the Stock (being work additional to the work falling upon it from year to year in the ordinary course of the conduct of the trusts of these presents) and applying moneys received in respect thereof: provided always that in no circumstances, unless the Court shall otherwise order, shall the annual rate of remuneration exceed three times the rate that would be payable apart from this sub-clause (B).

(C) The Company shall in addition pay to the Trustee an amount equal to the amount of any Value Added Tax or any similar tax chargeable in respect of its remuneration under these presents.

(D) The Company shall also on demand pay on a full indemnity basis all costs charges and expenses which the Trustee may properly incur in relation to these presents and to the preparation and execution thereof and to the carrying out of the trusts of these presents and the exercise by the Trustee of the powers authorities and discretions vested in the Trustee by or pursuant to these presents.

(E) If so required by the Trustee, the Company shall pay to the Trustee interest at the rate of 1 per cent. per month upon any payment due to be made by the Company under this Clause in respect of the period from the date of demand to the date of actual payment.

21 **Provisions supplemental to the Trustee Act 1925**

The Trustee shall in relation to the trusts powers and discretions vested in the Trustee by these presents have all the powers conferred upon trustees by the Trustee Act 1925 and by way of supplement it is expressly declared as follows:

(A) the Trustee may in relation to these presents act on the opinion or advice of or any information obtained from any lawyer banker valuer surveyor broker auctioneer accountant or other expert whether obtained by the Company or by the Trustee or otherwise and shall not be responsible for any loss occasioned by so acting. Any such opinion advice or information may be sent or obtained by letter telegraph telephone telex radiogram or cablegram or other means and the Trustee shall not be liable for acting on any opinion advice or information purporting to be so conveyed although the same shall contain some error or shall not be authentic;

(B) the Trustee shall be entitled and is hereby authorised to accept as sufficient evidence of any fact or matter or of the expediency or suitability of any transaction or thing (upon which the Trustee may in the exercise of any of the trusts powers and provisions vested in it by these presents require to be satisfied or to have information) a certificate signed by any two of the Directors as to any fact or matter prima facie within the knowledge of the Company or to the effect that in the opinion of the persons so certifying any particular transaction or thing is expedient or suitable and the Trustee shall be in no way bound to call for further evidence or be responsible for any loss that may be occasioned by acting on such certificate;

(C) the Trustee shall not be bound to take any steps to ascertain whether any event has happened upon the happening of which (i) the Stock becomes repayable or (ii) the option contained in Clause 5 becomes exercisable;

(D) save as herein otherwise expressly provided the Trustee shall as regards all trusts powers authorities and discretions vested in it by these presents have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and provided it shall not have acted fraudulently shall be in no way responsible for any loss costs damages expenses or

inconvenience that may result from the exercise or non-exercise thereof; and in particular it shall not be bound to act at the request or direction of the Stockholders or otherwise under any provision of these presents or to take at such request or direction or otherwise any other action under any provision of these presents unless the Trustee shall first be indemnified to its satisfaction against all proceedings claims and demands to which the Trustee may thereby become liable and all costs charges expenses and liabilities which may thereby be incurred;

(E) the Trustee shall not incur any responsibility for the moneys subscribed by applicants for any Stock or be bound to see to the application thereof;

(F) the Trustee shall be entitled to act upon any resolution purporting to have been passed at any meeting of the Stockholders in respect whereof minutes have been made and signed as provided in the Third Schedule or upon any written resolution appearing to be signed by the Stockholders and shall not be responsible for so acting even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or (in the case of a written resolution) that all Stockholders had not signed the resolution or that for any reason the resolution was not valid or binding upon the Stockholders;

(G) the Trustee as between itself and the Stockholders shall have full power to determine all questions and doubts arising in relation to any of the provisions of these presents and every such determination bona fide made (whether or not the same shall relate in whole or in part to the acts or proceedings of the Trustee under these presents) shall be conclusive and binding upon all persons interested hereunder;

(H) any consent or sanction by the Trustee under any provision of these presents may be given either unconditionally or on such terms and subject to such conditions (if any) as the Trustee may in its absolute discretion think fit and may be given or exercised retrospectively;

(I) the Trustee may whenever it thinks it expedient in the interests of the Stockholders delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons (whether being a trustee of these presents or not) all or any of the trusts powers and discretions vested in it by these presents and such delegation may be made upon such terms and conditions including power to sub-delegate and subject to such regulations as the Trustee may in the interests of the Stockholders think fit and the Trustee shall not be bound to supervise the proceedings or be in anywise responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate;

(J) the Trustee may in the conduct of the trust business instead of acting personally employ and pay an agent whether being a solicitor or other person to transact or concur in transacting any business and to do or concur in doing all acts required to be done by the Trustee including the receipt and payment of money and any trustee hereof being a lawyer banker valuer surveyor broker auctioneer accountant or other person

engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his firm in connection with the trusts of these presents and also his charges in addition to disbursements for all other work and business done and all time spent by him or his firm in connection with matters arising in connection with these presents including matters which might or should have been attended to in person by a trustee not being engaged in any profession or business;

(K) a trustee hereof being a corporation may in the execution and exercise of all or any of the trusts powers and discretions vested in the Trustee by these presents act by responsible officers or employees for the time being of such trustee,

provided nevertheless that nothing in this Clause contained shall in any case in which the Trustee has failed to show the degree of care and diligence required of it having regard to the provisions of these presents conferring on it any powers authorities or discretion exempt the Trustee from or indemnify it against any liability for breach of trust or any liability which by virtue of any rule of law would otherwise attach to it in respect of any negligence default breach of duty or breach of trust of which it may be guilty in relation to its duties hereunder.

22 **Indemnification of the Trustee**

Without prejudice to the right of indemnity by law given to trustees the Trustee and every attorney agent or other person appointed by it hereunder shall (except in so far as this present provision is avoided by Section 192 of the Companies Act 1985) be indemnified by the Company against all liabilities and expenses incurred by it or him in the execution or purported execution of the powers and trusts of these presents or of any powers authorities or discretions vested in it or him pursuant to these presents and against all actions proceedings costs claims and demands in respect of any matter or thing done or omitted in any way relating to these presents and the Trustee may in priority to any payment to the Stockholders retain and pay out of any moneys in its hands upon the trusts of these presents the amount of any such liabilities and expenses and also the remuneration of the Trustee as hereinbefore provided.

23 **Trustee contracting with the Company or a Guarantor Subsidiary**

No trustee and no director or other officer or employee of a corporation acting as trustee of these presents shall be precluded from underwriting, guaranteeing the subscription of or subscribing for or otherwise acquiring holding or dealing with the whole or any part of the Stock or any debentures of the Company or any other company in which the Company may be interested either with or without a commission or other remuneration or from entering into any contract of insurance with the Company or any Guarantor Subsidiary for a premium or other consideration or from otherwise at any time contracting or entering into any contract or financial or other transaction with the Company or any Guarantor Subsidiary or which they could have entered into if they were not in any fiduciary position or from being interested in any such contract or transaction and they shall not be in any way liable to account to the Company or any Guarantor Subsidiary or the Stockholders or any other person for any profits made or share or brokerage or commission or benefits obtained by them or him thereby or in connection

therewith or in relation to or otherwise arising out of any transaction (including any dealing with the Stock or any money or assets held by the Trustee) permitted by or effected under or in connection with these presents.

24 **Waivers**

The Trustee may, without prejudice to the rights of the Trustee in respect of any other or subsequent breach, from time to time and at any time without the consent or sanction of the Stockholders unless otherwise directed by an Extraordinary Resolution, but only if and in so far as in its opinion the interests of the Stockholders shall not be materially prejudiced thereby, waive or authorise, on such terms and conditions as to the Trustee shall seem expedient, any breach or proposed breach of any of the covenants or provisions contained in these presents or any act or omission which would or might otherwise on its own or together with any other act or omission constitute an event of default pursuant to Clause 9.

25 **Assumption of compliance**

Except as herein otherwise expressly provided the Trustee shall be and is hereby authorised to assume without enquiry in the absence of knowledge by or express notice to it to the contrary that the Company and each Guarantor Subsidiary is duly performing and observing all the covenants and provisions contained in these presents and to be performed and observed and notwithstanding knowledge by or notice to the Trustee of any breach of covenant or obligation by the Company it shall be in the discretion of the Trustee whether to take any action or proceedings or to enforce the performance thereof unless and until in any of such cases the Trustee is required to do so in writing by the registered holders of at least one-fifth in nominal value of the Stock or by an Extraordinary Resolution and then only if it shall first be indemnified to its satisfaction against all proceedings claims and demands to which the Trustee may thereby become liable and all costs charges expenses and liabilities which may thereby be incurred.

26 **Modifications**

In addition and without prejudice to the powers of the Stockholders exercisable by Extraordinary Resolution the Trustee may from time to time and at any time without the consent or sanction of the Stockholders concur with the Company or any Guarantor Subsidiary in making any modification to these presents if in the opinion of the Trustee such modification:

(i) is made to correct a manifest error; or

(ii) is not materially prejudicial to the interests of the Stockholders.

27 **New trustees**

The statutory power to appoint new trustees of these presents shall be vested in the Company but no person shall be appointed who shall not previously have been approved by an Extraordinary Resolution. A trust corporation may be appointed a sole trustee of these presents but save as aforesaid there shall always be at least two trustees and one of such trustees shall be a trust corporation. Whenever there shall be more than two trustees of these presents the majority of such trustees shall be competent to exercise all the powers authorities and discretions vested by these

presents in the Trustee provided that a trust corporation shall be included in such majority.

28 **Retirement of the Trustee**

A Trustee of these presents may retire at any time without assigning any reason and without being responsible for any costs occasioned by such retirement.

29 **Covenant of compliance**

The Company hereby covenants with the Trustee that the Company will duly perform and observe the obligations imposed on it by these presents.

30 **Trustee's powers to be additional**

The powers conferred by these presents upon the Trustee shall be in addition to any powers which may from time to time be vested in it by the general law or as holder of any of the Stock.

31 **Discharge**

Upon proof being given to the satisfaction of the Trustee that all the Stock and interest accrued thereon and other moneys payable under these presents have been paid off or satisfied or that provision satisfactory to the Trustee for their payment off or satisfaction has been made and upon payment of all costs charges and expenses incurred by and remuneration due to the Trustee in relation to these presents the Trustee shall at the request and cost of the Company execute and do all such deeds acts and things as may be necessary to discharge these presents.

32 **Governing law**

These presents and the rights of the Stockholders shall be governed by and construed in accordance with the laws of England.

IN WITNESS whereof this Deed has been executed and entered into the day and year first above written.

THE FIRST SCHEDULE

Form of Stock Certificate

No. of Certificate [ ]. Amount of Stock £ [ ].

TESCO PLC

(Incorporated under the Companies Act, 1929
Registered Number 445790)

£125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006.

Issued pursuant to the Memorandum and Articles of Association of the Company and to a resolution of a duly authorised Committee of the Board of Directors of the Company passed on 9th June 1986.

THIS IS TO CERTIFY that
of is/are the registered holder(s) of £ in nominal amount of the above-mentioned 4 per cent. Unsecured Deep Discount Loan Stock 2006 which Stock is constituted by a Trust Deed (the "**Trust Deed**") dated 1 September 1986 as modified on [ ] 2001 and made between the Company and Axa Insurance plc (formerly called Guardian Royal Exchange Assurance plc) as Trustee for the Stockholders. The Stock is issued with the benefit of and subject to the provisions contained in the Trust Deed and the Conditions endorsed hereon.

Interest at the rate of 4 per cent. per annum is payable on the Stock comprised in this Certificate half-yearly on 31st January and 31st July.

GIVEN under the Common Seal of the Company this [ ] day of [ ].

Notes: The Stock is only registered and transferable in amounts and multiples of £1. The Certificate must be surrendered to the Company's Registrar before any transfer of the whole or any part of the Stock comprised in it can be registered or a new Certificate issued in exchange.

CONDITIONS

1 Redemption

All Stock outstanding on 31st July 2006 will be redeemed at par on that date together with interest accrued up to and including the date of repayment.

2 Interest

(A) If any Stockholder any of whose Stock is due to be repaid under any of the provisions hereof shall fail or refuse to deliver up the Certificate or Certificates for such Stock if required by the Company at the time and place fixed for the repayment thereof or shall fail or refuse to accept payment of the redemption moneys payable in respect thereof the moneys so payable to such Stockholder may be set aside and paid by the Company to the Trustee and if so paid shall be held by the Trustee in trust for such Stockholder but without interest and such setting aside and payment shall be deemed for all the purposes of such provisions to be a payment to such Stockholder and interest on such Stock shall cease to accrue as from the date fixed for repayment thereof and the Company shall thereby be discharged from all obligations in connection with such Stock. If the Trustee shall place the moneys so paid to it at a bank, neither the Trustee nor the Company shall be responsible for the safe custody of such monies or interest thereon except (in the case of the Trustee) such interest (if any) as the said moneys may earn on deposit less any expenses incurred and charges made by the Trustee.

(B) Interest on any Stock becoming due for repayment under any of the provisions hereof shall be paid down to the due date fixed for the repayment thereof but interest thereon shall cease to accrue from that date unless (upon the registered holder of such Stock demanding on or after the date and at the place fixed for repayment of such Stock payment of the redemption moneys in respect thereof and tendering, if required by the Company, the Certificate or Certificates for such Stock and a receipt for such moneys duly signed and authenticated in such manner as the Company may reasonably require) payment of the redemption moneys shall be refused in which case interest on the Stock shall continue to accrue from day to day at the rate of 9.913 per cent. per annum from the due date fixed for repayment of the redemption moneys until the date when repayment of the redemption moneys is made.

3 Purchases

The Company or any Subsidiary may at any time purchase Stock (a) in the market or by tender (available to all Stockholders alike) at a price not exceeding the average of the middle market quotations of the Stock (as derived from The Stock Exchange Daily Official List) for the 10 Business Days preceding the purchase or, in the case of a purchase in the market, at the market price provided that it is not more than 5 per cent. above such average, or (b) by private treaty at a price (inclusive of accrued interest but exclusive of the expenses of purchase) not exceeding 115 per cent. of the middle market quotation of the Stock (as derived from The Stock Exchange Daily Official List) on the last Business Day preceding the date of purchase or (c) in accordance with the provisions of Condition 5, but not otherwise.

4 **Cancellation**

All Stock purchased or redeemed in accordance with the provisions of these Conditions shall be cancelled and shall not be available for re-issue.

5 **Put Option**

In the event of a Put Event, each Stockholder will be entitled to require the Company to purchase his Stock on the terms and in the manner prescribed in the Trust Deed.

THE SECOND SCHEDULE

Provisions as to Transfer, Transmission and other matters

1 EXCEPT as required by law or as ordered by a Court of competent jurisdiction, the Company will recognise the registered holder of any Stock as the absolute owner thereof and shall not be bound to take notice or see to the execution of any trust, whether express, implied or constructive to which any Stock may be subject. The receipt of such registered holder or in the case of joint registered holders the receipt of any one of them for the interest from time to time accruing due in respect thereof, or for the principal or any other moneys payable in respect thereof, shall, without prejudice to paragraphs 11 and 12, be a good discharge to the Company, notwithstanding any notice it may have whether express or otherwise of the right title interest or claim of any other person to or in such Stock interest or moneys. No notice of any trust express implied or constructive shall (except as aforesaid) be entered on the register in respect of any of the Stock.

2 EVERY Stockholder will be recognised by the Company as entitled to his Stock free from any equity set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Stock.

3 EVERY Stockholder shall be entitled to transfer the Stock held by him or any part thereof, in amounts and multiples of £1, by an instrument in writing in common form (or in such other form as the Company may approve). Only Stock of one series may be transferred by a single instrument of transfer.

4 EVERY instrument of transfer must be signed by or on behalf of the transferor or, where the transferor is a corporation, given under its common seal and the transferor shall be deemed to remain the owner of the Stock until the name of the transferee is entered in the register in respect thereof. In the case of partly paid Stock the instrument of transfer must also be signed by or on behalf of the transferee.

5 EVERY instrument of transfer of Stock must be left for registration at the transfer office for the time being of the Company accompanied by the Certificate of the Stock to be transferred and such other evidence as the Directors may require to prove the right of the transferor to transfer the Stock and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do.

6 ALL instruments of transfer which shall be registered will be retained by the Company.

7 NO fee shall be charged for the registration of any transfer or for the registration of any confirmation, probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any Stock or for making any entry in the register relating to or affecting the title to any Stock.

8 IN the case of the death of a registered holder of Stock, the survivors or survivor where the deceased was joint holder and the executors or administrators of the deceased where he was a sole or only surviving holder shall be the only persons recognised by the Company as having any title to such Stock.

9 ANY person becoming entitled to Stock in consequence of the death or bankruptcy of any holder of such Stock may, upon producing such evidence that he sustains the character in respect of which he proposes to act under this paragraph or of his title as the Directors shall think sufficient, be registered himself as the holder of such Stock or, subject to the preceding paragraphs as to transfer, may transfer such Stock without himself being registered as the holder of such Stock. The Company shall be at liberty to retain the interest payable upon any Stock in respect of which any person is entitled to be registered as holder under this paragraph or which that person is entitled to transfer until such person shall be registered or duly transfer the same as aforesaid. The Company shall also have power by notice in writing to require any such person as aforesaid to elect either to transfer the Stock in question or to be registered as the holder thereof and, in the event of his failing so to elect within sixty days of being required so to do, he shall be deemed to have elected to be registered as the holder of the Stock and may be registered accordingly.

10 THE interest upon the Stock may be paid by cheque or warrant made payable to and sent to the registered holder at his registered address or in the case of joint registered holders made payable to and sent to that one of the joint registered holders who is first named on the register in respect of such Stock at his registered address or made payable to such person and sent to such address as the registered holder or all the joint registered holders may in writing direct. Every such cheque or warrant may be sent through the post at the risk of the registered holder or joint registered holders and payment of the cheque or warrant by the banker upon whom it is drawn shall be a satisfaction of the interest represented thereby.

11 PAYMENT of the principal for the time being owing on the Stock or any part thereof and payment by the Company of any purchase price payable or procured to be payable by the Company in respect of the Stock at its Adjusted Issue Price or Adjusted Redemption Price may be made by cheque or warrant made payable to the registered holder thereof or in the case of joint registered holders to all such holders or to such person or persons as the registered holder or all the joint registered holders may in writing direct and sent to the registered holder or in the case of joint registered holders to that one of the joint registered holders who is first named on the register or to such address as the registered holder or all the joint registered holders may in writing direct. Every such cheque or warrant may be sent through the post at the risk of the registered holder or joint registered holders and payment of any such cheque or warrant by the banker upon whom it is drawn shall be a satisfaction of the principal represented thereby.

12 IF several persons are entered in the register as joint holders of any Stock then, without prejudice to the last two preceding paragraphs, the receipt of any one of such persons for any interest or principal or other moneys payable on or in respect of such Stock shall be as effective a discharge to the Company as if the person signing such receipt were the sole registered holder of such Stock.

13 IF any Certificate for the Stock be worn out or defaced then, upon production thereof to the Directors, they may cancel the same and may issue a new Certificate in lieu thereof and if any such Certificate be lost or destroyed then, upon proof thereof to the satisfaction of the Directors and on such terms as to evidence and indemnity and the payment of exceptional out-of-pocket expenses of the Company in investigating evidence as the Directors may deem adequate being given, a new Certificate in lieu thereof may be given to the persons entitled to such lost or

destroyed Certificate. An entry as to the issue of the new Certificate and indemnity (if any) shall be made in the register. Save as aforesaid no charge shall be made by the Company in respect of any new Certificate issued under this paragraph.

14 ANY notice required to be given to the Company or the Trustee hereunder may be given by registered or recorded delivery letter addressed (in the case of notice to the Company) to the Company at the registered office for the time being of the Company marked for the attention of the Company Secretary and (in the case of notice to the Trustee) to the Trustee at the registered office for the time being of the Trustee.

15 ANY notice or other document (including a Stock Certificate) may be given to or served on any Stockholder either personally or by sending the same by post or delivering it in a prepaid envelope addressed to him at his registered address or, (if he desires that notices shall be sent to some other person or address), to the person at the address supplied by him to the Company for the giving of notice to him. In the case of joint registered holders of any Stock a notice given to or served on the Stockholder whose name stands first in the register in respect of such Stock shall be sufficient notice to or service on all the joint holders.

16 ANY notice given or document served by post shall, if posted by first class post, be deemed to have been given or served on the day following that on which the same was posted or, if posted by second-class post, on the third day following that on which the same was posted and in proving such giving or service it shall be sufficient to prove that the envelope or wrapper containing the notice or document or the notice or document itself was properly addressed stamped and posted. Any notice given or document served by delivery otherwise than by post shall be deemed to have been given or served at the time it is delivered to the address hereinbefore specified.

THE THIRD SCHEDULE

Provisions as to Meetings

1 THE Trustee or the Company respectively may and the Trustee (subject to being indemnified to its satisfaction against all costs and expenses thereby occasioned) shall at the request in writing of the persons holding not less than one-tenth of the nominal value of the Stock for the time being outstanding convene a meeting of the Stockholders. Such meeting shall be held at such place as the Trustee shall determine or approve.

2 AT least twenty-one days' notice (exclusive of the day on which the notice is served or deemed to be served and of the day for which the notice is given) of every meeting shall be given to the Stockholders. The notice shall specify the place day and hour of meeting and the terms of the resolutions to be proposed. A copy of the notice shall be sent by post to the Trustee unless the meeting shall be convened by the Trustee and to the Company unless the meeting shall be convened by the Company. The accidental omission to give notice to or the non-receipt of notice by any of the Stockholders shall not invalidate the proceedings at any meeting. A Stockholder whose address on the register is not within the United Kingdom shall not be entitled to receive notice of any meeting unless he shall have given to the Company an address within the United Kingdom to which notices are to be sent.

3 SUBJECT to the provisions of paragraph 4 hereof with regard to adjourned meetings the quorum at any meeting shall be two or more persons holding or representing in the aggregate a clear majority in nominal amount of the Stock for the time being outstanding. No business shall be transacted at any meeting (other than the choosing of a Chairman) unless the requisite quorum is present at the commencement of business.

4 IF within half an hour from the time appointed for the meeting a quorum is not present the meeting if convened upon the requisition of Stockholders shall be dissolved. In any other case it shall stand adjourned to such day and time not being less than seven days or more than twenty-eight days thereafter and to such place as may be appointed by the Chairman and at such adjourned meeting any Stockholder or Stockholders present in person or by proxy whatever the nominal amount of the Stock held by them shall be a quorum. At least seven days' notice of any adjourned meeting of Stockholders shall be given in the same manner mutatis mutandis as for an original meeting and such notice shall state that any Stockholders present in person or by proxy at the adjourned meeting whatever the amount of Stock held by them will form a quorum.

5 SOME person (who may but need not be a Stockholder) nominated in writing by the Trustee shall preside at every meeting and if no such person is nominated or if at any meeting the person nominated shall not be present within fifteen minutes after the time appointed for holding the meeting the Stockholders present shall choose one of their number to be Chairman. The Trustee and its solicitors and any director or officer of a corporation being a trustee of these presents and any Director and the Secretary and solicitors of the Company and any other person authorised in that behalf by the Company may attend and speak at any meeting.

6 THE Chairman may with the consent of (and shall if directed by) any meeting at which a quorum is present adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Subject as provided in paragraph 4 of this Schedule it shall not be necessary to give notice to Stockholders of an adjourned meeting.

7 AT any meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman, or by one or more Stockholders present in person or by proxy and holding or representing in the aggregate not less than one-twentieth of the nominal value of the Stock for the time being outstanding. Unless a poll is so demanded a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. If a poll is duly demanded it shall be taken in such manner as the Chairman may direct and the result of such a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

8 IN the case of an equality of votes whether on a show of hands or on a poll the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to the votes (if any) to which he may be entitled as a Stockholder or as a proxy.

9 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such time (not being more than thirty days from the date of the meeting) and place as the Chairman may direct at the meeting. No notice need be given of a poll not taken immediately.

10 THE demand for a poll other than a poll for the closing of the meeting shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. The demand for a poll may be withdrawn.

11 AT any meeting on a show of hands every Stockholder who (being an individual) is present in person or (being a corporation) is present by its duly authorised representative shall have one vote. On a poll every Stockholder who is present in person or by proxy shall have one vote in respect of each £1 of the Stock held by him.

12 IN the case of joint registered holders of Stock the vote of a senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of Stockholders in respect of the joint holding.

13 ON a poll votes may be given either personally or by proxy and a Stockholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

14 THE instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation either under its common seal or under the hand of a duly authorised officer or attorney.

15 A person appointed to act as a proxy need not be a Stockholder.

16 THE instrument appointing a proxy and (if required by the Company or the Trustee) the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority shall be deposited at such place or places as the Trustee or the Company with the approval of the Trustee may in the notice convening the meeting direct or if no such place is appointed then at the registered office for the time being of the Company not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll held twenty-four hours or more after the time appointed for the meeting or adjourned meeting not less than twenty-four hours before the time appointed for the taking of the poll) at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution.

17 AN instrument of proxy may be in the usual common form or in such other form as the Trustee may approve. The proxy shall be deemed to include the right to demand or join in demanding a poll. An instrument of proxy shall unless the contrary is stated thereon be valid as well for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed.

18 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death insanity or revocation shall have been received at the registered office for the time being of the Company at least two hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the proxy is used.

19 ANY company or corporation which is a registered holder of any of the Stock may by resolution of its directors or other governing body authorise any person to act as its representative at any meeting of the Stockholders and such representative shall be entitled to exercise the same powers on behalf of the company or corporation which he represents as if he were the registered holder of the Stock.

20 A meeting of the Stockholders shall in addition to all other powers have the following powers exercisable by Extraordinary Resolution:

(A) power to sanction any scheme of arrangement or any scheme for the reconstruction of the Company or any Guarantor Subsidiary or its amalgamation with any other company;

(B) power to sanction the exchange of the Stock for or the conversion of the Stock into shares stock debentures debenture stock or other obligations or securities of the Company or any other company formed or to be formed;

(C) power to sanction any modification or compromise or any arrangement in respect of the rights of the Stockholders against the Company or any Guarantor Subsidiary whether such rights shall arise under these presents or the Stock Certificates or otherwise;

(D) power to assent to any modification of the Conditions to which the Stock is subject and/or of the provisions contained in these presents proposed or agreed to by the Company and to authorise the Trustee to concur in and execute any supplemental trust deed embodying any such modification;

(E) power to sanction the release of the Company or any Guarantor Subsidiary from payment of all or any part of the principal moneys and interest owing upon the Stock and other moneys payable pursuant to these presents;

(F) power to appoint any persons (whether Stockholders or not) as a committee to represent the interest of the Stockholders and to confer upon such committee any powers or discretions which the Stockholders could themselves exercise;

(G) power to give any approval authority sanction direction or request which under any of the provisions of these presents is required to be given by Extraordinary Resolution;

(H) power to approve a person to be appointed a trustee of these presents;

(I) power to discharge or exonerate the Trustee from any or all liability in respect of any act of commission or omission for which it may have become responsible under these presents.

21 AN Extraordinary Resolution passed at a meeting of the Stockholders duly convened and held in accordance with these presents shall be binding upon all the Stockholders whether or not present at the meeting and each of the Stockholders shall be bound to give effect thereto accordingly.

22 THE expression "**Extraordinary Resolution**" when used in these presents means a resolution passed at a meeting of the Stockholders duly convened and held in accordance with the provisions herein contained and carried by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll be duly demanded then by a majority consisting of not less than three-fourths of the votes given on such poll.

23 A Resolution in writing signed by or on behalf of all the Stockholders who for the time being are entitled to receive notice of a meeting in accordance with the provisions herein contained shall for all purposes be as valid and effectual as an Extraordinary Resolution passed at a meeting of such Stockholders duly convened and held in accordance with the provisions herein contained. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the Stockholders.

24 IF the Company shall have issued and have outstanding any Further Stock which is not identical and does not form a single series with the Original Stock any part of

the Stock which is in all respects identical shall be deemed to constitute a class of the Stock and the foregoing provisions of this Schedule shall have effect subject to the following modifications:

(i) a resolution which in the opinion of the Trustee affects one class only of the Stock shall be deemed to have been duly passed if passed at a separate meeting of the holders of the Stock of that class;

(ii) a resolution which in the opinion of the Trustee affects all or any two or more classes of the Stock but does not give rise to a conflict of interests between the holders of the Stock of any of the classes so affected shall be deemed to have been duly passed if passed at a single meeting of the holders of all classes of the Stock so affected;

(iii) a resolution which in the opinion of the Trustee affects more than one class of the Stock and gives or may give rise to a conflict of interests between the holders of the Stock of any of the classes so affected shall be deemed to have been duly passed only if in lieu of being passed at a single meeting of the Stockholders it shall be passed at separate meetings of the holders of the Stock of each class so affected;

(iv) all the preceding provisions of this Schedule shall mutatis mutandis apply to all such meetings as aforesaid as though references therein to Stock and Stockholders were references to the Stock of the class in question and to the holders of such Stock respectively.

25 MINUTES of all resolutions and proceedings at every meeting shall be made and duly entered in books to be from time to time provided or approved by the Trustee and any such minute as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings had or by the Chairman of the next succeeding meeting of Stockholders shall be conclusive evidence of the matters therein stated and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to have been duly passed and had.

THE FOURTH SCHEDULE

Form of Put Notice

TESCO PLC

(Incorporated under the Companies Act, 1929
Registered Number 445790)

£125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006 (the "**Stock**")

To: Tesco PLC
[address]

Date: [ ]

Dear Sirs

Trust Deed (the "Trust Deed") dated 1 September 1986 as modified on [ ] 2001 between Axa Insurance plc (formerly called Guardian Royal Exchange Assurance plc) (the "Trustee") and Tesco PLC (the "Company")

I/We hereby exercise my/our option under Clause 5 of the Trust Deed to require the Company to purchase £[specify nominal amount] of the Stock in respect of which I am/we are the registered holder and accordingly deliver to you my/our Stock Certificate(s) in respect of such Stock.

Yours faithfully

By:...

Print Name: ....

IN WITNESS WHEREOF the parties hereto have caused this First Supplemental Trust Deed to be executed as a deed on the date first above written.

EXECUTION

The Company

EXECUTED as a deed by)
TESCO PLC acting by)
two of its directors or)
one director and its secretary)

P. Clarke

....
Director

R. S. Ager

....
Director/Secretary

The Trustee

EXECUTED as a deed by)
AXA INSURANCE PLC)
acting by its attorney, **CAPITA**)
IRG TRUSTEES LIMITED,)
under a Power of Attorney dated)
6th February 2001 between Axa)
Insurance PLC and Capita IRG)
Trustees Limited (then called)
IRG Trustees Limited))

P. Hills

....
For and on behalf of
CAPITA IRG TRUSTEES LIMITED

END OF DOCUMENT

If you are in any doubt about the action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986.

If you have sold all or any of your ordinary shares in TESCO PLC prior to 26 September 2001, you are advised to contact the stockbroker or other person through whom the sale or transfer was effected for advice on how to deal with the enclosed Scrip Dividend booklet and Form of Mandate.

TESCO PLC

(Registered in England No. 445790)

Directors:
J. A. Gardiner *(Chairman)*
R. S. Ager
C. L. Allen
P. A. Clarke
Dr. H. Einsmann
J. Gildersleeve
A. T. Higginson
T. P. Leahy
T. J. R. Mason
J. Melbourn, C.B.E
V. Morali
G. F. Pimlott
D. T. Potts
D. E. Reid, C.A.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

12 October 2001

Dear Shareholder,

Scrip Dividend Option

As you may know, the Company operates a scrip dividend scheme. Under the rules of the scheme all shareholders (and participants in the Company's employee profit sharing scheme) who have not already done so may elect to receive the interim dividend of 1.67p per share proposed by the board and all future dividends in the form of new shares in the Company. Shareholders who wish to do so may complete and lodge the enclosed Form of Mandate with Lloyds TSB Registrars. All mandates lodged will remain in force until the mandate is cancelled in writing by the shareholder (see question 16 in the Scrip Dividend booklet).

The scrip dividend option enables shareholders to increase their shareholdings in the Company without incurring dealing costs or stamp duty, while allowing the Company to retain cash in the business which would otherwise be paid as a dividend. The total cost of the interim dividend if paid wholly in cash would be 116.27 million.

Further details of the scrip dividend scheme can be found in the Scrip Dividend booklet and the Interim Report. A non-exhaustive outline of the tax consequences for most UK resident shareholders appears in the Scrip Dividend booklet. **The Scrip Dividend booklet should be retained for future reference.**

The following sets out the action which will be required depending on whether or not you wish to give a scrip dividend mandate:

- **To receive your maximum entitlement to new shares in respect of the interim dividend and future dividends** – Complete, sign and return your form of mandate so as to be received no later than 3.00 pm on 5 November 2001.
- **To receive your cash dividend in the usual way** – Take no further action.
- **In respect of nominee shareholders only, to receive your interim dividend and future dividends as a combination of cash and new shares** – Enter the number of shares on the Form of Mandate in accordance with the instruction on the form and sign and return it so as to be received no later than 3.00 pm on 5 November 2001.

Yours faithfully

J. A. Gardiner
Chairman

THIS DOCUMENT MUST BE RETAINED.

THIS BOOKLET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986.

TESCO PLC

(Registered in England No. 445790)

SCRIP DIVIDEND SCHEME

New shares instead of cash dividends

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

October 2001

1. What is the scrip dividend scheme?

It enables you to receive ordinary shares of 5p each ("new shares") instead of cash dividends. The scheme applies to both interim and final dividends and enables you to increase your holding in TESCO PLC ("the Company") without incurring dealing costs or stamp duty. At the same time, the company retains cash in the business which would otherwise be paid as a dividend.

2. Who can join the scheme?

All UK shareholders can join the scheme. For details regarding overseas shareholders, please see the answer to question 11.

The scheme is also open to participants in the Company's employee profit sharing scheme, whose shares are held in trust. For further details, please see the answer to question 10.

3. How do I join the scheme?

Please complete the enclosed Form of Mandate and return it to Lloyds TSB Registrars. No acknowledgement will be issued.

Your Form of Mandate will remain in force for all future dividends until cancelled by you in writing. For further details see the answer to question 16.

Forms of Mandate must be received by Lloyds TSB Registrars at least 20 working days before the dividend payment date to be eligible for that dividend. Forms of Mandate received after that will be applied in time for the next dividend.

4. How many new shares will I receive?

The number of new shares you will receive for each dividend will depend on:

(a) the amount of the cash dividend;

(b) the number of ordinary shares registered in your name or held on your behalf by the trustees of the Company's employee profit sharing scheme at the record date for the dividend; and

(c) the price to be used in calculating your new share entitlement (the "calculation price"). This will be the average of the middle market quotations of an ordinary share, derived from the London Stock Exchange Daily Official List, for the five business days starting on the day the ordinary shares are first quoted ex-dividend.

Fractions of new shares will not be issued and any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

For example only;

- The cash dividend is 3.50p per ordinary share.
- You hold 1000 ordinary shares and take new shares instead of the cash dividend.
- The calculation price is £2.48.

Value of your cash dividend 1000 x 3.50p = £35.00.

Number of new shares £35.00 ÷ £2.48 = 14.11

Rounded down to 14 new shares.

Value of new shares 14 x £2.48 = £34.72

In this case a cash balance of 28 pence would be carried forward to the next dividend payment (See question 6.)

You will receive a statement with your share certificate showing the number of new shares you have received instead of the cash dividend and any cash balance carried forward to the next dividend payment. The statement will also contain details of the calculation price and the notional tax credit, which you will need for your tax return. If you wish to know the calculation price before this, please contact Lloyds TSB Registrars. (See Question 18.)

If on any occasion your cash dividend entitlement, together with any cash balance brought forward, is insufficient to acquire at least one new share, you will receive a statement explaining that no new shares have been issued to you and showing how much cash balance has been carried forward to the next dividend.

6. What will you do with the cash balance?

When working out your new share entitlement, it is unlikely that the calculation will give rise to an exact number of new shares. As fractions of new shares cannot be issued, an entitlement to their cash value ("the cash balance") will be carried forward, without interest, and included in the calculation for your next dividend.

If you withdraw from the scheme or sell or transfer your entire holding of ordinary shares, or if the Company terminates the scheme or if (being the sole shareholder) you die, become bankrupt, go into liquidation or suffer from mental incapacity, any cash balance held will be paid to you or the person entitled as soon as reasonably practicable.

7. When will I receive my share certificate?

Subject to the new shares being admitted to the official list of the London Stock Exchange, share certificates will be posted, at your risk, on or about the same day as dividend warrants are posted to those shareholders who are taking the dividend in cash. In the unlikely event that the new shares are not admitted to the official list, the dividends for shareholders who have chosen to receive new shares will be paid in cash as soon as reasonably practicable.

When issued, the new shares will be exactly like the existing ordinary shares and will qualify for all future dividends.

8. Does the scheme apply to shares in joint names?

Yes, but all joint shareholders should sign the Form of Mandate. You should complete a Form of Mandate for each separate holding. For example, if you have a holding in your name only and a joint holding with another person, two Forms of Mandate should be completed.

9. Can I complete a Form of Mandate for part of my holding?

No. Forms of Mandate will not be accepted for part of a shareholding. The Form of Mandate applies to the full number of ordinary shares registered in your name at any time.

Notwithstanding this, the Company may at its discretion permit a shareholder to complete a Form of Mandate in respect of a lesser number of ordinary shares than the full shareholding where that shareholder (a nominee shareholder) is acting on behalf of more than one beneficial owner so that the Form of Mandate is completed on behalf of one or more beneficial owners but not others. Any such completion in respect of part of a shareholding will continue to apply to the number of ordinary shares specified until it is altered or cancelled. A cash dividend will automatically be paid on any ordinary shares which are not specified in a Form of Mandate.

10. Can participants in the Company's employee profit sharing scheme join this scheme?

Yes. If you have shares which are held on your behalf by the trustees of the Company's employee profit sharing scheme, you may participate in the scrip dividend scheme. You will need to complete the Form of Mandate in respect of the employee profit sharing scheme with the instruction to the trustee of the scheme.

11. Can overseas shareholders join the scheme?

Yes. However, it is the responsibility of any person outside the United Kingdom wishing to receive new shares to ensure that an election to receive such new shares can validly be made without any further obligation on the part of the Company, and to satisfy himself or herself as to full observance of the laws of the relevant territory, including complying with any regulatory or legal procedures which may be required and observing all other necessary formalities. The scrip dividend scheme is not being offered to holders of American Depositary Receipts. They will receive their dividends in cash.

12. What happens if I buy more shares after I have completed a Form of Mandate?

Any extra shares which you buy, and which are registered in your name prior to a particular record date, will be covered by the Form of Mandate you have completed and you will receive new shares instead of cash dividends on your entire holding.

If you are a participant in the Company's employee profit sharing scheme this will also apply to any additional shares appropriated to you under the terms of the scheme.

13. What happens if I sell part of my holding?

The scheme will apply to your remaining ordinary shares or any shares held on your behalf by the trustee of the Company's employee profit sharing scheme.

14. What happens if I have more than one holding?

If your ordinary shares are registered in more than one holding and you want to receive new shares instead of cash dividends, you should complete a separate Form of Mandate for each holding. If you wish, you may at any time ask Lloyds TSB Registrars to combine your holdings.

15. What are the tax effects?

The tax effect of taking new shares will depend on individual circumstances. Explanatory notes are given on page 4.

If you are not sure how you will be affected, it is recommended that you consult your professional adviser.

16. Can I cancel my instructions?

You may cancel your instructions at any time by writing to Lloyds TSB Registrars. For a cancellation to be effective for a dividend, it must be received at least 20 working days before the payment date for that dividend. If it is received after that date, it will apply to all subsequent dividends.

Instructions will be regarded as cancelled for any ordinary shares which a shareholder sells or otherwise transfers to another person. This will take effect from registration of the transfer.

Instructions will be cancelled immediately on notice of death, bankruptcy or insanity of a shareholder.

17. Can the Company cancel the scheme?

The scrip dividend scheme may be amended, suspended or terminated at the discretion of the directors, in which case shareholders will normally be advised. In the case of an amendment, your instructions will remain valid under the amended terms unless Lloyds TSB Registrars are notified in writing to the contrary

To protect shareholders participating in the scheme, Forms of Mandate may be cancelled or suspended respectively by your directors at their sole discretion if 20 working days prior to the dividend payment date the price of an ordinary share has fallen 15 per cent or more below the calculation price used to determine shareholders' scrip dividend entitlements. In that event, and if the directors cancel or suspend Forms of Mandate, shareholders will receive the cash dividend in the usual way as soon as practicable.

18. What do I do if I have any questions?

Please write to Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA.

If you wish to know the calculation price please call the recorded information helpline on 01903 854300.

If you have any other enquiries concerning the scheme please call the Share Dividend Team helpline on 0870 241 3018.

If you wish to receive dividends in cash in the usual way you need take no action and may disregard this booklet.

The Company has been advised that, under current United Kingdom legislation, the taxation consequences for shareholders electing to receive new shares instead of a cash dividend will, broadly, be as follows. This summary only relates to the position of shareholders resident in the United Kingdom for taxation purposes who hold their shares as an investment. The precise taxation consequences for a particular shareholder will depend on that shareholder's individual circumstances.

This summary of the taxation treatment is not exhaustive. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

Individuals

Where individuals elect to receive new shares in place of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent. is equal to the "cash equivalent of the new shares". The cash equivalent of the new shares will be the amount of the cash dividend foregone unless the market value of the new shares on the first day of dealings on the London Stock Exchange ("the opening value") differs substantially (i.e. by 15 per cent. or more either way according to current Inland Revenue practice) from the cash dividend foregone in which case the opening value will be treated as the cash equivalent of the new shares for taxation purposes.

Individuals who (after having taken into account their receipt of new shares) pay income tax at the starting rate of 10 per cent. or the basic rate of 22 per cent. only will have no further liability to income tax in respect of the new shares received. Individuals who are otherwise subject to income tax at the higher rate of 40 per cent. will be liable to pay tax at the reduced rate of 32.5 per cent. on the gross income which they are treated as having received. For example, if the cash equivalent of the new shares received is £80, the individual will be treated as having received gross income of £88.88 and as having paid income tax of £8.88 on that gross amount. The higher rate tax payer will be liable to pay additional tax of £20 (the difference between £28.88 and the £8.88 treated as having been paid). Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For non tax paying individuals, with effect from 6 April 1999 (subject to the following paragraph applying), no tax repayment claim may be made on either a cash dividend or in respect of new shares taken.

Individuals who receive a dividend in cash and hold their shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) will be able to reclaim all or part of the income tax at the rate of 10 per cent. which they are treated as having paid. No such repayment claim can be made to the extent that the individual has elected to receive new shares instead of the cash dividend. **Therefore such individuals should consider their position carefully before electing to receive new shares.**

For capital gains tax purposes, if an election to receive new shares instead of a cash dividend is made, then the "cash equivalent of the new shares" (as described above) will be treated as being the base cost for the new shares. The new shares will be treated as having been acquired as a separate acquisition from the existing shares and taper relief will only be available in respect of the base cost for the new shares from the date those shares are acquired.

Trustees

This section assumes, as is likely to be the case, that shares received by trustees if they elect to receive the scrip dividend will be income in the hands of the trustees for trust law purposes. Where trustees who are liable to pay the additional rate of income tax of 34 per cent. elect to receive the scrip dividend, the same "grossing-up" procedure as outlined above for individuals will apply, so that for the purposes of computing the additional tax payable, the trustees will be treated as receiving the grossed up amount of the cash equivalent of the new shares and a non-reclaimable tax credit equal to 10 per cent. of the grossed up amount and they will be liable to pay tax at the reduced rate of 25 per cent. on the gross income which they are treated as having received. Accordingly, such trustees will be liable to pay additional tax at the rate of 15 per cent. of the gross income which they are treated as having received. Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For such trustees the capital gains tax treatment of the new shares will be the same as that for individuals (see above).

The position in relation to an interest in possession trust is understood to be as follows but trustees of any such trust should consult their professional adviser regarding the tax position before taking any action. If the trustees elect to receive new shares instead of a cash dividend, they will not be subject to income tax on these new shares. The individual beneficiary with an interest in possession will be beneficially entitled to the new shares and will be subject to income tax on them in the way outlined above. The capital gains tax position in these circumstances will be that the new shares will not form part of the trustees existing holding but will be treated as a new holding acquired by the relevant beneficiary for an amount equal to the cash equivalent of the new shares (as defined above).

Companies

A corporate shareholder is not generally liable to corporation tax on cash dividends and will not be charged to corporation tax on new shares received instead of a cash dividend. For the purpose of corporation tax on chargeable gains, no consideration will be treated as having been given for the new shares which will be treated as having been acquired when the existing shares in the enlarged holding were acquired.

Pension funds

Where pension funds elect to receive the scrip dividend no tax credit will attach to the new shares. Pension funds would not be able to claim repayment of the tax credit on the equivalent cash dividend

Printed by: Burrups, a St Ives Company 86450841606?

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986. If you have sold all your ordinary shares in Tesco PLC please pass this document, together with the enclosed proxy form to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No 445790)

Directors:
J A Gardiner *(Chairman)*
R S Ager
C L Allen
P A Clarke
Dr H Einsmann
J Gildersleeve
A T Higginson
T P Leahy
T J R Mason
J Melbourn C.B.E.
V Morali
G F Pimlott
D T Potts
[illegible] Reid C.A.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts EN8 9SL

12 October 2001

Dear Shareholder

Savings-Related Share Option Scheme

The Company introduced the savings-related share option scheme (1981) for a term of ten years in 1981. This scheme was then renewed for a further ten years from 1991. Under the scheme, options to subscribe for ordinary shares of 5p each in the Company are currently offered to each employee of the group who has completed at least one year's continuous service. On exercise of an option, the option exercise price is paid out of the proceeds of a linked savings contract. Under the scheme, the majority of staff have the opportunity to acquire shares in the Company in a tax efficient manner.

The scheme has encouraged employees to identify more closely with the group's financial performance and plays an important part in enabling the group to recruit and retain staff. Accordingly, by the resolution set out in the notice convening the Extraordinary General Meeting it is proposed to approve the renewal of the Scheme for a further ten years in similar form with some minor updating changes. In addition, it is also proposed by this resolution to seek shareholder approval for the establishment of new overseas schemes based on the existing Tesco PLC savings-related share option scheme (1981) for the benefit of employees outside the UK, but modified to take account of local tax, exchange controls or securities laws. The overseas schemes will have the equivalent maximum entitlement for any one participant and the same basis for determining the option price. In addition, the limit on the number of ordinary shares which may be made available under the UK scheme will apply jointly to all equivalent schemes, including the overseas schemes.

The principal terms of the Tesco savings-related share option scheme (1981) as proposed to be renewed are described in the appendix. Full copies of the rules of the scheme as proposed to be amended will be available for inspection at the Company's registered office and at the offices of Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA during normal business hours until the close of the Extraordinary General Meeting, and at the place of the meeting from 8.45 am until the conclusion of the meeting.

Action to be taken

Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's Registrars, Lloyds TSB Registrars, PO Box 699, Worthing, West Sussex, BN99 6YY as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Extraordinary General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your Directors are of the opinion that the resolution to be proposed at the Extraordinary General Meeting is in the best interests of the Company and recommend you to vote in favour as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully

J. A. Gardiner

The principal terms of the Tesco PLC Savings-Related Share Option Scheme (1981) as proposed to be amended (and which will be reflected in the rules of any similar overseas Scheme) are as follows:

Eligibility

All employees of participating companies of the group who have been employed for a qualifying period determined by the Directors not exceeding four years and who are subject to Case 1 of Schedule E are eligible to participate in the Scheme. The Directors have discretion to offer participation to other employees.

Savings contract

Participants enter into three year or five year savings contracts with an approved savings authority for the purposes of the Scheme to make 36 or, as the case may be, 60 monthly contributions of not less than £5 nor (when aggregated with savings made under any other savings-related share option schemes) more than £250 per month (or such greater amount as may be permitted under the relevant legislation). The Directors may determine whether to offer three year and/or five year contracts. Options may only be exercised, if permissible under the Scheme rules, with the available proceeds of the savings contract.

Option price

The price per ordinary share at which options may be exercised will not be less than the greater of 80 per cent of the middle-market price averaged over the 3 dealing days immediately preceding the date of invitation to apply for an option as derived from the Daily Official List of the London Stock Exchange and, in the case of an option to subscribe, the nominal value of an ordinary share.

Grant of options

Each option is granted over the largest number of ordinary shares for which the aggregate option price does not exceed the total proceeds payable on maturity of the savings contract. Invitations to apply for options may normally only be made within 42 days of the renewal of the scheme and thereafter within 42 days of the announcement by the Company of its interim or final results each year. Invitations may be made outside these periods if the Directors consider that there are sufficiently exceptional circumstances to justify the issue of invitations at that time. Options are granted for nil consideration.

Exercise of options

In normal circumstances, options may only be exercised within six months of the bonus becoming payable under the savings contract (normally the third anniversary of the commencement of a three year savings contract and the fifth anniversary of the commencement of a five year savings contract). An option will normally lapse if the participant ceases to be an employee of the group. Where, however, a participant ceases to be an employee by reason of injury, disability, redundancy, retirement or a disposal of the company or business in which he works, or voluntarily ceases to be an employee more than three years after the grant of the option, he will have six months from the date of leaving within which to exercise his option. Options may also be exercised on a participant attaining age 60 even though he continues in employment.

If a participant dies, the option may be exercised within 12 months after his death or, if he dies during the six month period after the bonus under the savings contract becoming payable, within 12 months of the bonus becoming payable. In the event of a takeover, reconstruction, amalgamation or voluntary winding-up of the Company, options may within the specified period after the relevant event, be exercised, or in certain circumstances exchanged for options over shares in the acquiring company or a company associated with the acquiring company.

Pensionability

Benefits under the Scheme are not pensionable.

Terms of options and issue of ordinary shares

Options are neither transferable nor assignable. As soon as practicable after the exercise of an option, the appropriate number of ordinary shares will be allotted and issued or transferred to the optionholder and the Company will apply to the London Stock Exchange for a listing of such new issue shares. Ordinary shares allotted will rank equally with all other ordinary shares of the Company in issue on the date of exercise of the option.

Repayment of savings

When repayment is due under the savings contract, the participant may either exercise his option in whole or part or simply take the cash payment. A participant may withdraw the proceeds of his savings contract earlier, but if he does so before the option is exercisable, the option will lapse.

Variation of capital

In the event of a variation of share capital arising from a capitalisation issue or rights issue or any consolidation, sub-division or reduction of capital of the Company the number and option price of ordinary shares subject to options may be subject to adjustment in such manner as the Directors may determine provided that the auditors of the Company confirm in writing that the proposed adjustment is in their opinion fair and reasonable, and the prior approval of the Inland Revenue is obtained.

The Directors may make amendments to the terms of the Scheme. No alteration to the advantage of participants may be made to provisions relating to the persons to whom options may be granted, the limits on the total number of ordinary shares over which options may be granted, the limits on the total number of options which may be granted to any participant, the adjustments to be made in the event of a variation of share capital and the periods or circumstances in which options may be exercised without the prior approval of shareholders. No amendment may be made without the approval of the Board of Inland Revenue.

No option may be granted after July 2011.

Limits on share capital

In any ten year period the number of unissued ordinary shares placed under option under the Scheme and any other share option schemes of the Company and issued pursuant to any other employees' share schemes of the Company (other than any share option scheme) shall not exceed in aggregate 10% of the Company's issued ordinary share capital.

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Tesco PLC will be held at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL on 29 October 2001 at 9.00 am for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

THAT:

(a) subject to the approval of the Board of Inland Revenue, the Directors be authorised to renew the Tesco PLC Savings-Related Share Option Scheme (1981) with amendments ("Savings Scheme") in the form produced to the meeting and signed by the chairman for the purposes of identification and the Directors be authorised to do all acts and things they consider necessary to carry the amendments into effect including making such further modifications to the rules as are necessary to ensure the approval of the Savings Scheme by the Board of Inland Revenue; and

(b) the Directors be authorised to establish schemes based on the Savings Scheme for the benefit of employees outside the United Kingdom subject to such modifications as may be necessary or desirable to take account of overseas tax, exchange controls or securities rules provided that any ordinary shares made available under such further schemes are treated as counting against any limits on individual or overall participation in the Savings Scheme.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL

BY ORDER OF THE BOARD
R S Ager
Secretary

12 October 2001

Notes:

1 Any member of the Company who is entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power or authority, must be received by Lloyds TSB Registrars not less than 48 hours before the time fixed for the meeting.

2 A copy of the rules of the Tesco Savings-Related Share Option Scheme (1981) with amendments as proposed to be renewed will be available for inspection at the Company's Registered Office and at the offices of Berwin Leighton Paisner, Adelaide House, London Bridge, London EC4R 9HA during normal business hours (Saturdays and public holidays excepted) from 12 October 2001 until the close of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting from 8.45 am until the conclusion of the meeting.

Printed by Burrups, a St Ives Company 8646184/6067

PERFECT INFORMATION

END OF DOCUMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser. If you have sold or transferred all your ordinary shares in the Company this document should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors:
J. A. Gardiner *(Chairman)*
R. S. Ager
C. L. Allen
R. F. Chase
P. A. Clarke
Dr. H. Einsmann
J. Gildersleeve
A. T. Higginson
Sir Terry Leahy
T. J. R. Mason
V. Morali
G. F. Pimlott
D. T. Potts
D. E. Reid, C.A.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

4th October 2002

Dear Shareholder,

Scrip Dividend Option

Your directors have again decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 27th September 2002, other than certain overseas shareholders, the opportunity to receive the interim dividend of 1.87p per share in fully paid up shares in the Company instead of cash on the basis of one new share for every 108.66 ordinary shares in the Company registered in their names. This entitlement is based on a price of 203.2p per share being the average of the middle market quotation of a share, derived from the London Stock Exchange Daily Official List for the five business days starting on 25th September 2002. Fractions of shares will not be issued and any cash balance will be carried forward, without interest, and included in the calculation of the next dividend.

All shareholders have previously been invited to lodge a mandate to receive all dividends in respect of which a scrip dividend option is available (including the interim dividend) in the form of new shares in the Company. Those shareholders who have completed a mandate will automatically be allotted their entitlement to new shares in the Company. A shareholder who has not completed a mandate and wishes to receive the interim dividend and all future dividends in the form of new shares in the Company needs to complete and return a mandate (which must be in respect of that shareholder's entire holding) by 5.00 pm on 1st November 2002. (A copy of the scheme booklet and mandates can be obtained from the Company's registrars by telephoning 0870 600 3976).

All existing mandates will remain valid, unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the interim dividend it must be received by the Company's registrars no later than 5.00 pm on 1st November 2002.

Application will be made to the London Stock Exchange for admission of the new shares to the Official List. Share certificates for the new shares will be posted to shareholders with valid mandates, at their risk, on 28th November 2002. Those shareholders with holdings in uncertificated form will have their relevant stock account in CREST credited with new shares on 29th November 2002 which will, on issue, rank equally in all respects with the existing issued shares and will so rank for all subsequent dividends.

If all eligible shareholders were to elect to receive shares in respect of their entire shareholdings in lieu of the interim dividend, 64,602,430 new shares would be issued representing 0.92 per cent. of the issued share capital of the Company. The total cost of the interim dividend if paid wholly in cash would be £131.27 million.

Yours faithfully

J. A. Gardiner
Chairman

PERFECT INFORMATION

END OF DOCUMENT

PERFECT INFORMATION LTD
MICHAEL HOUSE
35 CHISWELL STREET
LONDON EC1Y 4SE

TELEPHONE 020 7892 4200
FAX: 020 7892 4201

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986. If you have sold all your ordinary shares in TESCO PLC prior to 18 April 2001 please pass this document, together with the enclosed proxy form and Form of Mandate or Advice of Entitlement to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors:
J. A. Gardiner *(Chairman)*
R. S. Ager
C. L. Allen
P. A. Clarke
Dr. H. Einsmann
J. Gildersleeve
A. T. Higginson
T. P. Leahy
T. J. R. Mason
J. Melbourn, C.B.E.
V. Morali
G. F. Pimlott
D. T. Potts
D. E. Reid, C.A.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

11 May 2001

Dear Shareholder,

Annual General Meeting

This year's Annual General Meeting is to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on 15 June 2001 at 11 a.m. The notice of the meeting is set out on pages 3 and 4. This letter explains the purpose of resolutions 10 to 14 and gives you details of the scrip dividend scheme in respect of the final dividend of 3.50p per share for the 52 weeks ended 24 February 2001 ("final dividend") and the scrip dividend scheme in respect of all future dividends.

Scrip Dividend Scheme

Your Directors have decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 20 April 2001, other than certain overseas shareholders, the opportunity to receive the final dividend in fully paid up new shares in the Company instead of cash on the basis of 1 new share for every 70.93 ordinary shares in the Company registered in their names. It is proposed by resolution 10 to extend the Directors' authority to make a similar offer in respect of any future dividend for any financial year of the Company ending on or before 28 February 2006.

The scrip dividend scheme will enable shareholders to increase their shareholdings in the Company without incurring dealing costs or stamp duty, while allowing the Company to retain cash in the business which would otherwise be paid as a dividend. The total cost of the final dividend if paid wholly in cash would be £242.65 million.

In order to simplify the scheme, shareholders who have not completed an existing scrip dividend mandate will be invited to lodge a mandate to receive all future dividends in respect of which a scrip dividend option is available (including the final dividend) in the form of new shares in the Company. The mandate will remain in force until the mandate is cancelled in writing by the shareholder (see Question 16). In future no prior Advice of Entitlement will be sent to shareholders. Those shareholders who have completed a mandate will receive a statement with their new share certificate (see Question 5).

In general shareholders will not be able to lodge a mandate to receive future dividends in a combination of new shares in the Company and cash. However, where a nominee holds shares in the Company on behalf of more than one beneficial owner the nominee may lodge a mandate on behalf of one or more beneficial owners but not others.

All existing mandates will remain valid, in respect of the final dividend (and all future dividends) unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the final dividend it must be received by the registrars no later than 5.00 p.m. on 4 June 2001.

Further details of the scrip dividend scheme and a non-exhaustive outline of the tax consequences for most UK resident shareholders in lodging a mandate to receive new shares in place of a cash dividend can be found on pages 5-8. For information on the dates in respect of the final dividend and the scrip dividend scheme with action to be taken please see the respective paragraphs under Timetable and Action on page 2. **This booklet should be retained by shareholders for future reference to the rules of the scrip dividend scheme.**

Share Capital

It is proposed by resolution 11 to extend the Directors' authority to allot up to 1,948 million shares in the Company, representing 28.1 per cent. of the issued share capital of the Company. This is the current authorised but unissued and uncommitted share capital of the Company. This authority will expire five years from the date on which the resolution is passed. Your Directors have no present intention of exercising this authority other than to satisfy mandates under the scrip dividend scheme.

It is proposed by resolution 12 to empower the Directors to allot equity securities for cash without first offering them to existing shareholders in proportion to their holdings, subject to certain limits which comply with the accepted guidelines. This resolution will enable your Directors, in appropriate circumstances, to allot for cash (other than in connection with a rights issue or open offer) equity securities with an aggregate nominal value of up to £17.33 million, representing approximately 5 per cent. of the issued equity share capital of the Company. It will replace the equivalent resolution passed at the last Annual General Meeting and will expire at the conclusion of next year's Annual General Meeting. This resolution is proposed so as to give your Directors flexibility to take advantage of business opportunities as they arise.

It is proposed by resolution 13 to extend the Company's authority to purchase its own shares at a price of not less than the par value of the shares and not more than 5 per cent. above the average of the middle-market quotations of the shares as derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority will be for the purchase of a maximum of 10 per cent. of the Company's issued share capital and will expire at the conclusion of next year's Annual General Meeting. Your Directors have no present intention of making such purchases but consider it prudent to have this ability so as to be able to act at short notice in appropriate circumstances. No purchases will be made unless the expected effect will be to increase earnings per share. Any shares so purchased will be treated as cancelled.

The total number of options to subscribe for equity shares outstanding at 18 April 2001 is 318,824,450. This represents 4.6 per cent of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of resolution 13, then the total number of options to subscribe for equity shares outstanding at that date would represent 5.1 per cent of the issued share capital as reduced following their repurchases. The Company has no outstanding warrants.

Alterations to Articles

It is proposed by resolution 14 to adopt new articles of association of the Company. Save for the two additional amendments referred to later in this paragraph, the new articles of association only differ from the current articles so as to facilitate the future use of electronic communications between the Company and its shareholders. The articles are also amended to facilitate the operation of the scrip dividend scheme and to expressly provide that any matter required to be done or authorised by the company secretary may be done by a deputy secretary.

Action to be taken

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's registrars, Lloyds TSB Registrars, P.O. Box 699, Worthing, West Sussex BN99 6YY, as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your Directors are of the opinion that all the resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours *faithfully*,

J. A. Gardiner
Chairman

Timetable

Ordinary shares quoted ex-dividend	- 18 April 2001
Record date for the final dividend	- 20 April 2001
Posting of Forms of Mandate and Advices of Entitlement	- 11 May 2001
Final time for receipt of Forms of Mandate	**- 5.00 p.m. on 4 June 2001**
Final time for cancellation of scrip dividend mandates	- 5.00 p.m. on 4 June 2001
AGM	- 15 June 2001
Dividend warrants (for payment on 29 June 2001) and share certificates posted	- 28 June 2001
New shares credited to CREST members	- 8.30 a.m. on 29 June 2001
First day of dealings in the new shares	- 29 June 2001

Action

- **To receive your maximum entitlement to new shares in respect of the final dividend and future dividends** - Complete, sign and return your Form of Mandate so as to be received no later than 5.00 p.m. on 4 June 2001. However, if you have previously completed a scrip dividend mandate which remains valid, you will have received an advice of entitlement and need take no further action.
- **To receive your cash dividend in the usual way** - Take no further action. However, if you have previously completed a scrip dividend mandate which remains valid, cancel your mandate prior to 5.00 p.m. on 4 June 2001.
- **In respect of nominee shareholders only, to receive your final dividend and future dividends as a combination of cash and new shares** - Enter the number of shares on the Form of Mandate in accordance with the instructions on the form and sign and return it so as to be received no later than 5.00 p.m. on 4 June 2001.

TESCO PLC

Notice of Annual General Meeting

Notice is hereby given of the Annual General Meeting of Tesco PLC to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 15 June 2001 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and accounts for the 52 weeks ended 24 February 2001.

2 To declare a final dividend on the ordinary share capital of the Company.

3 To re-elect Mr C. L. Allen as a director.

4 To re-elect Mr P. A. Clarke as a director.

5 To re-elect Dr H. Einsmann as a director.

6 To re-elect Mr G. F. Pimlott as a director.

7 To re-elect Mrs V. Morali as a director.

8 To reappoint PricewaterhouseCoopers as auditors to hold office until the conclusion of the next Annual General Meeting.

9 To authorise the Directors to fix the remuneration of the auditors.

To consider and if thought fit to pass the following resolutions as Ordinary Resolutions and Special Resolutions as specified.

Ordinary Resolutions (10 to 11)

10 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the Directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of the whole or any part of any dividends (including interim dividends) paid by the Directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2006, including the final dividend for the financial year ended on 24 February 2001; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the Directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly making such mandates in accordance with their respective entitlements.

11 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £97.4 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

Special Resolutions (12 to 14)

12 That:

(a) the Directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the Directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.33 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of the shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

13 That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 693.30 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

14 That new articles of association of the Company, in the draft form produced to the meeting and identified by the Chairman's signature, be adopted to replace the existing articles of association.

Registered Office:
Tesco House,
Delamare Road,
Cheshunt, Herts. EN8 9SL

By Order of the Board
R. S. Ager
Secretary
11 May 2001

Notes

1 Any member of the Company who is entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power or authority, must be received at the office of the Registrars of the Company not less than 48 hours before the time fixed for the Meeting.

2 Brief biographies of the directors seeking re-election appear in the Annual Review and Summary Financial Statement 2001.

3 Copies of all the Directors' service contracts with the Company or any of its subsidiaries and a register of interests of Directors and their families in the shares of the Company will be available for inspection at the Company's registered office during normal business hours (Saturdays and public holidays excepted) until 15 June 2001 and at the venue for the Annual General Meeting from 10.45 a.m. on 15 June 2001 until the conclusion of the Meeting.

THIS BOOKLET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986.

TESCO PLC

(Registered in England No. 445790)

SCRIP DIVIDEND SCHEME

New shares instead of cash dividends

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

11 May 2001

1. What is the scrip dividend scheme?

It enables you to receive ordinary shares of 5p each ("new shares") instead of cash dividends. The scheme applies to both interim and final dividends and enables you to increase your holding in TESCO PLC ("the Company") without incurring dealing costs or stamp duty. At the same time, the company retains cash in the business which would otherwise be paid as a dividend.

2. Who can join the scheme?

All UK shareholders can join the scheme. For details regarding overseas shareholders, please see the answer to question 11.

The scheme is also open to participants in the Company's employee profit sharing scheme, whose shares are held in trust. For further details, please see the answer to question 10.

3. How do I join the scheme?

Please complete the enclosed Form of Mandate and return it to Lloyds TSB Registrars. No acknowledgement will be issued.

Your Form of Mandate will remain in force for all future dividends until cancelled by you in writing. For further details see the answer to question 16.

Forms of Mandate must be received by Lloyds TSB Registrars at least 20 working days before the dividend payment date to be eligible for that dividend. Forms of Mandate received after that will be applied in time for the next dividend.

4. How many new shares will I receive?

The number of new shares you will receive for each dividend will depend on:

(a) the amount of the cash dividend;

(b) the number of ordinary shares registered in your name or held on your behalf by the trustees of the Company's employee profit sharing scheme at the record date for the dividend; and

(c) the price to be used in calculating your new share entitlement (the "calculation price"). This will be the average of the middle market quotations of an ordinary share, derived from the London Stock Exchange Daily Official List, for the five business days starting on the day the ordinary shares are first quoted ex-dividend.

Fractions of new shares will not be issued and any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

For example:

- The cash dividend is 3.50p per ordinary share.
- You hold 1000 ordinary shares and take new shares instead of the cash dividend.
- The calculation price is £2.48.

Value of your cash dividend 1000 x 3.50p = £35.00.

Number of new shares £35.00 ÷ £2.48 = 14.11

Rounded down to 14 new shares.

Value of new shares 14 x £2.48 = £34.72

In this case a cash balance of 28 pence would be carried forward to the next dividend payment. (See question 6.)

5. How will I know how many new shares I have received?

You will receive a statement with your share certificate showing the number of new shares you have received instead of the cash dividend and any cash balance carried forward to the next dividend payment. The statement will also contain details of the calculation price and the notional tax credit, which you will need for your tax return. If you wish to know the calculation price before this, please contact Lloyds TSB Registrars. (See Question 18.)

If on any occasion your cash dividend entitlement, together with any cash balance brought forward, is insufficient to acquire at least one new share, you will receive a statement explaining that no new shares have been issued to you and showing how much cash balance has been carried forward to the next dividend.

6. What will you do with the cash balance?

When working out your new share entitlement, it is unlikely that the calculation will give rise to an exact number of new shares. As fractions of new shares cannot be issued, an entitlement to their cash value ("the cash balance") will be carried forward, without interest, and included in the calculation for your next dividend.

If you withdraw from the scheme or sell or transfer your entire holding of ordinary shares, or if the Company terminates the scheme or if (being the sole shareholder) you die, become bankrupt, go into liquidation or suffer from mental incapacity, any cash balance held will be paid to you or the person entitled as soon as reasonably practicable.

7. When will I receive my share certificate?

Subject to the new shares being admitted to the official list of the London Stock Exchange, share certificates will be posted, at your risk, on or about the same day as dividend warrants are posted to those shareholders who are taking the dividend in cash. In the unlikely event that the new shares are not admitted to the official list, the dividends for shareholders who have chosen to receive new shares will be paid in cash as soon as reasonably practicable.

When issued, the new shares will be exactly like the existing ordinary shares and will qualify for all future dividends.

8. Does the scheme apply to shares in joint names?

Yes, but all joint shareholders should sign the Form of Mandate. You should complete a Form of Mandate for each separate holding. For example, if you have a holding in your name only and a joint holding with another person, two Forms of Mandate should be completed.

9. Can I complete a Form of Mandate for part of my holding?

No. Forms of Mandate will not be accepted for part of a shareholding. The Form of Mandate applies to the full number of ordinary shares registered in your name at any time.

Notwithstanding this, the Company may at its discretion permit a shareholder to complete a Form of Mandate in respect of a lesser number of ordinary shares than the full shareholding where that shareholder (a nominee shareholder) is acting on behalf of more than one beneficial owner so that the Form of Mandate is completed on behalf of one or more beneficial owners but not others. Any such completion in respect of part of a shareholding will continue to apply to the number of ordinary shares specified until it is altered or cancelled. A cash dividend will automatically be paid on any ordinary shares which are not specified in a Form of Mandate.

10. Can participants in the Company's employee profit sharing scheme join this scheme?

Yes. If you have shares which are held on your behalf by the trustees of the Company's employee profit sharing scheme, you may participate in the scrip dividend scheme. You will need to complete the Form of Mandate in respect of the employee profit sharing scheme with the instruction to the trustee of the scheme.

11. Can overseas shareholders join the scheme?

Yes. However, it is the responsibility of any person outside the United Kingdom wishing to receive new shares to ensure that an election to receive such new shares can validly be made without any further obligation on the part of the Company, and to satisfy himself or herself as to full observance of the laws of the relevant territory, including complying with any regulatory or legal procedures which may be required and observing all other necessary formalities. The scrip dividend scheme is not being offered to holders of American Depositary Receipts. They will receive their dividends in cash.

12. What happens if I buy more shares after I have completed a Form of Mandate?

Any extra shares which you buy, and which are registered in your name prior to a particular record date, will be covered by the Form of Mandate you have completed and you will receive new shares instead of cash dividends on your entire holding.

If you are a participant in the Company's employee profit sharing scheme this will also apply to any additional shares appropriated to you under the terms of the scheme.

13. What happens if I sell part of my holding?

The scheme will apply to your remaining ordinary shares or any shares held on your behalf by the trustee of the Company's employee profit sharing scheme.

14. What happens if I have more than one holding?

If your ordinary shares are registered in more than one holding and you want to receive new shares instead of cash dividends, you should complete a separate Form of Mandate for each holding. If you wish, you may at any time ask Lloyds TSB Registrars to combine your holdings.

15. What are the tax effects?

The tax effect of taking new shares will depend on individual circumstances. Explanatory notes are given on page 8.

If you are not sure how you will be affected, it is recommended that you consult your professional adviser.

16. Can I cancel my instructions?

You may cancel your instructions at any time by writing to Lloyds TSB Registrars. For a cancellation to be effective for a dividend, it must be received at least 20 working days before the payment date for that dividend. If it is received after that date, it will apply to all subsequent dividends.

Instructions will be regarded as cancelled for any ordinary shares which a shareholder sells or otherwise transfers to another person. This will take effect from registration of the transfer.

Instructions will be cancelled immediately on notice of death, bankruptcy or insanity of a shareholder.

17. Can the Company cancel the scheme?

The scrip dividend scheme may be amended, suspended or terminated at the discretion of the directors, in which case shareholders will normally be advised. In the case of an amendment, your instructions will remain valid under the amended terms unless Lloyds TSB Registrars are notified in writing to the contrary.

To protect shareholders participating in the scheme, Forms of Mandate may be cancelled or suspended respectively by your directors at their sole discretion if 20 working days prior to the dividend payment date the price of an ordinary share has fallen 15 per cent or more below the calculation price used to determine shareholders' scrip dividend entitlements. In that event, and if the directors cancel or suspend Forms of Mandate, shareholders will receive the cash dividend in the usual way as soon as practicable.

18. What do I do if I have any questions?

Please write to Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA.

If you wish to know the calculation price please call the recorded information helpline on 01903 854300.

If you have any other enquiries concerning the scheme please call the Share Dividend Team helpline on 0870 241 3018.

If you wish to receive dividends in cash in the usual way you need take no action and may disregard this booklet.

Taxation

The Company has been advised that, under current United Kingdom legislation, the taxation consequences for shareholders electing to receive new shares instead of a cash dividend will, broadly, be as follows. This summary only relates to the position of shareholders resident in the United Kingdom for taxation purposes who hold their shares as an investment. The precise taxation consequences for a particular shareholder will depend on that shareholder's individual circumstances.

This summary of the taxation treatment is not exhaustive. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

Individuals

Where individuals elect to receive new shares in place of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent. is equal to the "cash equivalent of the new shares". The cash equivalent of the new shares will be the amount of the cash dividend foregone unless the market value of the new shares on the first day of dealings on the London Stock Exchange ("the opening value") differs substantially (i.e. by 15 per cent. or more either way according to current Inland Revenue practice) from the cash dividend foregone in which case the opening value will be treated as the cash equivalent of the new shares for taxation purposes.

Individuals who (after having taken into account their receipt of new shares) pay income tax at the starting rate of 10 per cent. or the basic rate of 22 per cent. only will have no further liability to income tax in respect of the new shares received. Individuals who are otherwise subject to income tax at the higher rate of 40 per cent. will be liable to pay tax at the reduced rate of 32.5 per cent. on the gross income which they are treated as having received. For example, if the cash equivalent of the new shares received is £80, the individual will be treated as having received gross income of £88.88 and as having paid income tax of £8.88 on that gross amount. The higher rate tax payer will be liable to pay additional tax of £20 (the difference between £28.88 and the £8.88 treated as having been paid). Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For non tax paying individuals, with effect from 6 April 1999 (subject to the following paragraph applying), no tax repayment claim may be made on either a cash dividend or in respect of new shares taken.

Individuals who receive a dividend in cash and hold their shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) will be able to reclaim all or part of the income tax at the rate of 10 per cent. which they are treated as having paid. No such repayment claim can be made to the extent that the individual has elected to receive new shares instead of the cash dividend. **Therefore such individuals should consider their position carefully before electing to receive new shares.**

For capital gains tax purposes, if an election to receive new shares instead of a cash dividend is made, then the "cash equivalent of the new shares" (as described above) will be treated as being the base cost for the new shares. The new shares will be treated as having been acquired as a separate acquisition from the existing shares and taper relief will only be available in respect of the base cost for the new shares from the date those shares are acquired.

Trustees

This section assumes, as is likely to be the case, that shares received by trustees if they elect to receive the scrip dividend will be income in the hands of the trustees for trust law purposes. Where trustees who are liable to pay the additional rate of income tax of 34 per cent. elect to receive the scrip dividend, the same "grossing-up" procedure as outlined above for individuals will apply, so that for the purposes of computing the additional tax payable, the trustees will be treated as receiving the grossed up amount of the cash equivalent of the new shares and a non-reclaimable tax credit equal to 10 per cent. of the grossed up amount and they will be liable to pay tax at the reduced rate of 25 per cent. on the gross income which they are treated as having received. Accordingly, such trustees will be liable to pay additional tax at the rate of 15 per cent. of the gross income which they are treated as having received. Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For such trustees the capital gains tax treatment of the new shares will be the same as that for individuals (see above).

The position in relation to an interest in possession trust is understood to be as follows but trustees of any such trust should consult their professional adviser regarding the tax position before taking any action. If the trustees elect to receive new shares instead of a cash dividend, they will not be subject to income tax on these new shares. The individual beneficiary with an interest in possession will be beneficially entitled to the new shares and will be subject to income tax on them in the way outlined above. The capital gains tax position in these circumstances will be that the new shares will not form part of the trustees existing holding but will be treated as a new holding acquired by the relevant beneficiary for an amount equal to the cash equivalent of the new shares (as defined above).

Companies

A corporate shareholder is not generally liable to corporation tax on cash dividends and will not be charged to corporation tax on new shares received instead of a cash dividend. For the purpose of corporation tax on chargeable gains, no consideration will be treated as having been given for the new shares which will be treated as having been acquired when the existing shares in the enlarged holding were acquired.

Pension funds

Where pension funds elect to receive the scrip dividend no tax credit will attach to the new shares. Pension funds would not be able to claim repayment of the tax credit on the equivalent cash dividend.

END OF DOCUMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986. If you have sold all your ordinary shares in TESCO PLC prior to 18 April 2001 please pass this document, together with the enclosed proxy form and Form of Mandate or Advice of Entitlement to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TESCO PLC

(Registered in England No. 445790)

Directors:
J. A. Gardiner *(Chairman)*
R. S. Ager
C. L. Allen
P. A. Clarke
Dr. H. Einsmann
J. Gildersleeve
A. T. Higginson
T. P. Leahy
T. J. R. Mason
J. Melbourn, C.B.E.
V. Morali
G. F. Pimlott
D. T. Potts
D. E. Reid, C.A.

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

11 May 2001

Dear Shareholder,

Annual General Meeting

This year's Annual General Meeting is to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on 15 June 2001 at 11 a.m. The notice of the meeting is set out on pages 3 and 4. This letter explains the purpose of resolutions 10 to 14 and gives you details of the scrip dividend scheme in respect of the final dividend of 3.50p per share for the 52 weeks ended 24 February 2001 ("final dividend") and the scrip dividend scheme in respect of all future dividends.

Scrip Dividend Scheme

Your Directors have decided to offer all shareholders (and participants in the Company's employee profit sharing scheme) on the register of members at the close of business on 20 April 2001, other than certain overseas shareholders, the opportunity to receive the final dividend in fully paid up new shares in the Company instead of cash on the basis of 1 new share for every 70.93 ordinary shares in the Company registered in their names. It is proposed by resolution 10 to extend the Directors' authority to make a similar offer in respect of any future dividend for any financial year of the Company ending on or before 28 February 2006.

The scrip dividend scheme will enable shareholders to increase their shareholdings in the Company without incurring dealing costs or stamp duty, while allowing the Company to retain cash in the business which would otherwise be paid as a dividend. The total cost of the final dividend if paid wholly in cash would be £242.65 million.

In order to simplify the scheme, shareholders who have not completed an existing scrip dividend mandate will be invited to lodge a mandate to receive all future dividends in respect of which a scrip dividend option is available (including the final dividend) in the form of new shares in the Company. The mandate will remain in force until the mandate is cancelled in writing by the shareholder (see Question 16). In future no prior Advice of Entitlement will be sent to shareholders. Those shareholders who have completed a mandate will receive a statement with their new share certificate (see Question 5).

In general shareholders will not be able to lodge a mandate to receive future dividends in a combination of new shares in the Company and cash. However, where a nominee holds shares in the Company on behalf of more than one beneficial owner the nominee may lodge a mandate on behalf of one or more beneficial owners but not others.

All existing mandates will remain valid, in respect of the final dividend (and all future dividends) unless cancelled by the shareholder by notice in writing to the Company's registrars. For any cancellation to be valid in respect of the final dividend it must be received by the registrars no later than 5.00 p.m. on 4 June 2001.

Further details of the scrip dividend scheme and a non-exhaustive outline of the tax consequences for most UK resident shareholders in lodging a mandate to receive new shares in place of a cash dividend can be found on pages 5-8. For information on the dates in respect of the final dividend and the scrip dividend scheme with action to be taken please see the respective paragraphs under Timetable and Action on page 2. **This booklet should be retained by shareholders for future reference to the rules of the scrip dividend scheme.**

Share Capital

It is proposed by resolution 11 to extend the Directors' authority to allot up to 1,948 million shares in the Company, representing 28.1 per cent. of the issued share capital of the Company. This is the current authorised but unissued and uncommitted share capital of the Company. This authority will expire five years from the date on which the resolution is passed. Your Directors have no present intention of exercising this authority other than to satisfy mandates under the scrip dividend scheme.

It is proposed by resolution 12 to empower the Directors to allot equity securities for cash without first offering them to existing shareholders in proportion to their holdings, subject to certain limits which comply with the accepted guidelines. This resolution will enable your Directors, in appropriate circumstances, to allot for cash (other than in connection with a rights issue or open offer) equity securities with an aggregate nominal value of up to £17.33 million, representing approximately 5 per cent. of the issued equity share capital of the Company. It will replace the equivalent resolution passed at the last Annual General Meeting and will expire at the conclusion of next year's Annual General Meeting. This resolution is proposed so as to give your Directors flexibility to take advantage of business opportunities as they arise.

It is proposed by resolution 13 to extend the Company's authority to purchase its own shares at a price of not less than the par value of the shares and not more than 5 per cent. above the average of the middle-market quotations of the shares as derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority will be for the purchase of a maximum of 10 per cent. of the Company's issued share capital and will expire at the conclusion of next year's Annual General Meeting. Your Directors have no present intention of making such purchases but consider it prudent to have this ability so as to be able to act at short notice in appropriate circumstances. No purchases will be made unless the expected effect will be to increase earnings per share. Any shares so purchased will be treated as cancelled.

The total number of options to subscribe for equity shares outstanding at 18 April 2001 is 318,824,450. This represents 4.6 per cent of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of resolution 13, then the total number of options to subscribe for equity shares outstanding at that date would represent 5.1 per cent of the issued share capital as reduced following their repurchases. The Company has no outstanding warrants.

Alterations to Articles

It is proposed by resolution 14 to adopt new articles of association of the Company. Save for the two additional amendments referred to later in this paragraph, the new articles of association only differ from the current articles so as to facilitate the future use of electronic communications between the Company and its shareholders. The articles are also amended to facilitate the operation of the scrip dividend scheme and to expressly provide that any matter required to be done or authorised by the company secretary may be done by a deputy secretary.

Action to be taken

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return it to the Company's registrars, Lloyds TSB Registrars, P.O. Box 699, Worthing, West Sussex BN99 6YY, as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. The fact that you have completed a form of proxy will not preclude you from attending and voting in person if you so wish.

Recommendation

Your Directors are of the opinion that all the resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J. A. Gardiner
Chairman

Timetable

Ordinary shares quoted ex-dividend	- 18 April 2001
Record date for the final dividend	- 20 April 2001
Posting of Forms of Mandate and Advices of Entitlement	- 11 May 2001
Final time for receipt of Forms of Mandate	**- 5.00 p.m. on 4 June 2001**
Final time for cancellation of scrip dividend mandates	- 5.00 p.m. on 4 June 2001
AGM	- 15 June 2001
Dividend warrants (for payment on 29 June 2001) and share certificates posted	- 28 June 2001
New shares credited to CREST members	- 8.30 a.m. on 29 June 2001
First day of dealings in the new shares	- 29 June 2001

Action

- **To receive your maximum entitlement to new shares in respect of the final dividend and future dividends** - Complete, sign and return your Form of Mandate so as to be received no later than 5.00 p.m. on 4 June 2001. However, if you have previously completed a scrip dividend mandate which remains valid, you will have received an advice of entitlement and need take no further action.
- **To receive your cash dividend in the usual way** - Take no further action. However, if you have previously completed a scrip dividend mandate which remains valid, cancel your mandate prior to 5.00 p.m. on 4 June 2001.
- **In respect of nominee shareholders only, to receive your final dividend and future dividends as a combination of cash and new shares** - Enter the number of shares on the Form of Mandate in accordance with the instructions on the form and sign and return it so as to be received no later than 5.00 p.m. on 4 June 2001.

TESCO PLC

Notice of Annual General Meeting

Notice is hereby given of the Annual General Meeting of Tesco PLC to be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 15 June 2001 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and accounts for the 52 weeks ended 24 February 2001.

2 To declare a final dividend on the ordinary share capital of the Company.

3 To re-elect Mr C. L. Allen as a director.

4 To re-elect Mr P. A. Clarke as a director.

5 To re-elect Dr H. Einsmann as a director.

6 To re-elect Mr G. F. Pimlott as a director.

7 To re-elect Mrs V. Morali as a director.

8 To reappoint PricewaterhouseCoopers as auditors to hold office until the conclusion of the next Annual General Meeting.

9 To authorise the Directors to fix the remuneration of the auditors.

To consider and if thought fit to pass the following resolutions as Ordinary Resolutions and Special Resolutions as specified.

Ordinary Resolutions (10 to 11)

10 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised:

(a) to exercise the power contained in the Articles of Association of the Company as from time to time varied so that, to the extent and in the manner determined by the Directors, the holders of ordinary shares of 5p each in the capital of the Company be permitted to lodge a mandate to receive new ordinary shares, credited as fully paid, instead of the whole or any part of any dividends (including interim dividends) paid by the Directors or declared by the Company in general meeting (as the case may be) during or in respect of any financial year of the Company ending on or prior to 28 February 2006, including the final dividend for the financial year ended on 24 February 2001; and

(b) to capitalise the appropriate nominal amount of the new ordinary shares falling to be allotted pursuant to any mandates made as aforesaid out of the amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other non-distributable reserve), whether or not the same is available for distribution, as the Directors may determine, to apply such sum in paying up such ordinary shares in full and to allot such ordinary shares to the shareholders of the Company validly making such mandates in accordance with their respective entitlements.

11 That, in place of the equivalent authority conferred on the Directors at the last Annual General Meeting, the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to allot relevant securities (which for the purposes of this resolution shall have the same meaning as in section 80(2) of the Companies Act 1985) of the Company provided that:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £97.4 million;

(b) subject as provided in paragraph (c) of this resolution, the authority shall expire five years from the date of this resolution but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the Company to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any securities into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

Special Resolutions (12 to 14)

12 That:

(a) the Directors be empowered to allot equity securities of the Company (pursuant to the authority conferred on the Directors by resolution 11 above) at any time up to the conclusion of the Company's next Annual General Meeting following the date of the passing of this resolution or, if earlier, the expiry of 15 months from the date of the passing of this resolution, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue; and

(ii) otherwise than under sub-paragraph (a)(i) of this resolution, with an aggregate nominal amount of up to £17.33 million;

(b) such power shall permit and enable the Company to make an offer or agreement before the expiry of such power which would or might require equity securities to be allotted after such expiry and shall permit the Directors to allot such securities pursuant to any such offer or agreement as if such power had not expired;

(c) in this resolution:

(i) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to ordinary shareholders on the register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and

(ii) the nominal amount of any securities should be taken to be, in the case of a right to subscribe for, or convert, any securities into shares of the Company, the nominal amount of the shares which may be allotted pursuant to such right; and

(d) words and expressions defined in or for the purposes of sections 89 to 96 inclusive of the Companies Act 1985 shall bear the same meanings in this resolution.

13 That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 693.30 million ordinary shares;

(b) the minimum price which may be paid for any ordinary share is the par value of such share from time to time and the maximum price which may be paid for any ordinary share is an amount equal to 5 per cent. above the average of the middle-market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately preceding the day on which the purchase is made, in each case exclusive of expenses;

(c) unless previously revoked or varied, the authority hereby conferred shall, subject as provided in paragraph (d) of this resolution, expire at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution (or, if earlier, 18 months from the date of the passing of this resolution); and

(d) the Company may contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed wholly or partly after the expiry of such authority, and may purchase ordinary shares pursuant to any such contract as if such authority had not expired.

14 That new articles of association of the Company, in the draft form produced to the meeting and identified by the Chairman's signature, be adopted to replace the existing articles of association.

Registered Office:
Tesco House,
Delamare Road,
Cheshunt, Herts. EN8 9SL

By Order of the Board
R. S. Ager
Secretary
11 May 2001

Notes

1 Any member of the Company who is entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. Such proxy need not be a member of the Company. To be effective, a completed and signed proxy form, together with any power of attorney or other authority under which it is executed or a certified copy of such power or authority, must be received at the office of the Registrars of the Company not less than 48 hours before the time fixed for the Meeting.

2 Brief biographies of the directors seeking re-election appear in the Annual Review and Summary Financial Statement 2001.

3 Copies of all the Directors' service contracts with the Company or any of its subsidiaries and a register of interests of Directors and their families in the shares of the Company will be available for inspection at the Company's registered office during normal business hours (Saturdays and public holidays excepted) until 15 June 2001 and at the venue for the Annual General Meeting from 10.45 a.m. on 15 June 2001 until the conclusion of the Meeting.

THIS BOOKLET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take you are advised to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986.

TESCO PLC

(Registered in England No. 445790)

SCRIP DIVIDEND SCHEME

New shares instead of cash dividends

Registered Office:
Tesco House
Delamare Road
Cheshunt
Herts. EN8 9SL

11 May 2001

1. What is the scrip dividend scheme?

It enables you to receive ordinary shares of 5p each ("new shares") instead of cash dividends. The scheme applies to both interim and final dividends and enables you to increase your holding in TESCO PLC ("the Company") without incurring dealing costs or stamp duty. At the same time, the company retains cash in the business which would otherwise be paid as a dividend.

2. Who can join the scheme?

All UK shareholders can join the scheme. For details regarding overseas shareholders, please see the answer to question 11.

The scheme is also open to participants in the Company's employee profit sharing scheme, whose shares are held in trust. For further details, please see the answer to question 10.

3. How do I join the scheme?

Please complete the enclosed Form of Mandate and return it to Lloyds TSB Registrars. No acknowledgement will be issued.

Your Form of Mandate will remain in force for all future dividends until cancelled by you in writing. For further details see the answer to question 16.

Forms of Mandate must be received by Lloyds TSB Registrars at least 20 working days before the dividend payment date to be eligible for that dividend. Forms of Mandate received after that will be applied in time for the next dividend.

4. How many new shares will I receive?

The number of new shares you will receive for each dividend will depend on:

(a) the amount of the cash dividend;

(b) the number of ordinary shares registered in your name or held on your behalf by the trustees of the Company's employee profit sharing scheme at the record date for the dividend; and

(c) the price to be used in calculating your new share entitlement (the "calculation price"). This will be the average of the middle market quotations of an ordinary share, derived from the London Stock Exchange Daily Official List, for the five business days starting on the day the ordinary shares are first quoted ex-dividend.

Fractions of new shares will not be issued and any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

For example:

- The cash dividend is 3.50p per ordinary share.
- You hold 1000 ordinary shares and take new shares instead of the cash dividend.
- The calculation price is £2.48.

Value of your cash dividend 1000 x 3.50p = £35.00.

Number of new shares £35.00 ÷ £2.48 = 14.11

Rounded down to 14 new shares.

Value of new shares 14 x £2.48 = £34.72

In this case a cash balance of 28 pence would be carried forward to the next dividend payment. (See question 6)

5. How will I know how many new shares I have received?

You will receive a statement with your share certificate showing the number of new shares you have received instead of the cash dividend and any cash balance carried forward to the next dividend payment. The statement will also contain details of the calculation price and the notional tax credit, which you will need for your tax return. If you wish to know the calculation price before this, please contact Lloyds TSB Registrars. (See Question 18.)

If on any occasion your cash dividend entitlement, together with any cash balance brought forward, is insufficient to acquire at least one new share, you will receive a statement explaining that no new shares have been issued to you and showing how much cash balance has been carried forward to the next dividend.

6. What will you do with the cash balance?

When working out your new share entitlement, it is unlikely that the calculation will give rise to an exact number of new shares. As fractions of new shares cannot be issued, an entitlement to their cash value ("the cash balance") will be carried forward, without interest, and included in the calculation for your next dividend.

If you withdraw from the scheme or sell or transfer your entire holding of ordinary shares, or if the Company terminates the scheme or if (being the sole shareholder) you die, become bankrupt, go into liquidation or suffer from mental incapacity, any cash balance held will be paid to you or the person entitled as soon as reasonably practicable.

7. When will I receive my share certificate?

Subject to the new shares being admitted to the official list of the London Stock Exchange, share certificates will be posted, at your risk, on or about the same day as dividend warrants are posted to those shareholders who are taking the dividend in cash. In the unlikely event that the new shares are not admitted to the official list, the dividends for shareholders who have chosen to receive new shares will be paid in cash as soon as reasonably practicable.

When issued, the new shares will be exactly like the existing ordinary shares and will qualify for all future dividends.

8. Does the scheme apply to shares in joint names?

Yes, but all joint shareholders should sign the Form of Mandate. You should complete a Form of Mandate for each separate holding. For example, if you have a holding in your name only and a joint holding with another person, two Forms of Mandate should be completed.

9. Can I complete a Form of Mandate for part of my holding?

No. Forms of Mandate will not be accepted for part of a shareholding. The Form of Mandate applies to the full number of ordinary shares registered in your name at any time.

Notwithstanding this, the Company may at its discretion permit a shareholder to complete a Form of Mandate in respect of a lesser number of ordinary shares than the full shareholding where that shareholder (a nominee shareholder) is acting on behalf of more than one beneficial owner so that the Form of Mandate is completed on behalf of one or more beneficial owners but not others. Any such completion in respect of part of a shareholding will continue to apply to the number of ordinary shares specified until it is altered or cancelled. A cash dividend will automatically be paid on any ordinary shares which are not specified in a Form of Mandate.

10. Can participants in the Company's employee profit sharing scheme join this scheme?

Yes. If you have shares which are held on your behalf by the trustees of the Company's employee profit sharing scheme, you may participate in the scrip dividend scheme. You will need to complete the Form of Mandate in respect of the employee profit sharing scheme with the instruction to the trustee of the scheme.

11. Can overseas shareholders join the scheme?

Yes. However, it is the responsibility of any person outside the United Kingdom wishing to receive new shares to ensure that an election to receive such new shares can validly be made without any further obligation on the part of the Company, and to satisfy himself or herself as to full observance of the laws of the relevant territory, including complying with any regulatory or legal procedures which may be required and observing all other necessary formalities. The scrip dividend scheme is not being offered to holders of American Depositary Receipts. They will receive their dividends in cash.

12. What happens if I buy more shares after I have completed a Form of Mandate?

Any extra shares which you buy, and which are registered in your name prior to a particular record date, will be covered by the Form of Mandate you have completed and you will receive new shares instead of cash dividends on your entire holding.

If you are a participant in the Company's employee profit sharing scheme this will also apply to any additional shares appropriated to you under the terms of the scheme.

13. What happens if I sell part of my holding?

The scheme will apply to your remaining ordinary shares or any shares held on your behalf by the trustee of the Company's employee profit sharing scheme.

14. What happens if I have more than one holding?

If your ordinary shares are registered in more than one holding and you want to receive new shares instead of cash dividends, you should complete a separate Form of Mandate for each holding. If you wish, you may at any time ask Lloyds TSB Registrars to combine your holdings.

15. What are the tax effects?

The tax effect of taking new shares will depend on individual circumstances. Explanatory notes are given on page 8.

If you are not sure how you will be affected, it is recommended that you consult your professional adviser.

16. Can I cancel my instructions?

You may cancel your instructions at any time by writing to Lloyds TSB Registrars. For a cancellation to be effective for a dividend, it must be received at least 20 working days before the payment date for that dividend. If it is received after that date, it will apply to all subsequent dividends.

Instructions will be regarded as cancelled for any ordinary shares which a shareholder sells or otherwise transfers to another person. This will take effect from registration of the transfer.

Instructions will be cancelled immediately on notice of death, bankruptcy or insanity of a shareholder.

17. Can the Company cancel the scheme?

The scrip dividend scheme may be amended, suspended or terminated at the discretion of the directors, in which case shareholders will normally be advised. In the case of an amendment, your instructions will remain valid under the amended terms unless Lloyds TSB Registrars are notified in writing to the contrary.

To protect shareholders participating in the scheme, Forms of Mandate may be cancelled or suspended respectively by your directors at their sole discretion if 20 working days prior to the dividend payment date the price of an ordinary share has fallen 15 per cent or more below the calculation price used to determine shareholders' scrip dividend entitlements. In that event, and if the directors cancel or suspend Forms of Mandate, shareholders will receive the cash dividend in the usual way as soon as practicable.

18. What do I do if I have any questions?

Please write to Lloyds TSB Registrars, Share Dividend Team, The Causeway, Worthing, West Sussex BN99 6DA.

If you wish to know the calculation price please call the recorded information helpline on 01903 854300.

If you have any other enquiries concerning the scheme please call the Share Dividend Team helpline on 0870 241 3018.

If you wish to receive dividends in cash in the usual way you need take no action and may disregard this booklet.

Taxation

The Company has been advised that, under current United Kingdom legislation, the taxation consequences for shareholders electing to receive new shares instead of a cash dividend will, broadly, be as follows. This summary only relates to the position of shareholders resident in the United Kingdom for taxation purposes who hold their shares as an investment. The precise taxation consequences for a particular shareholder will depend on that shareholder's individual circumstances.

This summary of the taxation treatment is not exhaustive. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

Individuals

Where individuals elect to receive new shares in place of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent. is equal to the "cash equivalent of the new shares". The cash equivalent of the new shares will be the amount of the cash dividend foregone unless the market value of the new shares on the first day of dealings on the London Stock Exchange ("the opening value") differs substantially (i.e. by 15 per cent. or more either way according to current Inland Revenue practice) from the cash dividend foregone in which case the opening value will be treated as the cash equivalent of the new shares for taxation purposes.

Individuals who (after having taken into account their receipt of new shares) pay income tax at the starting rate of 10 per cent. or the basic rate of 22 per cent. only will have no further liability to income tax in respect of the new shares received. Individuals who are otherwise subject to income tax at the higher rate of 40 per cent. will be liable to pay tax at the reduced rate of 32.5 per cent. on the gross income which they are treated as having received. For example, if the cash equivalent of the new shares received is £80, the individual will be treated as having received gross income of £88.88 and as having paid income tax of £8.88 on that gross amount. The higher rate tax payer will be liable to pay additional tax of £20 (the difference between £28.88 and the £8.88 treated as having been paid). Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For non tax paying individuals, with effect from 6 April 1999 (subject to the following paragraph applying), no tax repayment claim may be made on either a cash dividend or in respect of new shares taken.

Individuals who receive a dividend in cash and hold their shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) will be able to reclaim all or part of the income tax at the rate of 10 per cent. which they are treated as having paid. No such repayment claim can be made to the extent that the individual has elected to receive new shares instead of the cash dividend. **Therefore such individuals should consider their position carefully before electing to receive new shares.**

For capital gains tax purposes, if an election to receive new shares instead of a cash dividend is made, then the "cash equivalent of the new shares" (as described above) will be treated as being the base cost for the new shares. The new shares will be treated as having been acquired as a separate acquisition from the existing shares and taper relief will only be available in respect of the base cost for the new shares from the date those shares are acquired.

Trustees

This section assumes, as is likely to be the case, that shares received by trustees if they elect to receive the scrip dividend will be income in the hands of the trustees for trust law purposes. Where trustees who are liable to pay the additional rate of income tax of 34 per cent. elect to receive the scrip dividend, the same "grossing-up" procedure as outlined above for individuals will apply, so that for the purposes of computing the additional tax payable, the trustees will be treated as receiving the grossed up amount of the cash equivalent of the new shares and a non-reclaimable tax credit equal to 10 per cent. of the grossed up amount and they will be liable to pay tax at the reduced rate of 25 per cent. on the gross income which they are treated as having received. Accordingly, such trustees will be liable to pay additional tax at the rate of 15 per cent. of the gross income which they are treated as having received. Subject to what is said above in relation to the determination of the cash equivalent of the new shares, this is the same treatment as for cash dividends. For such trustees the capital gains tax treatment of the new shares will be the same as that for individuals (see above).

The position in relation to an interest in possession trust is understood to be as follows but trustees of any such trust should consult their professional adviser regarding the tax position before taking any action. If the trustees elect to receive new shares instead of a cash dividend, they will not be subject to income tax on these new shares. The individual beneficiary with an interest in possession will be beneficially entitled to the new shares and will be subject to income tax on them in the way outlined above. The capital gains tax position in these circumstances will be that the new shares will not form part of the trustees existing holding but will be treated as a new holding acquired by the relevant beneficiary for an amount equal to the cash equivalent of the new shares (as defined above).

Companies

A corporate shareholder is not generally liable to corporation tax on cash dividends and will not be charged to corporation tax on new shares received instead of a cash dividend. For the purpose of corporation tax on chargeable gains, no consideration will be treated as having been given for the new shares which will be treated as having been acquired when the existing shares in the enlarged holding were acquired.

Pension funds

Where pension funds elect to receive the scrip dividend no tax credit will attach to the new shares. Pension funds would not be able to claim repayment of the tax credit on the equivalent cash dividend.

END OF DOCUMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

This document should be read in conjunction with the accompanying Form of Acceptance. If you hold your T&S Shares as a CREST sponsored member, you should refer to your CREST sponsor before completing the accompanying Form of Acceptance.

If you have sold or otherwise transferred all your T&S Shares, please send this document, the accompanying Form of Acceptance and the first class reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in, or into, the United States, Canada, Australia or Japan.

Greenhill & Co. International LLP, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Tesco and no one else in connection with the Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to customers of Greenhill & Co. International LLP or for giving advice in relation to the Offer.

N M Rothschild & Sons Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for T&S and no one else in connection with the Offer and will not be responsible to anyone other than T&S for providing the protections afforded to customers of NM Rothschild & Sons Limited or for giving advice in relation to the Offer.

Cazenove & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Tesco and no one else in connection with the Offer and will not be responsible to anyone other than Tesco for providing the protections afforded to customers of Cazenove & Co. Limited or for giving advice in relation to the Offer.

ING Bank N.V., London Branch, which is regulated in the United Kingdom by the Financial Services Authority, is acting for T&S and no one else in connection with the Offer and will not be responsible to anyone other than T&S for providing the protections afforded to customers of ING Bank N.V., London Branch or for giving advice in relation to the Offer.

Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for T&S and no one else in connection with the Offer and will not be responsible to anyone other than T&S for providing the protections afforded to customers of Credit Suisse First Boston (Europe) Limited or for giving advice in relation to the Offer.

Application will be made to the UK Listing Authority for the new Tesco Shares to be admitted to the Official List. It is expected that such admission will take effect and that dealings will commence in the new Tesco Shares on the first dealing day following the day on which the Offer becomes or is declared unconditional in all respects other than as regards the condition relating to such admission becoming effective.

Recommended offer

by

Greenhill & Co. International LLP

on behalf of

Tesco PLC

for

T&S Stores Plc

Your attention is drawn to the letter from the Chairman of T&S which is set out on pages 3 to 5 of this document and which contains the recommendation of the T&S Directors to accept the Offer.

To accept the Offer, whether or not your T&S Shares are in CREST, the Form of Acceptance should be completed and returned in the first class reply-paid envelope provided as soon as possible and, in any event, so as to be received no later than 3.00 p.m. on 6 December 2002. The procedure for acceptance is set out on pages 14 to 18 of this document and in the accompanying Form of Acceptance.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within these jurisdictions. Accordingly, copies of this document, the Form of Acceptance and any related document are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed, or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan. Doing so may render invalid any related purported acceptance of the Offer. Any person who would, or otherwise intends to, forward this document, the Form of Acceptance and/or any related document outside the United Kingdom (including custodians, nominees and trustees), should read the details in this regard which are contained in paragraph 7 of Part B of Appendix I and in section (d) of Part C of Appendix I to this document before taking any action.

Neither this document, nor the Offer referred to herein constitutes an offer to sell or the solicitation of an offer to buy securities in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer or solicitation would be unlawful.

CONTENTS

		Page
Part I	**Letter on behalf of the Board of T&S Stores Plc**	3
Part II	**Letter from Greenhill to T&S Shareholders**	6
	1. Introduction	6
	2. The Offer	6
	3. Irrevocable undertakings	7
	4. Background to and reasons for the Offer	7
	5. Information on T&S	9
	6. Information on Tesco	9
	7. Management and employees	10
	8. T&S Option Schemes	11
	9. Financial effects of acceptance of the Offer	11
	10. Break fee	11
	11. Further details of the Offer	11
	12. General	12
	13. United Kingdom taxation	12
	14. Procedure for acceptance of the Offer	14
	15. Admission of new Tesco Shares to the Official List	18
	16. Settlement	18
	17. Further information	19
	18. Action to be taken	19
Appendices		
Appendix I	Conditions and further terms of the Offer	20
Appendix II	Financial effects of acceptance of the Offer	43
Appendix III	Financial information on Tesco	44
Appendix IV	Financial information on T&S	77
Appendix V	Additional information	99
Appendix VI	Definitions	117

This document contains a number of forward-looking statements relating to Tesco and T&S with respect to, among others, the following: financial condition; results of operation; the businesses of Tesco and T&S; future benefits of the transaction; and management plans and objectives. Tesco and T&S consider any statements that are not historical facts as "forward-looking statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the integration of the businesses of Tesco and T&S, or of other future acquisitions, are greater than expected; expected cost savings from the Acquisition or from other future acquisitions are not fully realised or realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Tesco and T&S do business are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

PART I

Letter on behalf of the Board of T&S Stores Plc

Registered Office:
Apex Road, Brownhills
Walsall, West Midlands
WS8 7TS
Tel: 01543 363000
Fax: 01543 361073
www.one-stop-stores.com

15 November 2002

To T&S Shareholders and, for information only, to participants in the T&S Option Schemes

Dear shareholder

Recommended offer by Tesco PLC to acquire the entire share capital of T&S Stores Plc

1. Introduction

On 30 October 2002, the Boards of Tesco and T&S announced that they had reached agreement on the terms of a recommended all share offer, to be made by Greenhill on behalf of Tesco, for the entire issued and to be issued share capital of T&S. Based on the Closing Price of 198.25 pence per Tesco Share on 13 November 2002 (the last practicable day prior to the date of this document), the Offer values each T&S Share at approximately 444 pence and the entire issued and to be issued share capital of T&S at approximately £368.5 million (assuming the exercise in full of all outstanding options under the T&S Option Schemes).

On 31 October 2002, I wrote to you enclosing a copy of the Announcement. I am now writing to you on behalf of your Board in order to explain the background to the Offer and also to explain why we, the Board of T&S, believe that T&S Shareholders should accept the Offer. In reaching our conclusions, we have been advised by Rothschild.

2. The Offer

The Offer being made by Greenhill on behalf of Tesco is on the following basis:

for each T&S Share **2.2414 new Tesco Shares**

and so in proportion to any other number of T&S Shares held.

Based on the Closing Price of 203 pence per Tesco Share on 29 October 2002 (the last dealing day prior to the Announcement), the Offer valued each T&S Share at approximately 455 pence, a premium of approximately 26.7 per cent. over the Closing Price of 359 pence per T&S Share on 29 October 2002, the last dealing day prior to the Announcement, and a premium of approximately 36.3 per cent. over the average Closing Price of approximately 334 pence per T&S Share for the 90 dealing days prior to the Announcement.

Based on the Closing Price of 198.25 pence per Tesco Share on 13 November 2002 (the last practicable day prior to the date of this document), the Offer values each T&S Share at approximately 444 pence, representing a premium of approximately 23.8 per cent. over the Closing Price of 359 pence per T&S Share on 29 October 2002, the last dealing day prior to the Announcement.

In addition, T&S Shareholders will be entitled to retain the right to receive the interim dividend of 4.92 pence per T&S Share to be paid on 29 November 2002 by reference to shareholders on the register as at the record date of 1 November 2002.

Details of the Offer are set out in Part II of this document. The Offer is subject to the conditions and further terms that are set out in Appendix I of this document.

3. Background to and reasons for recommending the Offer

Originating as a newsagent business, over the past ten years, T&S has successfully developed its business into one of Britain's leading neighbourhood store operators, with 864 convenience stores nationwide trading as One Stop and Day & Nite. In addition, T&S has 207 Dillons newsagents and 130 Supercigs tobacco discount shops.

The market for convenience store retailing has gathered momentum, driven by consumers' requirements for convenient local shopping. This trend is continuing with an increasing demand for neighbourhood stores to offer wider ranges of fresh and chilled grocery products. T&S has continuously made investments in creating the right platform to take advantage of this trend and deliver benefits for our customers, employees and shareholders.

Tesco's retailing expertise will improve availability, quality and choice across the board; particularly in the important areas of chilled and fresh produce. This will deliver significant benefits to T&S' customers and bring an enhanced shopping experience to the neighbourhoods where T&S is present.

The Offer caps an excellent share price run this year and allows T&S Shareholders to remain in the sector as part of the UK's leading retail group.

4. Irrevocable undertakings

Tesco has received irrevocable undertakings to accept the Offer from T&S Directors in respect of their entire holdings (including options) amounting in aggregate to at least 2,781,910 T&S Shares, representing approximately 3.4 per cent. of T&S' fully diluted ordinary share capital. Such undertakings will cease to be binding only if the Offer lapses or is withdrawn.

In addition, Tesco has received an irrevocable undertaking to accept the Offer from David Lockett-Smith (co-founder of T&S) in respect of 1,330,000 T&S Shares, representing approximately 1.6 per cent. of T&S' fully diluted ordinary share capital. David Lockett-Smith's undertaking will cease to be binding only if the Offer lapses or is withdrawn.

In aggregate, therefore, Tesco has received irrevocable undertakings to accept the Offer in respect of at least 4,111,910 T&S Shares (including options) representing approximately 5.0 per cent. of T&S' fully diluted ordinary share capital.

5. Management and employees

We have received assurances from Tesco that the existing employment rights, including pension rights, of all employees of the T&S Group will remain in place.

Tesco has agreed certain arrangements with the executive Directors of T&S regarding their future participation in the operational management of T&S. Further details of these arrangements are set out in paragraph 6 of Appendix V to this document. It is proposed that Ian Vickery, Robert Davies and Charles Lawrence, the non-executive Directors of T&S, will resign upon the Offer becoming or being declared unconditional in all respects.

6. T&S Option Schemes

The Offer extends to any T&S Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the City Code, by such earlier date as Tesco may decide), including T&S Shares issued pursuant to the exercise of options granted under the T&S Option Schemes or otherwise.

To the extent that such options have not been exercised in full, Tesco will make appropriate proposals to the holders of T&S Options once the Offer becomes or is declared unconditional in all respects.

7. Taxation

Your attention is drawn to paragraph 13 of Part II of this document. If you are in doubt as to your tax position, you should consult an independent adviser immediately.

8. Further information

Your attention is drawn to the further information relating to T&S and Tesco in Part II of this document.

9. Recommendation

The T&S Directors, who have been so advised by Rothschild, consider the terms of the Offer to be fair and reasonable so far as T&S Shareholders are concerned. In providing advice to the T&S Directors, Rothschild has taken account of the T&S Directors' commercial assessments.

Accordingly, the T&S Directors unanimously recommend all T&S Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own holdings (including options) of, in aggregate, at least 2,781,910 T&S Shares, representing approximately 3.4 per cent. of the fully diluted ordinary share capital of T&S.

10. Action to be taken

Details of action to be taken are set out in paragraph 14 of Part II of this document. If you wish to accept the Offer, you should complete and return the Form of Acceptance in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received no later than 3.00 p.m. on 6 December 2002.

Yours faithfully



Kevin Threlfall
Chairman

PART II

Letter from Greenhill to T&S Shareholders

Greenhill & Co. International LLP
Regent Gate
56-58 Conduit Street
London W1S 2YZ
+44 (0)20 7440 0400 Tel
+44 (0)20 7440 0500 Fax

Greenhill

15 November 2002

To T&S Shareholders and, for information only, to participants in the T&S Option Schemes

Dear shareholder,

Recommended offer by Tesco PLC for T&S Stores Plc

1. Introduction

On 30 October 2002, the Boards of Tesco and T&S announced that they had reached agreement on the terms of a recommended all share offer, to be made by Greenhill on behalf of Tesco, for the entire issued and to be issued share capital of T&S. This letter contains the formal offer by Greenhill on behalf of Tesco for T&S.

Based on the Closing Price of 198.25 pence per Tesco Share on 13 November 2002, the last practicable date prior to the date of this document, the Offer values the entire issued and to be issued share capital of T&S at approximately £368.5 million (assuming the exercise in full of all outstanding options under the T&S Option Schemes). In addition, Tesco will assume T&S' net debt, which was approximately £153 million as at 24 August 2002.

Your attention is drawn to the letter from Kevin Threlfall, the Chairman of T&S, on pages 3 to 5 of this document, which explains that the T&S Directors, who have been so advised by Rothschild, consider the terms of the Offer to be fair and reasonable so far as T&S Shareholders are concerned. In providing advice to the T&S Directors, Rothschild has taken account of the T&S Directors' commercial assessments. Accordingly, the T&S Directors unanimously recommend all T&S Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own holdings (including options) of, in aggregate, at least 2,781,910 T&S Shares, representing approximately 3.4 per cent. of the fully diluted ordinary share capital of T&S.

2. The Offer

On behalf of Tesco, Greenhill hereby offers to acquire all of the issued and to be issued share capital of T&S, subject to the conditions set out in and referred to in this document and in the Form of Acceptance, on the following basis:

for each T&S Share **2.2414 new Tesco Shares**

and so in proportion to any other number of T&S Shares held.

Based on the Closing Price of 203 pence per Tesco Share on 29 October 2002, the last dealing day prior to the Announcement, the Offer:

- valued each T&S Share at approximately 455 pence;
- represented a premium of approximately 26.7 per cent. over the Closing Price of 359 pence per T&S Share on 29 October 2002, the last dealing day prior to the Announcement; and
- represented a premium of approximately 36.3 per cent. over the average Closing Price of approximately 334 pence per T&S Share for the 90 dealing days prior to the Announcement.

Based on the Closing Price of 198.25 pence per Tesco Share on 13 November 2002 (the last practicable day prior to the date of this document) the Offer values each T&S Share at approximately 444 pence, representing a premium of approximately 23.8 per cent. over the Closing Price of 359 pence per T&S Share on 29 October 2002, the last dealing day prior to the Announcement.

In addition, T&S Shareholders will be entitled to retain the right to receive the interim dividend of 4.92 pence per T&S Share to be paid on 29 November 2002 by reference to shareholders on the register as at the record date of 1 November 2002.

The Offer values the entire issued and to be issued share capital of T&S at approximately £368.5 million (assuming the exercise in full of all outstanding options under the T&S Option Schemes). In addition, Tesco will assume T&S' net debt, which was approximately £153 million as at 24 August 2002.

If the Offer becomes, or is declared, unconditional in all respects, full acceptance of the Offer (assuming the exercise in full of all outstanding options under the T&S Option Schemes), will result in the issue of up to approximately 185.9 million new Tesco Shares representing approximately 2.6 per cent. of the issued ordinary share capital of Tesco as enlarged by the Acquisition.

The offer of new Tesco Shares as consideration for the Acquisition will allow T&S Shareholders to remain invested in the food retailing sector and to participate in future value creation by the Enlarged Tesco Group.

Application will be made to the UK Listing Authority for the new Tesco Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on the London Stock Exchange's market for listed securities. Cazenove and Co. Limited are acting as corporate broker to Tesco and the Offer.

Further details of the sources and bases of certain financial information on the Offer are set out in paragraph 8 of Appendix V to this document.

3. Irrevocable undertakings

Tesco has received irrevocable undertakings to accept the Offer from T&S Directors in respect of their entire holdings (including options) amounting in aggregate to at least 2,781,910 T&S Shares, representing approximately 3.4 per cent. of T&S' fully diluted ordinary share capital. Such undertakings will cease to be binding only if the Offer lapses or is withdrawn.

In addition, Tesco has received an irrevocable undertaking to accept the Offer from David Lockett-Smith (co-founder of T&S) in respect of 1,330,000 T&S Shares, representing approximately 1.6 per cent. of T&S' fully diluted ordinary share capital. David Lockett-Smith's undertaking will cease to be binding only if the Offer lapses or is withdrawn.

In aggregate, therefore, Tesco has received irrevocable undertakings to accept the Offer in respect of at least 4,111,910 T&S Shares (including options) representing approximately 5.0 per cent. of T&S' fully diluted ordinary share capital.

4. Background to and reasons for the Offer

The Acquisition is:

- good for T&S and Tesco Shareholders;
- in line with Tesco's strategy;
- good for customers; and
- good for T&S staff.

Good for T&S and Tesco Shareholders

The offer of new Tesco Shares will allow T&S Shareholders to participate in future value creation by the Enlarged Tesco Group. Tesco believes that the Acquisition will be earnings enhancing in the first full year following the completion of the Acquisition* and that the combination will create value for Tesco Shareholders.

Tesco's know-how and retailing capability will drive significant improvements for customers and bring financial benefits across T&S' portfolio of convenience stores.

In line with Tesco's strategy

Growth in its core UK business remains a cornerstone of Tesco's strategy. In the UK, the convenience retailing segment is highly dynamic. It represents close to 20 per cent. of the total UK grocery market in value terms and comprises some 55,000 outlets. The segment has experienced growth and development with many players with different formats entering in recent years. Current trends suggest that there will be further segment growth in the short to medium term, stemming from the changing lifestyles of a growing working population that increasingly demands convenience, choice and value. Accordingly, Tesco is planning to accelerate its store opening programme through the expansion of its Tesco Express format.

The Acquisition represents an opportunity for Tesco to combine its organic growth strategy with a value enhancing acquisition in its core UK business. Through the Acquisition, with T&S' geographically complementary portfolio of neighbourhood convenience stores, Tesco will accelerate its planned rollout of Tesco Express, enhancing Tesco's growth.

The UK convenience retailing segment is highly fragmented and, following the Acquisition, Tesco's share of this segment, measured by sales, will amount to about 5 per cent. on a national basis. Tesco has analysed the Acquisition carefully and has concluded that the T&S convenience stores and Tesco stores are geographically highly complementary. Therefore, Tesco is confident that it will deliver substantial benefits to a large number of consumers without causing significant competition issues.

Tesco plans to sell on T&S' non-core fascias, Dillons, the newsagent chain, and Supercigs, a chain of tobacco discount shops, which in 2001 accounted for about 24 per cent. of T&S' sales and around 12 per cent. of operating profit and, potentially, a small number of other stores.

Good for customers

The combination of Tesco and T&S will deliver significant benefits to T&S' customers and will bring the Tesco shopping experience to a larger number of neighbourhoods.

Tesco's Express format has been highly successful with consumers. It has brought higher quality, more fresh produce, excellent service and an enhanced shopping environment at great prices to convenience retailing. The Acquisition will make these benefits available to a wider customer base.

Tesco anticipates that it will convert around 450 of T&S' 864 convenience stores to the Tesco Express format over the next three to four years.

The remaining T&S neighbourhood convenience stores will continue to trade independently as One Stop or Day & Nite benefiting from improved ranges and a better store environment.

In the Tesco Express format, customers will benefit from:

- lower prices overall;
- improved service and store environment; and
- better product availability, quality and choice.

* This statement should not be taken to mean that the future earnings per share of Tesco, as enlarged by the Acquisition, will necessarily be greater than its historical earnings per share.

Good for T&S staff

Following the Acquisition, the existing employment rights of all of T&S' employees will remain in place. Tesco estimates that the planned conversion of T&S stores to the Tesco Express format will create some 1,400 new local jobs overall in small neighbourhoods across the country. Tesco will continue to operate an independent head office function and distribution facilities for One Stop and Day & Nite.

5. Information on T&S

Introduction

T&S was founded in 1975 and was admitted to the Official List in May 1987. Since its inception, the company has grown both organically and by acquisition, and currently operates 1,201 stores.

Business description

The group is organised into two divisions - (i) convenience stores and (ii) newsagents and tobacco discount stores.

The convenience stores division operates 864 stores under two main brands, One Stop and Day & Nite, and accounts for about 76 per cent. of T&S' turnover and around 88 per cent. of operating profits. This division offers a wide selection of merchandise to its customers, including groceries, some chilled meals, greeting cards and off-licence sales. Certain stores also offer additional in-store services, such as National Lottery, ATM, Pay Point and sub-post offices.

The newsagents and tobacco discount stores division comprises principally of Dillons, the newsagent chain with 207 stores, and Supercigs, a chain of 130 tobacco discount shops. The division accounts for some 24 per cent. of sales and around 12 per cent. of operating profits. It represents a declining proportion of T&S' sales and profits.

Strategy

In recent years, T&S' strategy has allowed it to become a leading specialist neighbourhood store operator, with an outstanding track record for growth. Acquisitions have been a key plank in this strategy - M&W plc, One Stop Community Stores Limited and Day and Nite Stores Limited were acquired in October 1997, April 1999 and May 2000 respectively and now form the backbone of the current convenience stores division.

Financial information

For the 52 weeks to 29 December 2001, T&S reported consolidated revenues of approximately £933 million, operating profit from continuing operations before exceptional items of approximately £46 million, and free cash flow of approximately £23 million. As at 29 December 2001, T&S had consolidated net assets of approximately £62 million.

For the 26 weeks to 29 June 2002, T&S reported consolidated revenues of approximately £473 million and operating profit from continuing operations before exceptional items of approximately £22 million. As at 29 June 2002, T&S had consolidated net assets of approximately £65 million.

Further financial information on T&S is set out in Appendix IV to this document.

6. Information on Tesco

Introduction

Tesco is the UK's leading retailer and an established overseas operator. Tesco operates over 1,000 stores worldwide and at the year-end will employ some 285,000 people across ten countries. Over 40 per cent. of group space is located outside the UK and Tesco is well positioned to become a leading retailer in Central Europe and South East Asia.

Business description & strategy

Tesco's strategy is built around four key areas - a strong core UK business, growth in non-food, retailing services and international development.

The UK remains Tesco's core market. At its half year-end on 10 August 2002, Tesco operated 766 stores in the UK, across four key formats, including Express, its convenience format at 1,500 to 3,000 sq. ft. per store; Metro, its high street format at an average of 12,400 sq. ft. per store; superstores, at an average of 31,200 sq. ft. per store; and Extra, its hypermarket format with stores of up to 100,000 sq. ft. In 2001, the company opened 55 new stores in the UK which, including extensions and refits, added another 1.3 million sq. ft. of new floor space. 30 of the 55 new stores opened were Express stores. Tesco is continuing to open more than one Express per week and had a total of 100 on 17 September 2002.

Tesco's focused strategy of providing exceptional value and choice for customers has served the company, and its customers, well. Tesco has invested some £1.2 billion over the past five years to reduce prices for customers. Tesco continues to pursue growth opportunities - including through the acceleration of the roll-out of its Express convenience store format - fully consistent with the Acquisition. In addition, Tesco is refreshing its superstores and introducing new product lines to provide customers with even greater choice.

In the non-food area, Tesco continues to build its presence in the marketplace through initiatives such as the recent launch of a non-food version of its popular *Value* lines and the new *Cherokee* clothing range. The company has grown its non-food market share to over 4 per cent. in the UK and its strategy is to be as strong in non-food as in food.

Tesco's retailing services ventures have been highly successful. Tesco.com is the world's largest online grocery retailer with some 85,000 grocery orders per week. Tesco Personal Finance, Tesco's financial services business, has over three million accounts. It is one of the UK's fastest growing financial services businesses and offers products including insurance, credit cards and loans.

Tesco's strategy of building an international business of scale continues to gain momentum. After five years of international expansion, Tesco is well positioned to become a leading retailer in Central Europe and South East Asia in terms of both sales and profits. The company now has over 40 per cent. of group space outside of the UK and employs some 65,000 people in its international operations.

The Tesco four part strategy - strong core UK business, non-food, retailing services and international growth - have all delivered outstanding results. This is underpinned by a core purpose that defines the way Tesco runs its businesses - creating value for customers to earn their lifetime loyalty. The way we work together at Tesco is described by a set of principles we call the *Tesco Values*. The two main *Tesco Values* are 'Treat people how we like to be treated' and 'No-one tries harder for customers'.

Financial information

For the 52 weeks to 23 February 2002, Tesco reported consolidated revenues of approximately £25,654 million and operating profit of approximately £1,322 million. As at 23 February 2002, Tesco had net assets of approximately £5,566 million.

For the 24 weeks to 10 August 2002, Tesco reported consolidated revenues of approximately £12,733 million and operating profit of approximately £592 million. As at 10 August 2002, Tesco had net assets of £5,842 million.

Further financial information on Tesco is set out in Appendix III to this document. In addition, copies of Tesco's annual report and financial statements for 2002 and Tesco's interim report for 2002 are available on Tesco's website.

7. Management and employees

The Board of Tesco confirms that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the T&S Group will remain in place.

Tesco estimates that the planned conversion of T&S stores to the Tesco Express format will create some 1,400 new local jobs overall. Tesco will continue to operate an independent head office function and distribution facilities for One Stop and Day & Nite.

Tesco has agreed certain arrangements with the executive Directors of T&S regarding their future participation in the operational management of T&S. Further details of these arrangements are set out at paragraph 6 of Appendix V to this document. It is proposed that Ian Vickery, Robert Davies and Charles Lawrence, the non-executive Directors of T&S, will resign upon the Offer becoming or being declared unconditional in all respects.

8. T&S Option Schemes

The Offer extends to any T&S Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the City Code, by such earlier date as Tesco may decide), including T&S Shares issued pursuant to the exercise of options granted under the T&S Option Schemes or otherwise.

To the extent that such options have not been exercised in full, Tesco will make appropriate proposals to the holders of T&S Options once the Offer becomes or is declared unconditional in all respects.

9. Financial effects of acceptance of the Offer

Details of the financial effects of acceptance of the Offer are set out in Appendix II to this document.

10. Break fee

Tesco and T&S have entered into an arrangement under which T&S has agreed to pay Tesco a break fee of £3.65 million in the event that the Offer lapses or is withdrawn either following the announcement of a third party offer which subsequently becomes or is declared unconditional in all respects, or, following the announcement of a third party offer, T&S Directors withdraw or modify in a manner adverse to Tesco their approval or recommendation of the Offer.

11. Further details of the Offer

The T&S Shares will be acquired by Tesco fully paid and free from all liens, charges, equitable interests, encumbrances and other third party rights and/or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared, made or paid hereafter, save that T&S Shareholders will be entitled to retain the right to receive the interim dividend of 4.92 pence per T&S Share to be paid on 29 November 2002 by reference to shareholders on the register as at the record date of 1 November 2002.

Application will be made to the UK Listing Authority for the new Tesco Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on the London Stock Exchange's market for listed securities. It is expected that such admission will take effect and that dealings will commence in new Tesco Shares on the first dealing day following the day on which the Offer becomes or is declared unconditional in all respects other than as regards the condition relating to such admission becoming effective. Certificates for new Tesco Shares to be issued to T&S Shareholders under the Offer (except as provided in paragraph 7 of Part B of Appendix I to this document in case of certain overseas T&S Shareholders) will be despatched no later than 14 days after the Offer becomes or is declared unconditional in all respects or 14 days after receipt of a valid acceptance of the Offer, whichever is later. Temporary documents of title will not be issued pending the despatch by post of definitive certificates for such new Tesco Shares in accordance with the terms of the Offer.

The new Tesco Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and/or interests of any nature whatsoever and with all rights now or hereafter attaching thereto. The new Tesco Shares will be issued credited as fully paid and will rank equally in all respects with existing Tesco Shares, including the right to receive all dividends and other distributions declared, made or paid hereafter, save for the right to receive the interim dividend of 1.87 pence per Tesco Share to be paid on 29 November 2002.

Fractions of new Tesco Shares will not be allotted or issued pursuant to the Offer but will be aggregated and retained for the benefit of Tesco.

If the Offer becomes, or is declared, unconditional in all respects and sufficient acceptances are received and/or sufficient T&S Shares are otherwise acquired, Tesco intends to apply the provisions of Sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding T&S Shares to which the Offer relates not acquired or agreed to be acquired pursuant to the Offer or otherwise.

It is also intended that, following the Offer becoming or being declared wholly unconditional and subject to any applicable requirements of the UK Listing Authority, Tesco will procure that T&S applies to the UK Listing Authority for the listing of the T&S Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the T&S Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

Delisting would significantly reduce the liquidity and marketability of any T&S Shares in respect of which acceptances of the Offer are not submitted.

12. General

Save as set out in this document, neither Tesco, nor any Director of Tesco, nor, so far as Tesco is aware, any party presumed to be acting in concert with any of them, owns or controls any T&S Shares or holds any options to purchase T&S Shares or has entered into any derivative referenced to securities of T&S which remain outstanding.

The sources and bases of certain financial information contained in this document are set out in paragraph 8 of Appendix V to this document and definitions of certain expressions used in this document are contained in Appendix VI to this document.

13. United Kingdom taxation

This section is intended only as a general guide to current United Kingdom tax law and practice for T&S Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who are the beneficial owners of their T&S Shares and who hold them as investments.

Any T&S Shareholder who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than the United Kingdom, should consult an appropriate independent professional adviser.

(a) Taxation of chargeable gains

Liability to United Kingdom taxation on chargeable gains (CGT) will depend on the individual circumstances of the T&S Shareholder. The consideration received by T&S Shareholders will be new Tesco Shares.

An accepting T&S Shareholder who does not hold (either alone or together with persons connected with him) more than 5 per cent. of, or of any class of, shares in T&S should not, to the extent that he receives new Tesco Shares in consequence of the Offer, be treated as having made a disposal of T&S Shares for CGT purposes. Any gain or loss which would otherwise have arisen on a disposal of his T&S Shares will be "rolled-over" into the new Tesco Shares and those shares will be treated as the same asset as his T&S Shares and acquired at the same time and for the same consideration as he acquired his T&S Shares.

An accepting T&S Shareholder who holds (either alone or together with persons connected with him) more than 5 per cent. of, or of any class of, shares in T&S is advised that an application for clearance has been made to the board of the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the receipt of new Tesco Shares in consequence of the Offer, although receipt of such clearance is not a condition of the Offer. Provided such clearance is given, any such T&S Shareholder will be treated in the manner described in the preceding paragraph.

Any subsequent disposal of new Tesco Shares may result in a liability to CGT depending on individual circumstances. Any chargeable gain or allowable loss will be calculated taking into account an appropriate part of the allowable original cost to the holder of acquiring the relevant T&S Shares.

For a T&S Shareholder not within the charge to corporation tax, indexation allowance on the cost apportioned to the new Tesco Shares should be available (when calculating a chargeable gain but not an allowable loss) in respect of the period of ownership of the T&S Shares up to April 1998. Thereafter, some taper relief may be available to reduce the amount of the chargeable gain realised on the subsequent disposal.

For a T&S Shareholder within the charge to corporation tax, indexation allowance on the cost apportioned to the new Tesco Shares should be available (when calculating a chargeable gain but not an allowable loss) up to the month of disposal of the new Tesco Shares.

(b) Taxation of dividends paid on new Tesco Shares

Under current UK taxation legislation, no tax is withheld from dividend payments by Tesco.

A T&S Shareholder who is an individual resident in the UK for tax purposes will generally be entitled to a tax credit in respect of any dividend received from Tesco and will be taxed on the aggregate of that net cash dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the T&S Shareholder's income. The value of the tax credit is equal to 10 per cent. of the gross dividend received, which is also equal to one-ninth of the amount of the net cash dividend. The gross dividend is included in computing the income of such an individual holder for UK tax purposes.

In the case of a UK resident individual who is liable to income tax at the starting, lower or basic rate, the tax credit will in each case match his income tax liability in respect of the dividend and there will be no further tax to pay. Higher rate taxpayers will be liable to tax on the gross dividend at a rate of 32.5 per cent.; the tax credit will be set against but will not fully match their tax liability on the gross dividend and they will have to pay additional income tax equal to 25 per cent. of the net cash dividend.

A T&S Shareholder within the charge to corporation tax and resident for tax purposes in the UK will not normally be liable for UK tax on the receipt of a dividend but cannot reclaim from the Inland Revenue any tax credit attaching to the dividend payment.

With the exception of investors holding their Tesco Shares through Personal Equity Plans or Individual Savings Accounts (in respect of dividends paid before 6 April 2004), shareholders who are not liable to income tax or corporation tax on dividends received by them from Tesco, such as pension funds and charities, will not generally be entitled to claim payment of the tax credit in respect of those dividends. However, charities will be entitled to claim from the Inland Revenue a payment equal to a proportion of any dividend received from Tesco before 6 April 2004. Tax credits on dividends received from Tesco in respect of shares held in Personal Equity Plans or Individual Savings Accounts will be repayable in respect of dividends paid before 6 April 2004.

A T&S Shareholder who is an individual and a national of any state in the European Economic Area, a Commonwealth citizen, a resident of the Isle of Man or the Channel Islands, or falls into certain other categories, and who otherwise has a liability to UK income tax, is allowed to claim a tax credit in respect of a dividend as if such individual were resident for tax purposes in the UK, which such individual may set off against his or her total UK income tax liability.

The rights of a shareholder who is not resident in the UK for tax purposes to a tax credit and to claim payment of any part of the tax credit will depend upon the existence and terms of any double taxation convention between the UK and the country in which that person is resident. Such persons should consult their own advisers concerning their tax liability on dividends received, whether they are entitled to claim payment of any part of such a tax credit and, if so, the procedure for doing so. However, such shareholders should note that since 6 April 1999 most shareholders who would previously have been entitled to claim such a payment have either ceased to be entitled to such a payment or have suffered a reduction in the amount payable. They may also be liable to tax on the dividend income under the tax law of their jurisdiction of residence.

(c) Stamp duty and stamp duty reserve tax (SDRT)

These comments are intended as a guide to the general position and do not relate to persons such as market intermediaries and persons connected with depositary arrangements or clearance services to whom special rules apply.

(i) No stamp duty or SDRT will be payable by T&S Shareholders as a result of accepting the Offer.

(ii) Stamp duty and/or SDRT will generally be payable on a transfer on a sale of (or on an agreement to transfer on sale) the new Tesco Shares.

14. Procedure for acceptance of the Offer

This section should be read together with the notes in the accompanying Form of Acceptance which form part of the terms of the Offer.

(a) Completion of Form of Acceptance

You should note that, if you hold T&S Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. If you hold T&S Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. Similarly, if you hold T&S Shares in certificated form but under different designations, you should complete a separate Form of Acceptance in respect of each designation. Additional Forms of Acceptance can be obtained from Lloyds TSB Registrars at either of the addresses set out in paragraph (b) below.

(i) *To accept the Offer in respect of all of your T&S Shares*

To accept the Offer in respect of all of your T&S Shares, you must complete Box 1 and Box 3 and, if your T&S Shares are in CREST, Box 4 and, if appropriate, Box 5 and/or Box 6. All registered holders of T&S Shares must complete Box 2 of the accompanying Form of Acceptance and registered holders of T&S Shares who are individuals must sign Box 2 of the accompanying Form of Acceptance **in the presence of a witness, who should also sign in accordance with the instructions printed thereon. Any T&S Shareholder which is a company should execute the Form of Acceptance in the manner described in the Form of Acceptance.**

(ii) *To accept the Offer in respect of less than all of your T&S Shares*

To accept the Offer in respect of less than all of your T&S Shares, you must insert in Box 1 on the accompanying Form of Acceptance such lesser number of T&S Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in (i) above in respect of such lesser number of T&S Shares. If you do not insert a number in Box 1, your acceptance will be deemed to be in respect of all of the T&S Shares held by you.

If you have any questions as to how to complete the Form of Acceptance, please telephone Lloyds TSB Registrars on 0870 600 0673.

(b) Return of Form of Acceptance

To accept the Offer, the Form of Acceptance must be completed, signed and returned, whether or not your T&S Shares are in CREST. The completed, signed and (if you are an individual) witnessed Form of Acceptance should be returned either by post or by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or, by hand only from Monday to Friday, between 9.00 a.m. and 5.00 p.m., to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL, together (if your T&S Shares are in certificated form) with the relevant share certificate(s) and/or other document(s) of title, **as soon as possible, but in any event so as to be received by Lloyds TSB Registrars by no later than 3.00 p.m. (London time) on 6 December 2002.** A first class reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Tesco. The instructions printed on the Form of Acceptance form part of the terms of the Offer.

Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Tesco or its agents to have been sent from the United States, Canada, Australia or Japan may be rejected as an invalid acceptance of the Offer. Further information regarding overseas shareholders is set out in paragraph (h) below.

(c) Documents of title

If your T&S Shares are in certificated form, a completed and signed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or the other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form of Acceptance as stated above **so as to be received by Lloyds TSB Registrars by no later than 3.00 p.m. (London time) on 6 December 2002.** You should send with the Form of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificates and/or documents of title. The relevant share certificate(s) and/or document(s) of title should be forwarded by post or by hand to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph (b) above as soon as possible. No acknowledgement of receipt of documents will be given.

If you have lost your share certificate(s) and/or other document(s) of title, you should contact as soon as possible T&S' registrars, Capita IRG plc, at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, for a letter of indemnity for lost share certificate(s) and/or other documents of title which, when completed in accordance with the instructions given, should be returned by post or by hand to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph (b) above.

(d) Additional procedures for T&S Shares in uncertificated form (that is, in CREST)

If your T&S Shares are in uncertificated form, you should insert in Box 4 of the accompanying Form of Acceptance the participant ID and member account ID under which such T&S Shares are held by you in CREST and otherwise complete and return the Form of Acceptance by post or by hand to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph (b) above. In addition, you should take (or procure to be taken) the action set out below to transfer the T&S Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a transfer to escrow (TTE) instruction) specifying Lloyds TSB Registrars (in its capacity as a CREST participant under its participant ID referred to in sub-paragraph (iv) below) as the Escrow Agent, as soon as possible **and in any event so that the TTE instruction settles no later than 3.00 p.m. (London time) on 6 December 2002. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational). You should, therefore, ensure you time the input of any TTE instruction accordingly. The input and settlement of a TTE instruction in accordance with this paragraph (d) will (subject to satisfying the requirements set out in Parts B and C of Appendix I of this document) constitute an acceptance of the Offer in respect of the number of T&S Shares so transferred to escrow.**

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your T&S Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your T&S Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

(i) the number of T&S Shares to be transferred to an escrow balance;

(ii) your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Form of Acceptance;

(iii) your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;

(iv) the participant ID of the Escrow Agent (that is, Lloyds TSB Registrars in its capacity as a CREST receiving agent). This is 6RA96;

(v) the member account ID of the Escrow Agent. This is RA553601;

(vi) the Form of Acceptance reference number. This is the reference number that appears next to Box 4 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Lloyds TSB Registrars (in its capacity as the Escrow Agent) to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(vii) the intended settlement date. This should be as soon as possible and in any event **no later than 3.00 p.m. (London time) on 6 December 2002**;

(viii) the Corporate Action ISIN Number for the Offer. This is GB0008699778; and

(ix) input with standard TTE instruction of priority 80.

After settlement of the TTE instruction, you will not be able to access the T&S Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, Lloyds TSB Registrars (in its capacity as the Escrow Agent) will transfer the T&S Shares concerned to itself in accordance with paragraph (f) of Part C of Appendix I to this document.

You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included in the TTE instruction, Tesco may treat any number of T&S Shares transferred to an escrow balance in favour of Lloyds TSB Registrars (in its capacity as the Escrow Agent) specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of T&S Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should, therefore, ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your T&S Shares to settle prior to 3.00 p.m. (London time) on 6 December 2002. In this regard, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Tesco will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason.

(e) Deposits of T&S Shares into, and withdrawals of T&S Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any T&S Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form during the course of the Offer (whether any such conversion arises as a result of a transfer of T&S Shares or otherwise). Holders of T&S Shares who are proposing to convert any such T&S Shares are recommended to ensure that the conversion procedures

are implemented in sufficient time to enable the person holding or acquiring the T&S Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described in paragraph (d) above) **prior to 3.00 p.m. (London time) on 6 December 2002**.

(f) Validity of acceptances

Without prejudice to Parts B and C of Appendix I of this document, and subject to the terms of the Offer and the provisions of the City Code, Tesco reserves the right to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other required document(s) or which is received by it in a form or at a place or places other than as set out in this document or the Form of Acceptance. In that event, no allotment of new Tesco Shares will be made under the Offer until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Tesco have been received.

(g) General

If you are in any doubt as to the procedure for acceptance, please contact Lloyds TSB Registrars by telephone on 0870 600 0673 or at either of the addresses and in the manner referred to in paragraph (b) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

(h) Overseas shareholders

The attention of T&S Shareholders who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 7 of Part B of Appendix I and paragraph (d) of Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

The availability of the Offer to persons outside the United Kingdom may be affected by the laws of other jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including the obtaining of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties due in such jurisdiction.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other form of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within these jurisdictions. Accordingly, copies of this document, the Form of Acceptance and any related document are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan. Accordingly, any accepting T&S Shareholder who is unable to give the representation and warranty set out in paragraph (d) of Part C of Appendix I to this document may be deemed not to have accepted the Offer.

The new Tesco Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act, or under the securities laws of any state of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the new Tesco Shares have not been, nor will they be, registered under or offered in compliance with the applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the new Tesco

Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or (unless an exemption under relevant securities laws applies), in or into Canada, Australia or Japan or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Any person (including nominees, trustees or custodians) who would, or otherwise intends to, forward this document, the Form of Acceptance and/or any related document outside the United Kingdom, should read the further details in this regard which are contained in paragraph 7 of Part B of Appendix I and in paragraph (d) of Part C of Appendix I to this document before taking any action.

15. Admission of new Tesco Shares to the Official List

Application will be made to the UK Listing Authority for the new Tesco Shares to be admitted to the Official List and to the London Stock Exchange for admission to trading on the London Stock Exchange's market for listed securities. It is expected that such admission will take effect and that dealings will commence in new Tesco Shares on the first dealing day following the day on which the Offer becomes or is declared unconditional in all respects other than as regards the condition relating to such admission becoming effective. Temporary documents of title will not be issued pending the despatch by post of definitive certificates for such new Tesco Shares in accordance with the terms of the Offer.

16. Settlement

As with existing Tesco Shares, the new Tesco Shares will be capable of being held in certificated or uncertificated form. Subject to the Offer becoming or being declared unconditional in all respects, certificates for new Tesco Shares to be issued to T&S Shareholders under the Offer (except as provided in paragraph 7 of Part B of Appendix I to this document in the case of certain overseas T&S Shareholders) will be despatched no later than 14 days after the Offer becomes or is declared unconditional in all respects or 14 days after receipt of a valid acceptance of the Offer, whichever is the later, and in the following manner:

(a) T&S Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to T&S Shares in uncertificated form, the new Tesco Shares to which the accepting T&S Shareholder is entitled under the terms of the Offer will be issued to such shareholder in uncertificated form. Tesco will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the T&S Shareholder concerned with such shareholder's entitlement to new Tesco Shares. The stock account concerned will be an account under the same participant ID and member account ID as appearing in the Form of Acceptance and/or TTE instruction(s) concerned.

Tesco reserves the right to settle all or any part of the consideration referred to in this paragraph (a) for all or any accepting T&S Shareholder(s) in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b) T&S Shares in certificated form

Where an acceptance relates to T&S Shares in certificated form, the new Tesco Shares to which the accepting T&S Shareholder is entitled under the terms of the Offer will be issued to such shareholder in certificated form. Certificates for new Tesco Shares will be despatched (but not in or into the United States, Canada, Australia or Japan) by first class post (or by such other method as may be approved by the Panel).

(c) General

If the Offer lapses or is validly withdrawn (i) in the case of T&S Shares held in certificated form, the relevant Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 3 of the Form of Acceptance or, if none is set out,

to the first-named holder at his or her registered address (outside the United States, Canada, Australia and Japan) and (ii) in the case of T&S Shares held in uncertificated form, Lloyds TSB Registrars (in its capacity as the Escrow Agent) will, immediately after the lapsing or valid withdrawal of the Offer (or within such longer period, not exceeding 14 days after the Offer lapses or is validly withdrawn, as the Panel may approve), give transfer from escrow (TFE) instructions to CRESTCo to transfer all T&S Shares held in escrow balances and in relation to which it is the Escrow Agent to the original available balances of the T&S Shareholders concerned. All documents and remittances sent by, to or from T&S Shareholders or their appointed agents will be sent at their own risk and may be sent by post.

All mandates, instructions and other instruments in force relating to holdings of T&S Shares will, unless and until revoked or varied, continue in force, with due alteration of details, in relation to new Tesco Shares allotted or issued to the relevant T&S Shareholder pursuant to the Offer. If a T&S Shareholder has existing Tesco Shares, the mandates, instructions and instruments in force for the existing Tesco Shares will supersede the mandates, instructions and instruments for the T&S Shares.

17. Further information

Your attention is drawn to Appendix I to this document, which contains the conditions and further terms of the Offer and which forms part of this document, and to the other Appendices to this document which contain important information in connection with the Offer and which also form part of this document, and to the accompanying Form of Acceptance.

18. Action to be taken

To accept the Offer, the Form of Acceptance must be completed and returned, whether or not your T&S Shares are in CREST. Forms of Acceptance should be returned as soon as possible and, in any event, so as to be received either by post or by hand by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or, by hand only from Monday to Friday, between 9.00 a.m. and 5.00 p.m. by Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL no later than 3.00 p.m. (London time) on 6 December 2002. If your T&S Shares are in certificated form (that is, not in CREST), your share certificate(s) should be enclosed with your completed Form(s) of Acceptance.

Yours faithfully
for and on behalf of Greenhill & Co. International LLP

Simon Borrows

Simon Borrows
Managing Director

APPENDIX I

Conditions and further terms of the Offer

Part A: Conditions of the Offer

1. The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 6 December 2002 (or such later time(s) and/or date(s) as Tesco may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Tesco may decide) in nominal value of the T&S Shares to which the Offer relates, provided that this condition will not be satisfied unless Tesco and/or any of its subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) T&S Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of T&S, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any T&S Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

(i) the expression "T&S Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Act; and

(ii) T&S Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

(b) admission of the new Tesco Shares (i) to listing on the Official List of the UK Listing Authority becoming effective in accordance with the Listing Rules of the UK Listing Authority and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 2.1 of the Admission and Disclosure Standards made by the London Stock Exchange from time to time, or (if Tesco so determines and subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively subject to allotment of such shares and/or the Offer becoming or being declared unconditional in all respects;

(c) without limitation to condition (d) below, the Office of Fair Trading having indicated, in terms satisfactory to Tesco acting reasonably, that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any matters arising from the Acquisition, to the Competition Commission;

(d) no Third Party having intervened and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected (in any case, to an extent which is material and adverse in the context of the Wider Tesco Group or the Wider T&S Group, as the case may be, in each case taken as a whole) to:

(i) make the Offer, its implementation or the acquisition or proposed acquisition by Tesco or any member of the Wider Tesco Group of any shares or other securities in, or control or management of, T&S or any member of the Wider T&S Group void, illegal and/or unenforceable in any relevant jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise impede, challenge or interfere with the Offer or such acquisition, or require amendment to the terms of the Offer or the acquisition or proposed acquisition of any T&S Shares or the acquisition of control of T&S or the Wider T&S Group by Tesco;

(ii) limit or delay the ability of any member of the Wider Tesco Group or any member of the Wider T&S Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider T&S Group or any member of the Wider Tesco Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Tesco Group of any shares or other securities in T&S;

(iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Tesco Group or by any member of the Wider T&S Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets (including shares or other securities (or the equivalent) in T&S, any other member of the Wider T&S Group or any member of the Wider Tesco Group) or properties or any part thereof;

(v) require any member of the Wider Tesco Group or of the Wider T&S Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider Tesco Group or the Wider T&S Group (other than T&S) owned by any third party;

(vi) limit the ability of any member of the Wider Tesco Group or of the Wider T&S Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Tesco Group or of the Wider T&S Group;

(vii) result in any member of the Wider T&S Group or the Wider Tesco Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise materially and adversely affect the business, assets, profits, financial or trading position or prospects of any member of the Wider T&S Group or of the Wider Tesco Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(e) all notifications and filings which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, T&S or any other member of the Wider T&S Group by any member of the Wider Tesco Group or which would have a material and adverse effect on the business of any member of the Wider T&S Group;

(f) all Authorisations which are necessary in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, T&S or any other member of the Wider T&S Group by any member of the Wider Tesco Group or the carrying on by any member of the Wider T&S Group of its business having been obtained, in terms and in a form reasonably satisfactory to Tesco, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider T&S Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Wider T&S Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(g) except as publicly announced by T&S (by the delivery of an announcement to a Regulatory Information Service) prior to 30 October 2002 or as fairly disclosed in writing to Tesco or its professional advisers by or on behalf of T&S prior to 30 October 2002, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider T&S Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, T&S or any other member of the Wider T&S Group by any member of the Wider Tesco Group or otherwise, could or might reasonably be expected to result in, (in any case to an extent which is or would be material in the context of the Wider T&S Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider T&S Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider T&S Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider T&S Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider T&S Group thereunder, being, or becoming capable of being, terminated or adversely modified or adversely affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider T&S Group being or falling to be disposed of or ceasing to be available to any member of the Wider T&S Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider T&S Group otherwise than in the ordinary course of business;

(v) any member of the Wider T&S Group ceasing to be able to carry on business under any name under which it presently does so or, so far as the T&S Directors are aware having made reasonable enquiry, any person presently not able to carry on business under any name under which any member of the Wider T&S Group presently does becoming able to do so;

(vi) the creation of liabilities (actual or contingent) by any member of the Wider T&S Group; or

(vii) the financial or trading position or the prospects or the value of any member of the Wider T&S Group being prejudiced or adversely affected; and

(viii) no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (g) in any case to an extent which is or would be material in the context of the Wider T&S Group taken as a whole;

(h) since 29 December 2001 and except as disclosed in T&S' annual report and accounts for the year then ended, or in T&S' interim report for the 26 weeks ended 29 June 2002, or as otherwise publicly announced by T&S (by the delivery of an announcement to a Regulatory Information Service) prior to 30 October 2002 or as otherwise fairly disclosed in writing to Tesco by or on behalf of T&S prior to 30 October 2002 no member of the Wider T&S Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between T&S and wholly-owned subsidiaries of T&S and other than any options granted as disclosed to Tesco prior to 30 October 2002 and any shares issued upon the exercise of any options granted under any of the T&S Option Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any bonus (not, for the avoidance of doubt, including bonuses to employees in the ordinary course of business), dividend or other distribution whether payable in cash or otherwise (other than to T&S or a wholly-owned subsidiary of T&S);

(iv) made or authorised any change in its loan capital which is or would be material in the context of the Wider T&S Group taken as a whole;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between T&S and a wholly-owned subsidiary of T&S) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which in any case is material in the context of the Wider T&S Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Wider T&S Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude; or

(B) could restrict the business of any member of the Wider T&S Group; or

(C) is other than in the ordinary course of business,

and which in any such case is material in the context of the Wider T&S Group taken as a whole;

(viii) entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider T&S Group otherwise than in the ordinary course of business which in any case is material in the context of the Wider T&S Group taken as a whole;

(ix) entered into or varied the terms of, any contract, agreement or arrangement with any of the directors of T&S or (to the extent it is material in the context of the Wider T&S Group taken as a whole) senior executives of any member of the Wider T&S Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Wider T&S Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case which is or would be material in the context of the Wider T&S Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Wider T&S Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association;

(xiv) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (h);

(i) since 29 December 2001 and except as disclosed in T&S' annual report and accounts for the year then ended, or in T&S' interim report for the 26 weeks ended 29 June 2002, or as otherwise publicly announced by T&S (by the delivery of an announcement to a Regulatory Information Service) prior to 30 October 2002 or as otherwise fairly disclosed in writing to Tesco by or on behalf of T&S prior to 30 October 2002:

(i) there having been no adverse change in the business, assets, financial or trading positions or profit or prospects of any member of the Wider T&S Group which in any such case is material in the context of the Wider T&S Group taken as a whole;

(ii) no contingent or other liability of any member of the Wider T&S Group having arisen or become apparent or increased which in any such case is material and adverse in the context of the Wider T&S Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider T&S Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider T&S Group which in any such case is material and adverse in the context of the Wider T&S Group taken as a whole; and

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider T&S Group which in any such case is material and adverse in the context of the Wider T&S Group taken as a whole;

(j) Tesco not having discovered:

(i) that any financial or business or other information concerning the Wider T&S Group disclosed at any time by or on behalf of any member of the Wider T&S Group, whether publicly, to any member of the Wider Tesco Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 30 October 2002 by disclosure either publicly or otherwise to Tesco to an extent which in any such case is material and adverse in the context of the Wider T&S Group taken as a whole;

(ii) that any member of the Wider T&S Group is subject to any liability (actual or contingent) which is not disclosed in T&S' annual report and accounts for the financial year ended 29 December 2001 or in T&S' interim report for the 26 weeks ended 29 June 2002 and which in any such case is material and adverse in the context of the Wider T&S Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider T&S Group to an extent which is material and adverse in the context of the Wider T&S Group taken as a whole;

(k) Tesco not having discovered:

(i) that save as fairly disclosed either publicly or to Tesco by or on behalf of T&S prior to 30 October 2002 any past or present member of the Wider T&S Group has not complied with any applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, animal or creature, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent, civil or criminal) or cost on the part of any member of the Wider T&S Group which in any case is material in the context of the Wider T&S Group taken as a whole;

(ii) that save as fairly disclosed either publicly or to Tesco by or on behalf of T&S prior to 30 October 2002 there is, or is likely to be, any liability, whether actual or contingent, to make good, alter, improve, repair, reinstate, clean up or otherwise assume responsibility for any property now or previously owned, occupied, made use of or in respect of which a guarantee or other similar obligation has been assumed by any past or present member of the Wider T&S Group or any other property or clean up any controlled waters or other pollution caused by its occupation or control of any such property under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any such case is material in the context of the Wider T&S Group taken as a whole; or

(iii) save as fairly disclosed either publicly or to Tesco by or on behalf of T&S prior to 30 October 2002 that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider T&S Group which is or would be material in the context of the Wider T&S Group taken as a whole.

For the purpose of these conditions:

(a) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;

(b) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any similar person or body whatsoever in any relevant jurisdiction;

(c) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly.

2. Certain further terms of the Offer

Subject to the requirements of the Panel, Tesco reserves the right to waive all or any of the above conditions, in whole or in part, except conditions 1(a) and 1(b). If the Panel requires Tesco to make an offer for T&S Shares under the provisions of Rule 9 of the City Code, Tesco may make such alterations to the conditions of the Offer, including to condition 1(a), as are necessary to comply with the provisions of that Rule.

Each of conditions 1(a) to 1(k) shall be regarded as a separate condition and shall not be limited by reference to any other condition.

The Offer will lapse unless conditions 1(b) to 1(k) inclusive have been fulfilled or (if capable of waiver) waived by midnight on the day which is 21 days after the later of (i) 6 December 2002 and (ii) the date on which condition 1(a) is fulfilled or becomes or is declared fulfilled (or such later date as Tesco, with the consent of the Panel, may agree). Tesco shall be under no obligation to waive (if so capable of waiver) or treat as fulfilled any of the conditions 1(b) to 1(k) until the latest date for the fulfilment of such conditions referred to in the previous sentence notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If the Offer lapses, the Offer will cease to be capable of further acceptance and the T&S Shareholders accepting the Offer and Tesco shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

Part B: Further terms of the Offer

The following further terms apply to the Offer, unless the contrary is expressed or the context otherwise requires. Except where the context otherwise requires, any reference in Parts B or C of this Appendix I and in the Form of Acceptance:

(i) to the "Offer" shall include any revision, variation, renewal or extension thereof;

(ii) to the "acceptance condition" means the condition as to acceptances of the Offer set out in paragraph 1(a) of Part A of this Appendix I;

(iii) to the "Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Offer remains to be fulfilled and references to the Offer having become or not becoming unconditional shall be construed accordingly;

(iv) to "acceptances of the Offer" shall include deemed acceptances of the Offer;

(v) to the "Offer Period" means, in relation to the Offer, the period commencing on 30 October 2002 until the latest of:

(a) 3.00 p.m. (London time) on 6 December 2002;

(b) the time and date at which the Offer lapses; and

(c) the time and date at which the Offer becomes unconditional; and

(vi) to the "Offer Document" shall mean this document and any other document containing details of the Offer.

1. Acceptance period

(a) The Offer will initially be open for acceptance until 3.00 p.m. (London time) on 6 December 2002. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as the Panel may permit) from the date on which written notification of the revision is posted to T&S Shareholders. Except with the Panel's consent, no revision of the Offer may be made or posted to T&S Shareholders after 31 December 2002 or, if later, the date falling 14 days before the last date on which the Offer is capable of becoming unconditional.

(b) The Offer, whether revised or not, shall not (except with the Panel's consent) be capable of becoming unconditional after midnight (London time) on 14 January 2003 (or any earlier time and/or date beyond which Tesco has stated that the Offer will not be extended unless Tesco has, where permitted, withdrawn that statement or extended the Offer beyond the stated earlier date), nor of being kept open for acceptance after that time and date unless it has previously become unconditional, provided that Tesco reserves the right, with the Panel's consent, to extend the Offer to a later time and/or date. Except with the Panel's consent, Tesco may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of T&S Shares made after 1.00 p.m. (London time) on 14 January 2003 (or any earlier time and/or date beyond which Tesco has stated that the Offer will not be extended unless Tesco has, where permitted, withdrawn that statement or extended the Offer beyond the stated earlier date) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight (London time) on 14 January 2003, acceptances received and purchases of T&S Shares made in respect of which relevant documents are received by Lloyds TSB Registrars after 1.00 p.m. (London time) on the relevant date may (except where the City Code otherwise permits) only be taken into account with the Panel's consent.

(c) If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which the Offer would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of Tesco that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to those T&S Shareholders who have not accepted the Offer.

(d) If a competitive situation arises after Tesco has made a "no extension" statement and/or a "no increase" statement in relation to the Offer (as determined by the Panel), Tesco may, if it specifically reserved the right to do so at the time such statement was made, or otherwise with the Panel's consent, withdraw that statement and extend or revise the Offer (as appropriate) provided that it complies with the requirements of the City Code and, in particular, that:

(i) it announces such withdrawal and that it is free to extend or revise the Offer (as appropriate) as soon as possible (and, in any event, within four business days after the date of the firm announcement of the competing offer or other competitive situation) and T&S Shareholders are informed in writing to that effect at the earliest practicable opportunity or, in the case of T&S Shareholders with registered addresses outside the UK or whom Tesco knows to be a nominee, trustee or custodian holding T&S Shares (as appropriate) for such persons, by announcement in the UK at the earliest practicable opportunity; and

(ii) any T&S Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

Tesco may, if it has reserved the right to do so, choose not to be bound by a "no increase" or a "no extension" statement if it would otherwise prevent the posting of an increased or improved Offer (either as to the value or nature of the consideration offered or otherwise) which is recommended for acceptance by the T&S Directors or in any other circumstances permitted by the Panel.

(e) Unless otherwise determined by the Panel, for the purpose of determining at any particular time whether the acceptance condition has been satisfied, Tesco shall be entitled to take account only of those T&S Shares which have been unconditionally allotted or issued before that time and written notice of allotment or issue of which, containing all the relevant details, has been received before that time by Lloyds TSB Registrars from T&S or its agents at the addresses and in the manner referred to in paragraph 3(a) of this Part B. Notification by telex, e-mail or facsimile transmission will not be sufficient.

2. Announcements

(a) Without prejudice to paragraph 3(a) of this Part B, by 7.30 a.m. (London time) on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes unconditional or is revised or extended, as the case may be (or such later time and/or date as the Panel may permit), Tesco will make an appropriate announcement and simultaneously inform the London Stock Exchange of the position. Such announcement will also state (unless, in relation to the Offer, as the Panel may otherwise permit) the total number of T&S Shares and rights over T&S Shares (as nearly as practicable) as the case may be:

(i) for which acceptances of the Offer have been received;

(ii) acquired or agreed to be acquired by or on behalf of Tesco or any person acting or deemed to be acting in concert with it during the course of the Offer Period;

(iii) held by or on behalf of Tesco or any person acting or deemed to be acting in concert with it prior to the Offer Period; and

(iv) for which acceptances of the Offer have been received from any person acting or deemed to be acting in concert with Tesco for the purposes of the Offer,

and will specify the percentage of the T&S Shares represented by each of these figures. In computing the number of T&S Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes, subject to paragraph 5 of this Part B, acceptances and purchases which are not complete in all respects or which are

subject to verification provided that only acceptances and purchases permitted to be counted towards fulfilment of the acceptance condition in accordance with paragraph 5 of this Part B shall (unless as the Panel may otherwise permit) be included.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made by Tesco at any time up to, and will be announced no later than 7.30 a.m. (London time) on the relevant day or such later time(s) and/or date(s) as the Panel may agree. The announcement will also state the next expiry date (unless the Offer is then unconditional, in which case the announcement may state that the Offer will remain open until further notice).

(c) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Tesco include the release of an announcement by public relations consultants of Tesco or by Greenhill to the press and the delivery by hand or telephone or telex or facsimile or other electronic transmission of an announcement to the London Stock Exchange. An announcement made otherwise than to the London Stock Exchange shall be notified simultaneously to the London Stock Exchange (unless as the Panel may otherwise permit).

3. Rights of withdrawal

(a) If Tesco, having announced the Offer to be unconditional, fails by 3.30 p.m. (London time) on the relevant day (as defined in paragraph 2(a) of this Part B) (or such later time(s) and/or date(s) as the Panel may permit) to comply with any of the other requirements specified in paragraph 2(a) of this Part B, an accepting T&S Shareholder may (unless the Panel otherwise permits) immediately thereafter withdraw his acceptance of the Offer by written notice received either by hand or by post by Lloyds TSB Registrars on behalf of Tesco at The Causeway, Worthing, West Sussex BN99 6DA or, by hand only from Monday to Friday, between 9.00 a.m. and 5.00 p.m. at Antholin House, 71 Queen Street, London EC4N 1SL. Subject to paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by Tesco confirming, if such is the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. (London time) on 27 December 2002 (or such later time(s) and/or date(s) as the Panel may permit) the Offer has not become unconditional, an accepting T&S Shareholder may withdraw his acceptance at any time thereafter by written notice in the manner referred to in paragraph 3(a) of this Part B before the earlier of (i) the time when the Offer becomes unconditional as to acceptances and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) of this Part B.

(c) If a "no extension" statement and/or a "no increase" statement has been withdrawn in accordance with paragraph 1(d) of this Part B, any T&S Shareholder who accepted the Offer after the date of such a statement may withdraw his acceptance by written notice in the manner referred to in paragraph 3(a) of this Part B not later than eight days after the date on which written notice of such withdrawal is posted to the relevant T&S Shareholder.

(d) Except as provided by this paragraph 3 and paragraph 4 of this Part B or as otherwise permitted by Tesco (either generally or for any particular T&S Shareholder) acceptances of the Offer shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting T&S Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment is produced with the notice in a form satisfactory to Tesco). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice

which is postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Tesco or its agents to have been sent from the United States, Canada, Australia or Japan or from a US person or a resident of Canada, Australia or Japan will be treated as valid.

(f) All questions of validity (including time of receipt) of any notice of withdrawal will be determined by Tesco whose determination (save as the Panel otherwise determines) will be final and binding. Neither Tesco nor Greenhill nor Lloyds TSB Registrars will be under any duty to give notification of any defects in any notice of withdrawal or will incur any liability for failure to do so.

(g) Immediately (or within such longer period, not exceeding 14 days, as the Panel may permit) upon a T&S Shareholder validly withdrawing his acceptance, in respect of T&S Shares held in uncertificated form, Lloyds TSB Registrars will give the TFE instruction to CRESTCo to transfer all T&S Shares held in escrow balances to the original available balances of the T&S Shareholder concerned and, in respect of T&S Shares held in certificated form, Lloyds TSB Registrars will return all share certificates and/or other documents of title to the T&S Shareholder concerned.

4. Revised offer

(a) Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise), which Tesco reserves the right to do, and such revision represents, on the date on which such revision is announced (on such basis as Greenhill advise Tesco that they consider appropriate), an improvement or no diminution in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a T&S Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 4(c), 4(d) and 7 of this Part B, be made available to any T&S Shareholder who has validly accepted the Offer in its original or any previously revised form(s) and who has not validly withdrawn such acceptance (a "previous acceptor"). The acceptance of the Offer by or on behalf of a previous acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(c), 4(d) and 7 of this Part B, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of each of Tesco and/or any Director of Tesco and/or Greenhill and/or any director of Greenhill and their respective agents as his/her attorney and/or agent (the "attorney") with authority:

(i) to accept any such revised Offer on behalf of such previous acceptor;

(ii) if such revised Offer includes any alternative form or forms of consideration, to make such elections for and/or accept such alternative form or forms of consideration on his behalf in the proportions such attorney in his absolute discretion thinks fit; and

(iii) to execute on behalf of and in the name of such previous acceptor all such further documents (if any) and to do all such things (if any) as may be required to give full effect to such acceptances and/or elections.

In making any such election and/or acceptance, such attorney shall take into account the nature of any previous elections and/or acceptances made by or on behalf of the previous acceptor and such other facts or matters as he may reasonably consider relevant.

(b) Subject to paragraphs 4(c) and (d) of this Part B, the authorities and powers of attorney conferred by this paragraph 4 and any acceptance of a revised Offer and/or any alternative forms of consideration and/or any election(s) pursuant thereto shall be irrevocable unless and until the previous acceptor (being a T&S Shareholder) validly withdraws his acceptance under paragraph 3 of this Part B.

(c) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the exercise of the authorities and powers of attorney conferred by that paragraph shall be ineffective to the extent that a previous acceptor shall lodge with Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(a) of this Part B, within

14 days of the posting of the document containing the revised Offer, a Form of Acceptance in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner than that set out in his original acceptance.

(d) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the authorities and powers of attorney conferred by that paragraph shall not be exercised if, as a result thereof, the previous acceptor would (on such basis as Greenhill advise Tesco that they consider appropriate) thereby receive less in aggregate in consideration under the revised Offer as the case may be than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him or on his behalf (unless such previous acceptor has previously agreed in writing to receive less in aggregate consideration). The authorities conferred by paragraph 4(a) of this Part B shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph 4.

(e) Tesco and Greenhill reserve the right subject to paragraph 3(a) of this Part B to treat an executed Form of Acceptance (in respect of the Offer in its original or any previously revised form(s)) which is received (or dated) on or after the announcement of the Offer in any revised form, as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative form or forms of consideration (if any). Such acceptances shall constitute an authority in the terms of paragraph 4(a) of this Part B, with due alteration of details, on behalf of the relevant shareholder.

5. Acceptances and purchases

Except as otherwise agreed by the Panel:

(a) without prejudice to the right reserved by Tesco and Greenhill to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE instruction, an acceptance of the Offer shall not be treated as valid for the purposes of the acceptance condition unless the requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it;

(b) a purchase of T&S Shares by Tesco or a wholly-owned subsidiary of Tesco or their respective nominee(s) (or, in the case of a Rule 9 offer, by any person acting in concert with Tesco or a wholly-owned subsidiary of Tesco or their nominees) will only be treated as valid for the purposes of the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it; and

(c) before the Offer may become or be declared unconditional, Lloyds TSB Registrars must have issued a certificate to Tesco and/or to Greenhill which states the number of T&S Shares in respect of which acceptances have been received and which comply with paragraph 5(a) of this Part B, and the number of T&S Shares otherwise acquired, whether before or during the Offer Period, which comply with paragraph 5(b) of this Part B. Copies of such certificate will be sent to the Panel and to the advisers of T&S as soon as possible after issue.

For the avoidance of doubt, the Offer may not be accepted otherwise than by means of a Form of Acceptance.

6. General

(a) Except with the Panel's consent, the Offer will lapse unless all of the conditions relating to the Offer have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Tesco in its reasonable opinion to be or remain satisfied in each case by midnight (London time) on 14 January 2003 or by midnight (London time) on the date which is 21 days after the date on which the Offer becomes unconditional as to acceptances, whichever is the later, or such later date(s) as Tesco may, with the Panel's consent, decide. If the Offer lapses, then the Offer shall cease to be capable of further acceptance and Tesco and Greenhill and T&S Shareholders shall cease to be bound by prior acceptances delivered before the time the Offer lapses.

(b) The Offer will lapse if the acquisition of T&S by Tesco is referred to the Competition Commission before the later of 3.00 p.m. (London time) on 6 December 2002 and the date when the Offer becomes or is declared unconditional as to acceptances. In such a case, Tesco shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

(c) Except with the Panel's consent, settlement of the consideration to which any T&S Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer and as otherwise set out in this document without regard to any lien, right of set-off, counterclaim or other analogous right to which Tesco and/or Greenhill may otherwise be, or claim to be, entitled as against such T&S Shareholder and will (subject to paragraph 7 of this Part B) be posted or settled not later than 14 days after the Offer becomes unconditional in all respects or 14 days after receipt of a valid and complete acceptance, whichever is the later.

(d) The Offer is made on 15 November 2002 to all T&S Shareholders including those to whom this document may not be despatched and is capable of acceptance after that date. Copies of this document, the Form of Acceptance and any related documents are available from Lloyds TSB Registrars, at the addresses set out in paragraph 3(a) of this Part B. The Offer is being made by means of this document and is being advertised in the *Financial Times* (UK edition) on 15 November 2002. The first closing date of the Offer for the purposes of the City Code is 6 December 2002.

(e) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance form part of the terms of the Offer. Words and expressions defined in this document apply in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated into the Form of Acceptance.

(f) The Offer, all acceptances thereof or pursuant thereto, this document, the Form of Acceptance, all contracts made pursuant to the Offer, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a T&S Shareholder and Tesco, or Lloyds TSB Registrars shall be governed by and shall be construed in accordance with the laws of England and Wales.

(g) Execution of a Form of Acceptance by or on behalf of a T&S Shareholder will constitute his/her agreement that the courts of England and Wales are (subject to paragraph 6(h) of this Part B) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, the Offer and the Form of Acceptance or otherwise arising in connection with the Offer and the Form of Acceptance, and for such purposes that he/she irrevocably submits to the jurisdiction of the courts of England and Wales.

(h) Execution of the Form of Acceptance by or on behalf of an accepting T&S Shareholder will constitute his/her agreement that the agreement in paragraph 6(g) of this Part B is included for the benefit of Tesco, Greenhill and Lloyds TSB Registrars and accordingly, notwithstanding the exclusive agreement in paragraph 6(g) of this Part B, Tesco, Greenhill and Lloyds TSB Registrars shall each retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the accepting T&S Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(i) If the expiry date of the Offer is extended, any reference in this document and in the Form of Acceptance to 6 December 2002 shall, except in paragraphs 1(a) and 6(b) of this Part B and where the context otherwise requires, be deemed to refer to the expiry date of the Offer as so extended.

(j) Any omission or failure (or decision not) to despatch this document or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made,

shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. Subject to paragraph 7 of this Part B, the Offer extends to any such person and to all T&S Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched and who may not receive such documents, and such persons may collect copies of those documents from Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(a) of this Part B.

(k) If the Offer does not become unconditional in all respects:

(i) if the T&S Shares are held in certificated form, the Form of Acceptance, the share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as the Panel may permit) within 14 days of the Offer lapsing, at the risk of the T&S Shareholder concerned, to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in Box 6 of the Form of Acceptance relating to the Offer or, if none is set out, to the first-named registered holder at his/her address outside the United States, Canada, Australia or Japan set out in Box 3 of the Form of Acceptance. No such documents will be sent to an address in the United States, Canada, Australia or Japan; and

(ii) if the T&S Shares are held in uncertificated form, Lloyds TSB Registrars will, immediately after the Offer lapses (or within such longer period as the Panel may permit not exceeding 14 days of the Offer lapsing), give instructions to CRESTCo to transfer all T&S Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the T&S Shareholders concerned.

(l) All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the T&S Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with Section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority validly withdraws his acceptance in accordance with paragraph 3 of this Part B.

(m) No acknowledgement or receipt of any Form of Acceptance, transfer by means of CREST, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Tesco.

(n) Without prejudice to any other provisions of this Part B, Tesco and Greenhill reserve the right to treat a Form of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE instruction or if received by Lloyds TSB Registrars or otherwise on behalf of either of them at any place or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(o) All communications, notices, certificates and documents of title to be delivered by or sent to or from any T&S Shareholder will be delivered by or sent to or from them (or their designated agents) at their risk.

(p) Tesco and Greenhill reserve the right to notify any matter (including the making of the Offer) to all or any T&S Shareholder(s):

(i) with a registered address outside the United Kingdom; or

(ii) who Tesco or Greenhill know to be a nominee, trustee or custodian holding T&S Shares for persons who are citizens, residents or nationals of jurisdictions outside the United Kingdom,

by announcement or paid advertisement in any daily newspaper published and circulated in the UK or any part thereof (in which case such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any such T&S Shareholder to receive or see such notice). All references in this document to notice in writing by or on behalf of Tesco

(other than in paragraph 1(e) and paragraph 3 of this Part B) shall be construed accordingly. No such documents will be sent to an address in the United States, Canada, Australia or Japan.

(q) If the Offer becomes, or is declared, unconditional in all respects and sufficient acceptances are received and/or sufficient T&S Shares are otherwise acquired, Tesco intends to apply the provisions of Sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding T&S Shares to which the Offer relates not acquired or agreed to be acquired pursuant to the Offer or otherwise. It is also intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Tesco will procure that T&S applies to the UK Listing Authority for the listing of the T&S Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the T&S Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

(r) Due completion of a Form of Acceptance will constitute an instruction to Tesco that, on the Offer becoming unconditional in all respects, all mandates, instructions and other instruments (entered in the records of T&S immediately prior to the Offer becoming or being declared unconditional in all respects) in force relating to T&S Shares will, unless and until revoked or varied, continue in full force, with due alteration of details, in relation to new Tesco Shares allotted or issued to the relevant T&S Shareholder pursuant to the Offer. If a T&S Shareholder has existing Tesco Shares, the mandates, instructions and instruments in force for the existing Tesco Shares will supersede the mandates, instructions and instruments for the T&S Shares.

(s) If the Panel requires Tesco to make an offer for T&S Shares under the provisions of Rule 9 of the City Code, Tesco may make such alterations to the conditions of the Offer, including condition 1(a) of Part A of this Appendix I, as are necessary to comply with the provisions of that Rule.

(t) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

(u) In relation to any acceptance of the Offer in respect of a holding of T&S Shares which is in uncertificated form, Tesco reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the Panel's consent.

(v) The T&S Shares which are the subject of the Offer will be acquired by Tesco fully paid and free from all liens, charges, equitable interests, encumbrances and other third party rights and/or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared, made or paid hereafter, save that T&S Shareholders will be entitled to retain the right to receive the interim dividend of 4.92 pence per T&S Share to be paid on 29 November 2002 by reference to shareholders on the register as at the record date of 1 November 2002.

(w) Fractions of new Tesco Shares will not be allotted or issued pursuant to the Offer but will be aggregated and retained for the benefit of Tesco.

(x) To the extent that any T&S Shares are held by a person (other than a person who falls within paragraph 7 of this Part B) whose receipt of new Tesco Shares pursuant to an acceptance of the Offer would be in contravention of applicable law, such persons may request Tesco to allot any new Tesco Shares to which it would otherwise become entitled to some other person. Tesco shall be under no obligation to comply with such request.

7. Overseas shareholders

(a) The making of the Offer in, or to persons resident in or nationals of or citizens of, jurisdictions outside the UK or who are nominees of, custodians or trustees for, citizens or nationals of other countries ("overseas shareholders") may be affected by the laws of the relevant overseas jurisdiction. The overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including the obtaining of any governmental, exchange control or other consents which may be required, or compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or duties or other payments by whomsoever payable and Tesco and Greenhill (and any person acting on behalf of any of them) shall be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes or duties as Tesco or Greenhill (and any person acting on behalf of any of them) may be required to pay.

(b) In particular, the Offer is not being and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other form of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within these jurisdictions.

(c) Accordingly, copies of this document, the Form of Acceptance and any related documents are not being, and must not be, mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States, Canada, Australia or Japan, including to T&S Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons who Tesco and/or Greenhill know to be nominees, trustees or custodians holding T&S Shares for persons with addresses in the United States, Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them in, into or from, the United States, Canada, Australia or Japan or use such mails or any such means or instrumentality for any purpose, directly or indirectly, in connection with the Offer. Doing so will render invalid any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use the United States, Canadian, Australian or Japanese mails or any such means, instrumentality or facility for any purpose, directly or indirectly, relating to acceptance of the Offer. Envelopes containing Forms of Acceptance, evidence of title or any other related document should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the consideration to which they are entitled under the Offer or for the return of Form of Acceptance and share certificate(s) and/or other document(s) of title.

(d) A T&S Shareholder will be deemed NOT to have accepted the Offer if (i) he/she puts "NO" in Box 5 of the Form of Acceptance relating to the Offer and therefore does not give the representation and warranty set out in paragraph (d) of Part C of this Appendix I or (ii) he/she completes Box 3 of the Form of Acceptance relating to the Offer with an address in the United States, Canada, Australia or Japan or, having a registered address in the United States, Canada, Australia or Japan, he/she does not insert in Box 6 of the Form of Acceptance relating to the Offer the name and address of a person or agent outside the United States, Canada, Australia or Japan to whom he/she wishes the consideration to which he/she is entitled under the Offer to be sent; or (iii) he/she inserts in Box 6 of the Form of Acceptance relating to the Offer the name and address and/or telephone number of a person or agent in the United States, Canada, Australia or Japan to whom he/she wishes the consideration to which he/she is entitled under the Offer to be sent; or (iv) in any case, the Form of

Acceptance received from him/her is received in an envelope postmarked in, or which otherwise appears to Tesco or its agents to have been sent from, the United States, Canada, Australia or Japan.

Tesco reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (d) of Part C of this Appendix I could have been truthfully given by the relevant T&S Shareholder and, if such investigation is made and as a result Tesco determines that such representation and warranty could not have been so given, such acceptance shall not be valid.

(e) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise forwards this document, the Form of Acceptance or any related document in, into or from the United States, Canada, Australia or Japan or uses, directly or indirectly, the mails or any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other form of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States, Canada, Australia or Japan, such person should (i) inform the recipient of such fact, (ii) explain to the recipient that such action will invalidate any purported acceptance by the recipient and (iii) draw the attention of the recipient to this paragraph 7.

(f) The availability of new Tesco Shares to be issued pursuant to the Offer to overseas shareholders may be affected by the laws of the relevant overseas jurisdiction. The overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder acquiring new Tesco Shares to satisfy himself/herself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the acquiring of new Tesco Shares, including the obtaining of any governmental, exchange control or other consents which may be required, or compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction.

(g) The new Tesco Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act, or under the securities laws of any state of the United States; the relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities or Investments Commission or the Japanese Ministry of Finance; and the new Tesco Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the new Tesco Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or (unless an exemption under relevant securities laws applies), in or into Canada, Australia or Japan or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

(h) The provisions of this paragraph 7 supersede any terms of the Offer relating to overseas shareholders inconsistent with them. The provisions of this paragraph and/or any other terms of the Offer relating to overseas T&S Shareholders may be waived, varied or modified as regards specific T&S Shareholder(s) or on a general basis by Tesco in its absolute discretion. In particular, without limitation, Tesco reserves the right to arrange for the sale or allotment of new Tesco Shares to which overseas shareholders may otherwise be entitled pursuant to the Offer or pursuant to Part XIIIA of the Act and to remit the cash proceeds of such sale or allotment, net of expenses, to such overseas shareholders instead. Tesco will have no obligations whatsoever in relation to the timing of such sales or allotments or the price obtained and such sales or allotments may be made individually or together with other new Tesco Shares to which such provisions apply. In such circumstances, any signed Form

of Acceptance received pursuant to the Offer shall constitute the irrevocable appointment of each of Tesco and/or any Director of Tesco and/or Greenhill and/or any director of Greenhill and their respective agents as the relevant T&S Shareholder's attorney and/or agent to effect such sale as his agent with full power (including powers of delegation) to do all such things as may be necessary for or ancillary to such purpose.

(i) Neither Tesco nor any Director of Tesco nor Greenhill nor any Greenhill director nor any of their respective agents shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

References in this paragraph 7 to a T&S Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph 7 shall apply to them jointly and to each of them.

Overseas T&S Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

Part C: Form of Acceptance

Each T&S Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and lodged with Lloyds TSB Registrars irrevocably undertakes, represents, warrants and agrees to and with Tesco, Greenhill and Lloyds TSB Registrars, (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance in respect of T&S Shares shall constitute:

(i) an acceptance of the Offer in respect of the number of T&S Shares inserted, or deemed to be inserted, in Box 1 of the Form of Acceptance;

(ii) an authority to Tesco or its agents to execute any further documents and give any further assurances which may be required in connection with any or the foregoing and/or an undertaking to execute any further documents and give any further assurances which may be required to enable Tesco to obtain the full benefit of the terms of this Part C and/or to perfect any of the authorities expressed to be given hereunder,

in each case on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable, provided that if (i) no Boxes are completed; or (ii) the total number of T&S Shares inserted in Box 1 is greater than the number of T&S Shares comprised in the acceptance; or (iii) the acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance of the Offer in respect of all T&S Shares comprised in the acceptance;

(b) for the purposes of this Appendix I and the Form of Acceptance:

(i) the phrase "T&S Shares comprised in the acceptance" shall mean the number of T&S Shares inserted in Box 1 of the Form of Acceptance or, if no number is inserted, the greater of:

(A) the relevant T&S Shareholder's entire holding of T&S Shares as disclosed by details of the register of members made available to Lloyds TSB Registrars prior to the time the relevant Form of Acceptance is processed by them;

(B) the relevant T&S Shareholder's entire holding of T&S Shares as disclosed by details of the register of members made available to Lloyds TSB Registrars prior to the latest time for receipt of Form of Acceptance which can be taken into account in determining whether the Offer is unconditional as to acceptances; and

(C) the number of T&S Shares in respect of which certificates or an indemnity in lieu thereof is received and/or, in respect of any T&S Shares in CREST, the number of such shares that are transferred by the relevant T&S Shareholder to his escrow account by means of a TTE instruction;

(c) that the T&S Shares in respect of which the Offer is accepted or deemed to be accepted will be sold free from all liens, charges, equitable interests, encumbrances and other third party rights and/or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared, made or paid hereafter, save that T&S Shareholders will be entitled to retain the right to receive the interim dividend of 4.92 pence per T&S Share to be paid on 29 November 2002 by reference to shareholders on the register as at the record date of 1 November 2002.

Fractions of new Tesco Shares will not be allotted or issued pursuant to the Offer but will be aggregated and retained for the benefit of Tesco.

(d) that, unless "NO" is inserted in Box 5 of the Form of Acceptance, such T&S Shareholder has not received or mailed, transmitted or otherwise forwarded, distributed or sent, in whole or in part, copies or originals of this document, the Form of Acceptance or any related

document in, into or from, the United States, Canada, Australia or Japan and has not otherwise used in connection with the Offer, directly or indirectly, the mails or any means or instrumentality (including, without limitation, telephone, facsimile, telex, internet or other form of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States, Canada, Australia or Japan; was outside the United States, Canada, Australia and Japan when the Form of Acceptance was sent and at the time of accepting the Offer; and, in respect of the T&S Shares to which the Form of Acceptance relates, is not an agent or fiduciary for a principal who has given any instruction with respect to the Offer from within the United States, Canada, Australia or Japan; and that the Form of Acceptance has not been mailed or otherwise sent in, into or from, the United States, Canada, Australia or Japan or signed in the United States, Canada, Australia or Japan and such T&S Shareholder is not accepting the Offer for a person in the United States or a US person for whom such shareholder is acting on a non-discretionary basis or for any person who he/she has reason to believe has a view to, the offer, sale, delivery or distribution, directly or indirectly, of any new Tesco Shares in or into the United States, Canada, Australia or Japan and is lawfully entitled to receive new Tesco Shares under the laws of any jurisdiction to which he/she is subject, and if such accepting T&S Shareholder is not resident in the United Kingdom, he/she has observed the laws of all relevant jurisdictions, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes or duties due from him/her in each case in connection with such acceptance in any such jurisdiction and that he/she has not taken or omitted to take any action which will or may result in Tesco, Greenhill or any other person acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Offer or his/her acceptance thereof;

(e) that the execution of the Form of Acceptance and its delivery to the Lloyds TSB Registrars constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting T&S Shareholder not having validly withdrawn the acceptance, the irrevocable appointment of each of Tesco and/or any Director of Tesco and/or Greenhill and/or any Greenhill director and their respective agents as the relevant T&S Shareholder's attorney and/or agent (the "attorney") and an irrevocable instruction and authorisation to the attorney:

   (i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the T&S Shares referred to in paragraph (a) above in respect of which an accepting T&S Shareholder has not validly withdrawn his/her acceptance in favour of Tesco or such other person or persons as Tesco or its agents may direct;

   (ii) to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney together with the share certificate(s) and/or other document(s) of title relating to such T&S Shares for registration within six months of the Offer becoming unconditional in all respects; and

   (iii) to do all such other acts and things as may, in the opinion of the attorney, be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in Tesco or its nominee(s) the T&S Shares as aforesaid;

(f) that the execution of the Form of Acceptance and its delivery to Lloyds TSB Registrars constitutes the irrevocable appointment of Lloyds TSB Registrars as such T&S Shareholder's attorney and/or agent (the "attorney") and an irrevocable instruction and authority to the attorney:

   (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting T&S Shareholder not having validly withdrawn his/her acceptance, to transfer to itself (or to such other person or persons as Tesco or its agents may direct) by means of CREST all or any of the Relevant T&S Shares (as defined below) (but not exceeding the number of T&S Shares in respect of which the Offer is accepted or deemed to be accepted); and

(ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer as appropriate (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer) to transfer all Relevant T&S Shares to the original available balance of the accepting T&S Shareholder,

and for the purposes of this paragraph (f), "Relevant T&S Shares" means T&S Shares in uncertificated form and in respect of which a transfer or transfers to escrow have or have been effected pursuant to the procedures described in paragraph 14 of Part II of this document and where the transfer(s) to escrow was (or were) made in respect of T&S Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the relevant TTE instruction);

(g) that the execution of the Form of Acceptance and its delivery to Lloyds TSB Registrars constitutes, subject to the Offer becoming unconditional in all respects and to an accepting T&S Shareholder not having validly withdrawn his/her acceptance, an irrevocable authority and request:

(i) (subject to the provisions of paragraph 7 of Part B of this Appendix I) to T&S or its agents to procure the registration of the transfer of the T&S Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Tesco or to such other person or persons as Tesco or its agents may direct;

(ii) (subject to the provisions of paragraph 7 of Part B of this Appendix I), to Tesco or its agents to procure that such T&S Shareholder's name is entered in the register of members of Tesco in respect of the new Tesco Shares;

(iii) (subject to the provisions of paragraph 7 of Part B of this Appendix I) if the T&S Shares concerned are in certificated form or if either of the provisos to sub-paragraph (iv) below apply, to Tesco or Greenhill or their respective agents, to procure the despatch by post (or such other method as the Panel may permit) of the relevant definitive certificate(s) or other document(s) of title, to which an accepting T&S Shareholder may become entitled pursuant to his/her acceptance of the Offer to which such T&S Shareholder as appropriate is entitled at the risk of such T&S Shareholder, to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in Box 6 of the Form of Acceptance relating to the Offer or, if none is set out, to the first-named registered holder at his/her address outside the United States, Canada, Australia or Japan;

(iv) (subject to the provisions of paragraph 7 of Part B of this Appendix I) if the T&S Shares concerned are in uncertificated form, to issue any new Tesco Shares to which any T&S Shareholder is entitled in uncertificated form, provided that:

(A) Tesco may (if for any reason it wishes to do so) determine that all or any of such new Tesco Shares shall be issued in certificated form; and

(B) if the T&S Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Australia or Japan, all or any of such new Tesco Shares to which the T&S Shareholder is entitled shall be issued in certificated form,

provided that sub-paragraph (iii) above shall apply to the despatch of any certificate(s) or other document(s) of title by post pursuant to this sub-paragraph (iv); and

(v) to Tesco, T&S or their respective agents, to record and act on any instructions with regard to payments or notices or dividend mandates which have been entered in the records of T&S in respect of such T&S Shareholder's holding(s) of T&S Shares as if such notices or mandates have been given in respect of its holding of new Tesco Shares. If a

T&S Shareholder has existing Tesco Shares, the mandates, instructions and instruments in force for the existing Tesco Shares will supersede the mandates, instructions and instruments for the T&S Shares;

(h) that the execution of the relevant Form of Acceptance and its delivery to Lloyds TSB Registrars constitutes the irrevocable appointment of each of Tesco and/or any Director of Tesco and/or Greenhill and/or any Greenhill director and their respective agents as the relevant T&S Shareholder's attorney and/or agent (the "attorney") under the terms of paragraph 4 of Part B of this Appendix I and with authority to execute any further documents and give any further assurances which may be required in connection with the matters referred to in paragraph 4 of Part B of this Appendix I;

(i) that, subject to the Offer becoming or being declared unconditional in all respects (or, if the Offer will become unconditional in all respects or lapse depending upon the outcome of the resolution in question or in such other circumstances as Tesco may request and the Panel may permit), in respect of T&S Shares in respect of which the Offer has been accepted, or is deemed to have been accepted, which acceptance has not been validly withdrawn, and which have not been registered in the name of Tesco or as it may direct:

(i) Tesco or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of T&S or of any class of its shareholders) attaching to any such T&S Shares;

(ii) the execution of the Form of Acceptance by a T&S Shareholder shall constitute with regard to such T&S Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) an authority to T&S and/or its agents from such T&S Shareholder to send any notice, circular, warrant or other document or communication which may be required to be sent to him/her as a member of T&S (including any share certificate(s) and/or other document(s) of title issued as a result of conversion of such T&S Shares into certificated form) to Tesco at its registered office;

(B) an irrevocable authority to Tesco or its agents to sign any consent to short notice of a general meeting on his/her behalf and/or to attend and/or to execute a form of proxy in respect of such T&S Shares appointing any person nominated by Tesco to attend general meetings and separate class meetings of T&S or its members or any of them (and any adjournments thereof) and to exercise the votes attaching to such T&S Shares on his/her behalf, such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) the agreement of such T&S Shareholder not to exercise any of such rights without the consent of Tesco and the irrevocable undertaking of such T&S Shareholder not to appoint a proxy for or to attend any such general meeting or separate class meeting;

(j) that he/she will deliver, or procure the delivery of, to Lloyds TSB Registrars at either of the addresses set out in paragraph 3(a) of Part B of this Appendix I his/her share certificate(s) and/or other document(s) of title in respect of all T&S Shares which are in certificated form and which are referred to in paragraph (a) of this Part C and in relation to which acceptance has not been validly withdrawn, or an indemnity acceptable to Tesco in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(k) that he/she will take (or procure to be taken) the action set out in paragraph 14 of Part II of this document to transfer all T&S Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn and which are held by the T&S Shareholder in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming or being declared unconditional in all respects;

(l) that if, for any reason, any T&S Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 14 of Part II of this document are converted to certificated form, he/she will (without prejudice to paragraph (i) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) and/or other document(s) of title in respect of all such T&S Shares as so converted to Lloyds TSB Registrars at either of the addresses referred to in paragraph 3(a) of Part B of this Appendix I or to Tesco at its registered office or as Tesco or its agents may direct;

(m) that, if he/she accepts the Offer, he/she will do all such acts and things as shall, in the opinion of Tesco, Greenhill or Lloyds TSB Registrars be necessary or expedient to vest in Tesco or its nominee(s) or such other person as Tesco may decide the number of T&S Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and all such acts and things as may be necessary or expedient to enable Lloyds TSB Registrars to perform its functions as Escrow Agent for the purposes of the Offer;

(n) that the terms and conditions of this Appendix I are incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

(o) that he/she agrees to ratify each and every act or thing which may be done or effected by each of Tesco and/or any Director of Tesco and/or Greenhill and/or any Greenhill director and their respective agents and/or by Lloyds TSB Registrars and/or its agents or T&S and/or its agents, as the case may be, in the proper exercise of any of its or his/her powers and/or authorities hereunder and to indemnify each such person from losses arising therefrom;

(p) that on execution, the Form of Acceptance shall take effect as a deed;

(q) that if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Tesco and/or any Director of Tesco and/or Greenhill and/or any Greenhill director and their respective agents and/or Lloyds TSB Registrars and/or its agents and/or T&S and/or its agents, as the case may be, the benefit or authority expressed to be given therein, he/she shall with all practicable speed do all such acts and things and execute all such documents as may be required to enable Tesco and/or any Director of Tesco and/or Greenhill and/or any Greenhill director and their respective agents and/or Lloyds TSB Registrars and/or its agents or T&S and/or its agents, as the case may be, to secure the full benefits of Part B of this Appendix I and this Part C; and

(r) without prejudice to paragraph 6(h) of Part B of Appendix I, that he/she submits, in relation to all matters arising out of the Offer and the Form of Acceptance, to the exclusive jurisdiction of the courts of England and Wales.

References in this Part C to a T&S Shareholder shall include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

Financial effects of acceptance of the Offer

The following table sets out, for illustrative purposes only, on the bases and assumptions set out in the notes below, the financial effects on capital value and gross income for a holder of 100 T&S Shares validly accepting the Offer, assuming the Offer becomes or is declared unconditional in all respects:

		Notes	*Offer (£)*
(i)	Increase in capital value (based on Tesco Share price of 203p):		
	Market value of 224.14 Tesco Shares	1	455
	Market value of 100 T&S Shares	3	359
	Increase in capital value		96
	Representing an increase of		**26.7%**
(ii)	Increase in capital value (based on Tesco Share price of 198.25p)	*Notes*	*Offer (£)*
	Market value of 224.14 Tesco Shares	2	444
	Market value of 100 T&S Shares	3	359
	Increase in capital value		85
	Representing an increase of		**23.8%**
(iii)	Gross income effect:	*Notes*	*Offer (£)*
	Gross dividend from 224.14 Tesco Shares	4	14.44
	Gross dividend from 100 T&S Shares	5	13.69
	Increase in gross income		0.75
	Representing an increase of		**5.5%**

Notes:

1. The market value of Tesco Shares is based on the Closing Price of a Tesco Share of 203 pence as derived from the Daily Official List at the close of business on 29 October 2002 (the last dealing day prior to the Announcement).
2. The market value of Tesco Shares is based on the Closing Price of a Tesco Share of 198.25 pence as derived from the Daily Official List at the close of business on 13 November 2002 (the last practicable day prior to the posting of this document).
3. The market value of T&S Shares is based on the Closing Price of a T&S Share of 359 pence as derived from the Daily Official List at the close of business on 29 October 2002, the last dealing day prior to the Announcement.
4. The gross dividend income on Tesco Shares is based on the aggregate of:
   (a) the final dividend of 3.93p (net) per Tesco Share paid in respect of the 52 weeks ended 23 February 2002 together with an associated tax credit of one-ninth of the amount paid; and
   (b) the interim dividend of 1.87p (net) per Tesco Share paid in respect of the 24 weeks ended 10 August 2002 together with an associated tax credit of one-ninth of the amount paid.
5. The gross dividend income on T&S Shares is based on the aggregate of:
   (c) the final dividend of 7.4p (net) per T&S Share paid in respect of the 52 weeks ended 29 December 2001 together with an associated tax credit of one-ninth of the amount paid; and
   (d) the interim dividend of 4.92p (net) per T&S Share paid in respect of the 26 weeks ended 29 June 2002 together with an associated tax credit of one-ninth of the amount paid.
6. No account has been taken of any liability to taxation (except as mentioned in notes 4 and 5 above).

APPENDIX III

Financial information on Tesco

Basis of financial information

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information shown in Part A has been extracted, without adjustment, from the interim report for the 24 weeks ended 10 August 2002 which was released on 2 October 2002 in line with the results released on 17 September 2002. The financial information in Part B has been extracted, without material adjustments, from the full audited consolidated accounts of Tesco for the three years ended 23 February 2002. Copies of the accounts for each of the three years ended 23 February 2002 have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6BH have made a report under section 235 of the Act in respect of the statutory consolidated accounts for each of the years ended 23 February 2002. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Part A: Interim results

Set out below is the full text of Tesco's unaudited interim report for the 24 weeks ended 10 August 2002.

Chairman's statement

Financial

Group Sales increased by 10.6 per cent. to £12.7 billion (2001 - £11.5 billion).

Group profit before tax increased by 13.3 per cent. to £545 million, excluding the net loss on disposal of fixed assets and goodwill amortisation.

UK sales grew by 6.8 per cent. to £10.5 billion (2001 - £9.8 billion) of which 3.9 per cent. came from existing stores and 2.9 per cent. from net new stores. Existing store growth has been driven by strong volumes of 5.5 per cent. Our continued price cuts drive prices down and in the first half we saw deflation of 1.6 per cent.

UK operating profit was 7.2 per cent. higher at £537 million (2001 - £501 million). The operating margin remained broadly flat at 5.6 per cent.

Total international sales grew by 32.3 per cent. to £2.3 billion and contributed £59 million to profits, up 78.8 per cent. on last year.

In the rest of Europe sales rose by 18.7 per cent. to £1.3 billion (2001 - £1.1 billion) and contributed an operating profit of £36 million, up 50.0 per cent. on last year.

In Asia sales were up 54.4 per cent. to £1.0 billion and we made an operating profit of £23 million up 155.6 per cent.

Our share of profit from joint ventures and associates for the first half was £27 million compared to £15 million in the first half last year. Within this, our share of Tesco Personal Finance pre-tax profit was £17 million, up 143 per cent.

Tesco.com in total achieved sales of £186 million up 27.0 per cent. on the first half last year and made a profit of £1.9 million (excluding GroceryWorks' start-up costs).

Net interest payable was £78 million (2001 - £68 million).

Tax has been charged at an effective rate of 30.3 per cent. (2001 - 31.2 per cent.). Prior to accounting for the net loss on disposal of fixed assets and goodwill amortisation, our underlying tax rate was 29.7 per cent. (2001 - 30.6 per cent.).

Adjusted diluted earnings per share increased by 13.8 per cent. to 5.44p (2001 - 4.78p).

The Board has proposed an interim dividend of 1.87p (2001 - 1.67p). This represents an increase of 12.0 per cent. on last year and dividend cover of 2.91 times. The interim dividend will be paid on 29 November 2002 to shareholders on the Register of Members at the close of business on 27 September 2002. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be 29 November 2002.

Group capital expenditure in the first half was £891 million (2001 - £697 million). UK capital expenditure was £530 million, including £304 million on new stores and £108 million on extensions and refits. Total international capital expenditure was £361 million including £235 million in Asia and £126 million in Europe. We anticipate group capital expenditure for the full year to be around £2.1 billion.

Net debt at the half year increased by £0.9 billion to £4.5 billion (Feb 2002 - £3.6 billion), with gearing increasing to 78 per cent. (Feb 2002 - 64 per cent.) reflecting our growth programme at home and overseas.

Strategy

The four key elements of our strategy remain the same and continue to deliver: a strong UK core business, non-food, retailing services and international. Our customer-focused strategy repeatedly delivers solid results, through bringing value, choice and convenience to millions of customers every week.

In the first half we have:

- gained market share from our UK competitors;
- developed our international business through new formats and local consolidation;
- increased non-food sales strongly and launched our exclusive new clothing brand, Cherokee; and
- grown profits significantly in retailing services.

Our expansion outside the UK is a long-term effort. Even now after five years, it is still new, but we have made real progress.

We have found a formula for international growth which works because it plays to Tesco strengths:

- focus on a country;
- tailor everything around the customer;
- build the best store network; and
- when you get in front, stay in front.

UK Business

There has been concern about a slowing retail market. What we have seen is a return to a more normal level of sales across the industry. Our strategy of providing exceptional value and choice for customers has served us well in this environment.

We have seen UK sales grow by 6.8 per cent. in the first half, including 5.5 per cent. like-for-like volume, contributing to a 24 per cent. volume growth in the last five years.

This year, we have already invested over £100 million in price. We will continue to invest ensuring we offer the cheapest products for our customers. This, combined with good service, reinforces our position as Britain's best value supermarket.

Clubcard is the UK's biggest loyalty scheme and we know from customers that it is their favourite. Through the introduction of Air Miles we have attracted over 60,000 new customers.

We innovate through our step change programme, ensuring efficiency savings are passed on to our customers. We are on track to deliver savings of £180 million this year through these programmes.

Our step change programmes focus on:

- continuous replenishment, which has now been rolled out to all our ranges. It reduces lead times, improves product availability for customers and increases productivity through one touch replenishment; and
- primary distribution which is improving the first part of the supply chain from factory to depot, delivering significant cost savings and a simpler system for manufacturers. Over six million cases a week from 500 suppliers are now being managed by the primary team.

New Space

Our development programme in the UK is on track with 37 new stores opening in the first half. We plan to open 1.5 million sq. ft. of new selling space this year. We will have 62 Extra stores by the year end, from a base of only one in 1997.

Our regeneration programme goes from strength to strength with Beckton in East London opening in September. Our regeneration schemes have already provided training and employment for over 1,300 unemployed people, many of whom were long-term unemployed. We have 13 regeneration partnerships in different stages of development and plan to launch another eight in the coming months.

Our refresh and extension programme has improved 57 stores in the first half. We use customer and staff feedback to improve the store and deliver better returns.

Our 100th Express store opened in September in Christchurch, Dorset. Express meets the growing consumer demand for convenience within a £20 billion market. These stores are the new 'local shop' and we see the opportunity to build a substantial business in the UK.

Customers like our Express stores because they offer:

- a good range;
- convenient location;
- outstanding quality; and
- fantastic prices.

Non-food

Some of the highlights from the first half included achieving:

- the UK's largest market share of the recent Lord of the Rings video and DVD launch;
- the strongest growth in magazine sales of any retailer;
- 13 per cent. of chart music sales; and

Earlier this month we launched Cherokee clothing in our stores.

Cherokee is the third biggest clothing brand in the USA, now exclusive to Tesco in the UK and we are delighted with the initial reaction from our customers.

Cherokee, Florence and Fred, and Value lines now give us an exciting clothing offer, bringing value, choice and convenience to our customers in a growing number of stores.

Retailing Services

Tesco Personal Finance is popular, because it brings outstanding value and excellent customer service. In just five years we have grown a substantial business delivering strong profits.

We now have:

- over three million customer accounts;

- over 600,000 motor insurance policies; and
- over £6 million deposited at the till each week providing convenience for thousands of customers.

Tesco.com grew sales by 27 per cent. in the first half and increased profits to £1.9 million (excluding GroceryWorks' start-up costs). Our UK grocery home shopping business covers 95 per cent. of the population, and has over 85,000 weekly orders. We have recently launched a pocket PC shopper, a new innovation that allows customers to shop for groceries any time, any place.

We are an international .com retailer. Our home shopping model is now working in the Republic of Ireland and Korea. Our joint venture with Safeway Inc. is operational in the USA and will soon be rolled out in Southern California.

Corporate Social Responsibility

We ensure that our stores reflect the communities in which they operate. In the first half of this year our Corporate Social Responsibility programme has included:

- Race for Life. More than 250,000 women and over 16,000 Tesco employees have participated, raising over £12 million for Cancer Research UK;
- Computers for Schools with 1,200 new schools taking part. We are on track to donate over £7 million to schools this year taking the total to over £77 million since the scheme began; and
- launching our new Corporate Social Responsibility website which covers everything from information for farmers to energy saving.

Our staff share in our success. Over 100,000 staff are shareholders benefiting from Save-as-you-Earn, Buy-as-you-Earn and Profit Share schemes. We have an award-winning pension scheme, which means all UK staff are eligible for a defined benefit pension, giving them the certainty and security for retirement that they deserve.

International

Our strategy of building a profitable international business of scale both in Europe and Asia continues to make excellent progress with sales up 32 per cent. and operating profit up 79 per cent.

We are market leader in the first five markets we entered. We are profitable in eight of our ten markets. We are on track to achieve our targets, including £140 million - £160 million operating profit from our developing markets, excluding Malaysia which has just started trading.

Our operating margins are improving each year. We are through the difficult period of start-up losses and initial learning. We now have a business model that is delivering increasing operating profits and covering the cost of funding.

Our two lead countries, Hungary and Thailand, will be covering their capital expenditure from internally generated cash next year. We would expect our other countries to follow this pattern over the next few years.

We now have a strong position achieved in a short period of time as an international retailer and there is substantial further growth to come.

We have firm evidence of success, proven management, excellent infrastructure and centralised distribution.

We are therefore in a good position to further our growth by increasing our share of retail spend through introducing new store formats in addition to our growing hypermarket chains.

These include the development of:

- Express stores;
- supermarkets; and

- smaller hypermarkets,

as well as a new up-country 'value format' to be trialled in Thailand.

In the first half we opened three hypermarkets in Europe and five in Asia. We will open 28 hypermarkets in the second half giving us over 150 hypermarkets by the end of 2002. We will have more space overseas than in the UK by 2003/04.

We will create 12,000 jobs in our overseas business by the year end, taking the total employed to over 77,000.

In **Europe**, all countries were profitable in the first half. We will have over 80 hypermarkets by the end of this year, making us the strongest retailer in the region.

In **Hungary**, we have built a business of scale, with a significant presence in Budapest.

This year we will open a further three stores, taking the total number of hypermarkets to 26 at the year end. In the first half sales grew by 26 per cent. and we are continuing to grow profits.

In **Poland**, the last market in Central Europe that we entered, we now have 15 hypermarkets. Total sales in the Tesco stores were up 24 per cent. in a tough trading environment. We are on track to make a good profit this year.

In the first half we acquired the HIT hypermarket business in Poland. This will double the size of our business to 30 hypermarkets and give us a leading position.

Very good progress has been made on the transaction. We have anti-trust approval and control of the operating companies. We soon expect to have final approval from the government for the transfer of the properties.

The combination of HIT and Tesco in Poland will significantly enhance our profile, and bring Tesco value, range and service to even more customers. We expect the HIT acquisition to be earnings neutral for the current year and enhance earnings from 2003/04.

In the **Czech Republic** and **Slovakia**, we have a successful business model and profits have increased substantially. We will have 11 hypermarkets in the Czech Republic and 12 hypermarkets in Slovakia by the end of this year.

In the **Republic of Ireland**, we continue to see good sales and profit growth. Planning permissions are coming through for new stores. We have an exciting opening programme planned which includes our first petrol station at Killarney early in 2003 and our first 60,000 sq. ft. hypermarket in Clarehall, Dublin.

With regard to future development in Europe, we recently announced that we are in talks with Kipa in Turkey.

In **Asia**, we continue to trade well and we are developing at a slightly faster rate than our original plans.

In **Thailand**, we are market leader with 35 hypermarkets and a further six will open before the year end. We currently have eight Express stores open with a further two planned.

Our new supermarket format in Bangkok, and our new value format for up-country towns both open in January. The latter will allow us to access 40 million people who live outside the major conurbations.

Korea continues to provide us with a tremendous opportunity building on our strong partnership with Samsung. We have achieved planned sales, profits and returns. We have opened a further two stores in the first half taking the total to 16. We have an additional six stores planned for this year. Looking forward there is a solid opening programme of eight to ten sites per annum.

In **Taiwan**, we have two stores open with a further store planned in the second half of the year at Chungli.

In **Malaysia**, we have opened our first store in Puchong which is trading well, with a further two stores to open in the second half.

Conclusion

From our results, it is clear to see that our four-part strategy is delivering our programme for long-term growth.

We have:

- gained market share from our UK competitors;
- developed a winning formula for international growth with profit up 79 per cent. on last year;
- increased worldwide non-food sales to £7 billion a year; and
- in only five years created a major new force in financial services.

We have achieved a huge amount in a very short time through organic growth and there is much more to come.

John Gardiner
Chairman

17 September 2002

Tesco

Group Profit and Loss Account (unaudited)
24 weeks ended 10 August 2002

	note	2002 £m	2001 £m
Sales at net selling prices	2	12,733	11,511
Turnover including share of joint ventures		11,820	10,682
Less: share of joint ventures' turnover		(80)	(58)
Group turnover excluding value added tax	2	11,740	10,624
Operating expenses			
- Normal operating expenses		(11,123)	(10,070)
- Employee profit-sharing		(21)	(20)
- Goodwill amortisation		(4)	(4)
Operating profit	3	592	530
Share of operating profit of joint ventures and associates		27	15
Net loss on disposal of fixed assets		(6)	(6)
Profit on ordinary activities before interest and taxation		613	539
Net interest payable		(78)	(68)
Profit on ordinary activities before taxation		535	471
Profit before net loss on disposal of fixed assets and goodwill amortisation		545	481
Net loss on disposal of fixed assets		(6)	(6)
Goodwill amortisation		(4)	(4)
Tax on profit on ordinary activities		(162)	(147)
Profit on ordinary activities after taxation		373	324
Minority interests		-	-
Profit for the financial period		373	324
Dividends		(131)	(115)
Retained profit for the financial period		242	209
		Pence	*Pence*
Earnings per share	4	5.36	4.72
Adjusted earnings per share†	4	5.50	4.86
Diluted earnings per share	4	5.30	4.64
Adjusted diluted earnings per share†	4	5.44	4.78
Dividend per share		1.87	1.67
Dividend cover		2.91	2.86

†Excluding net loss on disposal of fixed assets and goodwill amortisation.

Tesco

Group Balance Sheet (unaudited)

	10 Aug 2002 £m	23 Feb 2002 £m	11 Aug 2001 £m
Fixed assets			
Intangible assets	152	154	151
Tangible assets	11,661	11,032	10,015
Investments	66	69	99
Investments in joint ventures	246	232	225
Investments in associates	17	16	16
	12,142	11,503	10,506
Current assets			
Stocks	957	929	884
Debtors	893	454	307
Investments	235	225	325
Cash at bank and in hand	397	445	482
	2,482	2,053	1,998
Creditors: falling due within one year	(5,271)	(4,809)	(4,314)
Net current liabilities	(2,789)	(2,756)	(2,316)
Total assets less current liabilities	9,353	8,747	8,190
Creditors: falling due after more than one year	(3,052)	(2,741)	(2,465)
Provisions for liabilities and charges	(459)	(440)	(419)
Net assets	5,842	5,566	5,306
Capital and reserves			
Called up share capital	351	350	348
Share premium account	2,056	2,004	1,931
Other reserves	40	40	40
Profit and loss account	3,351	3,136	2,951
Equity shareholders' funds	5,798	5,530	5,270
Minority interests	44	36	36
Total capital employed	5,842	5,566	5,306

Tesco

Group Cash Flow Statement (unaudited)
24 weeks ended 10 August 2002

	note	*2002* *£m*	*2001* *£m*
Net cash inflow from operating activities	5	849	950
Dividends from joint ventures and associates			
Income received from joint ventures and associates		4	-
Returns on investments and servicing of finance			
Interest received		20	19
Interest paid		(125)	(111)
Interest element of finance lease rental payments		(2)	(2)
Net cash outflow from returns on investments and servicing of finance		(107)	(94)
Taxation			
Corporation tax paid		(145)	(154)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(864)	(690)
Receipts from sale of tangible fixed assets		3	27
Purchase of own shares		(33)	(27)
Net cash outflow from capital expenditure and financial investment		(894)	(690)
Acquisitions			
Purchase of subsidiary undertakings		(1)	(8)
Invested in joint ventures		(13)	(24)
Invested in associates and other investments		(386)	(16)
Net cash outflow from acquisitions and disposals		(400)	(48)
Equity dividends paid		(247)	(194)
Cash outflow before management of liquid resources and financing		(940)	(230)
Management of liquid resources			
Increase in short-term deposits		(9)	(74)
Financing			
Ordinary shares issued for cash		27	19
Increase in other loans		887	500
Capital element of finance leases repaid		(14)	(15)
Net cash inflow from financing		900	504
(Decrease)/increase in cash		(49)	200
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash		(49)	200
Cash inflow from increase in debt and lease financing		(873)	(485)
Cash from increase in liquid resources		9	74
Amortisation of 4% unsecured deep discount loan stock, RPI and LPI bonds		(8)	(5)
Other non-cash movements		(15)	(12)
Foreign exchange differences		(8)	(1)
Increase in net debt in the period		(944)	(229)
Opening net debt at February	6	(3,560)	(2,804)
Closing net debt at August	6	(4,504)	(3,033)

Tesco

Group Statement of total recognised gains and losses (unaudited)
24 weeks ended 10 August 2002

	2002	*2001*
	£m	*£m*
Profit for the financial period	373	324
(Loss)/gain on foreign currency net investments	(19)	23
Total recognised gains and losses relating to the financial period	354	347

Reconciliation of movements in shareholders' funds (unaudited)
24 weeks ended 10 August 2002

	2002	*2001*
	£m	*£m*
Profit for the financial period	373	324
Dividends	(131)	(115)
	242	209
(Loss)/gain on foreign currency net investments	(19)	23
New share capital subscribed less expenses	19	16
Payment of dividends by shares in lieu of cash	26	44
Net addition to shareholders' funds	268	292
Opening shareholders' funds at February	5,530	4,978
Closing shareholders' funds at August	5,798	5,270

Notes to the accounts

The figures for the 52 weeks ended 23 February 2002 have been extracted from the accounts which have been filed with the Registrar of Companies and which contain an unqualified audit report and did not include a statement under section 237(2) or (3) of the Companies Act 1985.

The accounts for the 24 weeks ended 10 August 2002 were approved by the directors on 16 September 2002.

Note 1: Accounting policies

These accounts have been prepared using the accounting policies set out in the Group's Annual Report and Financial Statements 2002.

Note 2: Group turnover analysis

		24 weeks to 10 August 2002		*24 weeks to 11 August 2001*
	Sales including VAT £m	*Turnover excluding VAT £m*	*Sales including VAT £m*	*Turnover excluding VAT £m*
UK	10,464	9,675	9,796	9,064
Rest of Europe	1,262	1,123	1,063	949
Asia	1,007	942	652	611
	12,733	11,740	11,511	10,624

Note 3: Group operating profit analysis

	24 weeks to 10 August 2002 £m	*24 weeks to 11 August 2001 £m*
UK	537	501
Rest of Europe	36	24
Asia	23	9
	596	534
Goodwill amortisation	(4)	(4)
Operating profit	592	530
UK operating margin	5.6%	5.5%

Note 4: Earnings per share and diluted earnings per share

The calculation of earnings, including net loss on disposal of fixed assets and goodwill amortisation is based on the profit for the period of £373 million (2001 - £324 million). For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 24 weeks of 6,960 million (2001 - 6,869 million).

	24 weeks to 10 August 2002	*24 weeks to 11 August 2001*
Weighted average number of shares in issue in the period (million)	6,960	6,869
Weighted average number of dilutive share options (million)	82	120
Total number of shares for calculating diluted earnings per share (million)	7,042	6,989

Note 5: Reconciliation of operating profit to net cash inflow from operating activities

	24 weeks to 10 August 2002 £m	*24 weeks to 11 August 2001 £m*
Operating profit	592	530
Depreciation and goodwill amortisation	270	247
Increase in stocks	(27)	(45)
Decrease in debtors	13	10
Increase in trade creditors	34	121
(Decrease)/increase in other creditors	(33)	87
(Increase)/decrease in working capital	(13)	173
Net cash inflow from operating activities	849	950

Note 6: Analysis of changes in net debt

	At 23 Feb 2002 £m	*Cash flow £m*	*Other non-cash changes £m*	*Exchange movements £m*	*At 10 Aug 2002 £m*
Cash at bank and in hand	445	(49)	-	1	397
Overdrafts	-	-	-	-	-
	445	(49)	-	1	397
Money market investments and deposits	225	9	-	1	235
Bank and other loans	(1,474)	(599)	-	(10)	(2,083)
Finance leases	(15)	14	(12)	-	(13)
Debt due within one year	(1,489)	(585)	(12)	(10)	(2,096)
Bank and other loans	(2,727)	(288)	(8)	-	(3,023)
Finance leases	(14)	-	(3)	-	(17)
Debt due after one year	(2,741)	(288)	(11)	-	(3,040)
	(3,560)	(913)	(23)	(8)	(4,504)

Part B: Financial Information on Tesco for the three years ended 23 February 2002

Set out below are Tesco's audited profit and loss accounts for the three years ended 23 February 2002 and the audited cashflow statement and balance sheet as extracted from the 2002 report and accounts.

Profit and loss account

52 weeks ended 23 February 2002

	Note	2002 52 weeks (audited) £m	Restated‡‡ 2001 52 weeks (audited) £m	2001 52 weeks (audited) £m	2000 52 weeks (audited) £m
Sales at net selling prices	3	25,654	22,773	22,773	20,358
Group turnover excluding value added tax		23,653	20,988	20,988	18,796
Operating expenses					
- Normal operating expenses		(22,273)	(19,770)	(19,770)	(17,712)
- Employee profit-sharing		(48)	(44)	(44)	(41)
- Integration costs		-	-	-	(6)
- Goodwill amortisation		(10)	(8)	(8)	(7)
Operating profit	4	1,322	1,166	1,166	1,030
Share of operating profit of joint ventures and associates		42	21	21	11
Net loss on disposal of fixed assets		(10)	(8)	(8)	(9)
Profit on ordinary activities before interest and taxation		1,354	1,179	1,179	1,032
Net interest payable		(153)	(125)	(125)	(99)
Profit on ordinary activities before taxation	5	1,201	1,054	1,054	933
Profit before integration costs, net loss on disposal of fixed assets and goodwill amortisation		1,221	1,070	1,070	955
Integration costs		-	-	-	(6)
Net loss on disposal of fixed assets		(10)	(8)	(8)	(9)
Goodwill amortisation		(10)	(8)	(8)	(7)
Tax on profit on ordinary activities	7	(371)	(333)	(288)	(259)
Profit on ordinary activities after taxation		830	721	766	674
Minority interests		-	1	1	-
Profit for the financial year		830	722	767	674
Dividends	8	(390)	(340)	(340)	(302)
Retained profit for the financial year		440	382	427	372

	Note	Pence	Pence	Pence	Pence
Earnings per share	9	12.05	10.63	11.29	10.07
Adjusted for integration costs after taxation		-	-	-	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.14	0.12	0.12	0.13
Adjusted for goodwill amortisation		0.14	0.12	0.12	0.10
Adjusted earnings per share‡	9	12.33	10.87	11.53	10.36
Diluted earnings per share		11.86	10.42	11.07	9.89
Adjusted for integration costs after taxation		-	-	-	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.14	0.12	0.12	0.13
Adjusted for goodwill amortisation		0.14	0.12	0.12	0.10
Adjusted diluted earnings per share‡	9	12.14	10.66	11.31	10.18
Dividend per share	8	5.60	4.98	4.98	4.48
Dividend cover (times)		2.17	2.14	2.27	2.27

‡ Excluding integration costs, net loss on disposal of fixed assets and goodwill amortisation.

‡‡ Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'

Tesco

Statement of total recognised gains and losses

52 weeks ended 23 February 2002

	2002 52 weeks (audited) £m	Restated‡ 2001 52 weeks (audited) £m	As reported 2001 52 weeks (audited) £m
Profit for the financial year	830	722	767
Gain/(loss) on foreign currency net investments	12	(2)	(2)
Total recognised gains and losses relating to the financial year	842	720	765
Prior year adjustment (note 2)	(45)		
Total recognised gains and losses since last annual report and financial statements	797		

The cumulative effect on opening Group reserves at 25 February 2001 of adopting FRS 19, 'Deferred Tax', is a reduction of £378 million.

Reconciliation of movements in shareholders' funds

52 weeks ended 23 February 2002

	2002 52 weeks (audited) £m	Restated‡ 2001 52 weeks (audited) £m
Profit for the financial year	830	722
Dividends	(390)	(340)
	440	382
Gain/(loss) on foreign currency net investments	12	(2)
New share capital subscribed less expenses	45	110
Payment of dividends by shares in lieu of cash	55	52
Net addition to shareholders' funds	552	542
Opening shareholders' funds	4,978	4,436‡‡
Closing shareholders' funds	5,530	4,978

‡ Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'.

‡‡ Originally £4,769 million before deducting prior year adjustment of £333 million.

Tesco

Balance sheets

23 February 2002

	Note	23 February 2002 (audited) £m	Restated‡ 24 February 2001 (audited) £m	As reported 24 February 2001 (audited) £m
Fixed assets				
Intangible assets	10	154	154	154
Tangible assets	11	11,032	9,580	9,580
Investments	12	69	101	101
Investments in joint ventures	12	232	203	203
Investments in associates	12	16	-	-
		11,503	10,038	10,038
Current assets				
Stocks	13	929	838	838
Debtors	14	454	322	322
Investments	15	225	255	255
Cash at bank and in hand		445	279	279
		2,053	1,694	1,694
Creditors: falling due within one year	16	(4,809)	(4,389)	(4,389)
Net current liabilities		(2,756)	(2,695)	(2,695)
Total assets less current liabilities		8,747	7,343	7,343
Creditors: falling due after more than one year	17	(2,741)	(1,927)	(1,927)
Provisions for liabilities and charges		(440)	(402)	(24)
Net assets		5,566	5,014	5,392
Capital and reserves				
Called up share capital	20	350	347	347
Share premium account	21	2,004	1,870	1,870
Other reserves	21	40	40	40
Profit and loss account	21	3,136	2,721	3,099
Equity shareholders' funds		5,530	4,978	5,356
Minority interests		36	36	36
Total capital employed		5,566	5,014	5,392

‡ Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'.

Tesco

Group cash flow statement

52 weeks ended 23 February 2002

	Note	2002 52 weeks (audited) £m	2001 52 weeks (audited) £m
Net cash inflow from operating activities	24	2,038	1,937
Dividends from joint ventures and associates			
Income received from joint ventures and associates		15	-
Returns on investments and servicing of finance			
Interest received		44	49
Interest paid		(232)	(206)
Interest element of finance lease rental payments		(4)	(4)
Net cash outflow from returns on investments and servicing of finance		(192)	(161)
Taxation			
Corporation tax paid		(378)	(272)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(1,877)	(1,953)
Receipts from sale of tangible fixed assets		42	43
Purchase of own shares		(85)	(58)
Net cash outflow from capital expenditure and financial investment		(1,920)	(1,968)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(31)	(41)
Invested in joint ventures		(46)	(35)
Invested in associates and other investments		(19)	-
Net cash outflow from acquisitions and disposals		(96)	(76)
Equity dividends paid		(297)	(254)
Cash outflow before management of liquid resources and financing		(830)	(794)
Management of liquid resources			
Decrease in short-term deposits		27	-
Financing			
Ordinary shares issued for cash		82	88
Increase in other loans		916	928
New finance leases		-	13
Capital element of finance leases repaid		(24)	(46)
Net cash inflow from financing		974	983
Increase in cash		171	189

	Note	2002 £m	2001 £m
Reconciliation of net cash flow to movement in net debt			
Increase in cash		171	189
Cash inflow from increase in debt and lease financing		(892)	(895)
Cash inflow from decrease in liquid resources		(27)	-
Amortisation of 4% unsecured deep discount loan stock, RPI and LPI bonds		(14)	(7)
Other non-cash movements		(12)	(8)
Foreign exchange differences		18	(23)
Increase in net debt		(756)	(744)
Opening net debt	25	(2,804)	(2,060)
Closing net debt	25	(3,560)	(2,804)

Tesco

Notes to the financial statements

Note 1: Accounting policies

A full set of the accounting policies extracted from the financial statements of the group for the year ended 23 February 2002 is set out below:

(a) Basis of preparation of financial statements

These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

In November and December 2000, the Accounting Standards Board issued FRS 17, 'Retirement Benefits' and FRS 19, 'Deferred Tax' respectively.

FRS 17 will be adopted by the Group over the next two years. The FRS has an extended transitional period during which certain disclosures will be required in the notes to the financial statements. The Group is required to make these phased disclosures in the current year, which are disclosed in note 23(b).

FRS 19 has been adopted with the effect from 25 February 2001. This standard addresses the recognition, on a full provision basis, of deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Prior to 25 February 2001, the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable.

(b) Basis of consolidation

The Group financial statements consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures and associates. The accounts of the parent company's subsidiary undertakings are prepared to dates around 23 February 2002 apart from Global T.H., Tesco Polska Sp.z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Samsung Tesco Co. Limited, Tesco Taiwan Co. Limited and Ek-Chai Distribution System Co. Ltd which prepared accounts to 31 December 2001. In the opinion of the Directors it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. The Group's interests in associates are accounted for using the equity method.

(c) Turnover

Turnover consists of sales through retail outlets and sales of development properties excluding value added tax.

(d) Stocks

Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to the lower of cost and net realisable value.

(e) Money market deposits

Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

(f) Fixed assets and depreciation

Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

Tesco

The following rates applied for the year ended 23 February 2002:

- land premia paid in excess of the alternative use value - at 2.5% of cost;
- freehold and leasehold buildings with greater than 40 years unexpired - at 2.5% of cost;
- leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease; and
- plant, equipment, fixtures and fittings and motor vehicles - at rates varying from 10% to 33%.

(g) Goodwill

Goodwill arising from transactions entered into after 1 March 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

All goodwill arising from transactions entered into prior to 1 March 1998 has been written off to reserves.

(h) Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

(i) Leasing

Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

(j) Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less taxation in the future. An asset is not recognised to the extent that the likelihood of future economic benefit is not certain. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

(k) Pensions

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees.

Tesco

(l) Post-retirement benefits other than pensions

The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

(m) Foreign currencies

Asset and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

(n) Financial instruments

Derivative instruments utilised by the Group are interest rate swaps and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are valued at closing rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

Note 2: Prior year adjustment

The Group has implemented FRS 19, 'Deferred Tax', in relation to providing for deferred tax on the full provision basis. The impact of the move from the partial to the full provision basis was to increase the tax charge by £27 million (2001 - £45 million) and to decrease the value of Group Reserves at 25 February 2001 by £378 million (27 February 2000 - £333 million). Earnings per share for the prior year have been restated from 11.29 pence to 10.63 pence and adjusted diluted earnings per share from 11.31 pence to 10.66 pence.

Tesco

Note 3: Segmental analysis of sales, turnover, profit and net operating assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovak Republic, Thailand, South Korea and Taiwan. The results for Thailand, South Korea, Taiwan and continental European operations are for the year ended 31 December 2001.

	2002 £m	2001 £m	2000 £m
Sales including VAT			
UK	21,685	19,884	18,334
Rest of Europe	2,475	1,970	1,527
Asia	1,494	919	497
Total	25,654	22,773	20,358
Turnover excluding VAT			
UK	20,052	18,372	16,958
Rest of Europe	2,203	1,756	1,374
Asia	1,398	860	464
Total	23,653	20,988	18,796
Operating profit			
UK	1,213	1,100	993
Rest of Europe	90	70	51
Asia	29	4	(1)
	1,332	1,174	1,043
Goodwill amortisation	(10)	(8)	(7)
Integration costs	-	-	(6)
Total	1,322	1,166	1,030
Share of operating profit from joint ventures	42	21	11
Net loss on disposal of fixed assets	(10)	(8)	(9)
Net interest payable	(153)	(125)	(99)
Profit on ordinary activities before taxation	1,201	1,054	933
Net operating assets‡			
UK	7,131	6,348	
Rest of Europe	1,079	925	
Asia	916	545	
Total	9,126	7,818	

The analysis of capital employed by geographical area is calculated on net assets excluding net debt. Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of turnover in the joint venture which is not included in the numbers above is £151 million (2001 - £108 million; 2000 - £74 million).

‡ Prior year comparatives have been restated due to the adoption of FRS 19. 'Deferred tax'. See note 2 above.

Note 4: Analysis of operating profit

	2002 £m	2001 £m	2000 £m
Turnover excluding VAT	23,653	20,988	18,796
Costs of sales	(21,866)	(19,400)	(17,365)
Gross profit	1,787	1,588	1,431
Administration expenses	(465)	(422)	(401)
Operating profit	1,322	1,166	1,030

Cost of sales includes distribution costs and store operating costs. Goodwill amortisation and employee profit-sharing are included within administration expenses.

Tesco

Note 5: Profit on ordinary activities before taxation

	2002 £m	2001 £m	2000 £m
Profit on ordinary activities is stated after charging the following:			
Depreciation	524	468	428
Goodwill amortisation	10	8	7
Operating lease costs (a)	170	177	158
Auditors' remuneration (b)	1	1	1
Employment costs (note 6)	2,336	2,047	1,865

(a) Operating lease costs include £33 million for hire of plant and machinery (2001 - £34 million; 2000 - £37 million).

(b) Auditors' remuneration amounted to £0.8 million (2001 - £0.8 million; 2000 - £0.8 million). The auditors also received £1.2 million (2001 - £0.9 million; 2000 - £3.6 million) in respect of non-audit services of which £0.4 million (2001 - £0.4 million; 2000 - £2.0 million) related to overseas operations. These fees were principally in respect of acquisitions, taxation advice, systems implementation and training.

Note 6: Employment costs

	2002 £m	2001 £m	2000 £m
Employment costs during the year			
Wages and salaries	2,103	1,831	1,677
Social security costs	129	118	106
Other pension costs (note 23)	104	98	82
	2,336	2,047	1,865

Number of persons employed

The average number of employees per week during the year was: UK 187,393 (2001 - 177,527; 2000 - 169,500), Rest of Europe 38,108 (2001 - 31,334; 2000 - 24,665), Asia 21,873 (2001 - 16,527; 2000 - 11,051) and the average number of full-time equivalents was: UK 121,272 (2001 - 113,998; 2000 - 108,409), Rest of Europe 32,856 (2001 - 26,376; 2000 - 18,573) and Asia 17,666 (2001 - 11,836; 2000 - 7,914).

Note 7: Taxation

(a) Analysis of charge in year

	2002 £m	Restated 2001 £m	2001 £m	2000 £m
Current tax:				
UK corporation tax at 30.0 per cent. (2001 - 30.0 per cent.; 2000 - 30.1 per cent.)	348	314	314	287
Prior year items	(29)	(42)	(42)	(40)
Overseas taxation	8	10	10	10
Share of joint ventures and associates	9	1	1	-
	336	283	283	257
Deferred tax:				
Origination and reversal of timing differences (1)	35	51	6	2
Prior year items	-	(1)	(1)	-
Tax on profit on ordinary activities	371	333	288	259

(1) The total charge for 2002 of £35 million includes a £3 million debit to fixed assets.

(b) Factors affecting the tax charge for the year

The effective rate of corporation tax for the year of 28.0 per cent. (2001 - 26.9 per cent.; 2000 - 27.1 per cent.) is lower than the standard rate of corporation tax in the UK of 30.0 per cent. The differences are explained below:

	2002 %	Restated 2001 %
Standard rate of corporation tax	30.0	30.0
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation and non-qualifying depreciation)	3.4	3.8
Capital allowances for the year in excess of depreciation on qualifying assets	(2.8)	(3.1)
Differences in overseas taxation rates	(0.4)	(0.3)
Losses on property disposals not available for current tax relief	0.3	0.2
Prior year items	(2.4)	(4.0)
Other items	(0.1)	0.3
Effective rate of corporation tax for the year	28.0	26.9

Figures are not available for 2000 as the above disclosures were not required prior to the adoption of FRS 19 'Deferred tax'.

(c) Factors that may affect future tax charges

A number of deferred tax assets have not been recognised on the basis that the likelihood of future economic benefit is not certain.

Note 8: Dividends

	2002 Pence per share	2001 Pence per share	2000 Pence per share	2002 £m	2001 £m	2000 £m
Declared interim	1.67	1.48	1.34	115	101	90
Proposed final	3.93	3.50	3.14	275	239	212
	5.60	4.98	4.48	390	340	302

Note 9: Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding integration costs, net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the financial year of £830 million (2001 - £722 million as restated; 2000 - £674 million not restated).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 6,887 million (2001 - 6,792 million; 2000 - 6,693 million).

The calculation for diluted earnings per share uses the weighted average of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution is calculated on the full exercise of all ordinary shares options granted by the Group, including performance-based options which the Group considers to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

	2002 million	2001 million	2000 million
Weighted average number of dilutive share options	114	134	124
Weighted average number of shares in issue in the period	6,887	6,792	6,693
Total number of shares for calculating diluted earnings per share	7,001	6,926	6,817

Tesco

Note 10: Intangible fixed assets

	Goodwill *£m*
Cost	
At 24 February 2001	174
Additions at cost (a)	10
At 23 February 2002	184
Amortisation	
At 24 February 2001	20
Charge for the period	10
At 23 February 2002	30
Net carrying value	
At 23 February 2002	154
At 24 February 2001	154

(a) Goodwill arising from investments in subsidiaries in the year has been capitalised and amortised over 20 years in accordance with the provisions of FRS 10 'Goodwill and intangible assets'.

Goodwill arising from investments in joint ventures and associates has been capitalised and amortised over 20 years in accordance with the provisions of FRS 9, 'Associates and Joint Ventures' and FRS 10, 'Goodwill and Intangible Assets' and is included in fixed assets investment additions (note 12).

Tesco

Note 11: Tangible fixed assets

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 24 February 2001	9,471	3,212	12,683
Currency translation	(4)	(1)	(5)
Additions at cost (a)	1,491	536	2,027
	10,958	3,747	14,705
Acquisitions	8	-	8
Disposals	(117)	(86)	(203)
At 23 February 2002	10,849	3,661	14,510
Depreciation			
At 24 February 2001	1,230	1,873	3,103
Charge for period	208	316	524
	1,438	2,189	3,627
Disposals	(73)	(76)	(149)
At 23 February 2002	1,365	2,113	3,478
Net book value (b) (c)			
At 23 February 2002	9,484	1,548	11,032
At 24 February 2001	8,241	1,339	9,580
Capital work in progress included above (d)			
At 23 February 2002	348	73	421
At 24 February 2001	301	29	330

(a) Includes £63 million in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 7.0 per cent.

(b) Net book value includes capitalised interest at 23 February 2002 of £406 million (2001 - £354 million).

Plant, equipment, fixtures and fittings and motor vehicles subject to finance leases included in net book value are:

	Cost £m	Depreciation £m	Net book value £m
At 24 February 2001	315	266	49
Movement in the period	37	22	15
At 23 February 2002	352	288	64

(c) The net book value of land and buildings comprises:

	2002 £m	2001 £m
Freehold	8,492	7,200
Long leasehold - 50 years or more	505	586
Short leasehold - less than 50 years	487	455
At 23 February 2002	9,484	8,241

(d) Capital work in progress does not include land.

Note 12: Fixed asset investments

	Joint ventures (a) £m	Associates (b) £m	Own shares (c) £m	Other investments £m
At 24 February 2001	203	-	101	-
Additions	26	16	18	5
Share of profit of joint ventures and associates	20	-	-	-
Goodwill amortisation	(1)	-	-	-
Distribution received from joint ventures and associates	(15)	-	-	-
Disposals	(1)	-	(55)	-
At 23 February 2002	232	16	64	5

(a) The Group's joint ventures are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Tesco BL Holdings Limited	Property Investment	50%	Registered in England
Tesco British Land Property Partnership	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
iVillage UK Limited	Internet	50%	Registered in England
dunnhumby Limited	Data Analysis	53%	Registered in England
The Nutri Centre Limited	Complementary Medicines	50%	Registered in England
Taiwan Charn Yang Developments Limited	Property Investment	50%	Taiwan, Republic of China
Retail Property Company Limited	Property Investment	50%	Thailand
Tesco Card Services Limited	Personal Finance	50%	Thailand

The accounting periods of the joint ventures consolidated in these financial statements, range from 20 December 2001 to 2 March 2002.

	2002 £m	2001 £m
The net borrowings of the joint ventures, as at 23 February 2002, were as follows:		
Cash and deposits	301	284
Borrowings falling due within one year	(46)	-
Other loans	(616)	(577)
	(361)	(293)

There is no recourse to Group companies in respect of the borrowings of the joint ventures, apart from £12 million (2001 - £12 million) which has been guaranteed by Tesco PLC.

(b) The Group's associates are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Broadfields Management Limited	Property Management	43%	Registered in England
Clarepharm Limited	Pharmacy	23%	Registered in England
GroceryWorks Holdings Inc.	Internet Retailer	35%	United States of America
Hussmann (Hungary) Kft	Refrigeration	40%	Hungary

(c) The investment in own shares represents 41 million 5p ordinary shares in Tesco PLC (0.6 per cent. of called up share capital at 23 February 2002) with a weighted average value of £1.56 each. These are held by a qualifying employee share ownership trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £64 million (market value £105 million) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its right to dividends on these shares.

Note 13: Stocks

	2002 £m	2001 £m
Goods held for resale	908	814
Development property	21	24
	929	838

Property disposed of included nil (2001 - £1 million) of interest capitalised. Accumulated capitalised interest at 23 February 2002 was £5 million (2001 - £5 million).

Note 14: Debtors

	2002 £m	2001 £m
Prepayments and accrued income	47	18
Other debtors	339	261
Amounts owed by undertakings in which Group companies have a participating interest	68	43
	454	322

Included in the above are debtors due after more than one year of £81 million (2001 - £62 million).

Note 15: Investments

	2002 £m	2001 £m
Money market deposits	225	253
Bonds and certificates of deposit (market value nil, 2001 - £2m)	-	2
	225	255

Note 16: Creditors falling due within one year

	2002 £m	2001 £m
Bank loans and overdrafts (a) (b)	1,474	1,389
Trade creditors	1,830	1,538
Corporation tax	259	292
Other taxation and social security	52	114
Other creditors	732	627
Accruals and deferred income (c)	164	159
Finance leases (note 19)	15	24
Dividends	283	246
	4,809	4,389

(a) Bank deposits in subsidiary undertakings of £1,636 million (2001 - £847 million) have been offset against borrowings in the parent company under a legal right of set-off.

(b) Includes nil (2001 - £12 million) secured on various properties.

(c) A gain of £45 million, realised in a prior year, on terminated interest rate swaps is being spread over the life of replacement swaps entered into at the same time for similar periods. Accruals and deferred income includes £2 million (2001 - £5 million) attributable to these realised gains with nil (2001 - £2 million) being included in other creditors falling due after more than one year (note 17).

Tesco

Note 17: Creditors falling due after more than one year

	2002 £m	2001 £m
4% unsecured deep discount loan stock 2006 (a)	99	94
Finance leases (note 19)	14	17
$8^3/_4$% bonds 2003 (b)	-	200
6% bonds 2006 (c)	150	-
$7^1/_2$% bonds 2007 (d)	325	325
6% bonds 2008 (e)	250	-
$5^1/_8$% bonds 2009 (f)	350	350
$6^5/_8$% bonds 2010 (g)	150	150
4% RPI bonds 2016 (h)	210	203
3.322% LPI bonds 2025 (i)	162	-
6% bonds 2029 (j)	200	200
Medium term notes (k)	476	60
Other loans (l)	355	326
	2,741	1,925
Accruals and deferred income (note 16)	-	2
	2,741	1,927

(a) The 4% unsecured deep discount loan stock is redeemable at a par value of £125 million in 2006.

(b) The $8^3/_4$% bonds are redeemable at a par value of £200 million in 2003.

(c) The 6% bonds are redeemable at a par value of £150 million in 2006.

(d) The $7^1/_2$% bonds are redeemable at a par value of £325 million in 2007.

(e) The 6% bonds are redeemable at a par value of £250 million in 2008.

(f) The $5^1/_8$% bonds are redeemable at a par value of £350 million in 2009.

(g) The $6^5/_8$% bonds are redeemable at a par value of £150 million in 2010.

(h) The 4% RPI bonds are redeemable at a par value of £210 million, indexed for increases in the RPI over the life of the bond, in 2016.

(i) The 3.322% LPI bonds are redeemable at a par value of £162 million, indexed for increases in the RPI over the life of the bond, in 2025. The maximum indexation of the principal in any one year is 5% with a minimum of 0%.

(j) The 6% bonds are redeemable at a par value of £200 million in 2029.

(k) The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling. This includes a 50 billion Yen 2006 issue.

(l) Various bank loans maturing 2005.

Note 18: Net debt

		2002 £m	2001 £m
Due within one year:	Bank and other loans	1,474	1,389
	Finance leases	15	24
Due within one to two years:	Bank and other loans	15	207
	Finance leases	9	11
Due within two to five years:	Bank and other loans	1,059	284
	Finance leases	5	6
Due otherwise than by instalments after five years:	Bank and other loans	1,653	1,417
Gross debt		4,230	3,338
Less: Cash at bank and in hand		445	279
Less: Money market investments and deposits		225	255
Net debt		3,560	2,804

Note 19: Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 23 February 2002 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	32
Less: finance charges allocated to future periods	(3)
	29

	2002 £m	2001 £m
Net amounts payable are:		
Within one year	15	24
Between two and five years	14	17
	29	41

Operating leases

	Land and buildings		Other	
	2002 £m	2001 £m	2002 £m	2001 £m
Group commitments during the 52 weeks to 22 February 2003, in terms of lease agreements expiring are as follows:				
Within one year	2	3	3	1
Between two and five years	2	12	29	23
After five years	117	131	7	9
	121	146	39	33

Note 20: Called up share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised at 24 February 2001 and 23 February 2002	9,200,000,000	460
Allotted, issued and fully paid:		
Issued at 24 February 2001	6,932,225,203	347
Scrip dividend election	22,148,327	1
Share options	39,906,181	2
Issued at 23 February 2002	6,994,279,711	350

During the year, 62.1 million shares were issued for an aggregate consideration of £139 million, which comprised £55 million for scrip dividend and £84 million for share options.

Between 23 February 2002 and 9 April 2002, options on 2,574,637 ordinary shares and 2,659,535 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 23 February 2002 the Directors were authorised to purchase up to a maximum in aggregate of 699 million ordinary shares.

Tesco

Note 21: Reserves

	2002 £m	Restated 2001 £m
Share premium account		
At 24 February 2001	1,870	1,650
Premium on issue of shares less costs	80	169
Scrip dividend election	54	51
At 23 February 2002	2,004	1,870
Other reserves		
At 23 February 2002 and 24 February 2001	40	40
Profit and loss account		
At 24 February 2001 as previously reported	3,099	2,738
Prior year adjustment (note 2)	(378)	(333)
At 24 February 2001 as restated	2,721	2,405
Gain/(loss) on foreign currency net investments	12	(2)
Issue of shares	(37)	(64)
Retained profit/(loss) for the financial year	440	382
At 23 February 2002	3,136	2,721

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

The cumulative goodwill written off against the reserves of the Group as at 23 February 2002 amounted to £718 million (2001 - £718 million). During the year, the qualifying employee share ownership trust (QUEST) subscribed for 51 million (2001 - 50 million) shares from the company. The amount of £37 million (2001 - £64 million) shown above represents contributions to the QUEST from subsidiary undertakings.

Note 22: Share options

Company schemes

The company had six principal share option schemes in operation during the year:

(i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 80 per cent. of the middle market quotation of an ordinary share immediately prior to the date of grant.

(ii) The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12.70 and €317.43 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 75 per cent. of the middle market quotation of an ordinary share immediately prior to the date of grant.

(iii) The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15 per cent. of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

Tesco

iv The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

v The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

vi The international executive share option scheme was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle market quotations for the ordinary shares for the the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

The company has granted outstanding options in connection with the six schemes as follows:

Savings-related share option scheme (1981)

Date of grant	*Number of executives and employees*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
31 October 1996	892	2,236,533	83.0
30 October 1997	11,772	22,540,972	121.7
29 October 1998	19,516	33,843,166	136.0
28 October 1999	44,835	39,919,911	151.0
26 October 2000	60,287	43,648,339	198.0
8 November 2001	63,283	47,608,481	198.0

Irish savings-related share option scheme (2000)

Date of grant	*Number of executives and employees*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
2 June 2000	1,911	1,941,896	163.0
26 October 2000	872	661,585	198.0
8 November 2001	777	648,573	198.0

Tesco PLC has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'.

Executive share option scheme (1984)

Date of grant	*Number of executives*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
29 May 1992	16	630,710	92.3
29 October 1992	1	62,211	72.3
27 May 1993	1	51,150	72.3
10 June 1994	48	1,349,271	70.0
12 August 1994	1	471,372	81.0
29 September 1994	2	42,000	77.3

Executive share option scheme (1994)

Date of grant	*Number of executives*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
27 April 1995	5	638,625	90.3
13 October 1995	104	2,505,601	104.0
26 June 2000	1,323	11,290,700	205.0
26 April 2001	1,270	8,028,058	247.0

Tesco

Executive share option scheme (1996)

Date of grant	*Number of executives*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
3 July 1996	4	888,903	98.3
23 September 1996	148	3,977,516	99.7
17 April 1997	291	5,083,198	117.7
7 October 1997	14	2,383,434	151.7
21 May 1998	756	13,279,656	176.7
30 September 1998	25	1,167,566	164.0
28 January 1999	1,022	17,027,986	178.0
24 May 1999	7	823,247	179.4
9 November 1999	35	2,000,471	184.0
30 November 1999	8	1,098,962	173.0
20 April 2000	28	1,893,045	209.5
26 June 2000	313	9,600,657	205.0
26 April 2001	1,199	16,380,089	247.0

International executive share option scheme (1994)

Date of grant	*Number of executives*	*Shares under option 23 Feb 2002*	*Subscription price Pence*
7 October 1997	62	1,109,190	151.7
21 May 1998	178	1,781,000	176.7
28 January 1999	297	3,116,500	178.0
24 May 1999	18	520,746	179.4
26 June 2000	400	4,926,406	205.0
26 April 2001	649	4,190,614	247.0

Note 23: Pensions

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures in (a) are those required by that standard. FRS 17, 'Retirement Benefits', was issued in November 2000 but will not be fully mandatory for the Group until the year ended 28 February 2004. Prior to this, transitional disclosures are required from the current year. These disclosures, to the extent not given in (a), are set out in (b).

(a) Pension commitments

The Group operates a funded defined benefit pension scheme for employees in the UK, the assets of which are held as a segregated fund and administered by trustees. The total cost of the scheme to the Group was £85 million (2001 - £71 million; 2000 - £60 million).

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 5 April 1999. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were a rate of return on investments of 7.25 per cent., a rate of increase in salaries of 4.50 per cent. and a rate of increase in pensions of 2.75 per cent.

At the date of the latest actuarial valuation, the market value of the scheme's assets was £1,297 million and the actuarial value of these assets represented 96 per cent. of the benefits that had accrued to members, after allowing for expected future increases in earnings. The actuarial shortfall of £53 million will be met via increased contributions over a period of 11 years, being the expected average remaining service lifetime of employed members. The next actuarial valuation is due at 31 March 2002.

Until 7 October 2001, the Group also operated a defined contribution scheme for some employees which was introduced on 6 April 1988. The assets of the scheme are held separately from those of the Group, being invested with an insurance company. The pension cost represents contributions payable by the Group to the insurance company and amounted to £12 million (2000 - £20 million). There were no material amounts outstanding to the insurance company at the year end. Members of the scheme as at 7 October 2001 moved to the defined benefit scheme for future benefit accrual.

Tesco

The Group operates a number of pension schemes worldwide some of which are defined contribution schemes. The contributions payable for non-UK schemes of £7 million (2001 - £7 million) have been fully expensed against profits in the current year. A defined benefit scheme operates in the Republic of Ireland. At the latest actuarial valuation at 1 April 2001, the market value of the scheme's assets was £55 million and the actuarial value of these assets represented 123 per cent. of the benefits that had accrued to members, after allowing for expected future increases in earnings.

(b) FRS 17, 'Retirement Benefits'

The valuations used for FRS 17 disclosures have been based on the most recent actuarial valuations and updated by Watson Wyatt Partners to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 23 February 2002. Scheme assets are stated at their market value at 23 February 2002. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits have also been determined in accordance with FRS 17.

The major assumptions, on a weighted average basis, used by the actuaries were salary increases of 3.6 per cent. per annum, price inflation of 2.3 per cent., an increase of 2.3 per cent. per annum for pensions in payment and for deferred pensioners and a discount rate of 5.8 per cent.

The assets in the schemes and the expected rates of return at 23 February 2002 were:

	Long-term rate of expected return	*Market value £m*
Equities	7.7%	1,002
Bonds	5.8%	433
Property	6.4%	91
Other	4.4%	48
Total market value of assets		1,574
Present value of scheme liabilities		(1,758)
Deficit in the scheme		(184)
Related deferred tax asset - full provision basis (FRS 19)		57
Net pension liability		(127)
Group net assets		
Net assets excluding pension liability		5,566
Pension liability		(127)
Net assets including pension liability		5,439
Group reserves		
Profit and loss reserve excluding pension liability		3,136
Pension liability		(127)
Profit and loss reserve including pension liability		3,009

Had the company adopted FRS 17 in full for the year ended 23 February 2002, the profit and loss charge is not expected to have been materially different from the current cost under SSAP 24 shown above.

Note 24: Reconcilation of operating profit to net cash inflow from operating activities

	2002 £m	*2001 £m*
Operating profit	1,322	1,166
Depreciation and goodwill amortisation	534	476
Increase in goods held for resale	(93)	(174)
Decrease in development property	4	82
Increase in debtors	(88)	(72)
Increase in trade creditors	292	287
Increase in other creditors	67	172
Decrease in working capital (a)	182	295
Net cash inflow from operating activities	2,038	1,937

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

Tesco

Note 25: Analysis of change in net debt

	At 24 Feb 2001 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 23 Feb 2002 £m
Cash at bank and in hand	279	163	-	3	445
Overdrafts	(8)	8	-	-	-
	271	171	-	3	445
Money market investments and deposits	255	(27)	-	(3)	225
Bank and other loans	(1,381)	105	(200)	2	(1,474)
Finance leases	(24)	24	(15)	-	(15)
Debt due within one year	(1,405)	129	(215)	2	(1,489)
Bank and other loans	(1,908)	(1,021)	186	16	(2,727)
Finance leases	(17)	-	3	-	(14)
Debt due after one year	(1,925)	(1,021)	189	16	(2,741)
	(2,804)	(748)	(26)	18	(3,560)

APPENDIX IV

Financial information on T&S

Basis of financial information

The financial information contained in this Appendix IV does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information shown in Part A has been extracted, without adjustment, from the interim statement of T&S Stores for the 26 weeks ended 29 June 2002 which was released on 23 September 2002. The financial information in Part B has been extracted, without material adjustments, from the full audited consolidated accounts of T&S Stores for the three years ended 29 December 2001, with the exception that the restated profit and loss account and balance sheet for the year ended 29 December has been extracted from the interim statement of T&S Stores for the 26 weeks ended 29 June 2002. Copies of the accounts for each of the three years ended 29 December 2001 have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of Temple Court, 35 Bull Street, Birmingham B4 6JT have made a report under section 235 of the Act in respect of the statutory consolidated accounts for each of the years ended 29 December 2001. Such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Part A: Interim results

Set out below is the full text of T&S' unaudited interim results for the 26 weeks ended 29 June 2002 which were released on 23 September 2002:

Chairman's statement

Results

I am delighted to report pre-tax profits 20 per cent. ahead of last year at £18.8 million (2001: £15.7 million) on sales 2 per cent. ahead at £473.1 million (2001: £462.6 million). Excluding property items, operating profits amounted to £22.1 million. Sales were achieved despite a 3 per cent. reduction in store numbers to 1,220 stores (2001: 1,256). Interest payable at £4.0 million was 11 per cent. lower than in the previous year (2001: £4.5 million) and basic earnings per share were 19 per cent. ahead at 15.59 pence per share (2001: 13.10 pence per share). The obligation of the Company to adopt the requirements of FRS19 'Deferred Taxation' has been reflected within these results.

Dividend

The directors are pleased to announce an increase of 7 per cent. in the interim dividend to 4.92 pence per share (2001: 4.60 pence per share). This will be paid on the 29 November 2002 to shareholders on the register on the 1 November 2002.

Trading review

One Stop

Like-for-like sales in One Stop were 4.3 per cent. ahead of the previous year and operating profits, excluding property gains from this core division, increased by 17 per cent. to £19.8 million (2001: £16.9 million).

Operating margin also improved to 5.4 per cent. (2001: 4.8 per cent.) excluding property disposals. Store numbers, at 867, were slightly lower at the period end compared with 880 for the previous year.

Newsagents and HSD Division

Operating profits, excluding property disposals, from our non-core Newsagents and High Street discount division were in line with last year at £2.3 million but operating margin rose slightly to 2.1 per cent. (2001: 2.0 per cent.). Period end store numbers were 353 compared with 376 for the previous year.

Supply chain

The second year of the three-year plan to implement the supply chain strategy is progressing well. Work has continued to improve the interface with our suppliers and reduce costs. Since last year there has been a 25 per cent. improvement in suppliers' delivery performance to our three distribution centres.

The distribution infrastructure and replenishment systems have been reviewed as part of the programme to develop long-term plans for the supply chain. Following last year's successful introduction of sales-based ordering for warehouse deliveries, this technology is being extended to products that are delivered direct to stores and initial results are promising.

Store acquisitions

In my March statement I referred to the planned acquisition of at least 100 new One Stop convenience stores over the next three years. We continue to strive for the highest quality in site selection and will open around 20 new stores this year. Next year, we should open a further 40 stores, of which a significant number have already been identified, with the balance being acquired in 2004.

The requirement for housing development over the next decade further underpins the continuing demand for neighbourhood convenience stores.

Store refurbishment programme

In my A.G.M. statement of the 16 May 2002, I indicated that modest investment in the refurbishment of existing stores was generating the optimum return. In view of this, we are progressing with a fairly conservative approach to capital spend. In the current year up to 100 stores will be refitted at a capital cost in the region of £4 million. We shall accelerate the programme in 2003 by completing the refurbishment of a further 150 stores.

The increased contribution in the growth categories of off-licence and chilled products, especially ready meals, is encouraging. Our approach focuses on the strengths of individual stores, whilst ensuring consistent presentation in the improved range and merchandising.

Prospects

We are continually enhancing our systems and controls within the business in order to improve the efficiency with which we predict demand and, through efficient Supply Chain processes, optimise availability within our stores.

At the same time we are identifying new stores and re-fitting existing sites in a cost-effective manner, maximising the sale of products with the best growth prospects. Since the end of June, like-for-like sales in One Stop have improved by 3.4 per cent. when compared with the previous year. I remain convinced that shareholders can look forward to another excellent year.

K. P. Threlfall
Chairman

23 September 2002

T&S

Group Profit & Loss Account for the 26 weeks to 29 June 2002

	26 weeks to 29 June 2002 (unaudited) £000	26 weeks to 30 June 2001 (unaudited) Restated £000	52 weeks to 29 December 2001 (audited) Restated £000
Turnover	473,084	462,640	933,273
Operating profit before exceptional items	22,085	20,039	43,996
Exceptional items	-	(800)	(2,090)
Operating profit	22,085	19,239	41,906
Property disposal profits	656	963	1,572
Profit before interest and taxation	22,741	20,202	43,478
Net interest payable	(3,990)	(4,457)	(8,515)
Profit on ordinary activities before taxation	18,751	15,745	34,963
Taxation	(6,188)	(5,196)	(11,538)
Profit on ordinary activities after taxation	12,563	10,549	23,425
Dividends	(3,966)	(3,706)	(9,668)
Retained profit	8,597	6,843	13,757
Basic earnings per share	15.59p	13.10p	29.08p
Dividend per share	4.92p	4.60p	12.00p

Statement of recognised gains and losses for the 26 weeks to 29 June 2002

	At 29 June 2002 (unaudited) £000
Retained Profit	8,597
Prior year adjustment - deferred tax provision	(5,118)
Total recognised gains since last report	3,479

Group Balance Sheet as at 29 June 2002

	At 29 June 2002 (unaudited) £000	At 30 June 2001 (unaudited) Restated £000	At 29 December 2001 (audited) Restated £000
Fixed Assets	224,296	213,532	222,818
Current Assets			
Investments	1	1	1
Stock	73,606	73,119	73,527
Debtors	28,384	32,095	20,084
Cash at bank and in hand	3,969	3,597	3,551
	105,960	108,812	97,163
Creditors – amounts falling due within one year	(184,303)	(176,567)	(173,038)
Net current liabilities	(78,343)	(67,755)	(75,875)
Total assets less current liabilities	145,953	145,777	146,943
Creditors - amounts falling due after more than one year	(70,129)	(87,653)	(80,219)
Provisions for liabilities and charges	(10,521)	(8,419)	(9,959)
Total shareholders' funds	65,303	49,705	56,765

T&S

Group Cash Flow Statement for the 26 weeks to 29 June 2002

	26 weeks to 29 June 2002 (unaudited) £000	*26 weeks to 30 June 2001 (unaudited) £000*	*52 weeks to 29 December 2001 (audited) £000*
Net cash inflow from operating activities	25,273	23,220	61,982
Return on investment and servicing of finance	(4,114)	(4,457)	(8,431)
Taxation	(4,721)	(4,010)	(9,485)
Capital expenditure and financial investments	(8,040)	(4,202)	(20,896)
Dividends paid	(5,961)	(5,599)	(9,305)
Cash flow before financing	2,437	4,952	13,865
Financing	(13,818)	(4,720)	(11,203)
Increase/(decrease) in cash	(11,381)	232	2,662

Net debt reconciliation

(Decrease)/increase in cash	(11,381)	232	2,662
Increase in proportion of medium term loan due in less than one year	(3,841)	(215)	(5,500)
Decrease in proportion of medium term loan due in more than one year	11,000	5,000	15,449
Repayment of loan notes	6,341	278	1,051
Finance leases	(1,114)	(112)	(1,004)
Movement in net debt in period	1,005	5,183	12,658
Net debt at start of period	(114,374)	(127,032)	(127,032)
Net debt at the end of the period	(113,369)	(121,849)	(114,374)

Reconciliation of operating profit to net cash flow from operating activities

Operating profit before exceptional items	22,085	20,039	43,996
Exceptional items	-	(800)	(2,090)
Depreciation and amortisation	8,544	6,251	13,526
(Increase)/decrease in stocks	(79)	453	45
Increase in debtors	(8,300)	(19,288)	(7,278)
Increase in creditors	3,036	16,638	13,238
(Decrease)/increase in provisions	(13)	(73)	545
Net cash inflow from operating activities	25,273	23,220	61,982

Part B: Financial information on T&S for the three years ended 29 December 2001

Set out below are T&S' audited profit and loss accounts for the three years ended 29 December 2001, the restated profit and loss account and balance sheet for the 52 weeks ended and as at 29 December 2001, and the audited cashflow statement and balance sheet as extracted from the 2001 report and accounts.

Profit and loss account

Three years ended 29 December 2001

	Note	*As reported* *2001* *52 weeks* *(audited)* *£000*	*Restated*‡ *2001* *52 weeks* *(audited)* *£000*	*2000* *52 weeks* *(audited)* *£000*	*1999* *52 weeks* *(audited)* *£000*
Turnover - continuing operations	2	933,273	933,273	886,317	773,790
Operating profit before exceptional items - continuing operations		45,568	43,996	43,905	36,286
Exceptional items		(2,090)	(2,090)	(2,273)	(1,564)
Operating profit – continuing operations	3	43,478	41,906	41,632	34,722
Property disposal profits		-	1,572	-	-
Profit before interest and taxation		43,478	43,478	41,632	34,722
Net interest payable	5	(8,515)	(8,515)	(10,451)	(8,657)
Profit on ordinary activities before taxation		34,963	34,963	31,181	26,065
Taxation	4	(10,664)	(11,538)	(9,782)	(8,470)
Profit on ordinary activities after taxation		24,299	23,425	21,399	17,595
Dividends	8	(9,668)	(9,668)	(9,063)	(7,449)
Retained profit	18	14,631	13,757	12,336	10,146
		Pence	*Pence*	*Pence*	*Pence*
Fully diluted basic earnings per share	9	30.09	29.02	27.50	24.06
Continuing earnings per share	9	31.96	30.82	29.68	26.26
Basic earnings per share	9	30.16	29.08	27.67	24.31
Dividend per share		12.00	12.00	11.25	10.25

‡ 2001 results have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax' and the reporting of property disposal profits after operating profit after reassessing disclosure practices following the adoption of FRS 18. Comparatives for 2000 and 1999 have not been restated. The impact of the restatement of the profit and loss account for the 52 weeks ended 29 December 2001 is to increase the tax charge by £874,000. Basic earnings per share for 2001 have been restated from 30.16 pence to 29.08 pence and continuing earnings per share from 31.96 pence to 30.82 pence.

All recognised gains and losses for the years shown above are included in the profit and loss accounts.

T&S

Balance sheets

	Note	As reported 29 December 2001 (audited) £000	Restated‡ 29 December 2001 (audited) £000	30 December 2000 (audited) £000
Intangible fixed assets	10	93,395	93,395	89,428
Tangible fixed assets	11	128,733	128,733	125,190
Investments	12	690	690	-
Total fixed assets		222,818	222,818	214,618
Current assets				
Investments	12	1	1	1
Stock	13	73,527	73,527	73,572
Debtors	14	20,084	20,084	12,807
Cash at bank and in hand		3,551	3,551	3,365
Net current assets		97,163	97,163	89,745
Creditors: falling due within one year	15	(173,038)	(173,038)	(158,270)
Net current liabilities		(75,875)	(75,875)	(68,525)
Total assets less current liabilities		146,943	146,943	146,093
Creditors: falling due after more than one year	15	(80,219)	(80,219)	(94,800)
Provisions for liabilities and charges	16	(4,841)	(9,959)	(4,251)
Net assets		61,883	56,765	47,042
Capital and reserves				
Called up share capital	17	4,029	4,029	4,028
Share premium account	18	45,104	45,104	45,078
Profit and loss account	18	12,750	7,632	(2,064)
Total shareholders' funds	20	61,883	56,765	47,042

‡ 2001 balance sheet has been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred tax'. The impact of the restatement is to decrease the value of consolidated reserves by £5,118,000.

Group cashflow statement

Two years ended 29 December 2001

		2001 52 weeks £000	2000 52 weeks £000
Net cash inflow from operating activities	21(a)	61,982	61,954
Returns on investment and servicing of finance	21(b)	(8,431)	(11,050)
Taxation		(9,485)	(11,899)
Capital expenditure	21(c)	(20,896)	(33,469)
Acquisitions		-	(16,040)
Dividends paid		(9,305)	(8,081)
Cash flow before financing		13,865	(18,585)
Financing	21(d)	(11,203)	12,273
Increase/(decrease) in cash		2,662	(6,312)

Net debt reconciliation

		2001 52 weeks £000	2000 52 weeks £000
Increase/(decrease) in cash		2,662	(6,312)
Increase in proportion of medium term loan due in less than one year		(5,500)	(7,000)
Decrease in proportion of medium term loan due in more than one year		15,449	10,599
Repayment of loan notes		1,051	(5,599)
Loans and finance leases acquired with subsidiary		-	(412)
Finance leases		(1,004)	256
Movement in net debt in the year		12,658	(8,468)
Net debt at start of the year		(127,032)	(118,564)
Net debt at the end of the year	21(e)	(114,374)	(127,032)

Notes to the financial statements

Note 1: Accounting policies

A full set of the accounting policies extracted from the financial statements of the group for the year ended 29 December 2001 is set out below:

(a) Accounting convention

The financial information set out in this Appendix IV B is prepared under the historical cost convention and in accordance with UK Financial Reporting Standards.

(b) Basis of consolidation

The Group consolidates the accounts of the Company and its subsidiaries which are, with the exception of T&S Properties Limited, made up to a date co-terminus with the financial year of the Parent Company.

The accounts of T&S Properties Limited are for the year to 21 December each year. The year end is not co-terminus with that of the Parent undertaking for commercial reasons.

(c) Depreciation

Depreciation of tangible fixed assets is provided at annual rates calculated to write down the assets to their residual values by equal instalments over their estimated useful economic lives as follows:

Freehold trading shops	- nil
Freehold buildings	- 50 years
Long leasehold property	- 50 years
Short leasehold property	- Written off in equal instalments over the expected unexpired period of the lease
Motor vehicle	- 5 years
Fixtures and fittings and computer equipment	- 5 to 10 years

Freehold trading shops are not depreciated on the grounds that they are maintained to a high standard in order to continue their trade. The properties have useful lives which are so long and retain residual values (based on prices prevailing at the time of acquisition or subsequent valuation) that are so high, being in aggregate at least equal to their book values, that any depreciation charge would not be material. Accordingly, no provision has been made. Any permanent diminution in value of such properties is charged to the profit and loss account as appropriate.

(d) Goodwill

Goodwill represents the excess of the purchase consideration of businesses including store acquisitions over the fair value of the net separable assets acquired. Goodwill relating to acquisitions made prior to 3 January 1998 has been written off immediately against reserves. On disposal of a business or store, any goodwill previously written off on acquisition is included in determining the profit or loss on disposal.

Goodwill arising on the acquisition of businesses post 3 January 1998 has been accounted for in accordance with FRS10, which requires that goodwill be capitalised and amortised over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. Goodwill being amortised over periods exceeding 20 years or not at all is reviewed annually for impairment in accordance with FRS11 by discounting estimated future cash flows of the individual businesses at an appropriate discount rate.

Goodwill on individual store acquisitions is being amortised on the straight line method over its estimated useful life but not exceeding 20 years.

(e) Stocks

Stocks are stated at the lower of cost and net realisable value.

(f) Deferred taxation

During 2002 the company adopted the requirements of Financial Reporting Standard 19 "Deferred tax" which requires deferred tax to be provided on all originating timing differences. The profit and loss account for the 52 weeks ended 29 December 2001 and the balance sheets at that date, have been restated and the impact of this change is shown as a footnote to the profit and loss account and balance sheet.

(g) Leased assets

Fixed assets acquired under finance leasing contracts are recorded in the balance sheet as tangible fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is recorded as a creditor and the interest element of the finance charge is charged to the profit and loss account over the primary lease period.

Rentals paid under operating leases are charged to income on a straight line basis over the lease term.

(h) Pension costs

The cost of providing pensions through defined benefit schemes is charged to the profit and loss account so as to spread the regular cost over the average service lives of the employees in accordance with the advice of qualified actuaries. The cost of providing pensions through defined contribution schemes is charged to the profit and loss account in the period in respect of which the contributions become payable.

(i) National Lottery and other commission income

Commission earned on the sale of on-line lottery tickets, operation of ATM's, processing of mobile phone E Top Up transactions and processing of utility bill payments is taken to profit and loss as it is earned and is shown under other operating income. Income from sales of 'Instants' lottery tickets is included in turnover and the related profit is included under gross profit.

(j) Financial instruments

The group uses interest rate swaps and caps. Amounts payable or receivable in respect of interest swap and cap agreements are recognised as adjustments to the interest expense over the period of the contract. Premiums on interest rate swap and cap agreements are recorded at historical cost and amortised over the life of the agreement.

(k) Onerous leases

Provision is made for anticipated rents payable, net of rents receivable, on onerous and vacant property leases as well as terminal dilapidations and future rents above market value on unprofitable stores.

(l) Capitalisation of finance costs

Finance costs are capitalised on a gross basis where they are shown to be directly attributable to the construction of tangible fixed assets.

Note 2: Turnover

Turnover represents the amount derived from the provision of goods and services within the Group's ordinary activities after deducting value added tax. Turnover for the year arises solely within the United Kingdom from a single class of business.

T&S

Note 3: Operating profit

	2001 52 weeks Total £000	2000 52 weeks Total £000	1999 52 weeks Total £000
Turnover	933,273	886,317	773,790
Cost of sales	(701,450)	(667,989)	(591,697)
Gross profit	231,823	218,328	182,093
Distribution costs	(122,318)	(116,485)	(93,503)
Exceptional distribution costs	(571)	(653)	(573)
Administrative expenses	(85,393)	(76,048)	(68,575)
Exceptional administrative expenses	(1,519)	(1,620)	(991)
Other operating income	21,456	18,110	16,271
Operating profit	43,478	41,632	34,722

The exceptional items primarily relate to further costs incurred in integrating Day and Nite Stores Limited. These costs primarily consist of redundancy, office closure and the standardisation of store systems. The prior year figures mainly comprise further costs incurred in the integration of One Stop Community Stores Limited.

Other operating income includes income from the operation of Post Offices and commission earned from the sale of on-line lottery tickets, ATMs, mobile phone E Top Up and utility payments.

Note 4: Taxation

Tax on profit on ordinary activities based on the results for the year:

	2001 52 weeks £000	2000 52 weeks £000	1999 52 weeks £000
Corporation tax at 30 per cent. (2000 - 30 per cent.)	10,259	8,529	8,371
Adjustments in respect of previous periods	-	(42)	-
Deferred taxation	405	1,295	99
	10,664	9,782	8,470

Tax relief of £637,000 (2000 - £713,000; 1999 - £678,000) has been recognised in respect of exceptional items. Tax relief of £26,000 (2000 - Nil; 1999 - Nil) has been recognised in respect of interest capitalised.

Note 5: Profit on ordinary activities before taxation

This is stated after charging/(crediting):

	2001 52 weeks £000	2000 52 weeks £000	1999 52 weeks £000
Depreciation of tangible fixed assets	12,763	12,518	10,997
Goodwill amortisation	638	555	379
Investment amortisation (note 12)	125	-	-
Auditors' remuneration in respect of audit services - Group	105	115	110
Interest payable and similar charges:			
Bank loans and overdrafts	8,577	9,666	7,466
Loan notes	387	791	702
Exceptional collar termination cost	-	-	523
Finance leases	4	36	-
Interest receivable	(453)	(6)	(6)
Operating leases:			
Land & buildings	28,962	26,729	23,053
Other	1,809	1,239	1,151
Rents receivable	(2,368)	(2,328)	(1,932)
Wages and salaries	109,354	106,029	89,079
Social security cost	6,062	5,558	3,770
Other pension costs	810	768	545

T&S

Amounts paid to auditors for non-audit services in the period totalled £3,052,000 (2000 - £3,344,000; 1999 - £622,000) of which £1,156,000 has been capitalised as part of Project Discovery and £1,626,000 has been capitalised as part of the capital expenditure programme undertaken in the year. The Auditors remuneration in respect of the Company was £21,000 (2000 - £21,000; 1999 - £21,000).

Interest costs of £908,000 (2000 - £577,000) were capitalised at an average rate of 6.5 per cent. during 2001 as part of Project Discovery.

Note 6: Employees

The average weekly number of employees of the Group during the year was made up as follows:

	2001 *52 weeks* *Number*	*2000* *52 weeks* *Number*	*1999* *52 week* *Number*
Administration	501	601	740
Sales and distribution	15,334	14,598	10,882
	15,835	15,199	11,622

Note 7: Directors' emoluments

	2001 *52 weeks* *£000*	*2000* *52 weeks* *£000*	*1999* *52 week* *£000*
Fees	65	65	50
Salaries and benefits	1,090	1,235	1,124
Performance related payments	315	392	414
Compensation for loss of office	-	75	-
Pension contributions	245	278	256
Gains on exercise of share options	-	1,003	963
	1,715	3,048	2,807
Highest paid director:			
Aggregate emoluments	366	331	320
Gains made on exercise of share options	-	513	518
Pension contributions	62	54	55

Note 8: Dividends

	2001 *52 weeks* *£000*	*2000* *52 weeks* *£000*	*1999* *52 weeks* *£000*
Interim dividend paid of 4.6 pence per share (2000 - 4.3 pence per share; 1999 - 3.9 pence per share)	3,706	3,464	2,832
Final dividend proposed of 7.4 pence per share (2000 - 6.95 pence per share; 1999 - 6.35 pence per share)	5,962	5,599	4,617
	9,668	9,063	7,449

Note 9: Earnings per share

	2001		*2000*		*1999*	
	Earnings *£000*	*Per share* *amount* *Pence*	*Earnings* *£000*	*Per share* *amount* *Pence*	*Earnings* *£000*	*Per share* *amount* *Pence*
Basic EPS						
Profit after taxation attributable to shareholders	24,299	30.16	21,399	27.67	17,595	24.31
Fully diluted EPS						
Taking account of effect of dilutive share options	24,299	30.09	21,399	27.50	17,595	24.06
Continuing EPS						
Profit after taxation before exceptionals	25,752	31.96	22,959	29.68	19,004	26.26
Fully diluted continuing EPS	25,752	31.89	22,959	29.51	19,004	25.98

T&S

Weighted average number of shares

	2001 Thousand	2000 Thousand	1999 Thousand
Weighted average number of shares	80,567	77,345	72,378
Effect of dilutive share options	199	468	757
Fully diluted number of shares	80,766	77,813	73,135

Continuing earnings per share has been disclosed in addition to basic earnings per share because, in the opinion of the directors, this provides a useful indication of continuing business performance. Continuing refers to profit before taxation and exceptional items.

Note 10: Intangible fixed assets

	Goodwill £000
Cost	
At start of year	90,500
Fair value adjustment on acquisition of Day and Nite Stores Limited	1,792
Other fair value adjustments	50
Additions on acquisition of individual stores	2,787
Disposals	(85)
As at end of year	95,044
Amortisation	
At start of year	1,072
Charge in year	638
Disposals	(61)
As at end of year	1,649
Net book values	
At end of year	93,395
At start of year	89,428

Intangible fixed assets comprise goodwill arising on the acquisition of individual stores which is being amortised over a period of 20 years, and goodwill on the acquisition of One Stop Community Stores Limited and Day and Nite Stores Limited. The directors have considered the durability of goodwill and believe, after taking into account the quality and continuity of the store portfolio, the localised nature of the customer profile, the particular nature of the products sold, the regulatory barriers to selling certain products and high costs of opening a store, and the realised value of stores sold in prior years, that the goodwill has an indefinite life and does not lose value. Consequently amortisation is not provided except on acquisition of individual stores for which the directors have an established policy of amortising goodwill over its estimated useful economic life but not exceeding 20 years.

The Companies Act 1985 requires that capitalised goodwill must be amortised. However, amortising the goodwill over a finite period would not give a true and fair view because the durability of the business is such that the directors consider that the value of the goodwill will not reduce over time. It is not possible to quantify the effect of the departure from the Companies Act because no finite life for the goodwill can be identified. However, the effect of amortising the goodwill arising on acquisitions over a useful life of 20 years would be a charge against operating profit of £2,585,000 (2000 - £2,585,000) in respect of One Stop and £1,490,000 (2000 - £828,000) in respect of Day & Nite and a reduction of £8,941,000 (2000 - £4,866,000) in the carrying value of goodwill in the balance sheet. The carrying value of goodwill not amortised at 29 December 2001 amounted to £80,387,000 (2000 - £78,595,000).

T&S

Note 11: Tangible fixed assets

	Freehold Property £000	*Long Leasehold Property £000*	*Leasehold Property £000*	*Motor Vehicles £000*	*Fixtures and Fittings £000*	*Total £000*
Cost						
At start of year	15,757	1,276	35,394	3,333	169,699	225,459
Additions	-	-	622	817	20,559	21,998
Reclassification	(91)	-	(9,809)	34	9,866	-
Disposals	(2,275)	(535)	(1,127)	(776)	(5,862)	(10,575)
As at end of year	13,391	741	25,080	3,408	194,262	236,882
Depreciation						
At start of year	1,061	256	15,238	2,507	81,207	100,269
Charge in year	113	19	1,884	157	10,590	12,763
Fair value adjustment	131	-	423	-	1,076	1,630
Reclassification	-	-	(3,235)	-	3,235	-
Disposals	(2)	(58)	(1,021)	(577)	(4,855)	(6,513)
As at end of year	1,303	217	13,289	2,087	91,253	108,149
Net book values						
At end of year	12,088	524	11,791	1,321	103,009	128,733
At start of year	14,696	1,020	20,156	826	88,492	125,190

The carrying value of freehold trading stores not depreciated amounted to £8,207,000 (2000 - £10,480,000).

The aggregate amount of finance costs included in the cost of fixtures and fittings is £1,485,000 (2000 - £577,000). The amounts held under finance leases are as follows:

	2001 £000	*2000 £000*
Cost	1,566	461
Aggregated depreciation	(167)	(212)
Net book value	1,399	249

In the opinion of the directors there is no significant difference between the market value and the book value of land and buildings.

Note 12: Investments

Fixed asset investments

	Group £000
Cost and net book value	
At start of year	-
Additions	815
Amortisation	(125)
At end of year	690

Additions in the year represent the cost of 286,056 of the company's ordinary shares purchased in June 2001. These shares were acquired by a trust in the open market using funds provided by T&S Stores PLC to meet obligations under the executive directors' Long Term Investment Plan (LTIP). The number of LTIP award shares vested will be determined by reference to pre-set targets which relate to the performance of the Group over a minimum period of three years.

In line with the rules of the plan, the investment is being amortised over three years.

Current asset investments

	2001 £000	2000 £000
Cost – UK listed shares	1	1
Market Value of UK listed shares	1	1

The Group's trading subsidiaries are as follows:

Name	*Nature of business*	*Proportion of Nominal value and voting rights of ordinary shares held*
Dillons Newsagents Ltd*	Retailer	100%
One Stop Community Stores Ltd*	Retailer	100%
Day and Nite Stores Ltd*	Retailer	100%
Gibbs News Ltd	Retailer	100%
T&S Properties Ltd*	Property Company	100%
M&W Ltd*	Holding Company	100%
Misselbrook & Weston Ltd	Retailer	100%
T&S Management Services Ltd	Management	100%
Paper Chain (East Anglia) Ltd*	Retailer	100%

* Held directly by T&S Stores Plc

Note 13: Stocks

	2001 £000	2000 £000
Goods for resale	73,069	73,189
Sundry stocks	458	383
	73,527	73,572

The current replacement cost of stocks does not materially exceed historical cost.

Note 14: Debtors

	2001 £000	2000 £000
Falling due within one year:		
Trade debtors	8,452	7,796
Amounts due from subsidiary undertakings	-	-
Other debtors	744	669
Prepayments and accrued income	10,888	4,342
	20,084	12,807

Note 15: Creditors – amounts falling due within one year:

	2001 £000	2000 £000
Bank overdraft	5,578	8,054
Current portion of loan	16,500	11,000
Loan notes	15,305	16,356
Obligations under finance leases	323	186
Trade creditors	109,348	96,240
Amounts owed to subsidiary undertakings	-	-
Corporation tax	5,789	4,965
Other creditors	2,276	2,308
Taxation and social security	6,323	5,177
Accruals and deferred income	5,634	8,385
Proposed dividend	5,962	5,599
	173,038	158,270

Creditors – amounts falling after more than one year:

	2001 £000	2000 £000
Medium term loan	79,195	94,644
Obligations under finance leases	1,024	156
	80,219	94,800

T&S

The Company has in issue £15,305,000 £1 loan notes, of these 10,355,000 £1 loan notes are guaranteed as to principal by Barclays Bank PLC, bear interest at one per cent. per annum below LIBOR and are repayable on demand between 30 April 1998 and 30 April 2004. 1,051,000 of the loan notes were redeemed during the year and any loan notes not previously redeemed will be repaid at par on 31 October 2004.

The Company has in issue £6,000,000 guaranteed unsecured loan notes to the principal vendors of Day and Nite Stores Limited as part of the consideration of the acquisition of the company. The loan notes are repayable on demand between 1 June 2001 and 23 May 2005. The loan notes are guaranteed as to principal and interest by Barclays Bank PLC and they bear interest at LIBID calculated on a one, three or six month basis.

The bank overdraft, loan notes and medium term notes are secured by a fixed and floating charge over the assets of the Group. The maturity of the Group's borrowings is as follows:

	2001 52 weeks £000	*2000 52 weeks £000*
Within one year	33,832	32,045
Between one and two years	23,500	16,500
Between two and five years	55,695	78,145
Total bank loans and overdrafts	113,027	126,690
Obligations under finance leases	1,347	342
Total borrowings	114,374	127,032

All obligations under finance leases are due within five years.

Note 16: Provisions for liabilities and charges

	2001 £000	*2000 £000*
Deferred taxation	2,908	2,503
Property provisions	1,933	1,748
	4,841	4,251

Movements on provisions are as follows:

	Deferred taxation £000	*Property provisions £000*	*Total £000*
At start of year	2,503	1,748	4,251
Utilised	-	(228)	(228)
Charged to profit and loss account	405	413	818
At end of year	2,908	1,933	4,841

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2015.

The full potential deferred taxation liability/(asset) and the provision calculated at 30 per cent. (2000: 30 per cent.) are as follows:

	Full potential		*Provision*	
	2001 £000	*2000 £000*	*2001 £000*	*2000 £000*
Accelerated capital allowances	8,290	5,486	3,172	2,838
Capital gains deferred by roll-over relief	3,650	3,650	-	-
Other short-term timing differences	(264)	(335)	(264)	(335)
	11,676	8,801	2,908	2,503

Note 17: Called up share capital

	Ordinary shares of 5p each			
	2001		2000	
	Value Thousand	Number Thousand	Value Thousand	Number Thousand
Authorised	4,250	85,000	4,250	85,000
Issued and fully paid	4,029	80,571	4,028	80,561

During the year no shares were issued on the exercise of share options:

Subscription price:	151p	150p	195.5p	279.5p	292.5p	328p	375p	299p	300.5p	Total
At start of year	139,200	80,000	166,851	162,000	15,000	520,879	1,297,500	-	-	2,381,430
Granted	-	-	-	-	-	-	-	100,000	365,000	465,000
Cancelled or lapsed	-	-	-	(29,000)	-	(127,342)	(125,000)	-	-	(281,342)
Exercised	-	-	(2,000)	(8,000)	-	-	-	-	-	(10,000)
At end of year	139,200	80,000	164,851	125,000	15,000	393,537	1,172,500	100,000	365,000	2,555,088
Exercisable										
Between	6.5.1996	28.3.1998	24.9.1999	8.5.2001	15.9.2001	1.1.2003	28.6.2003	4.5.2004	5.11.2004	
and	5.5.2003	27.3.2005	23.9.2003	7.5.2005	14.9.2005	30.6.2007	27.6.2007	3.5.2007	4.11.2007	

Note 18: Reserves – Group

	Share Premium Account £000	Profit and Loss Account £000
At start of year	45,078	(2,064)
Arising on issue of shares	26	-
Retained profit for the year	-	14,631
Goodwill written back on store disposals	-	183
At end of year	45,104	12,750

At 29 December 2001 goodwill eliminated against reserves totalled £134,456,000 (2000 - £134,639,000). Goodwill eliminated includes goodwill on stores of £6,306,000 (2000 - £6,489,000).

Note 19: Acquisitions

Day and Nite Stores Limited

On 23 May 2000 the Company acquired Day and Nite Stores Limited. In the year to 30 December 2000, provisional fair value adjustments were made. Further adjustments were made during the year to 29 December 2001. The following table analyses the fair value of the net assets acquired:

	Book value of net assets acquired £000	Provisional fair value adjustments 30 December 2000 £000	Further fair value adjustments 29 December 2001 Revaluations £000	Fair value of net assets acquired £000
Intangible fixed assets	4,230	(4,230)	-	-
Tangible fixed assets	13,625	(1,462)	(1,630)	10,533
Stock	5,246	-	-	5,246
Debtors	1,796	-	-	1,796
Cash in hand and at bank	128	-	-	128
Bank overdraft	(6,743)	-	-	(6,743)
Finance leases	(412)	-	-	(412)
Creditors and provisions	(11,323)	-	(162)	(11,485)
Current taxation	(720)	-	-	(720)
Deferred taxation	(451)	(458)	-	(909)
Net assets acquired	5,376	(6,150)	(1,792)	(2,566)

T&S

During the year, a review was undertaken of those unprofitable stores acquired from Day & Nite, which were unprofitable on acquisition. The future cash flows from such stores are now not expected to improve sufficiently to cover the book carrying value of their fixed assets. Accordingly, a fair value provision was made to reduce the value of their fixed assets, at the date of acquisition, to their estimated recoverable amount. In addition, where the rent on such stores is in excess of the market rent, a provision has been made for the onerous element of the lease. The Day & Nite EPoS equipment in store has been fair valued to reflect its true value to the business at the time of acquisition.

As a consequence of these further fair value adjustments, the goodwill on acquisition of Day & Nite is now £28,692,000 (2000: £26,900,000).

Note 20: Reconciliation of movements in shareholders' funds

	2001 *£000*	*2000* *£000*
Profit for the financial year	24,299	21,399
Dividends	(9,668)	(9,063)
Issue of shares	27	27,231
Goodwill written back	183	267
Net addition to shareholders' funds	14,841	39,834
Opening shareholders' funds	47,042	7,208
Closing shareholders' funds	61,883	47,042

Note 21: Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	2001 *£000*	*2000* *£000*
Operating profit before exceptional items	45,568	43,905
Exceptional items	(2,090)	(2,273)
Operating profit after exceptional items	43,478	41,632
Depreciation and amortisation	13,526	13,073
Profit on sale of Pharmacy Licences	-	(972)
Profit on sale of tangible fixed assets	(1,309)	(1,217)
Loss on business disposals	(263)	126
Decrease in stocks	45	11,924
(Increase)/decrease in debtors	(7,278)	3,397
Increase/(decrease) in creditors	13,238	(8,811)
Increase in provisions	545	2,802
Net cash inflow from operating activities	61,982	61,954

(b) Returns on investments and servicing of finance

Interest paid	(8,727)	(11,020)
Interest element of finance lease repayments	(16)	(36)
Interest received	312	6
	(8,431)	(11,050)

(c) Capital expenditure

Purchase of tangible fixed assets	(22,680)	(37,959)
Purchase of store goodwill	(2,787)	(2,170)
Purchase of investment	(815)	-
Salary of Pharmacy Licences	-	1,531
Sale of tangible fixed assets	4,359	3,424
Sale of stores	1,027	1,705
	(20,896)	(33,469)

(d) Financing

	2001 £000	2000 £000
Issue of ordinary share capital	27	16,529
Issue of short term borrowings	5,500	7,000
Net repayment of medium term loan	(15,449)	(10,599)
Loan note repayment	(1,051)	(401)
Capital element of finance lease repayments	(230)	(256)
	(11,203)	12,273

(e) Analysis of changes in net debt

	At start of year £000	Cash flow £000	Other Non-Cash Items £000	At end of year £000
Cash at bank and in hand	3,365	186	-	3,551
Bank overdraft	(8,054)	2,476	-	(5,578)
	(4,689)	2,662	-	(2,027)
Medium term bank loan due within 1 year	(11,000)	(5,500)	-	(16,500)
Medium term bank loan due in more than 1 year	(94,644)	15,449	-	(79,195)
Loan notes	(16,356)	1,051	-	(15,305)
Finance leases	(343)	231	(1,235)	(1,347)
Net debt	(127,032)	13,893	(1,235)	(114,374)

Note 22: Commitments under Operating Leases

At 29 December 2001 the Group had annual commitments under operating leases as follows:

Length of lease remaining in years

	0-1		2-5		5+	
	2001	2000	2001	2000	2001	2000
Land and buildings annual rent (£000)	1,184	524	3,156	2,916	21,208	16,970
Other annual commitments (£000)	133	71	1,329	890	34	-

Note 23: Pension Commitments

Contributions have been made by the Group to the Eagle Star, the Directors', Gibbs News, M&W, Royal Bank of Scotland, Norwich Union, Scottish Widows and Standard Life money purchase pension schemes amounting to £370,000 (2000 - £379,000).

The T&S Stores Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the Company. Contributions to the Scheme in 2001 totalled £440,000 (2000 - £389,000).

A formal valuation of the scheme was undertaken as at 6 April 1999 using the Projected Unit method of calculation with the assumption that the investment returns would be 3 per cent. higher than the rate of salary increases. The qualified actuaries, who are independent of T&S Stores Plc, have confirmed that as at 6 April 1999 the actuarial value of the fund assets represented 92 per cent. of the benefits that had been accrued to members allowing for expected future increases in earnings. Furthermore, in the opinion of the actuaries, the resources are likely, in the normal course of events on an ongoing basis, to meet in full the liabilities of the scheme as they fall due on the basis that the Company contribution rate with effect from 6 April 1999 will be 11.3 per cent. of pensionable salaries, excluding administration expenses. The actuarially recommended contribution has been paid by the Company. In addition, the scheme members contribute to the scheme at the rate specified in the scheme rules. The market value of the fund assets at the date of the valuation amounted to £4,699,738. The next formal actuarial valuation is due to be undertaken on 6 April 2002.

T&S

To comply with the requirements of FRS17, an independent qualified actuary carried out a full actuarial valuation at 31 December 2001. The major assumptions used by the actuary were:

Inflation assumption	2.50 per cent.
Rate of increase in salaries	4.50 per cent.
Rate of increase in pensions in payment	3.00 per cent.
Rate of increase in deferred pensions	2.50 per cent.
Discount rate	5.75 per cent.

The assets in the scheme and the expected rate of return were:

	Long term rate of return Expected at 31.12.2001	*Value at 31.12.2001 £000*
Equities	7.0%	3,610
Bonds	4.8%	1,647
Cash	4.0%	635
Total market value of assets		5,892
Present value of scheme liabilities		(6,256)
Deficit in the scheme		(364)
Related deferred tax asset		109
Net pension liability		(255)
Net assets excluding pension liability		61,883
Pension liability		(255)
Net assets including pension liability		61,628
Profit and loss reserve excluding pension liability		12,750
Pension liability		(255)
Profit and loss reserve including pension liability		12,495

At the balance sheet date amounts owing to pension companies and Trustees amounted to £23,587 representing contributions for December 2001 (2000 - £58,809).

The directors, having sought the advice of the Group's actuaries, believe that there will be no additional material liabilities relating to these schemes.

Note 24: Financial Instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found in the Financial Review of the T&S 2001 Annual Report.

The Group has taken advantage of the exemption under FRS13, Derivatives and Other Financial Instruments, that short-term debtors and creditors, except for overdrafts, loans and obligations under finance leases and provisions, be excluded from disclosure on the grounds that they do not have a significant impact on the financial risk profile of the Group.

Financial Assets

Financial Assets comprise cash at bank totalling £3,551,000 (2000 - £3,365,000). Surplus funds are invested at market rates.

T&S

Financial Liabilities

The interest rate risk profile of the financial liabilities of the Group at 29 December 2001 was as follows:

Sterling	*Total* *£000*	*Fixed rate financial liabilities* *£000*	*Maximum rate financial liabilities* *£000*	*Floating rate financial liabilities* *£000*	*Financial liabilities on which no interest is paid* *£000*
At start of year	118,090	342	72,000	44,000	1,748
At end of year	119,858	34,347	67,000	16,578	1,933

The floating rate financial liabilities are priced at a margin between 1 per cent. below and 1 per cent. above LIBOR or base rate.

These comprise sterling denominated bank loans and overdrafts as disclosed in Note 15 bearing interest rates based on LIBOR fixed in advance for periods between one and six months.

The effect of the Group's £33 million interest rate Swap is included within fixed rate financial liabilities in the table above. The Swap matures in November 2004.

The Group has Collars in place covering £67 million of its sterling borrowings which have been classified under the maximum rate financial liabilities above. The effect of the Collars is to put a maximum and a minimum level on the interest rate payable. The Collars expire in May 2002.

Hedge profile – Interest bearing liabilities

	Fixed rate financial liabilities		*Maximum rate financial liabilities*	
	Weighted average interest rate	*Weighted average period until maturity (Years)*	*Weighted average interest rate*	*Weighted average period until maturity (Years)*
At start of year	9.57%	3.00	7.51%	0.67
At end of year	4.99%	2.90	6.86%	0.38

The maximum rates are determined by the strike rates at which interest rate caps have been purchased whereas the minimum rates have been determined by the strike rate at which interest rate floors have been sold. The average rate at which the interest rate floors have been sold is 5.18 per cent. (2000 - 5.42 per cent.).

In addition to the above, the Group has entered into a forward starting interest rate swap as summarised below. The effect of the interest rate Swap is to convert a portion of the Group's floating rate liabilities into fixed rate liabilities.

Notional principal *£000*	*Protected period*	*Swap rate*
37,000	15 May 2002 to 15 May 2005	5.255%

The book values and fair values of the Group's financial assets, liabilities and instruments are set out below:

	Book Value 29.12.01 £000	*Fair Value 29.12.01 £000*	*Book Value 30.12.00 £000*	*Fair Value 30.12.00 £000*
Financial instruments held or issued to finance the Group's operations				
Short-term debt	(37,383)	(37,383)	(21,355)	(21,355)
Medium term debt	(79,195)	(79,195)	(94,645)	(94,645)
Finance leases and property provisions	(3,280)	(3,280)	(2,090)	(2,090)
Deposits at bank and in hand	3,551	3,551	3,365	3,365
Derivative financial instruments held to manage the Group's interest rate exposure				
Interest rate swaps	-	746	-	-
Interest rate swaptions	-	-	285	-
Interest rate cap	-	-	-	-
Interest rate collars	-	(289)	-	(166)
	(116,307)	(115,850)	(114,440)	(114,891)

The fair value of financial instruments held or issued to finance the Group's operations approximate to the carrying value reported in the balance sheet as they are at floating rates of interest which reset to current market levels at quarterly intervals.

The fair values of the Group's derivative instruments represent the intrinsic values of the instruments at replacement prices and rates prevailing on 29 December 2001.

Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term trade creditors and accruals at 29 December 2001 was as follows:

	Debt £000	*Finance leases and other‡ £000*	*2001 Total £000*	*2000 Total £000*
Within one year or on demand	37,383	1,733	39,116	22,209
Between one and two years	23,500	339	23,839	16,687
Between two and five years	55,695	990	56,685	78,623
Over five years	-	218	218	571
	116,578	3,280	119,858	118,090

‡ Other comprises property provisions.

The Group has the following undrawn committed borrowing facilities available at 29 December 2001 in respect of which all conditions precedent had been met at that date:

	2001 Total £000	*2000 Total £000*
Expiring within one year	56,973	36,200

The facilities expiring within one year are short-term facilities subject to review at various dates during 2002.

T&S

Gains and losses arising on hedging instruments

The Group enters into interest rate hedging instruments for managing its exposure to adverse interest rate movements and not for speculative purposes as detailed below.

	Net Gains (Losses) This year £000	*Net Gains (Losses) Last year £000*
Gains and (losses) on hedges at 30 December 2001	(451)	40
Gains and (losses) arising in previous years that were recognised during the year	(488)	(390)
Gains and (losses) arising this year that were not recognised as at 29 December 2001	-	-
Unrecognised gains and (losses) on hedges at 29 December 2001	457	(451)
Of which:		
Gains and (losses) expected to be recognised in the year to 28 December 2002	(624)	(394)
Gains and (losses) expected to be recognised in the year to 27 December 2003 and afterwards	1,081	(57)

APPENDIX V

Additional information

1. Responsibility statements

(a) The Directors of Tesco, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document (other than the information relating to the T&S Group, the Directors of T&S and their immediate families, related trusts and controlled companies and the persons who have irrevocably committed themselves to accept the Offer). To the best of the knowledge and belief of the Directors of Tesco (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Directors of T&S, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the T&S Group and themselves, their immediate families, related trusts and controlled companies and the persons who have irrevocably committed themselves to accept the Offer. To the best of the knowledge and belief of the Directors of T&S (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

(a) The names of the Directors of Tesco and their respective positions are as follows:

Name	*Position*
Mr J A Gardiner	Non-executive Chairman
Mr R S Ager	Company Secretary and Director
Mr P A Clarke	Logistics and IT Director
Mr J Gildersleeve	Commercial and Trading Director
Mr A T Higginson	Finance Director
Sir Terry Leahy	Chief Executive
Mr T J R Mason	Marketing and E-Commerce Director
Mr D T Potts	Retail Director
Mr D E Reid CA	Deputy Chairman
Mr C L Allen	Non-executive Director
Mr R F Chase	Non-executive Director
Dr H Einsmann	Non-executive Director
Mrs V Morali	Non-executive Director
Mr G F Pimlott	Non-executive Director

The business address of all of the Directors of Tesco is Tesco House, Delamare Road, Cheshunt, Hertfordshire, EN8 9SL, being the registered office of Tesco.

(b) The names of the Directors of T&S and their respective positions are as follows:

Name	*Position*
Mr K P Threlfall	Chairman
Mr J J McCarthy	Chief Executive Officer
Mr P Mildenstein	Group Retail Director
Mr D R Moore	Group Finance Director
Mr G Purdy	Group Buying Director
Mr D R Turner	Group Property Director
Mr R J Davies	Non-executive Director
Mr C A Lawrence	Non-executive Director
Mr I L Vickery	Non-executive Director

The business address of all of the Directors of T&S is Apex Road, Brownhills, Walsall, West Midlands WS8 7TS, being the registered office of T&S.

3. Market Quotations

The following table shows the closing middle-market quotations of Tesco Shares and T&S Shares, as derived from the Daily Official List for the first dealing day in each of the six months immediately before the date of this document, for 29 October 2002 (the last dealing day prior to the Announcement) and for 13 November 2002 (the latest practicable date prior to the posting of this document):

Date	*Tesco Share price (pence)*	*T&S Share price (pence)*
13 November 2002	198.25	446.00
1 November 2002	197.00	441.50
29 October 2002	203.00	359.00
1 October 2002	199.75	335.50
2 September 2002	211.00	313.50
1 August 2002	208.75	321.00
1 July 2002	243.50	354.50
5 June 2002	252.50	374.50

4. Disclosure of interests and dealings in shares

For the purposes of this Appendix V:

(i) "arrangement" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

(ii) "associate" includes:

(A) the subsidiaries and associated companies of T&S or, as the case may be, of Tesco and companies of which any such subsidiaries or associated companies are associated companies. For this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(B) banks, financial and other professional advisers (including stockbrokers) to T&S or, as the case may be, to Tesco or any company covered in (A) above, including persons controlling, controlled by or under the same control as, such banks, financial or other professional advisers;

(C) the Directors of T&S or, as the case may be, the Directors of Tesco or of any company covered in (A) above (together in each case with their immediate families and related trusts); and

(D) the pension funds of T&S or, as the case may be, of Tesco or any company covered in (A) above;

(iii) references to a "bank" do not apply to a bank whose sole relationship with Tesco or, as the case may be, with T&S or a company covered in (A) above is the provision of normal commercial banking services or activities in connection with the Offer such as handling acceptances and other registration work;

(iv) "control" means a holding or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holding give *de facto* control;

(v) "disclosure period" means the period commencing on 30 October 2001 (being the date 12 months prior to the announcement of the Offer) and ending on 13 November 2002 (being the latest practicable date prior to the posting of this document); and

(vi) "relevant securities" means Tesco Shares, T&S Shares and securities convertible into, rights to subscribe for, or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing.

(a) Interests in Tesco Shares

(i) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors of Tesco and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) in Tesco Shares, which have been notified to Tesco pursuant to sections 324 and 328 of the Act and entered in Tesco's register of Directors' interests required to be kept under section 325 of the Act were as follows:

Name	*Number of Tesco Shares*	*Number of Tesco Shares under option*	*Interests in Tesco Shares under bonus and long-term incentive plans*
Mr J A Gardiner	627,720	-	-
Mr R S Ager	509,022	1,830,799	1,009,382
Mr P A Clarke	62,899	1,531,612	558,978
Mr J Gildersleeve	38,273	2,655,926	1,320,545
Mr A T Higginson	14,234	1,644,901	673,818
Sir Terry Leahy	2,123,530	3,342,391	1,726,775
Mr T J R Mason	135,753	1,963,763	991,356
Mr D T Potts	127,035	1,519,443	640,589
Mr D E Reid CA	1,068,561	3,084,287	1,462,690
Mr G F Pimlott	32,268	-	-

(ii) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors of Tesco and their immediate families and related trusts and connected persons (within the meaning of section 346 of the Act) in options over Tesco Shares under the Tesco Share Option Schemes were as follows:

Tesco Executive Share Options Schemes (1984), (1994) and (1996)

Name	*Scheme*	*Number of Tesco Shares under option*	*Exercise period*	*Exercise price (pence)*	*Date of Grant*
Mr R S Ager	Unapproved	299,904	07.10.00 - 07.10.04	151.66	07.10.97
	Unapproved	89,433	21.05.01 - 21.05.08	176.66	21.05.98
	Unapproved	26,831	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	149,171	28.01.02 - 28.01.09	178.00	28.01.99
	Unapproved	36,994	30.11.02 - 30.11.09	173.00	30.11.99
	Unapproved	182,528	20.04.03 - 20.04.10	209.50	20.04.00
	Unapproved	390,243	26.06.03 - 26.06.10	205.00	26.06.00
	Approved	12,145	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	311,741	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	321,236	15.04.05 - 15.04.12	259.00	15.04.02
Mr P A Clarke	Unapproved	29,946	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	146,991	28.01.02 - 28.01.09	178.00	28.01.99
	Unapproved	277,170	30.11.02 - 30.11.09	173.00	30.11.99
	Unapproved	77,683	20.04.03 - 20.04.10	209.50	20.04.00
	Approved	14,634	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	346,341	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	299,595	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	328,185	15.04.05 - 15.04.12	259.00	15.04.02
Mr J Gildersleeve	Unapproved	122,034	03.07.99 - 03.07.03	98.33	03.07.96
	Unapproved	504,999	07.10.00 - 07.10.04	151.66	07.10.97
	Unapproved	150,564	21.05.01 - 21.05.08	176.66	21.05.98
	Unapproved	56,100	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	364,092	28.01.02 - 28.01.09	178.00	28.01.99
	Unapproved	73,988	30.11.02 - 30.11.09	173.00	30.11.99
	Approved	14,634	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	502,439	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	429,149	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	425,483	15.04.05 - 15.04.12	259.00	15.04.02

Name	Scheme	Number of Tesco Shares under option	Exercise period	Exercise price (pence)	Date of Grant
Mr A T Higginson	Unapproved	373,584	21.05.01 - 21.05.08	176.66	21.05.98
	Unapproved	63,415	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	76,301	30.11.02 - 30.11.09	173.00	30.11.99
	Approved	14,634	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	404,878	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	348,178	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	358,301	15.04.05 - 15.04.12	259.00	15.04.02
Sir Terry Leahy	Unapproved	248,256	13.10.98 - 13.10.05	104.00	13.10.95
	Unapproved	523,728	03.07.99 - 03.07.03	98.33	03.07.96
	Unapproved	120,660	07.10.00 - 07.10.04	151.66	07.10.97
	Unapproved	126,832	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	228,901	30.11.02 - 30.11.09	173.00	30.11.99
	Unapproved	17,673	20.04.03 - 20.04.10	209.50	20.04.00
	Unapproved	780,487	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	647,773	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	642,471	15.04.05 - 15.04.12	259.00	15.04.02
Mr T J R Mason	Unapproved	198,669	07.10.00 - 07.10.04	151.66	07.10.97
	Unapproved	149,076	21.05.01 - 21.05.08	176.66	21.05.98
	Unapproved	63,415	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	255,796	28.01.02 - 28.01.09	178.00	28.01.99
	Unapproved	87,861	30.11.02 - 30.11.09	173.00	30.11.99
	Approved	14,634	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	404,878	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	348,178	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	358,301	15.04.05 - 15.04.12	259.00	15.04.02
	Unapproved	18,000	21.05.01 - 21.05.08	176.66	21.05.98
	Unapproved	15,000	28.01.02 - 28.01.09	178.00	28.01.99
	Approved	9,888	26.06.03 - 26.06.10	205.00	26.06.00
	Approved	3,939	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	7,561	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	15,150	15.04.05 - 15.04.12	259.00	15.04.02
Mr D T Potts	Unapproved	38,756	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	288,730	28.01.02 - 28.01.09	178.00	28.01.99
	Unapproved	199,827	30.11.02 - 30.11.09	173.00	30.11.99
	Approved	14,634	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	346,341	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	299,595	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	328,185	15.04.05 - 15.04.12	259.00	15.04.02
Mr D E Reid CA	Approved	11,427	10.06.97 - 10.06.04	59.66	10.06.94
	Unapproved	223,728	03.07.99 - 03.07.03	98.33	03.07.96
	Unapproved	601,305	07.10.00 - 07.10.04	151.66	07.10.97
	Unapproved	90,245	30.09.01 - 30.09.08	164.00	30.09.98
	Unapproved	425,827	24.05.02 - 24.05.09	179.42	24.05.99
	Unapproved	117,920	30.11.02 - 30.11.09	173.00	30.11.99
	Approved	11,308	26.06.03 - 26.06.10	205.00	26.06.00
	Unapproved	593,570	26.06.03 - 26.06.10	205.00	26.06.00
	Approved	9,385	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	492,639	26.04.04 - 26.04.11	247.00	26.04.01
	Unapproved	498,069	15.04.05 - 15.04.12	259.00	15.04.02

Tesco Savings Related Share Option Scheme (1981)

Name	*Number of Tesco Shares under option*	*Exercise period (years)*	*Exercise price (pence)*	*Date of Grant*
Mr R S Ager	4,963	5	136.00	29.10.98
	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
	1,671	5	198.00	08.11.01
Mr P A Clarke	3,969	5	121.66	30.10.97
	1,488	5	136.00	29.10.98
	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
	1,671	5	198.00	08.11.01
Mr J Gildersleeve	8,505	5	121.66	30.10.97
	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
Mr A T Higginson	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
	1,671	5	198.00	08.11.01
Sir Terry Leahy	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
	1,671	5	198.00	08.11.01
Mr T J R Mason	6,804	5	121.66	30.10.97
	2,235	5	151.00	28.10.99
	1,704	5	198.00	26.10.00
	1,003	5	198.00	08.11.01
	1,671	5	198.00	08.11.01
Mr D T Potts	1,704	5	198.00	26.10.00
	1,671	5	198.00	08.11.01
Mr D E Reid CA	5,670	5	121.66	30.10.97
	2,235	5	151.00	28.10.99
	959	3	198.00	08.11.01

(iii) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests (all of which are beneficial unless otherwise stated) of persons deemed to be acting in concert with Tesco in Tesco Shares in addition to those referred to in paragraph 4(a)(i) and 4(a)(ii) above were as follows:

Name	*Number of Tesco Shares*
Charles Phillips and Company Limited	30,564
Deutsche Asset Management Limited	863,865
D E Reid and R H Reid	15,000*[1]
E L Gildersleeve	5,312
Lazard Asset Management Limited	384,200
M L Gildersleeve	7,511
R B Reid	2,372
S L Gildersleeve	8,353
Tesco London Limited	98,064
Tesco Quest Limited	38,612,596
Williamsons Limited	295,290

*[1] D E Reid and R H Reid hold these shares on trust for D E Reid's two daughters who are the beneficiaries.

(iv) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests of persons who have provided irrevocable undertakings to accept the Offer in Tesco Shares were as follows:

Name	*Number of Tesco Shares*
Mr J J McCarthy	1,064
Mr D R Turner	1,389

(v) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests (all of which are beneficial unless otherwise stated) of the Directors of T&S and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) in Tesco Shares were as follows:

Name	*Number of Tesco Shares*
Mr J J McCarthy	1,064
Mr D R Turner	1,389

(vi) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests in Tesco Shares owned or controlled by a bank, stockbroker, financial or other professional adviser to T&S (or by any person controlling, controlled by or under the same control as such adviser), a subsidiary of T&S, a pension fund of T&S or any of its subsidiaries were as follows:

Name	*Number of Tesco Shares*
Credit Suisse First Boston Equities Limited	1,410,733
CSFBi	942,210
T&S Stores Directors Pension Scheme	10,750
T&S Stores Senior Executives Pension Scheme	19,500

(b) Dealings in Tesco Shares

(i) Dealings for value in Tesco Shares (excluding the exercise of options under the Tesco Share Option Schemes) by the Directors of Tesco and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of Tesco Shares*	*Price per Tesco Share (pence)*
Mr J A Gardiner	30.11.01	Scrip dividend	4,045	253.70
	28.06.02	Scrip dividend	9,256	262.60
Mr R S Ager	30.11.01	Scrip dividend	3,256	253.70
	13.12.01	Market sale	24,000	236.25
	14.12.01	Market sale	35,000	235.00
	28.01.02	Market sale	9,500	237.25
	28.01.02	Market sale	118,995	237.25
	28.06.02	Scrip dividend	6,844	262.60
	01.07.02	Re-investment of dividends	594	240.50
	30.09.02	Re-investment of dividends	39	203.25
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr P A Clarke	30.11.01	Scrip dividend	356	253.70
	28.06.02	Scrip dividend	875	262.60
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr J Gildersleeve	30.11.01	Scrip dividend	1,572	253.70
	27.05.02	Market sale	386,208	251.25
	28.06.02	Scrip dividend	6,350	262.60
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr A T Higginson	30.11.01	Scrip dividend	45	253.70
	28.06.02	Scrip dividend	105	262.60
	08.07.02	Market sale	38,908	247.50
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Sir Terry Leahy	30.11.01	Scrip dividend	4,748	253.70
	28.06.02	Scrip dividend	13,791	262.60
	08.07.02	Market sale	220,000	247.00
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr T J R Mason	30.11.01	Scrip dividend	1,408	253.70
	05.02.02	Market sale	30,000	250.25
	15.02.02	Market sale	96,200	247.80
	14.04.02	Market sale	12,468	262.75
	10.05.02	Market sale	95,803	265.75
	28.06.02	Scrip dividend	3,276	262.60
	08.02.02-18.10.02	Market purchase	954	202.25-258.50
Mr D T Potts	30.11.01	Scrip dividend	796	253.70
	28.06.02	Scrip dividend	1,822	262.60
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr D E Reid CA	30.11.01	Scrip dividend	5,488	253.70
	17.12.01	Re-investment of dividends	50	233.75
	28.06.02	Scrip dividend	15,576	262.60
	01.07.02	Re-investment of dividends	120	240.50
	30.09.02	Re-investment of dividends	8	203.25
	08.02.02-18.10.02	Market purchase	477	202.25-258.50
Mr G F Pimlott	30.11.01	Scrip dividend	182	253.70
	28.06.02	Scrip dividend	417	262.60

(ii) The following options over Tesco Shares were exercised under the Tesco Share Option Schemes by the Directors of Tesco and their immediate families and related trust and any connected person (within the meaning of section 346 of the Act) during the disclosure period:

Name	*Date of taking or granting the option*	*Number of Tesco Shares under option*	*Exercise period*	*Exercise price (pence)*	*Date of Exercise*
Mr P A Clarke	31.10.96	4,155	5 years	83.00	01.02.02
Sir Terry Leahy	29.10.02	62,211	29.10.95 - 20.10.02	61.66	08.07.02
	27.05.93	51,150	27.05.96 - 27.05.03	61.66	08.07.02
	10.06.94	312,858	10.06.97 - 10.06.04	70.00	08.07.02
	10.06.94	104,286	10.06.97 - 10.06.04	59.66	08.07.02
	12.08.94	353,529	12.08.97 - 12.08.04	81.00	08.07.02
	12.08.94	117,843	12.08.97 - 12.08.04	69.00	08.07.02
	27.04.95	398,523	27.04.98 - 12.04.05	90.33	08.07.02
	31.10.96	8,313	5 years	83.00	01.02.02
Mr T J R Mason	31.10.96	12,468	5 years	83.00	28.03.02
	17.04.97	30,000	17.04.00-17.04.07	117.66	05.02.02
Mr D E Reid CA	31.10.96	8,313	5 years	83.00	01.02.02

(iii) Dealings for value in Tesco Shares by persons deemed to be acting in concert with Tesco (in addition to those referred to in paragraph 4(b)(i) and 4(b)(ii) above) during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of Tesco Shares*	*Price per Tesco Share (pence)*
Barclays Private Bank and Trust (Isle of Man) Limited	28.11.01 - 23.09.02	Market Purchase	35,300,000	206.38 - 238.50
Cazenove	30.09.02 - 29.10.02	Market Purchase	10,971	203
Cazenove	30.09.02 - 29.10.02	Market Sale	10,971	0 - 205
Cazenove	30.08.02 - 29.09.02	Market Purchase	51,080	193 - 211
Cazenove	30.08.02 - 29.09.02	Market Sale	51,080	196 - 211
Cazenove	30.07.02 - 29.08.02	Market Purchase	679,526	212 - 221
Cazenove	30.07.02 - 29.08.02	Market Sale	679,526	212 - 221
Cazenove	30.04.02 - 29.07.02	Market Purchase	1,086	248
Cazenove	30.04.02 - 29.07.02	Market Sale	1,086	248
Cazenove	30.01.02 - 29.04.02	Market Purchase	500,000	257 - 261
Cazenove	30.01.02 - 29.04.02	Market Sale	500,000	257
Cazenove	30.10.01 - 29.01.02	Market Purchase	260,070	241 - 246
Cazenove	30.10.01 - 29.01.02	Market Sale	260,070	241 - 246
D E Reid and R H Reid	15.12.01	Market Sale	15,000*[1]	239
Deutsche Asset Management Limited	18.09.02	Market Purchase	52,132	206
Deutsche Asset Management Limited	19.09.02	Market Purchase	3,868	204
Lazard Asset Management Limited	09.05.02	Market Purchase	384,200	263
Societe Generale Asset Management UK Limited	12.02.02	Market Purchase	385,000	248
Societe Generale Asset Management UK Limited	25.03.02	Market Purchase	77,000	244
Societe Generale Asset Management UK Limited	26.06.02	Market Sale	8,000	242
Societe Generale Asset Management UK Limited	27.06.02	Market Sale	63,500	237
Societe Generale Asset Management UK Limited	04.07.02	Market Sale	390,500	234
Tesco Employees Share Scheme Trustees Limited	10.05.02 - 16.07.02	Market Purchase	4,924,813	206.83 - 263.35
Tesco Quest Limited	04.02.02	Market Purchase	19,096,812	242
Tesco Quest Limited	22.02.02	Market Purchase	863,362	248
Tesco Quest Limited	09.08.02	Market Purchase	2,634,142	248

*[1] D E Reid and R H Reid sold these shares on 15 December 2001 as trustees for D E Reid's two daughters who were the beneficiaries.

(iv) Dealings for value in Tesco Shares by the following persons who have provided irrevocable undertakings to accept the Offer during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of Tesco Shares*	*Price per Tesco Share (pence)*
Mr J J McCarthy	30.11.01	Scrip dividend	7	253.70
	28.06.01	Scrip dividend	15	262.60
Mr D R Turner	07.11.01	Market Sale	1,820	241.77
	28.06.02	Scrip dividend	20	262.60

(v) Dealings for value in Tesco Shares by the Directors of T&S and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of Tesco Shares*	*Price per T&S Share (pence)*
Mr J J McCarthy	30.11.01	Scrip dividend	7	253.70
	28.06.01	Scrip dividend	15	262.60
Mr D R Turner	07.11.01	Market Sale	1,820	241.77
	28.06.02	Scrip dividend	20	262.60

(vi) Dealings for value in Tesco Shares by a bank, stockbroker, financial or other professional adviser to T&S (or by any person controlling, controlled by or under the same control as such adviser), a subsidiary of T&S, a pension fund of T&S or any of its subsidiaries in the period commencing on 30 October 2002 and ending on 13 November 2002 (being the latest practicable date prior to the posting of this document) were as follows:

Name	*Date*	*Nature of Transaction*	*Number of Tesco Shares*	*Price per Tesco Share (pence)*
Pershing Limited	30.10.02 - 13.11.02	Market Purchase	789,117	197 - 207
Pershing Limited	30.10.02 - 13.11.02	Market Sale	424,661	197 - 209
Pershing Securities Limited	30.10.02 - 13.11.02	Market Purchase	4,964,920	196 - 260
Pershing Securities Limited	30.10.02 - 13.11.02	Market Sale	4,611,663	196 - 209

(c) Interests in T&S Shares

(i) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests of persons who have provided irrevocable undertakings to accept the Offer in T&S Shares were as follows:

Name	*Number of T&S Shares*
Mr K P Threlfall	1,670,000*[1]
M J J McCarthy	10,000
Mr P Mildenstein	1,000
Mr D R Moore	1,000
Mr G Purdy	500
Mr D R Turner	9,099
Mr C A Lawrence	1,000
Mr D. Lockett-Smith	1,500,000*[2]

*[1]Mr K P Threlfall is the joint legal (but not beneficial) owner of 170,000 T&S Shares. The other joint legal owners are Mr D Lockett-Smith and Mrs L Smith.

*[2]Mr D Lockett-Smith is the joint legal (but not beneficial) owner of 170,000 T&S Shares. The other joint legal owners are Mrs L Smith and Mr K P Threlfall.

(ii) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests (all of which are beneficial unless otherwise stated) of the Directors of T&S and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) in T&S Shares which have been notified to T&S pursuant to sections 324 and 328 of the Act and entered in T&S' register of Directors' interests required to be kept under section 325 of the Act were as follows:

Name	*Number of T&S Shares*	*Number of T&S Shares under option*	*Interests in T&S Shares under long term incentive plans and annual incentive plan*
Mr K P Threlfall	1,670,000*[1]	165,247	179,835
Mr J J McCarthy	10,000	317,336	209,110
Mr P Mildenstein	1,000	75,000	53,872
Mr D R Moore	1,000	125,000	111,879
Mr G Purdy	500	169,922	62,120
Mr D R Turner	9,099	141,180	65,055
Mr C A Lawrence	1,000	-	-

*[1]Mr K P Threlfall is the joint legal (but not beneficial) owner of 170,000 T&S Shares. The other joint legal owners are Mr D Lockett-Smith and Mrs L Smith.

(iii) As at close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document), the interests of the Directors of T&S in options over T&S Shares under the T&S Option Schemes were as follows:

T&S Option Schemes (T&S Share Option Scheme 1984), (T&S 1995 Share Option Scheme) and (2001 Approved Executive Share Option Scheme)

Name	*Scheme*	*Number of T&S Shares under option*	*Exercise Period*	*Exercise Price (pence)*	*Date of Grant*
Mr K P Threlfall	1995 Unapproved	50,103	24/09/1999 - 23/09/2003	195.5	24/09/1996
	1995 Unapproved	10,000	08/05/2001 - 07/05/2005	279.5	08/05/1998
	1995 Unapproved	100,000	28/06/2003 - 27/06/2007	375	28/06/2000
Mr J J McCarthy	1984 Approved	53,000	06/05/1996 - 05/05/2003	151	06/05/1993
	1995 Unapproved	49,192	24/09/1999 - 23/09/2003	195.5	24/09/1996
	1995 Unapproved	10,000	08/05/2001 - 07/05/2005	279.5	08/05/1998
	1995 Unapproved	200,000	28/06/2003 - 27/06/2007	375	28/06/2000
Mr P Mildenstein	1995 Unapproved	65,017	05/11/2004 - 04/11/2007	300.5	05/11/2001
	2001 Approved	9,983	05/11/2004 - 04/11/2007	300.5	05/11/2001
Mr D R Moore	1995 Unapproved	100,000	28/06/2003 - 27/06/2007	375	28/06/2000
	1995 Unapproved	25,000	04/05/2004 - 03/05/2007	299	04/05/2001
Mr G Purdy	1984 Approved	80,000	28/03/1998 - 27/03/2005	150	28/03/1995
	1995 Unapproved	24,778	24/09/1999 - 23/09/2003	195.5	24/09/1996
	1995 Unapproved	10,000	08/05/2001 - 07/05/2005	279.5	08/05/1998
	1995 Unapproved	50,000	28/06/2003 - 27/06/2007	375	28/06/2000
Mr D R Turner	1984 Approved	60,800	06/05/1996 - 05/05/2003	151	06/05/1993
	1995 Unapproved	24,778	24/09/1999 - 23/09/2003	195.5	24/09/1996
	1995 Unapproved	10,000	08/05/2001 - 07/05/2005	279.5	08/05/1998
	1995 Unapproved	40,000	28/06/2003 - 27/06/2007	375	28/06/2000

T&S Savings Related Share Option Scheme 1999

Name	*Number of T&S Shares under option*	*Exercise Period*	*Exercise Price (pence)*	*Date of Grant*
Mr K P Threlfall	5,144	01/01/2005 - 30/06/2005	328	18/10/1999
Mr J J McCarthy	5,144	01/01/2005 - 30/06/2005	328	18/10/1999
Mr G Purdy	5,144	01/01/2005 - 30/06/2005	328	18/10/1999
Mr D R Turner	5,602	01/01/2007 - 30/06/2007	328	18/10/1999

(iv) As at the close of business on 13 November 2002 (being the latest practicable date prior to the posting of this document) the interests in T&S Shares owned or controlled by a bank, stockbroker, financial or other professional adviser to T&S (or by any person controlling, controlled by or under the same control as such adviser), a subsidiary of T&S, a pension fund of T&S or any of its subsidiaries were as follows:

Name	*Number of T&S Shares*
Credit Suisse First Boston Equities Limited	19,000

(d) Dealings in T&S Shares

(i) Dealings for value in T&S Shares by the following persons who have provided irrevocable undertakings to accept the Offer during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of T&S Shares*	*Price per T&S Share Pence*
Mr P Mildenstein	12.12.01	Market Purchase	1,000	313
Mr D R Moore	12.12.01	Market Purchase	1,000	313

(ii) Dealings for value in T&S Shares by the Directors of T&S and their immediate families and related trusts and any of their connected persons (within the meaning of section 346 of the Act) during the disclosure period were as follows:

Name	*Date*	*Nature of Transaction*	*Number of T&S Shares*	*Price per T&S Share Pence*
Mr P Mildenstein	12.12.01	Market Purchase	1,000	313
Mr D R Moore	12.12.01	Market Purchase	1,000	313
Hill Samuel Offshore Trust Company Limited	09.04.02	Market Purchase	51,565*[1]	313
Hill Samuel Offshore Trust Company Limited	09.04.02	Market Purchase	28,327*[1]	313.50
Hill Samuel Offshore Trust Company Limited	22.04.02	Market Purchase	315,923*[2]	332

*[1] Hill Samuel Offshore Trust Company Limited purchased these shares on 9 April 2002 and holds them on trust for Mr K P Threlfall, Mr J J McCarthy, Mr D R Moore, Mr D R Turner and Mr P Mildenstein pursuant to the terms of the T&S Stores 2001 Annual Incentive Plan.

*[2] Hill Samuel Offshore Trust Company Limited purchased these shares on 22 April 2002 and holds them on trust for Mr K P Threlfall, Mr J J McCarthy, Mr D R Moore, Mr D R Turner, Mr P Mildenstein and Mr G Purdy pursuant to the terms of the T&S Stores 2001 Long Term Incentive Plan.

(iii) Dealings for value in T&S Shares by a bank, stockbroker, financial or other professional adviser to T&S (or by any person controlling, controlled by or under the same control as such adviser), a subsidiary of T&S, a pension fund of T&S or any of its subsidiaries in the period commencing on 30 October 2002 and ending on 13 November 2002 (being the latest practicable date prior to the posting of this document) were as follows:

Name	*Date*	*Nature of Transaction*	*Number of T&S Shares*	*Price per T&S Share Pence*
Pershing Securities Limited	30.10.02 - 13.11.02	Market Purchase	32,375	442 - 449
Pershing Securities Limited	30.10.02 - 13.11.02	Market Sale	140,889	437 - 456
Pershing Limited	30.10.02 - 31.10.02	Market Purchase	16,141	445 - 454
Pershing Limited	30.10.02 - 13.11.02	Market Sale	259,866	442 - 460

(iv) On 27 November 2000 Mr K P Threlfall, a T&S Director, entered into a stock loan agreement with UBS AG pursuant to which he loaned to UBS AG 1,500,000 T&S Shares. UBS AG has agreed to redeliver such securities (or a relevant amount of equivalent securities) to Mr K P Threlfall on 15 June 2004 subject to the terms and conditions of the stock loan agreement.

(e) General

(i) Save as disclosed in this paragraph 4, none of Tesco, its subsidiaries, the Directors of Tesco, any member of their immediate families nor related trusts, nor any connected person (within the meaning of section 346 of the Act), nor any person acting in concert with Tesco, nor any person irrevocably committed to accept the Offer, owned or controlled or (in the case of Directors of Tesco, their immediate families, related trusts and connected persons) was interested, directly or indirectly, in any relevant securities on 13 November 2002 (the latest practicable date prior to the posting of this Offer Document) nor has any such person dealt for value in any relevant securities during the disclosure period.

(ii) Save as disclosed in this paragraph 4 none of T&S, its subsidiaries, its pension funds, its directors, any member of their immediate families nor any connected person (within the meaning of section 346 of the Act), nor any person deemed to be acting in concert with T&S, nor any person irrevocably committed to accept the Offer, nor any bank, stockbroker, financial or other professional adviser to T&S, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with T&S, owned or controlled or (in the case of Directors of T&S, their immediate families and connected persons) was interested, directly or indirectly, in any relevant securities as at the close of business on 13 November 2002 (the latest practicable date prior to the posting of this document) nor has any such person dealt for value in relevant securities during the disclosure period.

(iii) Neither Tesco nor T&S, nor any associate of T&S, nor any person acting in concert with Tesco has any arrangement of whatever nature relating to relevant securities.

5. Material contracts

(a) Tesco

No material contract, other than contracts entered into in the ordinary course of business, has been entered into by any member of the Tesco Group since 30 October 2000 (being two years prior to the commencement of the Offer Period).

(b) T&S

No material contract, other than contracts entered into in the ordinary course of business, has been entered into by any member of the T&S Group since 30 October 2000 (being two years prior to the commencement of the Offer Period).

6. Service Contracts

Save as disclosed in this document, the total emoluments receivable by the Directors of Tesco will not be varied as a consequence of the proposed acquisition of T&S, or by any other associated transaction.

6.1 Existing arrangements

(a) Kevin Patrick Threlfall

Kevin Patrick Threlfall entered into a service agreement with T&S on 1 June 1991. The contract is terminable on two years' written notice by T&S and one years' written notice by Kevin Threlfall. T&S has the option to pay a sum equivalent to gross salary and other benefits in lieu of notice. Kevin Threlfall's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £236,500 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. Kevin Threlfall is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he

could therefore receive up to an additional £118,250. Kevin Threlfall may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In respect of 2001 he paid £43,000 into the T&S Stores 2001 Annual Incentive Plan.

Kevin Threlfall is also entitled, by way of benefits, to the use of a company car, fuel, home telephone, medical expenses insurance, permanent health insurance and death in service cover of ten times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

Kevin Threlfall's service agreement contains a change of control clause which provides that if a third party acquires 50 per cent. or more of the issued share capital of T&S, Kevin Threlfall will be entitled at any time within a period of 12 months from the date on which T&S is notified of the acquisition, to give to T&S three months' notice to terminate his service agreement. If either Kevin Threlfall or T&S give notice to terminate the service agreement within such 12 month period then Kevin Threlfall will be entitled to a compensation payment from T&S. The total payment shall consist of an amount equivalent to two times his gross annual salary plus an amount equivalent to any income or tax which would be payable on the gross payment (the intention being that the compensation payment is received by Kevin Threlfall free of tax).

(b) James John McCarthy

James John McCarthy entered into a service agreement with T&S on 1 June 1991. The contract is terminable on two years' written notice by T&S and one years' written notice by James McCarthy. T&S has the option to pay a sum equivalent to gross salary and other benefits in lieu of notice. James McCarthy's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £275,000 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. James McCarthy is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he could therefore receive up to an additional £137,500. James McCarthy may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In respect of 2001 he paid £50,000 into the T&S Stores 2001 Annual Incentive Plan.

James McCarthy is also entitled, by way of benefits, to the use of a company car, fuel, home telephone, medical expenses insurance, permanent health insurance and death in service cover of ten times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

James McCarthy's service agreement contains a change of control clause which provides that if a third party acquires 50 per cent. or more of the issued share capital of T&S, James McCarthy will be entitled at any time within a period of 12 months from the date on which T&S is notified of the acquisition, to give to T&S three months' notice to terminate his service agreement. If either James McCarthy or T&S give notice to terminate the service agreement within such 12 month period then James McCarthy will be entitled to a compensation payment from T&S. The total payment shall consist of an amount equivalent to two times his gross annual salary plus an amount equivalent to any income or tax which would be payable on the gross payment (the intention being that the compensation payment is received by James McCarthy free of tax).

(c) Dean Roderick Moore

Dean Roderick Moore entered into a service agreement with T&S on 1 November 1999. The contract is terminable on one year's written notice by T&S and six months' written notice by Dean Moore. T&S has the option to pay a sum equivalent to gross salary and other benefits in lieu of notice. Dean Moore's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £150,000 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. Dean Moore is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The

maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he could therefore receive up to an additional £75,000. Dean Moore may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In respect of 2001 he paid £26,400 into the T&S Stores 2001 Annual Incentive Plan.

Dean Moore is also entitled, by way of benefits, to the use of a company car, fuel, home telephone, medical expenses insurance, permanent health insurance and death in service cover of 10 times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

(d) Paul Mildenstein

Paul Mildenstein entered into a service agreement with T&S on 2 April 2001. The contract is terminable on 12 months' written notice by either party. Paul Mildenstein's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £130,000 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. Paul Mildenstein is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he could therefore receive up to an additional £65,000. Paul Mildenstein may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In respect of 2001 he paid £22,000 into the T&S Stores 2001 Annual Incentive Plan.

Paul Mildenstein is also entitled, by way of benefits, to the use of a company car, fuel, home telephone, medical expenses insurance, permanent health insurance and death in service cover of ten times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

(e) Geoffrey Purdy

Geoffrey Purdy entered into a service agreement with T&S on 1 June 1994. The contract is terminable on two years' written notice by T&S and one year's written notice by Geoffrey Purdy. Geoffrey Purdy's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £130,000 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. Geoffrey Purdy is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he could therefore receive up to an additional £65,000. Geoffrey Purdy may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In 2001 he did not elect to do so.

Geoffrey Purdy is also entitled, by way of benefits, to the use of a company car, fuel, home telephone, medical expenses insurance, permanent health insurance and death in service cover of ten times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

(f) David Richmond Turner

David Richmond Turner entered into a service agreement with T&S on 1 July 1991. The contract is terminable on two years' written notice by T&S and one year's written notice by David Turner. T&S has the option to pay a sum equivalent to gross salary and other benefits in lieu of notice. David Turner's current basic salary (which is reviewable on 1 January in each year at the discretion of the board) is £110,000 per annum. Any review will take account of performance of the individual together with any change of responsibilities which may have occurred. David Turner is eligible to participate in the T&S share schemes and the senior executive bonus scheme. The maximum amount he is eligible to receive under the bonus scheme for 2002 is 50 per cent. of his gross salary as at 1 January 2002. Providing T&S achieves its profit targets for 2002, he could

therefore receive up to an additional £55,000. David Turner may elect to pay part of his bonus into the T&S Stores 2001 Annual Incentive Plan. In respect of 2001 he paid £20,000 into the T&S Stores 2001 Annual Incentive Plan.

David Turner is also entitled, by way of benefits, to the use of a company car, fuel, home telephone and medical expenses insurance, permanent health insurance and death in service cover of ten times his gross salary. Pension benefits are provided through the money purchase T&S Stores Directors Pension Scheme. T&S is currently contributing to his pension scheme at an annual rate of 25 per cent. of his basic annual salary.

David Turner's service agreement contains a change of control clause which provides that if a third party acquires 50 per cent. or more of the issued share capital of T&S , David Turner will be entitled at any time within a period of 12 months from the date on which T&S is notified of the acquisition, to give to T&S three months' notice to terminate his service agreement. If either David Turner or T&S give notice to terminate the service agreement within such 12 month period then David Turner will be entitled to a compensation payment from T&S. The total payment shall consist of an amount equivalent to two times his gross annual salary plus an amount equivalent to any income or tax which would be payable on the gross payment (the intention being that the compensation payment is received by David Turner free of tax).

(g) Charles Anthony Lawrence

Charles Anthony Lawrence commenced his appointment as a non-executive director of T&S on 1 August 1999 as confirmed by letter of appointment dated 14 June 1999. His appointment is for no particular fixed term and is terminable by reasonable notice. His current remuneration is £25,000 per annum. His remuneration is determined by the Board of directors as a whole and it reflects both the amount of time given and the contribution made to the company's affairs. The advice of independent consultants is taken in reviewing his level of remuneration. Charles Lawrence does not receive any bonuses, is not eligible for awards under the incentive plans, does not participate in the share option schemes and does not accrue pension entitlement.

(h) Ian Lee Vickery

Ian Lee Vickery commenced his appointment as a non-executive director of T&S on 2 July 1990. The terms of his appointment were confirmed by a letter dated 6 November 2002. His appointment is for no particular fixed term and is terminable by reasonable notice. His current remuneration is £25,000 per annum. His remuneration is determined by the Board of directors as a whole and it reflects both the amount of time given and the contribution made to the company's affairs. The advice of independent consultants is taken in reviewing his level of remuneration. Ian Vickery does not receive any bonuses, is not eligible for awards under the incentive plans, does not participate in the share option schemes and does not accrue pension entitlement.

(i) Robert John Davies

Robert John Davies commenced his appointment as a non-executive director of T&S on 5 January 1998 as confirmed by letter dated 13 January 1998. His appointment is for no particular fixed term and is terminable by reasonable notice. His current remuneration is £25,000 per annum. His remuneration is determined by the Board of directors as a whole and it reflects both the amount of time given and the contribution made to the company's affairs. The advice of independent consultants is taken in reviewing his level of remuneration. Robert Davies does not receive any bonuses, is not eligible for awards under the incentive plans, does not participate in the share option schemes and does not accrue pension entitlement.

Save as disclosed in (a) to (i) above none of the service agreements were entered into during the six months preceding the date of this agreement nor have any amendments been made to any of such service agreements during that period.

6.2 Future arrangements

Tesco plc has agreed the following arrangements with the executive directors of T&S regarding their future participation in the operational management of T&S following the Offer becoming or being declared unconditional in all respects. Each Director's entitlement under the T&S bonus scheme for 2002 will be unaffected.

Kevin Threlfall will remain with T&S in the role of business adviser to provide continuity. It is anticipated that his employment will continue for two years. His service agreement will be amended to remove his rights to a change of control termination payment and to a pay in lieu of notice payment. Kevin Threlfall will lose his entitlement to a bonus for the financial years 2003 and 2004 under existing provisions and to any future increase in his basic salary. On termination of his employment, Kevin Threlfall will not be entitled to any compensation or other payment or benefit, save that ownership of his company car, with its current number plate, will be transferred to him.

James McCarthy will remain with T&S to assist with the handover to the new CEO. James McCarthy has agreed that his service contract will be amended to remove his right to a change of control termination payment and to reduce the period of his post-termination non-compete covenant from one year to eight months. Should James McCarthy and T&S agree to the termination of his service agreement, he will receive payment of £995,000 from T&S in accordance with the pay in lieu of notice provision in his contract. As set out in his service agreement, T&S will pay any tax payable on this figure.

Paul Mildenstein will remain with T&S and assume the role of Operations Director. His annual salary will increase to £140,000. Paul Mildenstein will lose his entitlement to a bonus for the financial year 2003 under existing provisions but will become eligible to receive a bonus of up to 60 per cent. of his basic salary.

Dean Moore will remain with T&S to assist with the transition and will become eligible to receive a bonus of £25,000 for the successful hand over of the T&S financial accounts. On any termination of his service agreement T&S will make Dean Moore a payment of £282,500 as compensation. This payment includes £30,000 payable as consideration for Dean Moore agreeing to enter into additional post termination restrictive covenants.

David Turner will remain with T&S to assist with the transition. Following the initial transition period, David Turner will leave T&S. He will receive a payment of £415,000 from T&S in accordance with the pay in lieu of notice provision in his contract. As set out in his service agreement, T&S will pay any tax payable on this figure.

Following completion of the Offer Geoff Purdy will leave T&S. He will receive a total payment of £517,000 as compensation for the breach of his service agreement. This payment includes £30,000 payable as consideration for Geoff Purdy acknowledging that the restrictive covenants in his service agreement will remain in effect post termination.

7. Break fee

Tesco and T&S have entered into an arrangement under which T&S has agreed to pay Tesco a break fee of £3.65 million in the event that the Offer lapses or is withdrawn either following the announcement of a third party offer which subsequently becomes or is declared unconditional in all respects, or, following the announcement of a third party offer, T&S Directors withdraw or modify in a manner adverse to Tesco their approval or recommendation of the Offer.

8. Sources and bases of the financial information

In this document, unless otherwise stated or the context otherwise requires, the following sources and bases of the financial information have been used:

(i) financial information concerning T&S has been derived from the T&S Annual Report and Accounts and the T&S Interim Statement.

(ii) free cash flow is defined as cash before financing, adjusted for dividends paid.

(iii) financial information concerning Tesco has been derived from the Tesco Annual Report and Accounts and the Tesco Interim Statement.

(iv) references to the value of the Offer are based on 82,924,903 T&S Shares in issue and to be issued. The Closing Price of T&S is derived from the Daily Official List for the relevant date.

(v) fully diluted share capital data for T&S is derived from information provided by T&S relating to the number of unexercised options over T&S Shares.

9. General

(a) Save as disclosed in this document, no proposal exists in connection with the Offer that any payment or other benefit shall be made or given by Tesco to any Director of T&S as compensation for loss of office or as consideration for or in connection with his retirement from office.

(b) Each of Greenhill, Rothschild, Cazenove, ING Barings and CSFB has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Tesco or any person acting in concert with it for the purpose of the Offer and any of the directors, recent directors, shareholders or recent shareholders of T&S having any connection with, or dependence on, the outcome of the Offer.

(d) Save as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the T&S Shares to be acquired by Tesco pursuant to the Offer will be transferred to any other person, save that Tesco reserves the right to transfer any such shares to any member of the Tesco Group.

(e) Save as disclosed in this document, the Directors of Tesco do not know of any material change in the financial or trading position of the Tesco Group since 23 February 2002, being the date to which Tesco's last audited accounts were prepared.

(f) Save as disclosed in this document, the Directors of T&S do not know of any material change in the financial or trading position of the T&S Group since 29 December 2001, being the date to which T&S' last audited accounts were prepared.

(g) This document has been issued on behalf of Tesco by Greenhill.

10. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London EC4Y 1HS, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) while the Offer remains open for acceptance:

(a) the memorandum and articles of association of Tesco;

(b) the memorandum and articles of association of T&S;

(c) the published audited consolidated accounts of Tesco for the last two financial years ended 23 February 2001 and 23 February 2002 and the unaudited interim results for the 24 weeks ended 10 August 2002;

(d) the published audited consolidated accounts of T&S for the last two financial years ended 29 December 2000 and 29 December 2001 and the unaudited interim results for the 26 weeks ended 29 June 2002;

(e) all T&S Directors' service contracts having more than 12 months to run;

(f) the written consent of Greenhill, Cazenove, Rothschild, ING Barings, CSFB, Lloyds TSB Registrars and Hyway Printing Group;

(g) copies of the irrevocable undertakings to accept the Offer given by the persons referred to in paragraph 2(b) above;

(h) the document relating to the payment of the break fee referred to in paragraph 7 of Appendix V to this document;

(i) this document and the Form of Acceptance; and

(j) a full list of all dealings where such dealings have been aggregated in paragraph 4 of Appendix V to this document.

APPENDIX VI

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

"Acquisition"	means the proposed acquisition of T&S by Tesco to be effected by means of the Offer;
"Announcement"	means the announcement by Tesco of its firm intention to make the Offer dated 30 October 2002;
"business day"	means a day on which banks are normally open for business in London;
"Cazenove"	means Cazenove & Co. Limited;
"certificated" or "in certificated form"	means a share or other security which is not in uncertificated form (as defined below);
"City Code"	means the City Code on Takeovers and Mergers;
"Closing Price"	means the closing middle market quotation of the relevant share as derived from the Daily Official List;
"Companies Act" or "the Act"	means the Companies Act 1985 (as amended);
"CREST"	means the relevant system (as defined in CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CREST Manual"	means the CREST manual published by CRESTCo;
"CREST member"	means a person who has been admitted by CRESTCo as a system-member (as defined in the CREST Regulations);
"CREST participant"	means a person who is, in relation to CREST, a system participant (as defined in the CREST Regulations);
"CREST Regulations" or "Regulations"	means the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272);
"CREST sponsor"	means a CREST member admitted to CREST as a sponsor;
"CRESTCo"	means CRESTCo Limited;
"CSFB"	means Credit Suisse First Boston (Europe) Limited;
"Daily Official List"	means the daily official list of the London Stock Exchange;
"dealing day"	means any day on which the London Stock Exchange is open for business in the trading of securities admitted to the Official List;
"Directors of T&S" or "T&S Directors"	means the board of Directors of T&S as listed in paragraph 2(b) of Appendix V to this document;
"Directors of Tesco" or "Tesco Directors"	means the board of Directors of Tesco as listed in paragraph 2(a) of Appendix V to this document;
"Enlarged Tesco Group"	means Tesco Group as enlarged by the Acquisition;
"Escrow Agent"	means the Receiving Agent in its capacity as CREST receiving agent for the purposes of the Offer;
"Form of Acceptance"	means the form of acceptance and authority for use in connection with the Offer accompanying this Offer Document;

"Greenhill"	means Greenhill & Co. International LLP;
"ING Barings"	means the investment banking division of ING Bank N.V., London Branch, a subsidiary of ING Groep N.V.;
"Listing Rules"	means the listing rules of the UK Listing Authority;
"London Stock Exchange"	means London Stock Exchange plc;
"member account ID"	means the identification code or number attached to any member account in CREST;
"new Tesco Shares"	means the new Tesco Shares to be issued to T&S Shareholders credited as fully paid pursuant to the Offer;
"Offer"	means the recommended offer made by Greenhill on behalf of Tesco on the terms and subject to the conditions set out in this document and the Form of Acceptance to acquire all of the T&S Shares (including, where the context admits, any subsequent revision, variation, extension or renewal of such offer);
"Offer Document"	means this document;
"Offer Period"	means as set out in Part B of Appendix I to this document;
"Official List"	means the Official List of the UK Listing Authority;
"Panel"	means the Panel on Takeovers and Mergers;
"participant ID"	means the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"Receiving Agent"	means Lloyds TSB Registrars;
"Regulatory Information Service"	means any of the services set out in Schedule 12 to the Listing Rules;
"Rothschild"	means N M Rothschild & Sons Limited;
"Substantial Interest"	means a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking;
"T&S"	means T&S Stores Plc, incorporated in England and Wales with registered number 1228935;
"T&S Annual Report and Accounts"	means the annual report and accounts of T&S for the 52 weeks ended 29 December 2001;
"T&S Group"	means T&S and its subsidiary undertakings;
"T&S Interim Statement"	means the interim statement of T&S for the 26 week period ending 29 June 2002;
"T&S Option Schemes"	means the T&S Savings Related Share Option Scheme 1999, the T&S Share Option Scheme 1984, the T&S 2001 Approved Executive Share Option Scheme, the T&S 1995 Share Option Scheme, the T&S Stores 2001 Annual Incentive Plan and the T&S Stores 2001 Long Term Incentive Plan;
"T&S Options"	means options or other rights to acquire T&S Shares (or as of the Unconditional Date, Tesco Shares) under the T&S Option Schemes outstanding on the Unconditional Date;

"T&S Shareholders"	means holders of T&S Shares;
"T&S Shares"	means the existing unconditionally allotted or issued and fully paid (or credited as a fully paid) ordinary shares of 5 pence each in the capital of T&S and any further such shares which are unconditionally allotted or issued before the Offer closes or before such earlier date as Tesco (subject to the City Code) may determine not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances;
"Tesco Annual Report and Accounts"	means the published audited consolidated accounts for Tesco for the financial year ended 23 February 2002;
"Tesco"	means Tesco PLC, incorporated in England and Wales with registered number 445790;
"Tesco Group"	means Tesco and its subsidiary undertakings;
"Tesco Interim Statement"	means the unaudited interim results for the 24 weeks ended 10 August 2002;
"Tesco Share Option Schemes"	means the Tesco Savings Related Share Option Scheme (1981) and the Tesco Executive Share Option Schemes (1984), (1994) and (1996);
"Tesco Shareholders"	means holders of Tesco Shares;
"Tesco Shares"	means ordinary shares of 5 pence each in the capital of Tesco;
"TFE instruction"	means a Transfer from Escrow instruction (as defined by the CREST manual issued by CRESTCo);
"TTE instruction"	means a Transfer to Escrow instruction (as defined by the CREST Manual issued by CRESTCo);
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	means recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"Unconditional Date"	means the date on which the Offer becomes or is declared unconditional in all respects;
"United States of America", "US" or "United States"	means the United States of America, its possessions and territories, any State of the United States and the District of Columbia;
"US Securities Act"	means the United States Securities Act of 1933, as amended;
"Wider T&S Group"	means T&S and the subsidiaries and subsidiary undertakings of T&S and associated undertakings (including any joint venture, partnership, firm or company in which any member of the T&S Group is interested) or any undertaking in which T&S and such undertakings (aggregating their interests) have a Substantial Interest; and

"Wider Tesco Group"	means Tesco and the subsidiaries and subsidiary undertakings of Tesco and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Tesco Group is interested) or any undertaking in which Tesco and such undertakings (aggregating their interests) have a Substantial Interest.

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act).

Companies House
— for the record —

(2)

it of Shares

04 JAN 20 AM 7:21

Please complete in typescript, o
in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	117.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	7,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy Date 27 FEB 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	70.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 12,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 14 MAR 2003

DEPUTY ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	30,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATATCHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 20 MAR 2003

DEPUTY

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25 / 03 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	24000	21000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	70.00P	77.33P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	45,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 25 MAR 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	36000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	176.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 36,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date - 2 APR 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMAE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 30,000
Name FOR INDIVIDUALS SEE ATTACHED LIST . Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy [signature] Date - 3 APR 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15000	18000	30000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	117.66P	176.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	63,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy [signature] Date 7/4/03

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15000	16500	30000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	176.66P	179.42P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	61,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST .	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date -8 APR 2003

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	45000	15000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	60,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] deputy Date -9 APR 2003

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 445790

Company name in full: TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	11 04 2003	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	56094		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	56,094
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 11/4/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	37500	7500	8000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	151.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: NAT WEST CREST ACCOUNT Address: NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Ordinary	53,000
Name: FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy Date 14 APR 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	67500	8000	34667
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	178.00P	179.42P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 110,167
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy [signature] Date 15 APR 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ ~~Please delete as appropriate~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	70.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 12,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 16 APR 2003

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ ~~Please delete as appropriate~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	117.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	7,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTCEHD LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01 MAY 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	54000	60000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 114,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date - 6 MAY 2003

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	45000	45000	30000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	99.67P	117.67P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 120,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date -6 MAY 2003

~~A director~~ / Deputy secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	45000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	45000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Date 14 MAY 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22500	6000	16000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	117.66P	176.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted	Number allotted 144,500
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy   Date 19 MAY 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL   Tel 01992 626304

DX number   DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18000	15000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 33,000
Name FOR INDIVUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 19 MAY 2003

deputy
~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	19	05	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	24000	15000	19596
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share (*including any share premium*)	70.00P	104.00P	117.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	58,596
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 19 MAY 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	45000	36000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	176.66P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	81000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 20 MAY 2003

deputy

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	22,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 21 MAY 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	8,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] deputy   Date 03 JUN 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS,
EN8 9SL   Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8000	35409	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	178.00p	184.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	43,409
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03 JUN 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15000	15000	15000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	99.67P	117.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	45,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03 JUN 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 5	0 6	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7500	18000	15000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	117.66P	176.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR JAMES LIDDON PADOVAN	Class of shares allotted	Number allotted
Address 145 BRIDGE HOUSE, ST GEORGES WHARF, LONDON	Ordinary	40,500
UK Postcode SW8 2LQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 05 JUN 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22500	7500	18000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	176.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	48000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 05 JUN 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC .

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7500	6000	8000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	117.66P	176.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 21,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 06 JUN 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15000	7500	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	117.66P	99.66P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	22,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09 JUN 2003

A director / Deputy secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	6000	8000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	14,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 JUN 2003

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

(2)
t of Shares

04 JAN 20 AM 7:21

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	22500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR PAUL JULIAN ARNOLD	Class of shares allotted	Number allotted
Address 4 THE RIDGEWAY, HITCHIN, HERTFORDSHIRE	ORDINARY	22,500
UK Postcode SG5 2BT		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 17 JUN 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 8,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 JUN 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	15000	15000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	178.00P	179.42P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINESS LIMITED	ORDINARY	30,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18 JUN 2003

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66 X 51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 10,000
Name FOR INDIVIDUALS SEE ATTCHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20 JUN 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	37500	15000	15000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66 X 51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 67,500
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed .... Date 25 JUN 2003

DEPUTY

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10634		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	10,634
A/C 66 X 51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26 JUN 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHEHSUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 445790

Company name in full: TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	7500	8000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66 X 51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 30,500
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 26 JUN 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHEHSUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	18000	31500	10000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	205.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66 X 51 DEPT 60 UK Postcode	ORDINARY	59,500
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 JUN 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE,PO BOX 18,
DELAMARE ROAD, CHEHSUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	15000	45000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	99.66P	117.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NATWEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	75,000
A/C 66 X 51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 JUN 2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHEHSUNT, HERTS
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	22500	5000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	205.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	27,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy [signature] Date 30 JUN 2003

~~A director / secretary~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18000	23000	5000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	205.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	46,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 01 JUL 2003

deputy
~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	888903		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	98.33P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NAT WEST CREST ACCOUNT Address NWS COPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Ordinary	888,903
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy [signature] Date 02 JUL 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 606304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	Ordinary	10,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED SHEET	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] deputy Date 07 JUL 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITD	Ordinary	8,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 09 JUL 2003

deputy

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	60000	30000	30000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	178.00P	205.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted Ordinary	Number allotted 120,000
Name FOR INDIVIDUALS SEE ATTACHED SHEET Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10 JUL 2003

deputy

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS PAULA LATUSKE	Class of shares allotted	Number allotted
Address HARDINGS, CROUCHFIELD, WARE, HERTS.	ORDINARY	15,000
UK Postcode S G 1 2 0 N Z		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy [signature] Date 14 JUL 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	176.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR MICHAEL J STEWART	Class of shares allotted	Number allotted
Address 92 LORCAN CRESCENT, SANTRY, DUBLIN 9, R.O.I,	ORDINARY	3,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy [signature] Date 14 JUL 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR MARTIN JOHN COLTHORPE	Class of shares allotted	Number allotted
Address 442 ST DAVIDS SQUARE, WESTFERRY ROAD, LONDON	ORDINARY	15,000
UK Postcode E 1 4 3 H		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 14 JUL 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	6000	5000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	205.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 11,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed deputy Date 15 JUL 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	22500	7500	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	30,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 21 JUL 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	22 07 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	4000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 22 JUL 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	15000	10000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	205.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	40000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy [signature] Date 23 JUL 2003

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	120000	7500	30000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	178.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: NAT WEST CREST ACCOUNT Address: NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 157,500
Name: FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24 JUL 2003

deputy

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	45000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	45000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 24 JUL 2003

~~A director /~~ secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	12000	18000	45000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	70.00P	99.66P	151.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 75000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25 JUL 2003

~~A director /~~ deputy secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	ORDINARY	5000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 25 JUL 2003

deputy

~~A director /~~ secretary ~~/administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	5,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed deputy Date 28 JUL 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	10,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30 JUL 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 JUL 2003

deputy

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 JUL 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 445790

Company name in full: TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	6000	8000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: NAT WEST CREST ACCOUNT Address: NWS COPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	ORDINARY	14,000
Name: FOR INDIVIDUALS SEE ATTACHED LIST Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	37500		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED, A/C 66X51 DEPT 60	ORDINARY	37,500
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05 AUG 2003

Deputy

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	103877	35052	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	176.66P	178.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 138,929
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	22500	30000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: NAT WEST CREST ACCOUNT Address: NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 52,500
Name: FOR INDIVIDUALS SEE ATTACHED LIST Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 07 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	47500	18000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	99.66P	176.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	80,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08 AUG 2003

A director / ~~secretary~~ Deputy / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	23000	28579	9932
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	178.00P	184.00P	209.50P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	61,511
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08 AUG 2003

A director / secretary / Deputy / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 445790

Company name in full: TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	76729		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 76,729
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08 AUG 2003

A director / Deputy secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	45000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	45,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 12 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	8000	5000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	178.00P	205.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	13,000
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Date 11 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	8000	15000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	178.00P	205.00P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: NAT WEST CREST ACCOUNT Address: NWS CORPORATE NOMINEES LIMITED A/C 66X51 DEPT 60 UK Postcode	ORDINARY	38,000
Name: FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 445790

Company name in full: TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	67000	5000	
Nominal value of each share	5P	5P	
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	205.00P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAT WEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	72,500
A/C 66X51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 14 AUG 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS.
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name NATWEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED A/C 66 X 51 DEPT 60 UK Postcode	ORDINARY	15,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 15 AUG 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	08	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	15000	15000	6000
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	99.66P	117.66P	176.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAWTEST CREST ACCOUNT	Class of shares allotted	Number allotted
Address NWS CORPORATE NOMINEES LIMITED	ORDINARY	36,000
AC 66 X 51 DEPT 60		
UK Postcode		
Name FOR INDIVIDUALS SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY Date 19 AUG 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC,TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19 08 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	178.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NAWTEST CREST ACCOUNT Address NWS CORPORATE NOMINEES LIMITED AC 66 X 51 DEPT 60 UK Postcode	Class of shares allotted ORDINARY	Number allotted 16,000
Name FOR INDIVIDUALS SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 AUG 2003

DEPUTY
A ~~director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD WATERHOUSE NOMINEES (EUROPE) LIMITED Address A/C CESNOMS PARTICIPANT ID: 277 MEMBER A/C: CESNOMS UK Postcode	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 22 AUG 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
26	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	205.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD WATERHOUSE NOMINEES (EUROPE) LIMITED	Class of shares allotted	Number allotted
Address A/C CESNOMS PARTICIPANT ID: 277	Ordinary	10,000
MEMBER A/C: CESNOMS		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 26 AUG 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	445790
Company name in full	TESCO PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15000		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	99.66P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS SUSAN DEBORAH DIX Address 20 CEDAR AVENUE, UPMINSTER, ESSEX RM14 2LW UK Postcode	Class of shares allotted Ordinary	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27 AUG 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18,
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 445790

Company name in full TESCO PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day Month Year	To: Day Month Year
	29 08 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22500	37500	22500
Nominal value of each share	5P	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	104.00P	99.66P	117.66P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name TD WATERHOUSE NOMINEES (EUROPE) LIMITED Address A/C CESNOMS PARTICIPANT ID 277 MEMBER A/C CESNOMS UK Postcode	Ordinary	82,500
Name SEE ATTACHED LIST Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 AUG 2003

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TESCO PLC, TESCO HOUSE, PO BOX 18
DELAMARE ROAD, CHESHUNT, HERTS
EN8 9SL Tel 01992 626304

DX number DX exchange